

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)



Date May 10, 2010

By ______________________

Name: Luo Zhuping
Title: Director/Company Secretary

000003



中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(在中華人民共和國註冊成立的股份有限公司)
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code 股份代號: 00670)


中國東方航空
CHINA EASTERN

ANNUAL REPORT
年報 2009

COMPANY PROFILE
公司簡介

Company's Registered Chinese Name
中國東方航空股份有限公司

公司登記中文名稱
中國東方航空股份有限公司

Company's English Name
China Eastern Airlines Corporation Limited

公司英文名稱
China Eastern Airlines Corporation Limited

Company's Abbreviated English Name
CEA

公司英文縮寫
CEA

Company's Legal Address
66 Airport Street,
Pudong International Airport,
Shanghai, China

公司法定地址
中國上海市浦東國際
機場機場大道66號

Postal Code
201202

郵政編碼
201202

Company's Office Address
2550 Hongqiao Road,
Shanghai, China

公司辦公地址
中國上海市虹橋路2550號

Postal Code
200335

郵政編碼
200335

Company's Legal Representative
Liu Shaoyong

公司法定代表人
劉紹勇

Company Secretary
Luo Zhuping

公司秘書
羅祝平

Company's website address
www.ceair.com

公司網址
www.ceair.com

Company's e-mail address
ir@ceair.com

公司電子信箱
ir@ceair.com

Telephone
(86-21) 6268 6268

電話
(86-21) 6268 6268

Facsimile
(86-21) 6268 6116

傳真
(86-21) 6268 6116

Places of Listing

The Shanghai Stock Exchange
Code: 600115
Abbreviation: ST CEA*

The Stock Exchange of Hong Kong Limited
Code: 00670

The New York Stock Exchange, Inc.
Code: CEA

公司股票上市地

上海證券交易所
股票代碼：600115
股票簡稱：ST東航*

香港聯合交易所有限公司
股票代碼：00670

紐約證券交易所
股票代碼：CEA

* From 17 April 2009 onwards, the abbreviation of the A shares of the Company is ST CEA.

* 自二零零九年四月十七日起，本公司A股的股票簡稱為ST東航。

CONTENTS
目錄

FINANCIAL HIGHLIGHTS
財務摘要

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)

Expressed in RMB millions 以人民幣百萬元計算		2005 二零零五年	2006 二零零六年	2007 二零零七年	2008 二零零八年	**2009 二零零九年**
Year Ended 31 December	截至十二月三十一日止年度					
Revenues	營業額	27,380	37,557	42,534	41,073	**38,989**
Other operating income and gains	其他營業收益及其他淨收益	245	424	488	672	**1,288**
Operating expenses	營業支出	(27,562)	(40,695)	(42,894)	(56,828)	**(38,456)**
Operating profit/(loss)	經營溢利／(虧損)	63	(2,714)	128	(15,083)	**1,821**
Finance income/(cost), net	財務收入／(支出)，淨額	(578)	(757)	162	(267)	**(1,549)**
Profit/(loss) before income tax	除税前利潤／(虧損)	(528)	(3,338)	378	(15,256)	**249**
Profit/(loss) for the year attributable to equity holders of the Company	本公司權益持有人應佔年度溢利／(虧損)	(418)	(3,035)	379	(15,269)	**169**
Earning/(loss) per share attributable to equity holders of the Company (RMB)[1]	本公司權益持有人應佔每股盈利／(虧損)(人民幣元)[1]	(0.09)	(0.62)	0.08	(3.14)	**0.026**
At 31 December	於十二月三十一日					
Cash and cash equivalents	現金及現金等價物	1,864	1,987	1,655	3,451	**1,735**
Net current liabilities	淨流動負債	(25,548)	(24,588)	(26,098)	(43,458)	**(28,647)**
Non-current assets	非流動資產	52,106	51,725	57,949	62,652	**64,988**
Long term borrowings, including current portion	長期貸款，包括流動部份	(12,659)	(14,932)	(14,675)	(15,628)	**(16,928)**
Obligations under finance leases, including current portion	融資租賃負債，包括流動部份	(10,588)	(11,949)	(16,452)	(20,809)	**(19,370)**
Total share capital and reserves	總股本及儲備	5,561	2,534	2,361	(13,097)	**1,235**

(1) The calculation of earnings/ (loss) per share for 2005, 2006, 2007 and 2008 are based on the consolidated profit/(loss) attributable to shareholders and 4,866,950,000 shares in issue. The calculation of earnings/ (loss) per share for 2009 is based on the consolidated profit/ (loss) attributable to the then shareholders divided by the weighted average number of 6,436,828,000 ordinary shares outstanding.

(1) 二零零五、二零零六、二零零七、二零零八年每股溢利／(虧損)是根據當年度的股東應佔綜合溢利／(虧損)除以已發行股數4,866,950,000股計算；二零零九年的每股溢利／(虧損)是根據當年度的股東應佔綜合溢利／(虧損)除以發行在外普通股的加權平均股數6,436,828,000股計算

SUMMARY OF ACCOUNTING AND BUSINESS DATA
會計數據與業務數據摘要

(Prepared in accordance with PRC Accounting Standards) (按中華人民共和國企業會計準則編製)

PROFIT FOR THE YEAR ENDED 31 DECEMBER 2009
截至二零零九年十二月三十一日止年度利潤

		RMB million *人民幣百萬元*
Net Profit	淨利潤	540
Income from Main Operations	主營業務利潤	1,783
Income from Other Operations	其他業務利潤	800
Income from Investments	投資收益	(23)
Net Income outside Business	營業外收支淨額	1,590

MAJOR ACCOUNTING DATA & FINANCIAL INDICATORS
主要會計數據和財務指標

(Expressed in RMB Million) *(人民幣百萬元)*

			2008 二零零八年	**2009 二零零九年**
1.	Operation Revenue	營業收入	41,842.36	**39,831.33**
2.	Net (Loss)/Profit	淨(虧損)/利潤	(13,927.66)	**539.74**
3.	Total Assets	總資產	73,184.01	**72,018.68**
4.	Shareholders' Equity	股東權益	(11,065.15)	**3,613.13**
5.	(Loss)/Earnings per Share (RMB)	每股(虧損)/收益(人民幣元)	(2.86)	**0.08**
6.	Net assets per share (RMB)	每股淨資產(人民幣元)	(2.38)	**0.32**

Notes:

1. *Calculation of major financial indicators:*

   Earnings/(loss) per share = net profit/(loss) ÷ weighted average number of ordinary shares outstanding

   Net assets per share = shareholders' equity at the end of the year ÷ total number of ordinary shares at the end of the year

註：

1. *主要財務指標計算方法如下：*

   每股收益／（虧損）＝淨利潤／（虧損）÷ 發行在外普通股的加權平均數

   每股淨資產＝年度末股東權益 ÷ 年度末普通股股份總數

SELECTED AIRLINE OPERATING DATA
主要營運數據摘要

		For the period of 1 January 2009 to 31 December 2009 二零零九年一月一日至十二月三十一日	For the period of 1 January 2008 to 31 December 2008 二零零八年一月一日至十二月三十一日	Change 變動幅度
Capacity	**運輸能力**			
ATK (available tonne-kilometres)	可用噸公里(ATK)			
(millions)	*(百萬)*	**12,505.53**	11,642.23	**7.42%**
– Domestic routes	一國內航線	**7,100.62**	5,658.36	**25.49%**
– International routes	一國際航線	**4,846.17**	5,294.76	**-8.47%**
– Regional routes	一地區航線	**558.74**	689.10	**-18.92%**
ASK (available seat-kilometres)	可用座公里(ASK)			
(millions)	*(百萬)*	**84,456.39**	75,964.28	**11.18%**
– Domestic routes	一國內航線	**59,235.02**	47,588.37	**24.47%**
– International routes	一國際航線	**21,386.31**	23,813.57	**-10.19%**
– Regional routes	一地區航線	**3,835.05**	4,562.34	**-15.94%**
AFTK (available freight tonne-kilometres)	可用貨郵噸公里(AFTK)			
(millions)	*(百萬)*	**4,904.46**	4,805.44	**2.06%**
– Domestic routes	一國內航線	**1,769.46**	1,375.41	**28.65%**
– International routes	一國際航線	**2,921.40**	3,151.54	**-7.30%**
– Regional routes	一地區航線	**213.59**	278.49	**-23.30%**
Hours flown *(thousands)*	飛行小時*(千)*	**838.27**	755.17	**11.00%**
Traffic	**運輸量**			
RTK (revenue tonne-kilometres)	收入噸公里(RTK)			
(millions)	*(百萬)*	**7,908.69**	7,218.99	**9.55%**
– Domestic routes	一國內航線	**4,694.69**	3,780.27	**24.19%**
– International routes	一國際航線	**2,900.78**	3,056.25	**-5.09%**
– Regional routes	一地區航線	**313.22**	382.46	**-18.10%**
RPK (revenue passenger-kilometres)	客運人公里(RPK)			
(millions)	*(百萬)*	**60,942.09**	53,785.27	**13.31%**
– Domestic routes	一國內航線	**44,375.70**	35,352.44	**25.52%**
– International routes	一國際航線	**13,993.70**	15,374.98	**-8.98%**
– Regional routes	一地區航線	**2,572.69**	3,057.86	**-15.87%**
RFTK (revenue freight tonne-kilometres)	貨郵載運噸公里(RFTK)			
(millions)	*(百萬)*	**2,474.19**	2,420.14	**2.23%**
– Domestic routes	一國內航線	**733.13**	621.89	**17.89%**
– International routes	一國際航線	**1,656.19**	1,687.45	**-1.85%**
– Regional routes	一地區航線	**84.88**	110.80	**-23.39%**
Number of passengers carried	載運旅客人次			
(thousands)	*(千)*	**44,042.99**	37,231.48	**18.30%**
– Domestic routes	一國內航線	**37,984.73**	30,398.76	**24.95%**
– International routes	一國際航線	**4,173.07**	4,696.34	**-11.14%**
– Regional routes	一地區航線	**1,885.19**	2,136.38	**-11.76%**
Weight of freight carried (kg)	貨郵載運量(公斤)			
(millions)	*(百萬)*	**943.89**	889.48	**6.12%**
– Domestic routes	一國內航線	**530.15**	463.44	**14.39%**
– International routes	一國際航線	**347.76**	350.13	**-0.68%**
– Regional routes	一地區航線	**65.97**	75.91	**-13.09%**
Load factors	**載運率**			
Overall load factor *(%)*	綜合載運率*(%)*	**63.24**	62.01	**1.23pts**
– Domestic routes	一國內航線	**66.12**	66.81	**-0.69pts**
– International routes	一國際航線	**59.86**	57.72	**2.14pts**
– Regional routes	一地區航線	**56.06**	55.50	**0.56pts**

SELECTED AIRLINE OPERATING DATA
主要營運數據摘要

		For the period of 1 January 2009 to 31 December 2009 二零零九年一月一日至十二月三十一日	For the period of 1 January 2008 to 31 December 2008 二零零八年一月一日至十二月三十一日	Change 變動幅度
Passenger load factor *(%)*	客座率*(%)*	**72.16**	70.80	**1.36pts**
– Domestic routes	–國內航線	**74.91**	74.29	**0.62pts**
– International routes	–國際航線	**65.43**	64.56	**0.87pts**
– Regional routes	–地區航線	**67.08**	67.02	**0.06pts**
Freight load factor *(%)*	貨郵載運率*(%)*	**50.45**	50.36	**0.09pts**
– Domestic routes	–國內航線	**41.43**	45.21	**-3.78pts**
– International routes	–國際航線	**56.69**	53.54	**3.15pts**
– Regional routes	–地區航線	**39.74**	39.79	**-0.05pts**
Break-even load factor *(%)*	盈虧平衡點載運率*(%)*	**65.95**	90.71	**-24.76pts**
Yields and costs	**收益率和成本統計**			
Revenue tonne-kilometers yield *(RMB)*	收入噸公里收益*(人民幣)*	**4.67**	5.38	**-13.20%**
– Domestic routes	–國內航線	**5.30**	5.87	**-9.71%**
– International routes	–國際航線	**3.47**	4.65	**-25.38%**
– Regional routes	–地區航線	**6.32**	6.41	**-1.40%**
Passenger-kilometers yield *(RMB)*	客運人公里收益*(人民幣)*	**0.54**	0.62	**-12.90%**
– Domestic routes	–國內航線	**0.54**	0.61	**-11.48%**
– International routes	–國際航線	**0.51**	0.66	**-22.73%**
– Regional routes	–地區航線	**0.63**	0.64	**-1.56%**
Freight tonne-kilometers yield *(RMB)*	貨郵噸公里收益*(人民幣)*	**1.67**	2.21	**-24.43%**
– Domestic routes	–國內航線	**1.13**	1.26	**-10.32%**
– International routes	–國際航線	**1.78**	2.42	**-26.45%**
– Regional routes	–地區航線	**4.13**	4.42	**-6.56%**
Available tonne-kilometers unit cost *(RMB)*	可用噸公里單位成本*(人民幣)*	**3.08**	4.88	**-36.89%**

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2009. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

The financial crisis continued its effect in 2009 and substantially impacted the global economy. The global civil aviation industry experienced the most serious recession since World War II, and the international demand for aviation, especially freight transportation, substantially decreased. 2009 was also the most challenging year for the development of the Chinese economy since the turn of the century. With this external environment, the Company adjusted its operating strategies in a timely manner by responding to the needs of the market and re-allocating some of its international capacity to serve domestic routes that were in greater demand. Various departments of the Company worked strenuously towards better operating results.

In terms of passenger traffic, the Group gathered its capacity to focus on core and key markets with high return and of focal importance to adjust the structure of its capacity, built up the brand of express and sub-express routes, strengthened its network sales capability and focused on developing its transit services to a great extent. The number of passengers using its transit services reached 1.56 million for the whole year. It also promoted its website direct-sale and telephone payment business. The "東方萬里行 (Eastern Miles)" frequent flyer program was further developed, and by the end of 2009, the frequent flyer program had approximately 6.03 million members.

In terms of freight transport, we have increased our cargo and freight operations. Such measures include consolidating the management of bellyhold cargo space in passenger aircraft and freight operations with cargo, and implementing a price bidding policy for seat selling. In addition, we increase our efforts in marketing high-revenue cargo operations and strenuously developed connecting flight transfer products. We added truck flights services and pallet shipping services, as well as the signing of strategic cooperation framework agreements with various entities, which contributed to an increase in our cargo marketing capability.

In terms of services, the Company attached importance to implementing a brand strategy and enriching the substance of its service to enhance service quality and win trust in the community. It adhered to the notion of "以客為尊，傾心服務 (Customer-Oriented and Dedicated Service)". Promotion of the "淩燕 (Ling-yan)" brand was stepped up to meet customer requirements and to create new service products. Differentiated products such as "東方小飛人"、"東方易轉通"、"東方出國易", "出差E", "暢行E" were launched. The service processes were refined to strengthen its transit services. Punctuality rate was stressed as measures to rectify the problem of flight delays. According to the statistics of the Civil Aviation Administration of China, the punctuality rate of the Group's flights was 83.45% in the year, ranking the Group No. 1 among civil aviation operators for the second consecutive year.

As the first cooperation partner of the World Expo 2010 Shanghai, the designated carrier for passenger aviation, and the designated airline for the World Expo Shanghai Forum, the Group adheres to the notion of "參與世博、宣傳世博、服務世博 (Participating in, Promoting and Serving the World Expo Shanghai)", and has launched a series of marketing products and service initiatives including "東方換乘易" and "穿梭世博".

With respect to environmental protection and technological application, adhering to the social notion of balancing corporate efficiency and environmental protection and the national policy of energy conservation and emission reduction, the Group strived to reduce its fuel consumption and implemented a low-carbon emission policy, with the aim of achieving both economic and social benefits through corporate social responsibility.

致各位股東：

本人謹此提呈中國東方航空股份有限公司(「本公司」)及其附屬公司(「本集團」)截至二零零九年十二月三十一日止年度報告，並代表本集團全體員工向各位股東致意。

二零零九年金融危機繼續蔓延，世界經濟受到嚴重衝擊。全球民航業經歷了戰後最嚴重的衰退，國際航空需求尤其是貨運需求大幅下降。二零零九年亦是本世紀以來，我國經濟發展最為困難的一年，面對嚴峻的經營形勢，公司及時調整經營策略，以市場為核心，將部分國際航線的運力調整至國內需求較好的航線運營，各部門通力合作，經營效果逐步顯現。

客運方面，本集團將運力向核心市場、關鍵市場、高收益市場和重點市場集結，調整運力結構，打造快線和准快線品牌，增強網絡營銷能力，大力發展中轉服務，全年中轉服務的旅客達156萬人次；大力推廣網站直銷和電話支付；「東方萬里行」常旅客計劃持續發展，截至二零零九年底，本集團常旅客會員約有603萬人。

貨運方面，客機腹艙業務和全貨機業務統一經營管理，同時通過自由銷售艙位競價政策、強化高收益貨物營銷、大力開發中轉聯程產品、新增卡車航班和整板交接業務、與多家企業簽署戰略合作框架協議等措施，提高貨運營銷能力。

服務方面，公司注重以實施品牌戰略，豐富服務內涵，提高服務水準來贏得社會信任。堅持「以客為尊，傾心服務」的理念，以「淩燕」品牌推廣為抓手，以顧客需求為導向，積極創新服務產品：推出了「東方小飛人」、「東方易轉通」、「東方出國易」、「出差E」、「暢行E」等差異化產品；優化服務流程，強化中轉服務；狠抓航班正點率，重點做好航班延誤整治工作。據中國民航局統計，全年本集團航班正點率為83.45%，連續兩年保持全民航第一。

本集團作為二零一零年上海世博會首家合作夥伴、航空客運指定承運人、世博論壇指定航空公司，始終秉承「參與世博、宣傳世博、服務世博」的理念，推出了包括「東方換乘易」和「穿梭世博」在內的一系列營銷產品和服務舉措。

環境保護和技術運用方面，本集團秉承企業效益和環境保護並重的社會理念，貫徹國家節能減排政策，努力降低燃油消耗，實現低碳運行，在創造良好經濟效益的同時，努力創造良好的社會效益，全面履行社會責任。

OUTLOOK FOR 2010

The Group would like to caution readers of this report that the operations of the Company as an air transport enterprise that performs public service functions is linked closely to the development of the political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a significant extent, subject to the risks associated with geopolitics and the incidence of unexpected events. The 2009 annual report of the Group includes (but is not limited to) certain forward-looking statements, such as those on the economies of the world including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Group expects an ongoing recovery of the global economy in the first half of 2010, in which Asian economies will take the lead in the global recovery. From the perspective of the industry, with the gradual recovery of the international market and the continual rise of the domestic market, it is anticipated that 2010 will witness the stabilisation and improvement of the international market, whilst the freight transportation market will see an overall recovery. From the perspective of the Group, there will be significant opportunities for the Group's development, as the World Expo 2010 Shanghai is expected to draw customers to the Shanghai market; and the synergy resulting from the completion of the absorption of Shanghai Airlines by the Group. In 2010, the operating targets of the Group (including Shanghai Airlines) are to achieve total traffic volume of 11,912 million tonne-kilometers, number of passenger carried of 67.06 million, weight of freight to be transported of 1.4135 million tonnes, passenger load factor of 74.59% and freight load factor of 65.32%.

Based on these strategic targets and by implementing such strategies, the Group has defined seven "battles" that it must win, including the successful completion of the absorption of Shanghai Airlines, provision of the best service to the hub construction and information-based construction for the World Expo 2010 Shanghai. All staff members have already signed their performance-based contracts which clearly define the allocation of work, duties and functions.

To achieve its pre-set goals, the Group will focus on the following aspects in 2010:

1. Maintain continuous safety and uphold the importance of safety;

2. Adhere to efficiency and enhance competitiveness. By meeting industry benchmarks, the Group will strive to improve the profitability of its passenger transportation on an ongoing basis. The Group will enhance its capability on international routes in the earliest possible timeframe. Measures will be taken to enrich and promote the Group's offerings. The Group will expand its marketing channels, establish new product offerings, build up a marketing system focusing on customers. In addition, the Group will focus on the organisational transformation of its marketing structure. By doing these, the Group is poised to change the situation of its freight transport within a short timeframe;

3. Accelerate structural adjustment and improve cost control. This will include optimising the structure of the Group's fleet to reduce operating costs; adjusting the structure of assets and liabilities to reduce finance costs; adjusting the structure of resource allocation to enhance the resource utilisation rate; and adjusting the structure of routes in order to increase margins;

二零一零年展望

本集團在此提醒各位讀者，作為一家承擔公眾服務職能的航空運輸企業，公司的經營與國際及本地區政治、經濟局勢的發展密切相關，因此地緣政治的風險、突發事件的爆發等不利因素仍會對本集團乃至全行業經營形成重大影響。本集團二零零九年報包括(但不限於)一些預期性描述，如對世界和中國的經濟和航空市場的某些預期性描述。這些預期性描述受限於很多不確定因素和風險。

本集團預計二零一零年上半年，全球經濟將會持續復甦，其中亞洲新興經濟體率先復甦。從行業看，國際市場逐步恢復，國內市場持續回升，預計二零一零年國際市場將企穩回升，貨運市場會迎來整體復甦。從自身看，本集團將面臨較好的發展機遇：一是二零一零年上海世博會為上海市場帶來的充足客源；二是本集團與上海航空聯合重組完成後，發揮的協同效應。本集團(含上海航空)二零一零年的生產目標是實現運輸總周轉量119.12億噸公里，旅客運輸量6,706萬人次，貨郵運輸量141.35萬噸，實現客座率74.59%、載運率65.32%。

本集團根據戰略目標，通過戰略解碼，確定了二零一零年包括圓滿完成東上重組，全力服務世博樞紐建設和信息化建設等在內的必須打贏的七場戰役，全員簽訂個人績效合約，明確分工和職責。

為了實現公司既定的目標，二零一零年，本集團將努力做好以下幾方面工作：

1、 把住安全根本，確保持續安全；

2、 圍繞效益中心，提升競爭能力：通過行業對標，持續增強客運盈利能力；儘快提升國際航線經營能力，積極豐富和推廣營銷產品，拓寬營銷渠道，建立新的產品體系，構建面向客戶的營銷體系，抓好營銷組織轉型，多管齊下，儘快扭轉貨運經營局面；

3、 加快結構調整，加強成本控制：包括優化機隊結構，降低運營成本；調整資產負債結構，降低財務成本；調整資源佈局結構，提高資源利用率；調整航線結構，提高邊際貢獻；

4. Foster management on a detailed basis and take a pragmatic approach to consolidating management. This will include measures to enhance rapid improvement of the Group's management and the overall rationalisation of its management processes. It will systematically focus on more advanced companies, strengthen its risk management and leverage information technology to increase management efficiency; and

5. Highlight strategic themes, consolidate communication and implementation, strengthen strategic communication, focus on handling strategic support and strategic implementation.

On behalf of the board of directors of the Company (the "Board"), I would like to express my gratitude to all of the shareholders.

4、 推進精細管理，務實管理基礎；包括快速改進管理短板，全面梳理管理流程，系統對標先進公司，切實加強風險管理，借助IT提高管理效率等措施；

5、 突出戰略主線，強化傳導執行，加強戰略傳導，抓好戰略配套和戰略執行。

最後，本人謹代表本公司董事會(「董事會」)向諸位股東表示誠摯的謝意。

Liu Shaoyong
Chairman

Shanghai, the PRC
19 April 2010

劉紹勇
董事長

中國上海
二零一零年四月十九日

In 2009, the Group operated approximately 6,894 scheduled flights per week, serving a total of 21 countries and regions including 146 domestic and foreign cities. In addition, the Group was able to provide more comprehensive air transportation services to major markets around the world through international cooperation efforts, such as code sharing and special prorate agreements. In 2009, the Group has completed (i) the purchase and finance-lease of a total of 21 aircraft to add to its fleet, including ten A320 aircraft, seven B737-700 aircraft and four B737-800 aircraft; (ii) the operating-lease of two B737-800 aircraft; and (iii) the surrender of the lease of six aircraft (including five B737-300 aircraft and one B737-800 aircraft). As at 31 December 2009, the Group operated a fleet of 257 aircraft, including 231 passenger jets, each with a capacity of over 100 seats and 11 jet freighters.

二零零九年，本集團每週經營定期航班約6,894班次，通航21個國家和地區，服務於國內外共146個城市。同時，本集團通過代碼共享、SPA協議等國際合作，向全球各主要市場提供更廣泛的航空運輸服務。二零零九年內本集團完成(i)購買及融資性租賃飛機共21架，包括10架A320型飛機，7架B737-700型飛機，4架B737-800型飛機；(ii)經營性租賃2架B737-800型飛機；及(iii)退租飛機6架，包括5架B737-300型飛機、1架B737-800型飛機。截至二零零九年十二月三十一日，本集團共運營257架飛機，包括231架100座以上的噴氣式客機和11架噴氣式貨機。

In 2009, the Group's flights accounted for 37.02% and 28.21% of all flights at Hongqiao Airport and Pudong Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 36.31% and 28.86% of all flights at Hongqiao Airport and Pudong Airport, respectively, in terms of passenger carried. The daily average utilization rate of aircraft was 9.4 hours, representing an increase of 0.3 hours compared to the same period in 2008.

二零零九年，以航班班次佔有率統計，本集團分別佔虹橋與浦東機場的37.02%與28.21%，以旅客吞吐量統計，本集團分別佔虹橋與浦東機場的36.31%與28.86%。飛機平均日利用率為9.4小時，比二零零八年同期增長0.3小時。

Number of aircraft for the year ended 31 December 2009
截至二零零九年十二月三十一日機隊數目

		Method of Introduction 引進方式		
No. 數目	**Model 機型**	**Self-owned and under finance leases 自購及融資租賃**	**Under operating leases 經營租賃**	**Subtotal 小計**
1	A340–600	5		5
2	A340–300	5		5
3	A330–300	8	7	15
4	A330–200	2	3	5
5	B737–700	24	15	39
6	B737–800	4	9	13
7	A320	57	26	83
8	A319	5	10	15
9	A321	15		15
10	B767–300	3		3
11	MD–90	9		9
12	B737–300	16	1	17
13	CRJ–200	5		5
14	EMB–145LR	10		10
15	A300–600R (passenger aircraft) (客機)	7		7
16	A300–600R (cargo aircraft) (貨機)	3		3
17	MD–11F		6	6
18	B747–400ER	2		2
	Total 合計	180	77	257
	Proportion 比例	70.04%	29.96%	100%

REVIEW OF OPERATING RESULTS

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with International Financial Reporting Standards ("IFRS") that are included elsewhere in this annual report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Operational Revenues

Compared to the same period in 2008, the Group's total traffic volume increased by 9.55% to 7,909 million tonne-kilometers in 2009. Traffic revenues decreased by RMB1,919 million to RMB36,925 million, representing a 4.94% decrease compared to the same period in 2008. This was mainly due to the decrease in per-unit revenue as a result of the decrease in fuel surcharges income, as well as the lack of demand resulting from the financial crisis.

The Group's passenger revenues amounted to RMB32,800 million in 2009, representing a decrease of 2.05% over the same period in 2008, and accounting for 88.83% of the Group's total traffic revenues in 2009. The volume of passenger traffic was 60,942 million passenger-kilometers, representing a 13.31% increase compared to the same period in 2008. It was primarily due to the decrease in fuel surcharges income.

The Group's domestic passenger traffic volume (excluding passenger traffic volume in Hong Kong, Macao and Taiwan routes) was 44,376 million passenger-kilometers, representing a 25.52% increase compared to the same period in 2008. Compared to the same period in 2008, revenues increased by 12.38% to RMB24,038 million, accounting for 73.29% of the Group's passenger revenues. Such increase in traffic volume and revenue was mainly due to the positive adjustment of our transportation capacity and the remarkable growth in, and allocation to, domestic passenger traffic capacity, which increased by 24.47% compared to the same period in 2008.

The passenger traffic volume on the Group's regional routes (Hong Kong, Macao and Taiwan routes) was 2,573 million passenger-kilometers, representing a 15.87% decrease compared to the same period in 2008. Compared to the same period in 2008, revenues decreased by 16.96% to RMB1,630 million, accounting for 4.97% of the Group's passenger revenues. The passenger traffic capacity on the Group's regional routes decreased by 15.94% compared to the same period in 2008. This was mainly due to the increased competition and a more significant decrease in transport capacity, which led to a slight decrease in the passenger-kilometers yield.

The Group's international passenger traffic volume was 13,994 million passenger-kilometers, representing a 8.98% decrease compared to the same period in 2008. Compared to the same period in 2008, revenues decreased by 29.61% to RMB7,133 million, accounting for 21.74% of the Group's passenger revenues. The passenger traffic capacity on international routes decreased by 10.19% compared to the same period in 2008. This was mainly due to the intensified effect of the global financial crisis on international air transportation, as a result of which the Group continued to reduce the number of flights on long-distance routes to Europe, USA and other destinations, and the substantial decrease in international fuel surcharges.

The Group's cargo and mail traffic volume was 2,474 million tonne-kilometers, representing a 2.23% increase compared to the same period in 2008. Compared to the same period in 2008, the cargo and mail traffic revenues decreased by 23.03% to RMB4,124 million, accounting for 11.17% of the Group's total traffic revenues in 2009. Revenue from air and mail traffic via bellyhold cargo space in passenger aircraft was RMB1,725 million, representing 41.83% of the freight revenue and 4.67% of transportation revenue. The tonne-kilometers yield for cargo and mail traffic decreased by 24.43% compared to the same period in 2008, which was resulted from the financial crisis, which caused a substantial decrease in international and regional freight transportation capacity of the Company and caused a significant decrease in cargo and mail revenue. There were initial signs of recovery for the freight transportation market in the fourth quarter of 2009; however, this was not sufficient to offset the impact of the financial crisis on the Company's freight transportation business.

業績回顧

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際會計準則編製的、經審核的財務報表及註釋。本章中的財務數據乃摘自本集團按照國際會計準則編製的、經審核的財務報表。

經營收入

二零零九年，本集團完成總周轉量79.09億噸公里，比二零零八年同期增長9.55%；運輸收入達人民幣369.25億元，比二零零八年同期減少了人民幣19.19億元，減少4.94%。主要原因是燃油附加費收入減少，致使單位收益水平下降，同時仍受金融危機的影響，市場需求不足。

二零零九年，客運收入為人民幣328.00億元，比二零零八年同期減少了2.05%，佔本集團二零零九年度運輸收入總數的88.83%；客運量為609.42億客公里，比二零零八年同期增長13.31%。主要原因是燃油附加費收入的減少。

國內(不含港澳台航線)客運量為443.76億客公里，比二零零八年同期增長25.52%；收入為人民幣240.38億元，比二零零八年同期增長12.38%，佔客運收入的73.29%。運輸量及收入增長的主要原因是公司積極調整運力結構，增加國內運力投放，全年國內客運能力比二零零八年同期增長了24.47%。

地區(港澳台)航線客運量達25.73億客公里，比二零零八年同期減少15.87%；收入為人民幣16.30億元，比二零零八年同期減少16.96%，佔客運收入的4.97%。地區航線客運能力比二零零八年同期減少15.94%。主要原因是市場競爭加劇，而公司運力投放下降較大，客公里收益水平亦略有下降。

國際客運量達139.94億客公里，比二零零八年同期減少8.98%；收入為人民幣71.33億元，比二零零八年同期減少29.61%，佔客運收入的21.74%。國際航線客運能力比二零零八年同期減少10.19%。主要原因是二零零九年全球金融危機對國際航空運輸的影響加劇，本集團繼續削減了歐洲、美國等長航線的航班數量以及國際燃油附加費的大幅下降。

貨郵運輸量為24.74億噸公里，比二零零八年同期增長2.23%，貨郵運輸收入為人民幣41.24億元，比二零零八年同期減少23.03%，佔本集團二零零九年度運輸收入總數的11.17%。其中客機腹艙貨郵運輸收入為人民幣17.25億元，佔貨運收入的41.83%，佔運輸收入的4.67%。貨郵噸公里收益比二零零八年同期減少24.43%，主要原因是受金融危機影響，公司國際和地區貨運運力投放下降明顯，導致貨郵收入大幅下滑，儘管第四季度貨運市場恢復跡象明顯，但全年來看，仍難以彌補金融危機對貨運業務造成的衝擊。

Operating expenses

In 2009, the Group implemented stringent controls over its capital expenditures and actively adjusted its debt structure to strengthen fund management and reduce finance costs.

Compared to the same period in 2008, the Group's total operating costs decreased by 32.33% to RMB38,456 million.

Expenditure on aviation fuel was RMB12,255 million, representing a decrease of 33.71% compared to the same period in 2008. This was mainly due to a decrease of approximately 38.57% in the average price of aviation fuel compared to the same period in 2008. The Group's total aviation fuel consumption in 2009 was approximately 2.63 million tonnes, representing an increase of 8.23% compared to the same period in 2008. In 2009, the expenditure on aviation fuel accounted for 31.87% of the Group's total operating costs.

Takeoff and landing charges were RMB5,460 million, representing an increase of 3.41% compared to the same period in 2008, primarily due to the increased number of take-offs and landings of approximately 14.87% as compared to the same period in 2008.

Depreciation and amortization was RMB5,203 million, representing an increase of 8.80% compared to the same period in 2008, primarily due to the expansion of the scale of the Group's operations and an increase in the number of aircraft.

Wages, salaries and benefits expenses amounted to RMB5,149 million, representing an increase of 13.29% compared to the same period in 2008, mainly due to the Group continuing to expand its core businesses.

Office, administration and other operating expenses were RMB3,752 million, representing a decrease of 7.50% over the same period in 2008, primarily due to the Group's stepped-up efforts in its control over controllable costs, which led to a general decrease in various costs and expenses.

Maintenance costs amounted to RMB3,019 million, representing a decrease of 7.76% over the same period in 2008. This was primarily due to a decrease in maintenance costs realised by not sending aircraft to foreign countries for maintenance, as a result of the increase in domestic maintenance capacity.

Aircraft operating lease expenses were RMB2,518 million, representing a decrease of 7.93% over the same period in 2008. This was primarily due to the surrender of operating leases for six aircraft.

Impairment losses for assets amounted to RMB109 million, representing a decrease of 96.34% over the same period in 2008. This decrease was primarily due to the impairment provisions made in 2008 for goodwill and certain models of aircraft and relevant flight equipment to be phased out, and the impairment provisions made for the fixed assets held for sale.

Selling and marketing expenses were RMB1,978 million, representing an increase of 26.55% over the same period of 2008. This was mainly a result of an increase in the number of passengers carried and the corresponding increase in agency business handling fees.

Food and beverage expenses were RMB1,201 million, representing a decrease of 9.08% compared to the same period in 2008. This was primarily due to the substantial decrease in the unit cost of food and beverage compared to the same period last year as a result of the Group's stringent control over the procurement costs of food and beverage and related supplies.

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China amounted to RMB890 million, representing an increase of 15.58% compared to the same period in 2008, which was primarily due to the substantial increase in the number of domestic take-off and landing compared to the same period in 2008, as a result of the Group's adjustment of its capacity towards domestic routes.

營運開支

二零零九年，本集團嚴格控制資本性開支，積極調整債務結構，加強資金管理，節約財務費用。

二零零九年本集團總營運成本達人民幣384.56億元，比二零零八年同期減少32.33%。

航油支出為人民幣122.55億元，比二零零八年同期降低33.71%。主要原因是平均油價較二零零八年同期降低約38.57%，二零零九年本集團共計消耗航油量約263萬噸，比二零零八年同期增長8.23%。二零零九年，航油支出佔本集團總營運成本的31.87%。

飛機起降費為人民幣54.60億元，比二零零八年同期增長3.41%，主要是由於二零零九年度本集團起降架次同比增長約14.87%。

折舊及攤銷費為人民幣52.03億元，比二零零八年同期增長8.80%，主要是由於本集團運營規模擴大，飛機數量增加。

工資、薪金及福利支出為人民幣51.49億元，比二零零八年同期增長13.29%，主要是由於員工人數隨本集團主營業務規模擴大而增長。

辦公、管理及其他營業支出為人民幣37.52億元，比二零零八年同期減少7.50%，主要是因為本集團加大可控成本的控制力度，各項費用均有所下降。

飛機維修費為人民幣30.19億元，比二零零八年同期減少7.76%，主要原因是國內飛機維修能力提高，維修成本較國外送修減少所致。

飛機經營性租賃費用為人民幣25.18億元，比二零零八年同期減少7.93%，主要是退租六架經營性租賃飛機所致。

資產減值損失為人民幣1.09億元，比二零零八年同期減少96.34%，主要原因是二零零八年本集團對商譽及部分計劃退役的機型及相關航材，以及持有待售固定資產計提了減值準備。

銷售及市場費用為人民幣19.78億元，比二零零八年同期增加26.55%，主要是由於載運旅客數量增長以及相應代理業務手續費的增加。

航空餐食供應支出為人民幣12.01億元，比二零零八年同期減少9.08%，主要原因是本集團嚴格控制餐食及機供品的採購成本，餐食單位成本比去年同期有較大幅度的下降。

上繳中國民用航空局(「民航局」)的民航基礎設施建設基金為人民幣8.90億元，比二零零八年同期增加15.58%，主要是因為本集團運力向國內航線調整，導致國內飛機起降架次較二零零八年同期有較大幅度的增加。

Other operating leases rentals amounted to RMB407 million, representing an increase of 10.30% over the same period in 2008, which was primarily due to the rentals of the newly leased premises for passenger traffic and freight transport businesses at the Shanghai Pudong Airport.

其他經營性租賃租金為人民幣4.07億元，比二零零八年同期增加10.30%，增加的主要原因是由於新增上海浦東機場客、貨運業務用地租賃。

Ground services and other charges were RMB290 million, representing an increase of 7.81% over the same period in 2008, which was primarily due to the expansion of the Company's logistics business.

地面服務及其他費用為人民幣2.90億元，比二零零八年同期增長7.81%，主要是由於公司物流業務增加。

Changes in financial derivatives fair value through profit or loss resulted in a reversal of RMB3,775 million, compared to a loss of RMB6,401 million during the same period in 2008. It was mainly due to the increase of 79.54% in international oil prices as at the end of 2009 compared with the end of 2008.

衍生工具公允價值變動損益，轉回人民幣37.75億元，二零零八年同期為損失人民幣64.01億元，主要原因是二零零九年底國際油價較二零零八年底上漲了79.54%。

Other Operating Income and other gains

其他營業收入及其他淨收益

The Group's other operating income and other gains primarily includes government subsidies and income from disposal of aircraft and relevant assets. Other operating income and other gains increased from RMB672 million in 2008 to RMB1,288 million in 2009, primarily due to refund of civil aviation infrastructure levies of RMB832 million in 2009. There was no other operating income and other gains in 2008.

本集團的其他營業收入及其他淨收益主要為政府補貼及處置飛機及相關資產收益。其他營業收入及其他淨收益由二零零八年的人民幣6.72億元增加至二零零九年的人民幣12.88億元。增加的主要原因是二零零九年民航基礎設施建設基金返還計人民幣8.32億元，二零零八年無該項收入。

Finance Costs

財務費用

In 2009, the Group's finance revenue was RMB205 million, and finance costs were RMB1,755 million, primarily due to the substantial decrease in foreign exchange gain compared to the same period of last year.

二零零九年，本集團財務收入為人民幣2.05億元，財務費用為人民幣17.55億元，主要是由於匯兑收益較去年同期大幅下降。

Profit

利潤

As a result of the above, the Group's profit attributable to shareholders for the year ended 31 December 2009 was RMB169 million.

綜上所述，本集團截至二零零九年十二月三十一日年度股東應佔利潤額為人民幣1.69億元。

Liquidity and Capital Structure

流動資金狀況與資本結構

As of 31 December 2008 and 2009, the Group's cash and cash equivalents amounted to RMB3,451 million and RMB1,735 million respectively. In 2008 and 2009, the net cash generated from the Group's operating activities amounted to RMB2,856 million and RMB3,429 million respectively. In 2008 and 2009, the net cash used in the Group's investment activities amounted to RMB925 million and RMB7,236 million respectively. In 2008, the net cash outflow from the Group's financing activities was RMB92 million, mainly for the repayment of long-term loans, finance leases and short-term loans. The net cash inflow from the Group's financing activities in 2009 was RMB2,086 million, mainly bank loans and the issuance of new shares.

截至二零零八年和二零零九年十二月三十一日，本集團的現金及現金等價物分別為人民幣34.51億元和人民幣17.35億元。二零零八年和二零零九年本集團業務營運所產生的現金淨額分別為人民幣28.56億元和人民幣34.29億元。二零零八年和二零零九年本集團投資所用的現金淨額分別為人民幣9.25億元和人民幣72.36億元。二零零八年本集團融資所用現金淨額為人民幣0.92億元，主要用作償還長期貸款、融資租賃及短期貸款。而二零零九年本集團融資流入現金淨額為人民幣20.86億元，主要來自於銀行貸款及增發股票。

The Group generally operates with net current liabilities. As at 31 December 2009, the Group's current liabilities exceeded its current assets by RMB28,648 million. Details of the gearing ratio and the basis on which the gearing ratio is computed are set out in note 3(b) to the financial statements prepared in accordance with IFRS.

本集團通常有流動淨負債。於二零零九年十二月三十一日，本集團的流動債務超過流動資產達人民幣286.48億元。本集團資產與負債的比率以及其計算基準請參閱按國際財務報告準則編製的財務報表註釋3(b)。

As of 31 December 2008 and 2009, the total amount of the Group's short-term loans were RMB19,474 million and RMB8,407 million, respectively, and the Group's long-term loans were RMB15,628 million and RMB16,928 million, respectively. As of 31 December 2008, the Group's long-term loans payable within two years, from three to five years and beyond five years were RMB11,187 million, RMB3,666 million and RMB775 million, respectively, as compared to RMB6,637 million, RMB6,166 million and RMB4,125 million respectively, as of 31 December 2009.

截至二零零八年和二零零九年十二月三十一日，本集團的短期貸款分別為人民幣194.74億元和人民幣84.07億元。同期的長期貸款分別為人民幣156.28億元和人民幣169.28億元。截至二零零八年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的長期貸款分別為人民幣111.87億元、人民幣36.66億元以及人民幣7.75億元，而截至二零零九年十二月三十一日的這些長期貸款分別為人民幣66.37億元、人民幣61.66億元以及人民幣41.25億元。

The Group's obligations under finance leases as of 31 December 2008 and 2009 were RMB20,809 million and RMB19,370 million, respectively. As of 31 December 2008, the Group's lease obligations payable within two years, from three to five years and beyond five years were RMB3,933 million, RMB6,203 million and RMB10,673 million, respectively, as compared to RMB4,219 million, RMB6,785 million, RMB8,366 million, as of 31 December 2009.

截至二零零八年和二零零九年十二月三十一日，本集團的融資租賃債務分別為人民幣208.09億元和人民幣193.70億元。截至二零零八年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣39.33億元、人民幣62.03億元以及人民幣106.73億元，而截至二零零九年十二月三十一日的這些租賃債務分別為人民幣42.19億元、人民幣67.85億元以及人民幣83.66億元。

The Group generally finances its purchase of aircraft through finance leases and bank loans secured by its assets. As of 31 December 2009, the total value of the Group's mortgaged assets amounted to RMB13,678 million, representing an increase of 56.80% from RMB8,723 million as at the end of 2008.

本集團一般以資產為擔保，以融資租賃及銀行貸款的方式購入飛機。截至二零零九年十二月三十一日，本集團抵押資產值為人民幣136.78億元，與二零零八年末的人民幣87.23億元相比增加了56.80%。

Details of the contingent liabilities of the Group are set out in note 47 to the financial statements prepared in accordance with IFRS.

本集團或然負債的詳情請參閱國際財務報告準則編製的財務報表註釋47。

Details of the acquisition and disposals of subsidiaries and associated companies in 2009 are set out in item 7 in the session headed "Significant Events" in the Report of Directors.

本集團二零零九年有關附屬公司及聯營公司的重大收購及出售事項的詳情請參閱董事會報告書內標題為「重大事項」中的第7項。

CAPITAL EXPENDITURES

According to the contracted agreements, as at 31 December 2009, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB74,161 million, including RMB10,480 million in 2010 and RMB11,082 million in 2011, in each case subject to contractually stipulated increase or any increase relating to inflation. We plan to finance our capital commitments through a combination of funds generated from operation, existing credit facilities, bank loans, leasing arrangements and other external financing arrangement.

資本開支

根據已簽訂的飛機、發動機及飛行設備協議，截至二零零九年十二月三十一日本集團預計的飛機、發動機及飛行設備的資本開支總額約為人民幣741.61億元，其中二零一零年預計資本開支約為人民幣104.80億元，二零一一年為人民幣110.82億元。上述各款項均可能因合同規定或物價指數的變化而變化。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述資金要求。

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified as follows:

(a) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger kilometres yield level, load factor, aircraft utilisation rate and discount rates, etc.

(b) Revenue recognition

The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(c) Frequent flyer programme

The Company operates a frequent flyer programme called "Eastern Miles" that provides travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits. Any remaining unutilised benefits are recognised as deferred revenue.

主要會計政策

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表註釋2。國際財務報告準則要求本集團採用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的情況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時採用的重要會計政策及估算假設討論如下：

(a) 預計物業、機器及設備和無形資產減值

根據財務報表註釋2(m)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單元的可收回金額按照使用價值計算而釐定。該使用價值是根據經管理層批准的財務預算及相關假設(例如客運公里收入水準、載運率、飛機利用率及貼現率等)計算所得。

(b) 收入的確認

根據財務報表註釋2(e)所述的會計政策，本集團於提供運輸服務時確認為客運、貨運與郵運收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售票款進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的利潤表中。此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

(c) 常旅客計劃

本公司擁有名為「東方萬里行」的常旅客計劃，該常旅客計畫將根據會員累計的里程給予對應的獎勵積分。獎勵積分被兌換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。本公司根據歷史積分的兌換情況估計未來積分的兌換率，並且根據該兌換率估算所需遞延的收入金額。所有尚未使用的積分價值均確認為遞延收入。

(d) Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

(d) 與飛機及發動機大修相關的替換件的折舊

對於自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔、飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

(e) Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

(e) 經營性租賃飛機及發動機的退租檢修準備

經營性租賃飛機及發動機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔及退租時可能發生的修理費用進行估計。這些估計在相當大程度上是根據過去相同或類似飛機及發動機型號的退租經驗、實際發生的大修費用，以及飛機及發動機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

(f) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

(f) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如財務報表註釋2(w)所示，提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業基金審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見財務報表註釋36。

(g) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(g) 遞延稅項

根據財務報表註釋2(j)所述的會計政策，在考慮確認遞延所得稅資產的金額時，本集團會考慮預計未來應課稅溢利及可行的持續稅項計劃策略。在有證據顯示本集團的預計未來應課稅溢利及適用的稅項計劃策略的利益有變時，或在現行稅法的改變對本集團的稅務虧損結餘沖銷未來應課稅溢利的可用性有變時，本集團會調整已確認的遞延所得稅淨資產及所得稅費用。

(h) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(h) 物業、廠房及設備的可使用年限

本集團的管理層就物業、廠房及設備釐定估計可使用年限及相關折舊費用。估計乃基於性質和功能類似的物業、廠房及設備的過往實際可使用年限計算。估計可能因應技術創新及競爭對手因應嚴峻行業週期所採取的行動而出現重大變動。如可使用年期低於先前估計的年期，則管理層將提高折舊費用，或撇銷或撇減棄用或已出售的技術過時或非策略性資產。

RISK ANALYSIS

- Interest Rate Fluctuation Risk

The Group's total interest-bearing liabilities as of 31 December 2008 and 2009 were RMB55,910 million and RMB44,705 million, respectively, (including long-term and short-term loans and finance leases payable), of which short-term liabilities accounted for 50.85% and 32.34% respectively, and part of the long-term interest-bearing liabilities were liabilities with variable interest rates. Both were affected by the fluctuation in current market interest rates.

The Group's interest-bearing liabilities were mainly denominated in US dollars and Renminbi. As of 31 December 2008 and 2009, the Group's liabilities denominated in US dollars accounted for 58.04% and 68.81% of the total liabilities respectively, while the liabilities denominated in Renminbi accounted for 41.56% and 30.94% of the total liabilities respectively. The fluctuations in the US dollar and the Renminbi interest rates significantly affected the Group's financing costs.

- Exchange Rate Fluctuation Risk

Since 21 July 2005, the Chinese government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (purchases or leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of 31 December 2009, the Group's total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB30,876 million, of which the US dollar liabilities accounted for 99.63%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects the profitability and development of the Group. The Group usually uses hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As of 31 December 2009, the foreign currency hedging contracts held by the Group which are still open amounted to a notional amount of US$82 million (31 December 2008: US$121 million), which will expire between 2010 and 2017.

The Group recorded a decrease in net exchange gains during the reporting period. As of 31 December 2008 and 2009, the Group's exchange gains were RMB1,958 million and RMB49 million, respectively. Due to the large value of existing net foreign currency liabilities, the Group's results will be adversely affected if the Renminbi depreciates against the US dollar or the rate of appreciation of the Renminbi against the US dollar decreases in the future.

風險分析

- 利率變動風險

截至二零零八年和二零零九年十二月三十一日，本集團帶息債務總額為人民幣559.10億元及人民幣447.05億元(包括長短期借款和應付融資租賃款)，其中，短期債務的比例分別為50.85%及32.34%，長期帶息債務中亦有部分為浮動利率債務，上述兩部分債務均受現行市場利率波動影響。

本集團帶息債務以美元及人民幣債務為主。截至二零零八年和二零零九年十二月三十一日，本集團美元債務佔債務總額的比例分別為58.04%和68.81%，人民幣債務佔債務總額的比例分別為41.56%和30.94%。美元以及人民幣利率的變化對本集團財務成本的影響較大。

- 匯率波動風險

自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響，未來人民幣匯率可能與現行匯率產生較大差異。

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(購買或租賃飛機)大多是以美元等貨幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航空燃油等來源於境外的採購成本及境外機場起降費等成本的變動。截止二零零九年十二月三十一日，本集團外幣帶息債務總額折合人民幣為308.76億元，其中美元負債的比例為99.63%。因此，在匯率大幅波動情況下，由外幣負債折算產生的匯兑損益金額較大，從而影響本集團的盈利狀況和發展。通常本集團以外匯套期合約來降低因機票銷售外匯收入及需以外匯支付的費用而導致的匯率風險。外匯套期主要為以固定匯率銷售日元或買入美元。截至二零零九年十二月三十一日，本集團持有尚未平倉的外匯套期合約的名義金額為美元0.82億元(二零零八年十二月三十一日為美元1.21億元)，並將於二零一零年至二零一七年間期滿。

報告期內本集團匯兑淨收益有所下降。截至二零零八年和二零零九年十二月三十一日本集團匯兑收益分別為人民幣19.58億元和人民幣0.49億元。由於大量外幣淨負債的存在，若未來人民幣兑美元貶值或者人民幣兑美元升值速度減緩，將對本集團業績產生負面影響。

- Fuel Hedging Risk

In order to control fuel costs, the Group entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. In the face of continuing increases in fuel prices, the Group reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2008 and 2009, the Group hedged 41.58% and 52.59% of its annual fuel consumption, respectively.

The Group engaged in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, the Group locked in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in the Group incurring actual realised and unrealised settlement losses.

- 航油套期保值業務的風險

為控制航油成本，本集團於以往年度進行了航油套期保值交易，交易品種是以美國WTI原油和新加坡航空燃油等為基礎資產的金融衍生產品。在航油價格持續上升的情況下，本集團通過多種金融衍生工具降低航油採購價格波動的影響。於二零零八年和二零零九年，本集團套期實際交割量佔年度航油消耗的比例分別為41.58%和52.59%。

本集團進行航油套期保值業務目的是鎖定航油成本，本集團通過選擇合適的工具等在一定保值價格區間內鎖定成本，但倘若航油價格出現大幅波動並超出設定的價格鎖定區間，從而導致相關交易產生實際交割損失和賬面浮虧的風險。

POLICY IMPACT

On 11 November 2009, the National Development and Reform Commission of the People's Republic of China (the "NDRC") and the Civil Aviation Administration of China jointly issued the 《關於建立民航國內航線旅客運輸燃油附加與航空煤油價格聯動機制有關問題的通知》 (發改價格[2009]2879號) (hereinafter referred to as the "Notice"), which became effective on 14 November 2009. The notice clarified the relationship between fuel surcharges and the consolidated purchase cost of aviation fuel in the PRC, and provided a standard for calculating the cap amount of fuel surcharges. Airline companies may, within a prescribed scope, make its own decision as to whether to impose fuel surcharges, determine the pricing structure for fuel surcharges and determine the time of implementation, all of which shall be implemented upon publication of such decisions to the general public and a filing with the NDRC and the Civil Aviation Administration of China.

政策影響

二零零九年十一月十一日，中華人民共和國國家發展和改革委員會(「國家發改委」)、民航局聯合發布《關於建立民航國內航線旅客運輸燃油附加與航空煤油價格聯動機制有關問題的通知》(發改價格[2009]2879號)(以下簡稱「通知」)，並自二零零九年十一月十四日起實施。通知明確了燃油附加與國內航空煤油綜合採購成本實行聯動，並提供燃油附加費上限的計算標準，航空公司可在規定範圍內，自主確定是否收取燃油附加費及具體收取標準、執行時間，向社會公佈後執行，同時報國家發改委、民航局備案。

HUMAN RESOURCES

As of 31 December 2009, the Group had approximately 45,938 employees, the majority of whom worked in the PRC. The Group's employee compensation is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a significant loss of employees or encounter any major difficulties in recruiting new employees.

人力資源

截至二零零九年十二月三十一日，本集團僱用約45,938名僱員，其中大部分在中國工作。本集團的員工工資基本上由基本工資和工作業績花紅構成，本集團沒有和員工發生重大勞資糾紛、沒有發生大量的員工流失情況，而且在僱用新員工上也未遇到嚴重困難。

TAXATION

The Company is subject to income tax at the rate of 20% (2008: 18%). Our effective tax rate, however, may be higher than the rate of 20% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 25% rather than 20% in 2009. We had carried forward tax losses of approximately RMB12,586 million as of 31 December 2009 (2008: RMB11,465 million), which can be used to set off against future taxable income between 2010 and 2014.

稅項

本公司按20%的稅率繳付所得稅(二零零八年：18%)。然而，由於部份附屬公司註冊成立所在的司法權區的適用所得稅率為25%而非20%，因此本集團的實際稅率或會高於20%。截至二零零九年十二月三十一日，本集團的累計稅項虧損餘額約為人民幣125.86億元(二零零八年：人民幣114.65億元)，可用作抵銷二零一零年至二零一四年間的未來應課稅收入。

The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2009.

董事會現提呈本集團截至二零零九年十二月三十一日止年度，經審核之財務報告。

GROUP ACTIVITIES AND RESULTS

集團業務及業績

The Company is one of the three largest air carriers in the PRC based on tonne-kilometres and number of passengers carried in 2009 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended 31 December 2009 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRS and PRC Accounting Standards, are set out in the financial statements.

根據二零零九年噸公里總額及載運旅客人數計算，本公司是中國三家最大航空公司之一，同時也是服務於上海這一中國最大的經濟、貿易、金融中心的首要航空公司。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零零九年十二月三十一日止年度業績，及本公司與本集團於該日之財務狀況，請參閱財務報表。

Details of the Company's principal subsidiaries are set out in note 22 to the financial statements of the Group prepared in accordance with IFRS.

有關本公司之主要附屬公司之詳情，請參閱本集團根據國際財務報告準則編製之財務報表註釋22。

The geographical analysis of the Group's revenue from its business is as follows:

下表列出本集團各地區的營業收入：

		PRC Accounting Standards 中華人民共和國會計準則 *RMB'000* *人民幣千元*	IFRS 國際財務報告準則 *RMB'000* *人民幣千元*
Domestic	中國國內	27,482,611	26,887,613
Regional (Hong Kong, Macao and Taiwan)	地區(港澳台)	1,986,964	1,947,273
International	國際	10,361,756	10,154,773
Total	總計	39,831,331	38,989,659

DIVIDENDS

股息

According to the financial statements prepared in accordance with PRC Accounting Standards, the Company incurred a net profit of RMB540 million for the year 2009, and the total accumulated losses of the Company as at 31 December 2009 amounted to RMB16,995 million. The Board does not recommend payment of any dividend for the financial year ended 31 December 2009.

根據中華人民共和國會計準則編製的財務報表，本公司二零零九年度淨利潤為人民幣5.40億元，截至二零零九年十二月三十一日，累計虧損為人民幣169.95億元。董事會建議不派發截至二零零九年十二月三十一日止的年度股息。

SHARE CAPITAL STRUCTURE

股本結構

As at 31 December 2009, the share capital structure of the Company is set out as follows:

截至二零零九年十二月三十一日本公司股本結構如下：

			Total number of Shares 股份總額	Approximate percentage of shareholding (%) 約佔股權比例(%)
1.	A shares	A股		
	(a) Listed shares with trading moratorium	(a) 有限售條件流通股	5,691,375,000	59.40
	(b) Listed shares without trading moratorium	(b) 無限售條件流通股	396,000,000	4.13
2.	H shares	H股	3,494,325,000	36.47
3.	Total number of shares	股份總額	9,581,700,000	100.00

NUMBER OF SHAREHOLDERS

股東總數

As at 31 December 2009, the total number of registered shareholders of the Company was 143,058, of which 142,245 are holders of A shares and 813 are holders of H shares.

於二零零九年十二月三十一日，本公司登記在冊的股東總數為143,058戶，其中A股股東142,245戶，H股股東813戶。

SUBSTANTIAL SHAREHOLDERS

So far as the directors of the Company (the "Director") are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company or member of the Company's senior management, had, as at 31 December 2009, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2009, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2009, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:–

主要股東

據本公司董事(「董事」)所知，以下為並非本公司董事、行政總裁、監事及高級管理人員、而於二零零九年十二月三十一日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「證券及期貨條例」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「香港聯交所」)披露其於本公司的權益及／或淡倉的人士，或其他於二零零九年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零零九年十二月三十一日的其他主要股東(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))：

			Interest As at 31 December 2009 權益 於二零零九年十二月三十一日約佔本公司			
Name of shareholders 股東名稱	Nature of shares held 股份類別	Number of shares held 所持股數	Approximate percentage shareholding in the Company's total issued share capital 已發行總股本的股權比例	Approximate percentage shareholding in the Company's total issued A shares 已發行A股總數的股權比例	Approximate percentage shareholding in the Company's total issued H shares 已發行H股總數的股權比例	Short position 淡倉
China Eastern Air Holding Company ("CEA Holding") 中國東方航空集團公司(「東航集團」)	A shares A股	4,831,375,000	50.42%	79.37%	–	–
CEA Holding *(Note 1)* 東航集團*(附註1)*	H shares H股	1,927,375,000	20.12%	–	55.16%	–
HKSCC Nominees Limited *(Notes 2 to 3)* 香港中央結算(代理人)有限公司 *(附註2至3)*	H shares H股	3,471,070,039	36.23%	–	99.33%	–

Notes:

Based on the information available to the Directors as at 31 December 2009 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of and understand, as at 31 December 2009:

1. *Such H shares were held by 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited) ("CES Global"), in the capacity of beneficial owner, which in turn is 100% held by CEA Holding.*

2. *Among the 3,471,070,039 H shares held by HKSCC Nominees Limited, 1,927,375,000 H shares (representing approximately 55.16% of the Company's then total issued H shares) were held by CEA Global in the capacity of beneficial owner, which in turn was owned as to 100% by CEA Holding.*

3. *Among the 3,471,070,039 H shares held by HKSCC Nominees Limited, 189,078,000 H shares (representing approximately 5.41% of the Company's then total issued H shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.*

附註：

根據董事於二零零九年十二月三十一日所獲悉的數據（包括在香港聯交所網站上可取得的資料）及據董事所知，於二零零九年十二月三十一日：

1. *該等H股是由東航國際控股（香港）有限公司（「東航國際」）以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。*

2. *由香港中央結算（代理人）有限公司持有的3,471,070,039股H股中，1,927,375,000股H股（佔本公司當時已發行H股總數約55.16%）由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。*

3. *由香港中央結算（代理人）有限公司持有的3,471,070,039股H股中，189,078,000股H股（佔本公司當時已發行H股總數約5.41%）由中國航空（集團）有限公司以實益擁有人的身份持有，而中國航空集團公司則最終擁有中國航空（集團）有限公司100%權益。*

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 31 December 2009, among the 3,471,070,039 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

除上述所披露外，根據董事獲得的資料及就董事所知，於二零零九年十二月三十一日，在香港中央結算(代理人)有限公司持有的3,471,070,039股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及香港聯交所披露。

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission ("CSRC"), as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members and their respective shareholdings are as follows:

根據中國證券監督管理委員會(「中國證監會」)的有關披露規定，報告期末，本公司登記於股東名冊前10名記名股東及前10名記名流通股份股東持股情況如下：

The 10 largest registered shareholders of the Company and their respective shareholdings

本公司前10名記名股東持股情況

	Name of shareholders 股東名稱	Increase/(Decrease) in shareholding in the year 年度內增減	Shareholding at the end of the year 年末持股數量	Percentage (%) 比例(%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
1	CEA HOLDING 東航集團	1,927,375,000	4,831,375,000	50.42	listed (subject to moratorium) 已流通(限售)	Nil 無	A shares (subject to moratorium) A股(限售)
2	HKSCC NOMINEES LIMITED (including CES Global) (包含東航國際)	1,931,052,900	3,471,070,039	36.23	listed the (1,437,375,000 shares held by CES Global are subject to moratorium) 已流通(其中東航國際持有的1,437,375,000股為限售股)	Unknown 未知	H shares (the 1,437,375,000 shares held by CES Global are subject to moratorium) H股(其中1,437,375,000股限售)
3	China National Aviation Fuel Holding Co. 中國航空油料集團公司	421,052,632	421,052,632	4.39	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股
4	Aerospace Capital Holding Co. Ltd. 航天科技投資控股有限公司	210,526,315	210,526,315	2.20	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股
5	Aerospace Science & Technology Finance Co. Ltd. 航天科技財務有限責任公司	94,736,846	94,736,846	0.99	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股
6	Sinotrans Air Transportation Development Co. Ltd. 中外運空運發展股份有限公司	83,157,894	83,157,894	0.87	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股
7	Dongguan Caixin Development Co. Ltd. 東莞市財信發展有限公司	10,526,315	10,526,315	0.11	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股
8	Teda Beijing Investment Company Limited 泰達(北京)投資有限公司	10,526,315	10,526,315	0.11	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股
9	Ke Xiping 柯希平	10,526,315	10,526,315	0.11	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股
10	Zhongze Jiameng Investment Co. Ltd. 中澤嘉盟投資有限公司	10,526,315	10,526,315	0.11	listed (subject to moratorium) 已流通(限售)	Unknown 未知	A shares A股

Description of any related party or concert party relationship among the 10 largest shareholders: The Company is not aware of any related party or concert party relationship among the above shareholders.

前10名股東關聯關係或一致行動的說明：本公司未知上述股東之間存在關聯關係或一致行動關係。

The 10 largest registered listed stock shareholders of the Company and their respective shareholdings

前十名記名流通股股東持股情況

	Name of shareholders 股東名稱	Shareholding of listed stocks at the end of the year 年末持有流通股的數量	Nature of shares held 種類
1.	HKSCC NOMINEES LIMITED (including CES Global) 香港中央結算(代理人)有限公司 (包含東航國際)	3,471,070,039	H shares H股
2.	中國銀行－友邦華泰積極成長混合型證券投資基金國	2,929,807	A shares A股
3.	ZHONG YUAN 鍾原	2,700,000	A shares A股
4.	中國工商銀行股份有限公司－匯添富上證綜合指數證券投資基金	2,278,424	A shares A股
5.	王雲法	2,223,250	A shares A股
6.	寧波凱建投資管理有限公司	2,178,315	A shares A股
7.	WU SHUK LING OLIVIA	2,000,000	H shares H股
8.	PEY LIM CHENG	2,000,000	H shares H股
9.	北京能通租賃公司	1,990,026	A shares A股
10.	青島晨光投資集團有限公司	1,430,098	A shares A股

Description of any related party or concert party relationship among the 10 largest listed stock shareholders: The Company is not aware of any related party or concert party relationship among the above listed stock shareholders.

前10名流通股股東關聯關係的說明：本公司未知上述流通股股東之間存在關聯關係或一致行動關係。

CONTROLLING SHAREHOLDER

控股股東情況介紹

There has been no change in the Company's controlling shareholder in the year.

本公司的控股股東在本年度內沒有變更。

CEA Holding is the parent company of the Company and its registered capital amounts to RMB11,780,365,000. Mr. Liu Shaoyong is the legal representative of CEA Holding. CEA Holding's scope of business includes the management of all State-owned assets and State-owned equity of its group and its investment enterprises which are formed by State investment. As at 31 December 2009, no share of the Company held by CEA Holding was pledged.

東航集團是本公司的母公司。註冊資本為人民幣11,780,365,000元，法定代表人為劉紹勇先生，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。截至二零零九年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

購入、出售或贖回證券

Save as otherwise disclosed, during the year ended 31 December 2009, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities ("securities" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

除另披露外，於二零零九年十二月三十一日止年度內，本公司及其任何附屬公司概無購入、出售或贖回任何其已上市證券(「證券」一詞的涵義見上市規則附錄十六第一條)(不計新發證券)。

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the "NYSE"), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "Independent Director Guidance"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. Federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "home country" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "home country" differ from those required of U.S. companies under the NYSE listing standards.

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約股票交易所(「紐約交易所」)上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》(「《獨立董事指導意見》」)，還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法(一九三四年)》(含其修訂)和《薩奧法案(二零零二年)》。紐約交易所根據該交易所的上市規則制定了一系列上市公司必須遵守的企業管治準則。然而，紐約交易所也允許外國發行公司遵照「母國」的相關要求，並且給予這些公司企業管治準則的豁免。而給予豁免的條件之一即該外國發行公司必須在年度報告中摘要描述紐約交易所上市規則中的企業管治相關規定與「母國」的企業管治規範中的差異。

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has five independent Directors out of a total of ten Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部份成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前十名董事中有五名為獨立董事。另外，《獨立董事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律和香港法律皆無相應要求。

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the board of the Company held on 28 April 2009. The merge of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board of the Company held on 19 March 2010 and the "Working Rules of the Nomination and Remuneration Committee" was passed. The Nomination and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly responsible for developing the Company's corporate governance guidelines.

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。於二零零九年四月二十八日舉行的本公司第五屆董事會第三次例會上，已經審議通過成立提名委員會，並通過委員會章程。於二零一零年三月十九日，本公司第五屆董事會第三十六次普通會議上，同意提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，並通過「提名與薪酬委員會工作細則」。提名及薪酬委員會有三位成員，其中兩人是本公司獨立非執行董事。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指引並向上市公司董事會推薦等。本公司企業管治指引由董事會直接負責制定。

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. Under the Listing Rules, a majority of the members of the remuneration committee must be independent non-executive directors. The merge of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board of the Company held on 19 March 2010. The Nomination and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director.

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。根據上市規則，薪酬委員會的大多數成員必須為獨立非執行董事。提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，已於二零一零年三月十九日舉行的本公司第五屆董事會第三十六次普通會議上同意。本公司提名及薪酬委員會由兩名獨立非執行董事和一名董事組成。

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other senior managers.

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奧法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

PRE-EMPTIVE RIGHTS

優先購股權

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a pro rata basis.

根據本公司章程及中華人民共和國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現在股東出售新股。

SUFFICIENCY OF PUBLIC FLOAT

足夠之公眾持股量

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2009 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

根據於本年報發出前之最後可行日期，本公司可公開所得的資料以及就董事所知悉，董事相信本公司已於截至二零零九年十二月三十一日止年度內之所有時間維持上市規則第8.08(1)(a)條規定的有關適用最低上市證券百分比。

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

董事、監事及高級管理人員持股情況

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 31 December 2009 are as follows:

本公司截至二零零九年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Liu Shaoyong 劉紹勇	Chairman 董事長	51	0	— —	February 2009-June 2010 2009.2–2010.6
Li Jun 李　軍	Vice Chairman 副董事長	57	0 0	— —	June 2007-June 2010 2007.6–2010.6
Ma Xulun 馬須倫	Director, President 董事、總經理	46	0	—	December 2008-June 2010 2008.12–2010.6
Luo Chaogeng 羅朝庚	Director 董事	60	6,600 (Note 1) 6,600（註釋1）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6–2010.6
Luo Zhuping 羅祝平	Director, Company Secretary 董事、公司秘書	57	11,616 (Note 2) 11,616（註釋2）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6–2010.6
Hu Honggao 胡鴻高	Independent non-executive Director 獨立非執行董事	56	0	—	June 2007-March 2010 2007.6–2010.3
Wu Baiwang 吳百旺	Independent non-executive Director 獨立非執行董事	67	0	—	June 2007-June 2010 2007.6–2010.6
Zhou Ruijin 周瑞金	Independent non-executive Director 獨立非執行董事	71	0	—	June 2007-March 2010 2007.6–2010.3
Xie Rong 謝　榮	Independent non-executive Director 獨立非執行董事	58	0	—	June 2007-June 2010 2007.6–2010.6
Sandy Ke-Yaw Liu 劉克涯	Independent non-executive Director 獨立非執行董事	62	0	—	June 2009-June 2010 2009.6–2010.6

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數—個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Liu Jiangbo 劉江波	Chairman of the Supervisory Committee 監事會主席	60	0	—	June 2007-June 2010 2007.6–2010.6
Xu Zhao 徐　昭	Supervisor 監事	41	0	—	June 2007-June 2010 2007.6–2010.6
Yan Taisheng 燕泰勝	Supervisor 監事	56	0	—	March 2009-June 2010 2009.3–2010.6
Feng Jinxiong 馮金雄	Supervisor 監事	48	0	—	March 2009-June 2010 2009.3–2010.6
Liu Jiashun 劉家順	Supervisor 監事	53	3,960 (Note 3) 3,960（註釋3）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6–2010.6
Zhang Jianzhong 張建中	Vice President 副總經理	55	0	—	June 2007-June 2010 2007.6–2010.6
Li Yangmin 李養民	Vice President 副總經理	47	3,960 (Note 3) 3,960（註釋3）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6–2010.6
Fan Ru 樊　儒	Vice President 副總經理	61	3,696 (Note 4) 3,696（註釋4）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6–2010.6
Zhao Jinyu 趙晉豫	Vice President 副總經理	53	0	—	December 2009-June 2010 2009.12–2010.6
Wu Yongliang 吳永良	Chief Financial Officer 財務總監	47	3,696 (Note 4) 3,696（註釋4）	Beneficial Owner 實益擁有人	March 2009-June 2010 2009.3–2010.6

Note 1: representing approximately 0.000069% of the Company's total issued shares as at 31 December 2009

Note 2: representing approximately 0.00012% of the Company's total issued shares as at 31 December 2009

Note 3: representing approximately 0.000041% of the Company's total issued shares as at 31 December 2009

Note 4: representing approximately 0.000039% of the Company's total issued shares as at 31 December 2009

註釋1：佔本公司於二零零九年十二月三十一日已發行股份總數約0.000069%

註釋2：佔本公司於二零零九年十二月三十一日已發行股份總數約0.00012%

註釋3：佔本公司於二零零九年十二月三十一日已發行股份總數約0.000041%

註釋4：佔本公司於二零零九年十二月三十一日已發行股份總數約0.000039%

As at the date of this report and in 2009, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

二零零九年及截至本報告日期，本公司董事、監事及高級管理人員簡歷如下：

Mr. Liu Shaoyong is currently the Chairman of the Company and Deputy Party Secretary and General Manager of CEA Holding. Since Mr. Liu joined the civil aviation industry in 1978, he has been appointed the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi Branch of the Company, and Chief of the Flying Model Division of the Civil Aviation Administration of China (the "CAAC"). Mr. Liu served as General Manager of the Company from December 2000 to October 2002, Vice Minister of the CAAC from October 2002 to August 2004, General Manager of China Southern Air Holding Company from August 2004 to December 2008, Chairman of directors of China Southern Airlines Co., Ltd (H share stock code: 1055) from November 2004 to December 2008. Since December 2008, Mr. Liu has been appointed Deputy Party Secretary and the General Manager of CEA Holding, and has just become the Chairman of the Company since 3 February 2009. Mr. Liu graduated from the China Civil Aviation Flight College and achieved an EMBA degree of Tsinghua University in 2005. Mr. Liu holds the title of First Class Pilot. He is currently the Director General of China Air Transport Association, the Director of International Air Transport Association and the Director of Association for Relations Across the Taiwan Straits.

劉紹勇先生為本公司現任董事長，東航集團總經理、黨組副書記。劉先生於一九七八年加入民航業，曾任中國通用航空公司副總經理、中國民航山西省管理局副局長、本公司山西分公司總經理、中國民用航空總局飛行標準司司長。二零零零年十二月至二零零二年十月任本公司總經理，二零零二年十月至二零零四年八月任中國民用航空總局副局長，二零零四年八月至二零零八年十二月任中國南方航空集團公司總經理，二零零四年十一月至二零零八年十二月任中國南方航空股份有限公司(H股股份代號：1055)董事長。二零零八年十二月起任東航集團總經理、黨組副書記，二零零九年二月三日起任本公司董事長。劉先生畢業於中國民航飛行學院，二零零五年獲得清華大學EMBA碩士學位，具有一級飛行員職稱。劉先生是中國航空運輸協會理事長、國際航空運輸協會理事、海峽兩岸關係協會理事。

Mr. Li Fenghua was the Director of the Company during the reporting period. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice president, and then became president, of the Hubei Branch of China Southern Airlines (Group). Since 1996, he became vice president of China Southern Airlines Company Limited and vice president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as the president of the Company and vice president of CEA Holding. From September 2004 to December 2008, he served as the president and deputy party secretary of CEA Holding. The resignation of Mr. Li Fenghua as director and chairman of the fifth session of the Board due to reallocation of appointment was passed by way of resolution in the 17th meeting of the fifth session of the Board held on 12 December 2008 and the first 2009 extraordinary general meeting of the Company held on 3 February 2009 respectively. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

李豐華先生報告期內曾任本公司董事。李先生於一九六八年加入民航業。一九八七年至一九九二年任民航第二十六飛行大隊副大隊長、大隊長，一九九二年至一九九六年任中國南方航空(集團)公司湖北分公司副總經理、總經理，一九九六年起任中國南方航空股份有限公司副總經理、南方航空(集團)副總裁，二零零零年起任中國南方航空股份有限公司黨委書記、副總經理，二零零二年十月至二零零四年九月任本公司總經理，東航集團副總裁，二零零四年九月至二零零八年十二月任東航集團總裁、黨組副書記。於二零零八年十二月十二日舉行的第五屆董事會第十七次會議和於二零零九年二月三日舉行的本公司二零零九年第一次臨時股東大會分別審議通過了同意李豐華先生因工作變動辭去第五屆董事會董事長和董事職務的議案。李先生畢業於民航高級航校，具有一級飛行員職稱。

Mr. Li Jun is currently the Vice Chairman of the Company and the party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in-charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as party secretary of CEA holding and has served as Vice Chariman of the Company since June 2007. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree of Economic Management and is a qualified senior political work instructor and Economist.

李軍先生為現任本公司副董事長、東航集團黨組書記。李先生於一九七二年加入民航業。一九七七年起，先後任民航總局政治部幹事，民航總局辦公室秘書，一九八四年任民航局辦公室政策研究室負責人，一九八六年任民航局政策研究室副主任，一九八九年任民航總局計畫司副司長，一九九四年任民航總局計畫司司長，一九九六年任民航總局辦公廳主任，二零零零年任民航總局人事教育司司長，二零零一年任民航總局副局長、黨委委員，二零零六年至今中國東方航空集團公司黨組書記，二零零七年六月至今任公司副董事長。李先生畢業於中央黨校經濟管理專業，具有大學本科學歷，高級政工師及經濟師資格。

Mr. Ma Xulun is currently the Director, the General Manager and the Deputy Party Secretary of the Company, the Deputy Party Secretary of CEA Holding. Mr. Ma joined the civil aviation industry since 1997. He has been appointed Deputy General Manager of China Commodities Storing and Transportation Corporation, Deputy Director General of Finance Department of the CAAC, Vice President of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed the Vice President of the general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as President and Deputy Party Secretary of Air China International Corporation Limited (stock code: 753) from September 2004 to January 2007. Mr. Ma became a Party member of China National Aviation Holding Company from December 2004 to December 2008, and Deputy General Manager of China National Aviation Holding Company from January 2007 to December 2008. Since December 2008, Mr. Ma started working as General Manager and Deputy Party Secretary of the Company and Deputy Party Secretary of CEA Holding. Since 3 February 2009, Mr. Ma has become a Director of the Company. Mr. Ma Xulun became a director of China Cargo Airlines Co., Ltd. (a subsidiary of the Company) with effect from 4 January 2009 and became the chairman of such company with effect from 5 January 2009. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master degree and is a qualified accountant.

馬須倫先生為現任董事、總經理、黨委副書記，東航集團黨組副書記。馬先生於一九九七年加入民航業，曾任中國物資儲運總公司副總經理、中國民航總局財務司副司長、中國國際航空公司副總裁。二零零二年民航聯合重組後任中國國際航空公司常務副總裁，二零零四年九月至二零零七年一月任中國國際航空股份有限公司(股份代號：753)總裁，黨委副書記，二零零四年十二月至二零零八年十二月任中國航空集團公司黨組成員，二零零七年一月至二零零八年十二月任中國航空集團公司副總裁，二零零八年十二月起任本公司總經理、黨委副書記，東航集團黨組副書記，二零零九年二月三日起任本公司董事。馬須倫先生於二零零九年一月四日起擔任中國貨運航空有限公司(本公司的附屬公司)的董事並於二零零九年一月五日起擔任該公司董事長。馬先生畢業於山西財經大學、華中科技大學，具有碩士學位及註冊會計師資格。

Mr. Luo Chaogeng is currently a Director. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic and vice instructor of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi'an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to present, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he has also served concurrently as the general manager of Yunnan Airlines of CEA Holding. From September 2004 to the present, he has been the party constitution member and vice president of CEA Holding, and from September 2004 to October 2006 was President and deputy party secretary of China Eastern Airlines Corporation Limited. Mr. Luo serves as a non-executive directors of TravelSky Technology Limited (H share stock code: 696) from 3 March 2009. From September 1998 to June 2001, Mr. Luo attended the postgraduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has first class competency in flight mechanics.

羅朝庚先生為現任董事。羅先生於一九七零年加入民航業。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年八月至一九八九年三月任民航第八飛行大隊飛行機械員、副教導員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記、副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理、黨委副書記；二零零二年九月至今任東航集團黨組成員、副總裁，二零零二年九月至二零零四年九月兼任中國東方航空雲南公司總經理；二零零四年九月至今任東航集團黨組成員、副總裁，二零零四年九月至二零零六年十月任中國東方航空股份有限公司總經理、黨委副書記。羅先生從二零零九年三月三日起擔任中國民航信息網絡股份有限公司(H股股票代碼：696)非執行董事。羅朝庚先生於一九九八年九月至二零零一年六月曾在中央黨校陝西省在職領導幹部研究生班經濟管理專業學習，羅先生具有一級飛行機械員職稱。

Mr. Cao Jianxiong was a Director and President during the reporting period. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he served as vice president of CEA Group. From October 2002 to December 2008, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. From October 2006 to December 2008, he served as president of the Company. The resignation of Mr. Cao Jianxiong as director of the fifth session of Board and president due to reallocation of duties was passed by way of resolution in the 17th meeting of the fifth session of Board held on 12 December 2008. The resignation of Mr. Cao Jianxiong as director of the fifth session of the Board due to reallocation of appointment was passed by way of resolution in the first 2009 extraordinary general meeting of the Company held on 3 February 2009. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a master degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Senior Economist.

曹建雄先生報告期內任董事、總經理。曹先生於一九八二年加入民航業，一九九二年起任上海東方航空發展公司總經理，一九九四年起任東方航空期貨經紀公司總經理，一九九六年初任本公司總經理助理，一九九七年起任本公司副總經理、財務總監，一九九九年十二月份起任東方航空集團公司副總裁，二零零二年十月至二零零八年十二月任東航集團副總裁，二零零二年十二月至二零零四年九月兼任中國東方航空西北公司黨委書記，二零零六年十月至二零零八年十二月任本公司總經理。於二零零八年十二月十二日舉行的第五屆董事會第十七次會議審議通過了同意曹建雄先生因工作變動不再擔任公司第五屆董事會董事職務和總經理職務的議案，於二零零九年二月三日舉行的本公司二零零九年第一次臨時股東大會審議通過了同意曹建雄先生因工作變動不再擔任第五屆董事會董事職務的議案。曹先生畢業於民航管理幹部學院勞動經濟專業和華東師範大學國際金融系世界經濟專業，並獲得經濟學碩士學位。曹先生具有高級經濟師職稱。

Mr. Luo Zhuping is currently a Director and the Company Secretary. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the board of China Eastern Airlines Corporation Limited and, from 1997 to 2008, also served as the head of the secretariat of the board of the Company. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

羅祝平先生為現任董事、公司秘書。羅先生於一九八八年加入東航。一九九二年至一九九七年歷任中國東方航空公司企業管理處副處長、處長，一九九三年至一九九六年任股份制辦公室副主任，一九九七年起任中國東方航空股份有限公司董事會秘書，一九九七年至二零零八年兼任董事會秘書室主任，二零零四年六月當選公司董事。羅先生一九七九年畢業於安徽大學哲學系，一九八五年畢業於安徽大學法學專業，一九九四年獲得華東師範大學經濟學世界經濟專業碩士研究生學歷，一九九八年參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。

Mr. Hu Honggao was appointed as an Independent Non-executive Director of the Company from 1996 to March 2010. He is currently the deputy dean of the School of Law, the director and professor of the Civil and Commercial Law Research Centre, and a tutor to doctoral students majoring in civil and commercial law at Fudan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society (中國經濟法研究會常務理事), a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People's Congress (上海市人大常委會立法專家諮委會委員), vice chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee. Mr. Hu also serves as an independent non-executive director of China Shipping Development Company Limited (H share stock code: 1138) and an independent director of 佳通輪胎股份有限公司 (Giti Tire Corporation) (A share stock code: 600182).

胡鴻高先生於一九九六年至二零一零年三月獲委任為公司獨立非執行董事。胡先生現任復旦大學法學院副院長兼復旦大學民商法研究中心主任、教授，復旦大學民商法專業博士生導師。胡先生在上海申陽律師事務所兼任資深高級律師。胡先生亦為中國商法學研究會常務理事、中國經濟法研究會常務理事、上海市政府立法諮詢委員會成員、上海市人大常委會立法專家諮委會委員、上海市經濟法研究會副會長、上海仲裁委員會仲裁員。胡先生也擔任中海發展股份有限公司(H股股票代碼：1138)的獨立非執行董事及佳通輪胎股份有限公司(A股股票代碼：600182)的獨立董事。

Mr. Peter Lok was appointed as an Independent Non-executive Director of the Company from 1998 to June 2009. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor at the College of Air Traffic Control of Hong Kong.

樂鞏南先生於一九九八年至二零零九年六月獲委任為本公司獨立非執行董事。樂先生一九五六年十二月加入香港民航處後前往英國航空管制學院航空管制專業深造。一九六八年至一九七三年前往英國學習航空運輸、航空意外調查及民航行政管理，一九八二年任香港民航處助理處長，一九八五年起在香港民航處航班事務分處任職，期間曾參與與多國的航權商談。一九八八年起任香港民航處副處長，一九九零年任香港民航處處長，一九九六年退休。樂先生曾任中國民航總局飛行標準司顧問。樂先生是香港首任華人民航處長，曾為香港民航航管學院導師。

Mr. Wu Baiwang was appointed as an Independent Non-executive Director of the Company in 1998. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was the head and party secretary of the CAAC North-eastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice president of Guangzhou Baiyun International Airport Group Company and the chairman of the board of directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

吳百旺先生於一九九八年獲委任為本公司獨立非執行董事。吳先生一九五九年加入民航業，一九七六年至一九八四年任民航第十二飛行大隊副大隊長、大隊長。一九八四年至一九九二年任民航吉林省局副局長、局長，一九九二年至一九九五年任民航東北管理局局長、黨委書記，一九九五年九月至一九九八年任中國通用航空公司總經理，一九九八年至二零零三年九月任廣州白雲國際機場集團公司黨委書記、副總裁，廣州白雲國際機場股份有限公司董事長。吳先生一九六五年畢業於民航飛行學院，具有一級飛行員職稱。

Mr. Zhou Ruijin was appointed as an Independent Non-executive director of the Company from 2000 to March 2010. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was the party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. After retired, he became vice chairman of the China Productivity Council and chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962. Mr. Zhou also served as an independent director of China Universal Asset Management Company (匯添富基金管理有限公司).

周瑞金先生於二零零零年至二零一零年三月獲委任為本公司獨立非執行董事。周先生為《人民日報》原副總編輯、華東分社社長。周先生於一九八八年至一九九三年任《解放日報》黨委書記、副總編輯，一九九三年四月至一九九六年任《人民日報》副總編輯，一九九六年至二零零零年任《人民日報》副總編輯、華東分社社長，退休後任中國生產力學會副會長、上海生產力學會會長。周先生於一九六二年畢業於復旦大學新聞系。周先生同時還擔任匯添富基金管理有限公司的獨立董事。

Mr. Xie Rong was appointed as an Independent Non-executive Director of the Company in 2003. Mr. Xie is the deputy head of Shanghai National Accounting Institute and a certified accountant in the PRC. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December 1985 to March 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December 1997 to October 2002, and has, since October 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie also serves as an independent director of 上海汽車股份有限公司 (Shanghai Automotive Co., Ltd, A share stock code: 600104) and independent non-executive directors of China CITIC Bank Corporation Limited (H shares stock code: 998), China Shipping Development Company Limited (H shares stock code: 1138) and Tianjin Capital Environmental Protection Group Company Limited (H shares stock code: 1065). Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

謝榮先生於二零零三年獲委任為本公司獨立非執行董事。謝先生現任上海國家會計學院副院長，具有中國註冊會計師資格。謝先生一九八五年十二月至一九九七年三月任教於上海財經大學會計系，曾任副教授、教授、博士生導師和會計學系副主任。一九九七年十二月至二零零二年十月，任畢馬威華振會計師事務所合夥人。二零零二年十月起任上海國家會計學院副院長。謝先生也擔任上海汽車股份有限公司(A股股票代碼：600104)的獨立董事以及中信銀行股份有限公司(H股股票代碼：998)、中海發展股份有限公司(H股股票代碼：1138)及天津創業環保集團股份有限公司(H股股票代碼：1065)的獨立非執行董事。謝先生畢業於上海財經大學，獲得經濟學博士學位。

Mr. Sandy Ke-Yaw Liu was appointed as an Independent Non-executive Director of the Company in June 2009. Mr. Liu joined the civil aviation industry in Taiwan since 1969. He has served in China Airlines (台灣中華航空公司) as Airport Manager in Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning respectively in its Corporate Office Taiwan. He also served as Vice President for Market and Sales in 1993 and Executive Vice President for Commercial since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served as Board Director in Taiwan Mandarin Airlines (台灣華信航空), Taiwan Far Eastern Air Transport (台灣遠東航空), Taiwan China Pacific Catering Service (台灣華膳空廚), Taiwan Taoyuan International Airport Service Company (台灣桃園航勤服務公司) and the Chairman of the Board of Taiwan Air Cargo Terminal (台灣華儲物流公司). In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc. a global logistics company as the Chief Operating Officer for Asia Region. Mr. Liu graduated from Taipei's Shih-Shin University (台灣世新大學) and attended advanced study program in Stanford University in the United States in 1990 and 1993 respectively.

劉克涯先生於二零零九年六月獲委任為本公司獨立非執行董事。劉先生於一九六九年加入台灣民航業。曾任台灣中華航空公司的檀香山機場經理，美洲地區營銷經理，夏威夷地區總經理，歐洲地區處長，總公司企劃處長，總公司營銷規劃處長，一九九三年起擔任營銷副總經理，一九九六年起擔任商務副總經理，一九九八年起擔任總經理。此外，劉先生還擔任台灣華信航空、台灣遠東航空、台灣華膳空廚、台灣桃園航勤服務公司的董事；台灣華儲物流公司的董事長。二零零一年赴香港加入國際物流公司(Expeditors International of Washington, Inc.)出任亞洲區營運長職務。劉先生畢業於台灣世新大學，並於一九九零年及一九九三年兩度赴美國史丹佛大學研修。

Mr. Wu Xiaogen was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司) from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際信託投資公司) from March 1999 to July 2000, the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics (中央財經大學) from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries (中國第一重型機械集團公司) since November 2004 and holds the title of researcher. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics (中央財經大學) in 1997 and obtained a doctoral degree in Economics.

吳曉根先生於二零一零年三月獲委任為本公司獨立非執行董事。吳先生於一九九八年四月至一九九九年三月任中國金穀國際信託投資有限責任公司證券業務部總經理助理、副總經理，一九九九年三月至二零零零年七月任中國科技國際信託投資公司證券管理總部副總經理兼機構管理部總經理，二零零零年七月至二零零四年十一月任中央財經大學會計學院審計教研室主任、副院長，二零零四年十一月至今任中國第一重型機械集團公司總會計師，具有研究員職稱。吳先生於一九九七年畢業於中央財經大學經濟管理系，獲得經濟學博士學位。

Mr. Ji Weidong was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Ji graduated from the Department of Law of Peking University (北京大學) in 1983 and obtained a bachelor's degree in law. Mr. Ji completed his master's and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, the USA. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University. He is currently an honorary professor at Kobe University, Japan.

季衛東先生於二零一零年三月獲委任為本公司獨立非執行董事。季先生於一九八三年畢業於北京大學法律學系，獲法學學士學位。一九八五年四月至一九九零年三月先後完成日本京都大學研究生院法科碩士課程、博士課程。一九九一年九月至一九九二年七月為美國斯坦福大學法學院訪問學者。一九九三年一月獲京都大學法學博士學位。季先生於一九九零年四月至一九九六年九月任日本神戶大學法學院副教授，一九九六年十月至二零零九年三月任日本神戶大學法學院教授，二零零八年至今，任上海交通大學凱原法學院院長、講席教授，現任日本神戶大學名譽教授。

Ms. Liu Jiangbo is currently the chairman of the supervisory committee of the Company (the "Supervisory Committee"), and a party member, vice president, and the head of disciplinary inspection group of CEA Holding. Ms. Liu Jiangbo joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation in 1985, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China from 1987 to 1990, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China from 1990 to 1994, deputy director of the transportation division of CAAC from 1994 to 2000, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited from 2000 to 2002, and the party member, vice president and has been serving as the head of the disciplinary examination committee of CEA Holding since 2002. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

劉江波女士為本公司現任監事會(「監事會」)主席，東航集團黨組成員、副總裁、紀檢組長。劉江波女士於一九七九年加入民航業。一九七九年起，先後任民航北京管理局科員，運輸業務處黨委副書記，一九八五年至一九八七年任全國民航團委書記，一九八七年至一九九零年任國家空中交通管制局人事司副司長，一九九零年至一九九四年任國家監察部派民航局監察局專員，一九九四年至二零零零年任民航總局運輸司副司長，二零零零年至二零零二年任雲南航空公司黨委書記、副總經理，二零零二年至今任中國東方航空集團公司黨組成員、副總裁、紀檢組長。劉女士畢業於中國社會科學院研究生院工業經濟系企業管理專業，具有研究生學歷，高級政工師資格。

Mr. Xu Zhao is currently a Supervisor of the Company, and the chief accountant of CEA Holding. Mr. Xu joined the civil aviation industry in the end of 2006. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997 respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since November 2006, Mr. Xu has served as the chief accountant in CEA Holding. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

徐昭先生為本公司現任監事，東航集團總會計師。徐昭先生於二零零六年底加入民航業。一九九一年任東風汽車公司工程師，一九九七年任東風汽車公司會計師，二零零零年任上海延華高科技有限公司財務部經理，二零零二年任陝西重型汽車有限公司財務總監，二零零六年十一月起任中國東方航空集團公司總會計師。徐先生畢業於重慶大學鑄造專業和香港中文大學會計專業，並獲得碩士學位。徐先生具有工程師和會計師職稱，中國註冊會計師資格。

Ms. Wang Taoying was a Supervisor, assistant to the president, and the general manager of the auditing department of the Company during the reporting period. Ms. Wang joined the civil aviation industry in 1972, was the deputy director of the supervisory and auditing department and the deputy manager of the disciplinary committee office of China Eastern Airlines Company from March 1993 to August 1995. Ms. Wang was the head of the auditing department of China Eastern Airlines Company from August 1995 to March 1997, the supervisor in the first session of the Supervisory Committee from January 1995 to March 1998, the cabin service manager of the Company from March 1997 to April 1999, and the deputy general manager of security department in Pudong, Shanghai of the Company taking charge of the servicing safety in the production procedure from April 1999 to August 2000. Ms. Wang also acted as chief officer of the auditing department of the Company from August 2000 to August 2004. From August 2004 to August 2006, she served as the general manager of the auditing department of the Company and has been the assistant to the president of the Company and the general manager of the auditing department from August 2006 to February 2009. She has no longer served as a Supervisor of the Company since March 2009. Ms. Wang graduated from the Shanghai Second Polytechnic University, majoring in sociopolitics, and holds a Master of Business Administration degree from the Open University of Macau.

王桃英女士報告期內為本公司監事，公司總經理助理兼審計部總經理。王女士於一九七二年加入民航業，一九九三年三月至一九九五年八月任中國東方航空公司監察審計處副處長、紀委辦公室副主任，主持工作，一九九五年八月至一九九七年三月任中國東方航空公司審計處處長，一九九五年一月至一九九八年三月，曾任中國東方航空股份有限公司第一屆監事會監事，一九九七年三月至一九九九年四月任中國東方航空股份有限公司客艙服務部經理，一九九九年四月至二零零零年八月任中國東方航空股份有限公司上海浦東保障部副總經理，主管安全生產運行服務工作，二零零零年八月至二零零四年八月任中國東方航空股份有限公司審計室主任，二零零四年八月至二零零六年八月任中國東方航空股份有限公司審計部總經理，二零零六年八月至二零零九年二月任中國東方航空股份有限公司總經理助理兼審計部總經理，二零零九年三月起不再擔任公司監事。王女士畢業於上海第二工業大學社科學政工專業，並擁有澳門公開大學工商管理學碩士學位。

Ms. Yang Jie was a Supervisor of the Company during the reporting period. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was the electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She was the deputy secretary of the Company's Communist Youth League from September 2000 to July 2002, and the secretary of the Company's Communist Youth League from August 2002 to January 2008. From January 2008 to April 2009, Ms. Yang was the deputy director of the Party Organization Department of CEA Holding. From January 2003 to April 2009, she was the secretary of the Communist Youth League of CEA Holding. She has no longer served as a Supervisor of the Company since March 2009. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy (旭日管理學院工商管理) at Donghua University from which she received a master degree in Business Administration. She is also a qualified engineer.

楊潔女士報告期內為本公司監事。楊女士於一九九二年加入民航業，一九九六年至一九九八年任中國東方航空股份有限公司飛機維修基地大修部技術室電子技術主管、大修部團委書記，一九九八年至二零零零年九月任中國東方航空股份有限公司飛機維修基地團委副書記，二零零零年九月至二零零二年七月任中國東方航空股份有限公司團委副書記，二零零二年八月至二零零八年一月任中國東方航空股份有限公司團委書記，二零零八年一月至二零零九年四月任東航集團黨組工作部副部長。二零零三年一月至二零零九年四月兼任東航集團團委書記，二零零九年三月起不再擔任公司監事。楊女士畢業於中國民航學院航空電子專業和東華大學旭日管理學院工商管理專業，獲工商管理碩士學位，具有工程師資格。

Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and has served in the Command Centre and the General Office of Shanghai Civil Aviation Administration Bureau. From 1990 to 1993, he served as the Chief of the Secretarial Section in the General Office of China Eastern Airlines Company. He served as the Manager of Shanghai Civil Aviation Dong Da Industry Company (上海民航東大實業公司) from 1993 to 1998 and was the Deputy Director of General Office of the Labour Union of the Company from 1998 to 2002. From 2002 to 2005, he served as the Director of General Office of Labour Union of the Company. He has been the Vice Chairman of the Labour Union and the Director of the General Office of the Labour Union of the Company since 2005. He has been a supervisor of the Company since March 2009. Mr. Yan graduated from East China Normal University.

燕泰勝先生為本公司現任監事，工會副主席。燕先生於一九七三年加入民航業，曾就職於民航上海管理局指揮部、辦公室。一九九零年至一九九三年任東航股份公司辦公室秘書科科長、一九九三年至一九九八年任上海民航東大實業公司經理、一九九八年至二零零二年任公司工會辦公室副主任。二零零二年至二零零五年任公司工會辦公室主任，二零零五年至今任公司工會副主席兼工會辦公室主任，二零零九年三月起任公司監事。燕先生畢業於華東師範大學。

Mr. Feng Jinxiong is currently a Supervisor and general manager of Audit Department of the Company. Mr. Feng joined the civil aviation industry in 1982, and has served in the Planning Department of Shanghai Civil Aviation Administration Bureau as well as the Planning Department of China Eastern Airlines Company. He served as the Deputy Director of the Planning Department of China Eastern Airlines Company from 1992 to 1997, the Director of the Planning Department of the Company from 1997 to 1998, the Director of the Finance Department of China Eastern Air Holding Company from 1998 to 2000. He was the Deputy Chief Accountant of China Eastern Air Holding Company from 2000 to 2001, the Manager of the Human Resources Department of the Company from 2001 to 2003, the Party Committee Secretary and Vice President of China Eastern Air Jin Rong Company (東航金戎公司) from 2003 to 2005, the Party Committee Secretary and Deputy General Manager of the Shanghai Ground Service Department of the Company from 2005 to 2007, as well as the President and the Deputy Party Committee Secretary of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been the General Manager of the Audit Department of the Company. He has been a supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Sciences, holding a master's degree.

馮金雄先生為本公司現任監事，審計部總經理。馮先生於一九八二年加入民航業。曾就職於民航上海管理局計劃處，東航股份公司計劃處，一九九二年至一九九七年任東航股份公司計劃處副處長、一九九七年至一九九八年任本公司計劃處處長，一九九八年至二零零零年任中國東航集團公司財務部部長。二零零零年至二零零一年任東航集團公司副總會計師、二零零一年至二零零三年任公司人力資源部經理，二零零三年至二零零五年任東航金戎公司黨委書記兼副總經理，二零零五年至二零零七年任本公司上海保障部黨委書記兼副總經理，二零零七年至二零零九年任中國東方航空武漢有限責任公司總經理兼黨委副書記。二零零九年二月至今，任本公司審計部總經理，二零零九年三月起任本公司監事。馮先生畢業於民航學院及中國科學院研究生院，擁有碩士研究生學歷。

Mr. Liu Jiashun has been a Supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also the chief director in charge of fuel supply engineering at Haikou's Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of 美亞實業有限公司. From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he served as the general manager of 上海浦航石油有限公司 from 2006 to March 2009. Since October 2009, Mr. Liu serves as the party secretary of 中國航空油料華東公司 (China Aircraft Fuel Huadong Company). Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

劉家順先生二零零零年至今任本公司監事。劉先生於一九九三年至一九九九年擔任中國航空油料海南公司黨委書記、副總經理、紀委書記，同時擔任海南南洋航空運輸有限公司董事長、總經理，一九九七年至一九九九年還同時擔任海口美蘭機場供油工程總指揮長、美蘭機場有限責任公司董事和美亞實業有限公司副董事長、總經理，一九九九年至二零零七年任中國航空油料華東公司黨委副書記兼紀委書記，二零零六年至二零零九年三月任上海浦航石油有限公司總經理。二零零九年十月至今任中國航空油料華東公司黨委書記。劉先生具有研究生學歷，高級政工師資格。

Mr. Zhang Jianzhong is a Vice President of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the CAAC Shanghai Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of the Company. From April 1999 to April 2003, he was the assistant to the president of the Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of the Company. From April 2003 to June 2004, he was the chief economist of the Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to present, he has been a vice president of the Company. Mr. Zhang also serves as the chairman of 上海東方遠航物流有限公司 (Shanghai Eastern Logistics Co., Ltd.) (a member of the Group) and the vice chairman of 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (a member of the Group). Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also the Economics and Management of Fudan University from which he obtained a master degree.

張建中先生為本公司副總經理。張先生於一九八二年加入民航業。一九八二年四月至一九八七年十二月任民航上海管理局計劃處助理員；一九八七年十二月至一九九零年四月任上海虹橋國際機場計劃處副處長。一九九零年四月至一九九六年一月任東方航空公司計劃處處長。一九九六年一月至一九九九年四月任本公司市場經營部經理。一九九九年四月至二零零三年四月任本公司總經理助理，二零零零年九月至二零零一年十二月兼任公司戰略研究室主任、二零零一年十二月至二零零三年五月兼任公司電腦資訊中心總經理。二零零三年四月至二零零四年六月任本公司總經濟師，二零零三年五月至二零零四年六月兼任本公司市場營銷部總經理。二零零四年六月至今任本公司副總經理。張先生也擔任上海東方遠航物流有限公司(本集團成員)的董事長，以及中國貨運航空有限公司(本集團成員)的副董事長。張先生畢業於浙江大學機械系和復旦大學經濟管理專業，並獲得碩士學位。

Mr. Li Yangmin is a Vice President of the Company. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the deputy head of the aircraft maintenance workshop (飛機維修廠車間), head of technology office and secretary of the workshop branch of Northwest Company (西北航空公司). From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司). From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the vice president and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been a vice president of the Company. Mr. Li also serves as a director of 中國貨運航空有限責任公司 (China Cargo Airlines Co., Ltd. (a member of the Group) and the chairman of 上海東方飛機維修有限公司 (Shanghai Eastern Maintenance Co., Ltd) (a member of the Group). Mr. Li is a university graduate from China Civil Aviation Academy. He is a qualified senior engineer.

李養民先生為本公司副總經理。李先生於一九八五年加入民航業。一九八五年七月至一九九六年十月任西北航空公司飛機維修廠車間副主任、技術室主任、車間支部書記等；一九九六年十月至二零零二年六月任西北航空公司飛機維修基地副總經理兼航線部經理；二零零二年六月至二零零四年三月任中國東方航空西北公司飛機維修基地總經理；二零零四年三月至二零零五年十月任中國東方航空西北公司副總經理、黨委常委。二零零五年十月起任本公司副總經理。李先生也擔任中國貨運航空有限公司(本集團成員)的董事及上海東方飛機維修有限公司(本集團成員)董事長。李先生具有大學學歷，畢業於中國民航學院，具有高級工程師資格。

Mr. Fan Ru is the Company's Vice President. Mr. Fan started his civil aviation career in 1966. He was a deputy fleet leader of China Eastern Airlines' Shanghai Fleet since 1988 and was the head of aviation technology management office of China Eastern Airlines since 1995. He was appointed as the deputy chief pilot and the head of aviation technology management office of the Company since 1997. He was the chief pilot of the Company from 1999 to November 2006, and was appointed as the vice president of the Company since November 2006. Mr. Fan also serves as the chairman of 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) (a member of the Group), a director of 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (a member of the Group) and 東方公務航空服務有限公司 (Eastern Business Airlines Service Co., Ltd.) (a member of the Group). Mr. Fan graduated from Advanced Aviation School for professional flying. He has received tertiary education and has obtained first class technical qualifications for pilots.

樊儒先生為本公司副總經理。樊先生於一九六六年加入民航業。一九八八年起任東方航空公司上海飛行大隊副大隊長，一九九五年起任東方航空公司飛行技術管理處處長，一九九七年起任本公司副總飛行師兼飛行技術管理處處長，一九九九年至二零零六年十一月任本公司總飛行師，二零零六年十一月起任本公司副總經理。樊先生也擔任上海東方飛行培訓有限公司(本集團成員)的董事長，中國貨運航空有限公司(本集團成員)的董事，以及東方公務航空服務有限公司(本集團成員)的執行董事。樊先生畢業於民航高級航校飛機駕駛專業，大專學歷，樊先生具有一級飛行員專業技術資格。

Mr. Zhao Jinyu is the Company's Vice President. Mr. Zhao joined the civil aviation industry in 1978. From November 1995 to March 1998, he was a deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation. From March 1998 to May 1999, he was the General Manager of the Flying Aviation Department of the Shanxi Branch of the Company. From May 1999 to January 2000, he was the Vice President of the Shanxi Branch of the Company. From January 2000 to January 2004, he was the General Manager of the Hebei Branch of the Company. From January 2004 to May 2008, he was the General Manager and Deputy Party Secretary of the Anhui Branch of the Company. From May 2008 to July 2008, he was the Managing Vice President and Deputy Party Secretary of the Yunnan Branch of the Company. Since July 2008, he has been the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. Mr. Zhao graduated from the Civil Aviation Flight University of China for professional flying and holds the title of Second Class Pilot (二級飛行員職稱).

趙晉豫先生為本公司副總經理。趙先生於一九七八年加入民航業。一九九五年十一月至一九九八年三月任通用航空公司安全技術處副處長、處長；一九九八年三月至一九九九年五月任公司山西分公司飛行部總經理，一九九九年五月至二零零零年一月任公司山西分公司副總經理，二零零零年一月至二零零四年一月任公司河北分公司總經理；二零零四年一月至二零零八年五月任公司安徽分公司總經理、黨委副書記；二零零八年五月至二零零八年七月任公司雲南分公司常務副總經理、黨委副書記，二零零八年七月至二零零九年十二月任公司雲南分公司總經理、黨委副書記。趙先生畢業於中國民用航空飛行專科學校飛機駕駛專業，具有二級飛行員職稱。

Mr. Tang Bing is the Company's Vice President. Mr. Tang joined the civil aviation industry in 1993. From April 1997 to October 1999, he served as a deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of 中國南方航空有限公司 (China Southern Airlines Company Limited). From October 1999 to May 2003, he was the deputy director of the Business Development Department of 廣州飛機維修工程有限公司 (Guangzhou Aircraft Maintenance Engineering Co., Ltd.), and the vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.). From December 2005 to March 2007, he served as the office director of China South Airlines Holding Company. From March 2007 to December 2007, he was the president and vice party secretary of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as the chief engineer and general manager and a deputy party secretary of the Aircraft Engineering Department of China South Airlines (H share stock code: 1055). From May 2009 to December 2009, he was appointed as a member of the Standing Committee to the Party Committee of the Company, general manager and deputy party secretary of the Beijing branch of the Company. Since December 2009, he has been served a member of the Standing Committee to the Party Committee of the Company; he has served as a Vice President of the Company since February 2010. Mr. Tang graduated from 南京航空航天大學 (Nanjing University of Aeronautics and Astronautics) majoring in electrical technology. He obtained a master of business administration (MBA) degree from the Administration Institute of 中山大學 (Sun Yat-sen University) in 2003 and an executive master of business administration (EMBA) degree from the School of Economics and Management of 清華大學 (Tsinghua University) in 2008.

唐兵先生為本公司副總經理。唐先生於一九九三年加入民航業。一九九七年四月至一九九九年十月任中國南方航空股份有限公司機務工程部工程技術處副經理；一九九九年十月至二零零三年五月任廣州飛機維修工程有限公司業務發展部副總監、附件業務中心副總監；二零零三年六月至二零零五年十二月任珠海摩天宇發動機維修有限公司副總裁；二零零五年十二月至二零零七年三月任中國南方航空集團公司辦公廳主任；二零零七年三月至二零零七年十二月任重慶航空有限公司總裁、黨委副書記；二零零七年十二月至二零零九年五月任中國南方航空股份有限公司(H股股票代碼：1055)總工程師兼機務工程部總經理、黨委副書記；二零零九年五月至二零零九年十二月任公司黨委常委、北京分公司總經理、黨委副書記；二零零九年十二月至今任公司黨委常委。二零一零年二月起任公司副總經理。唐先生畢業於南京航空航天大學電氣技術專業，二零零三年獲得中山大學管理學院MBA學位，二零零八年獲得清華大學經管學院EMBA學位。

Mr. Luo Weide was the Company's Chief Financial Officer during the reporting period. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. From 2000 to March 2009, he was the chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

羅偉德先生報告期內曾任本公司財務總監。羅先生於一九七六年加入空軍航空兵六安機場服役，一九七九年至一九九一年歷任上海市稅務局普陀分局科長、副局長，一九九一年至一九九三年任上海市普陀區財政局局長兼國資局局長，一九九三年至一九九八年歷任上海金橋(集團)有限公司副總會計師、總會計師、常務副總經理，一九九八年至二零零零年任上海浦東發展(集團)有限公司副總裁、浦東財務公司董事長兼總經理，二零零零年至二零零九年三月任公司財務總監。羅先生一九九九年畢業於中歐國際工商學院，獲工商管理碩士學位，具有高級會計師、高級經濟師職稱。

Mr. Wu Yongliang is currently the Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director and subsequently the director of the Finance Department of the Company from 1997 to 1998, the director of Planning and Finance Department of the Company from 1998 to 2000, the head of the Finance Department of CEA Holding from 2000 to 2001, the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 to March 2009. From April 2009 onwards, he services as the chief financial officer of the Company. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, specializing in planning and finance. He also graduated from Fudan University, specializing in business administration. Mr. Wu has the qualification of post-graduate and holds the title of Accountant.

吳永良先生為本公司現任財務總監。吳先生於一九八四年加入民航業，一九九三年至一九九七年任中國東方航空公司財務處副處長，一九九七年至一九九八年任本公司財務處副處長、處長，一九九八至二零零零年任本公司計劃財務處處長，二零零零年至二零零一年任東航集團財務部部長，二零零一年至二零零九年三月任東航集團副總會計師兼財務部部長，二零零九年四月起任本公司財務總監。吳先生畢業於中國民航大學經管系計財專業和復旦大學工商管理專業，擁有碩士研究生學歷和會計師職稱。

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

根據上市規則第3.15條，獨立非執行董事已根據上市規則第3.13條所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

CHANGES IN THE MEMBERS OF THE BOARD AND MANAGEMENT PERSONNEL 董事會和管理層人事變動情況

Name 姓名	Date of Appointment/Termination 就任日期／離任日期	Approval Organization 決議機構	Position 職務
Termination 離任			
Li Fenghua 李豐華	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會	Director 董事
Cao Jianxiong 曹建雄	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會	Director 董事
Wang Taoying 王桃英	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the fifth meetings of the fourth session of the employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Yang Jie 楊潔	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the fifth meetings of the fourth session of the employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Luo Weide 羅偉德	31 March 2009 二零零九年三月三十一日	the 23rd meeting of the fifth session of the Board 第五屆董事會第23次會議	Chief Financial Officer 財務總監
Hu Honggao 胡鴻高	19 March 2010 二零一零年三月十九日	the 33rd meeting of the fifth session of the Board 第五屆董事會第33次會議	Independent non-executive director 獨立非執行董事
Zhou Ruijin 周瑞金	19 March 2010 二零一零年三月十九日	the 33rd meeting of the fifth session of the Board 第五屆董事會第33次會議	Independent non-executive director 獨立非執行董事
Appointment 聘任			
Liu Shaoyong 劉紹勇	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會 the 20th meeting of the fifth session of the Board 第五屆董事會第20次會議	Director 董事 Chairman 董事長
Ma Xulun 馬須倫	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會	Director 董事
Yan Taisheng 燕泰勝	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the fifth meetings of the fourth session of the employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Feng Jinxiong 馮金雄	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the fifth meetings of the fourth session of the employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Wu Yongliang 吳永良	31 March 2009 二零零九年三月三十一日	the 23rd meeting of the fifth session of the Board 第五屆董事會第23次會議	Chief Financial Officer 財務總監
Zhao Jinyu 趙晉豫	23 December 2009 二零零九年十二月二十三日	the 33rd meeting of the fifth session of the Board 第五屆董事會第33次會議	Vice President 副總經理
Tang Bing 唐兵	1 February 2010 二零一零年二月一日	the 35th meeting of the fifth session of the Board 第五屆董事會第35次會議	Vice President 副總經理
Wu Xiaogen 吳曉根	19 March 2010 二零一零年三月十九日	the first extraordinary general meeting in 2010 二零一零年第一次臨時股東大會	Independent non-executive director 獨立非執行董事
Ji Weidong 季衛東	19 March 2010 二零一零年三月十九日	the first extraordinary general meeting in 2010 二零一零年第一次臨時股東大會	Independent non-executive director 獨立非執行董事

SHAREHOLDINGS OF DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

董事、行政總裁、監事和高級管理人員持股情況

Save as disclosed above, as at 31 December 2009, none of the Directors, chief executive, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外，於二零零九年十二月三十一日，本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及／或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及／或債券證(視乎情況而定)持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉(包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉)，或根據上市規則附錄十《上市公司董事進行證券交易的標準守則》(「標準守則」)(對監事的應用範圍被視為與董事相同)須向本公司及香港聯交所披露的權益或淡倉。

In 2009 and as at 31 December 2009, none of the Directors, chief executive, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for share capital or debt securities of the Company.

在二零零九年度內及截至二零零九年十二月三十一日止，本公司並無授予或訂立任何安排，致使本公司董事、行政總裁、監事、高級管理人員及／或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

董事及監事服務合約

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

各董事或監事與本公司概無訂立任何本公司在不予賠償(法定賠償除外)的情況下在一年內不可終止的服務合同。

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

董事及監事的合約權益

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

各董事或監事於本年度內概無在任何本公司或其附屬公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

REMUNERATION OF DIRECTORS AND SUPERVISORS

董事及監事薪酬

Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS.

有關董事及監事之薪酬詳情，請參閱按國際財務報告準則編製的財務報表註釋9。

EMPLOYEES

員工

As at 31 December 2009, the Group had 45,938 employees, a majority of whom worked in the PRC. Employee compensation is primarily composed of basic salary and performance-based bonus.

於二零零九年十二月三十一日，本集團員工總數為45,938人，大部份於中國境內工作。本集團的員工工資基本上由基本工資和工作業績花紅構成。

MEDICAL INSURANCE

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2009, the Group's medical insurance contributions charged to the income statement amounted to RMB132 million (2008: RMB93 million).

醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零零九年十二月三十一日止年度，本集團計人民幣132百萬元(二零零八年：人民幣93百萬元)醫療保險供款於損益表中列賬。

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2009 are set out in note 32 to the financial statements prepared in accordance with IFRS.

銀行貸款及其他借款

本公司及本集團截至二零零九年十二月三十一日止之銀行貸款及其他借款詳情，請參閱按國際財務報告準則編製的財務報表註釋32。

INTEREST CAPITALIZED

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2009 was RMB223 million.

利息資本化

本集團截至二零零九年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣223百萬元。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Company and the Group during the year are summarized in note 19 to the financial statements prepared in accordance with IFRS.

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報表註釋19內。

RESERVES

Details of movements in reserves of the Company and the Group for the year ended 31 December 2009 and profit appropriation by the Company are set out in note 41 to the financial statements prepared in accordance with IFRS.

儲備

本公司及本集團截至二零零九年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報表註釋41。

STATUTORY COMMON WELFARE FUND

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 41 to the financial statements prepared in accordance with IFRS.

法定公益金

有關法定公益金之詳情(如其性質，有無應用、變動及其計算基礎，包括用作計算該數據之百分比)，請參閱按國際財務報告準則編製的財務報表註釋41。

DONATIONS

During the year, the Group did not make any donation for charitable purposes.

捐款

本集團於本年度內並無慈善捐款。

EMPLOYEES' RETIREMENT SCHEME

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 36 to the financial statements prepared in accordance with IFRS.

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報表註釋36。

MAJOR SUPPLIERS AND CUSTOMERS

As at 31 December 2009, the cost of aircraft and related materials from the Group's largest and five largest suppliers accounted for approximately 8% and 27%, respectively, of the total purchases of the Group. The sales to the Group's five largest customers accounted for 10.02% of the Group's total sales in 2009.

None of the Directors, Supervisors or any of their respective associates nor any shareholders who, to the knowledge of the Directors, hold 5% or more of the Company's share capital has any interest in any of the above mentioned suppliers and customers.

主要供應商及客戶

截至二零零九年十二月三十一日止，本集團最大供應商及五大供應商合計分別佔本集團飛機及有關原料開支約8%及27%。本集團五名最大客戶的合計營業額佔本集團二零零九年度營業額之10.02%。

各董事、監事或其聯繫人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供應商及客戶擁有任何權益。

GENERAL MEETINGS AND BOARD MEETINGS

GENERAL MEETINGS

An extraordinary general meeting of the Company was held on 3 February 2009 at the Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 3 February 2009.

An extraordinary general meeting, an H share class meeting and an A share class meeting of the Company were held on 26 February 2009 at the Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 26 February 2009.

An annual general meeting of the Company was held on 13 June 2009 at the Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 13 June 2009.

An extraordinary general meeting, an H share class meeting and an A share class meeting of the Company were held on 7 September 2009 at the Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 7 September 2009.

An extraordinary general meeting, an H share class meeting and an A share class meeting of the Company were held on 9 October 2009 at the Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 9 October 2009.

股東大會、董事會會議情況

股東大會

本公司於二零零九年二月三日在中國上海虹橋路2550號上海航友賓館會議中心舉行股東特別大會，詳情請見本公司日期為二零零九年二月三日的公告。

本公司於二零零九年二月二十六日在中國上海虹橋路2550號上海國際機場賓館舉行股東特別大會、H股類別股東會議和A股類別股東會議，詳情請見本公司日期為二零零九年二月二十六日的公告。

本公司於二零零九年六月十三日在中國上海虹橋路2550號上海國際機場賓館會議中心舉行二零零八年度股東週年大會，詳情請見本公司日期為二零零九年六月十三日的公告。

本公司於二零零九年九月七日在中國上海虹橋路2550號上海國際機場賓館舉行股東特別大會、H股類別股東會議和A股類別股東會議，詳情請見本公司日期為二零零九年九月七日的公告。

本公司於二零零九年十月九日在中國上海虹橋路2550號上海國際機場賓館舉行股東特別大會、H股類別股東會議和A股類別股東會議，詳情請見本公司日期為二零零九年十月九日的公告。

BOARD MEETINGS

董事會會議

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 19th ordinary meeting of the fifth session of the Board 第五屆董事會第19次普通會議	13 January 2009 二零零九年一月十三日		1. Agreed that the Company, CEA Holding and Eastern Air Group Finance Company Limited, entered into an entrusted loan agreement, pursuant to which CEA Holding (as the principal) and Eastern Air Group Finance Company Limited (as the trustee) provided the Company with a loan of RMB5.55 billion for a period of six months, with an interest rate that it is 10% lower than the benchmark rate offered by commercial banks for the same period as required by the State (For details of the transaction, please refer to the Company's announcement dated 15 January 2009.); 2. Agreed to the transfer of 35% of shares of Joy Air Company Limited to China Aviation Industry Corporation. The Company owns 5% of shares of Joy Air Company Limited upon completion of the transfer; 3. Agreed to the restructuring of the Yunnan Branch into a subsidiary. 1、同意公司與東航集團、東航集團財務公司簽署《委託貸款協議》，由東航集團作為委託貸款人、東航集團財務公司作為受託貸款人，向公司提供貸款人民幣55.5億元，期限為6個月，貸款利率為按國家規定的商業銀行同期貸款基準利率水平下浮10%（該交易的詳情請見本公司二零零九年一月十五日的公告。）；2、同意向中國航空工業集團公司轉讓公司持有的幸福航空有限責任公司35%的股權，轉讓完成後，公司持有幸福航空有限責任公司5%股權；3、同意將雲南分公司改制為子公司。
The 20th ordinary meeting of the fifth session of the Board 第五屆董事會第20次普通會議	3 February 2009 二零零九年二月三日	For details, please refer to the Company's announcement dated 3 February 2009. 詳情請見本公司日期為二零零九年二月三日的公告。	
The 1st regular meeting of the Board in 2009 董事會二零零九年度第1次例會	3 February 2009 二零零九年二月三日		1. The financial budget report of the Company for 2009 was considered and passed; 2. Agreed to the adjustment of the Company's fixed asset accounting model under IFRS: Fixed Asset accounted for by using revaluation model is adjusted to be accounted for by cost model; 3. The investment plan of the Company for 2009 was considered and passed; 4.Report of President for 2008 and the working plan for 2009 was considered and passed. 1、審議通過公司二零零九年度財務預算報告；2、同意調整公司國際財務報告準則下的固定資產計價模式：固定資產由按重估模式計量調整為按成本法計量；3、審議通過公司二零零九年度投資方案；4、審議通過總經理二零零八年工作報告和二零零九年工作計劃。
The 21st ordinary meeting of the fifth session of the Board 第五屆董事會第21次普通會議	9 February 2009 二零零九年二月九日	For details, please refer to the Company's announcement dated 9 February 2009. 詳情請見本公司日期為二零零九年二月九日的公告。	

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 22nd ordinary meeting of the fifth session of the Board 第五屆董事會第22次普通會議	30 March 2009 二零零九年三月三十日		1. The resolution on the construction of complementary facilities at the CEA base (western district) in the extension of Shanghai Hongqiao Airport was considered and passed; 2. The "Working Rules of Presidents of China Eastern Airlines Corporation Limited" was considered and passed. 1、審議通過關於上海虹橋機場擴建工程東航基地(西區)配套項目建設的議案；2、審議通過《中國東方航空股份有限公司總經理工作制度》。
The 23rd ordinary meeting of the fifth session of the Board 第五屆董事會第23次普通會議	31 March 2009 二零零九年三月三十一日	For details, please refer to the Company's announcement dated 31 March 2009. 詳情請見本公司日期為二零零九年三月三十一日的公告。	
The 2nd regular meeting of the Board in 2009 董事會二零零九年度第2次例會	15 April 2009 二零零九年四月十五日	For details, please refer to the Company's announcement dated 15 April 2009. 詳情請見本公司日期為二零零九年四月十五日的公告。	
The 24th ordinary meeting of the fifth session of the Board 第五屆董事會第24次普通會議	15 April 2009 二零零九年四月十五日	For details, please refer to the Company's announcement dated 15 April 2009. 詳情請見本公司日期為二零零九年四月十五日的公告。	
The 3rd regular meeting of the Board in 2009 董事會二零零九年度第3次例會	28 April 2009 二零零九年四月二十八日	For details, please refer to the Company's announcement dated 28 April 2009. 詳情請見本公司日期為二零零九年四月二十八日的公告。	
The 25th ordinary meeting of the fifth session of the Board 第五屆董事會第25次普通會議	31 May 2009 二零零九年五月三十一日	For details, please refer to the Company's announcement dated 31 May 2009. 詳情請見本公司日期為二零零九年五月三十一日的公告。	
The 26th ordinary meeting of the fifth session of the Board 第五屆董事會第26次普通會議	13 June 2009 二零零九年六月十三日		Agreed in principle to the establishment of the Company's Corporate Management Department and Legal Affairs Department. 原則同意組建公司企業管理部和法律部；
The 27th ordinary meeting of the fifth session of the Board 第五屆董事會第27次普通會議	10 July 2009 二零零九年七月十日	For details, please refer to the Company's announcement dated 10 July 2009. 詳情請見本公司日期為二零零九年七月十日的公告	Agreed in principle to the investment in the enhancement project of the Company's route network. The scale of the project investment is approximately RMB30 million and the management of the Company is authorized for its specific implementation. 原則同意投資公司航線網絡優化項目，項目投資規模為人民幣3,000萬左右，具體實施授權公司管理層負責。

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 28th ordinary meeting of the fifth session of the Board 第五屆董事會第28次普通會議	15 July 2009 二零零九年七月十五日		1. Agreed to the abandonment of the Company's Taiwan office and authorized any of the directors of the Company to sign the relevant necessary authorization documents; 2. Agreed to the establishment of Taiwan branch and authorized any of the directors of the Company to sign the relevant necessary authorization documents pursuant to relevant Taiwan laws. 1、同意本公司廢止台灣地區辦事處；並授權公司任一董事簽署與之相關的必要授權文件；2、同意本公司設立台灣地區分公司；並授權公司任一董事根據台灣相關法律的要求簽署與之相關的授權文件。
The 29th ordinary meeting of the fifth session of the Board 第五屆董事會第29次普通會議	28 July 2009 二零零九年七月二十八日		Agreed to the Company's application to purchase RMB foreign exchange to pay for the settlement losses of the fuel hedging contract. 同意公司申請人民幣購匯支付航油套期保值合約交割損失。
The 30th ordinary meeting of the fifth session of the Board 第五屆董事會第30次普通會議	10 August 2009 二零零九年八月十日	For details, please refer to the Company's announcement dated 10 August 2009. 詳情請見本公司日期為二零零九年八月十日的公告	
The 4th regular meeting of the Board in 2009 董事會二零零九年度第4次例會	10 August 2009 二零零九年八月十日	For details, please refer to the Company's announcement dated 10 August 2009. 詳情請見本公司日期為二零零九年八月十日的公告	
The 31st ordinary meeting of the fifth session of the Board 第五屆董事會第31次普通會議	18 September 2009 二零零九年九月十八日		Agreed to the Company's participation in the listing (auction or tender) of the right to use the state-owned construction land of Warehousing (Logistics) Industrial Project in Houshayu Town, Shunyi District in accordance to the applicable laws & procedures. 同意公司按照法律規定及法定程序參與順義區後沙峪倉儲(物流)工業項目地塊國有建設用地使用權掛牌(拍賣或招標)項目。
The 5th regular meeting of the Board in 2009 董事會二零零九年度第5次例會	27 October 2009 二零零九年十月二十七日	For details, please refer to the Company's announcement dated 27 October 2009. 詳情請見本公司日期為二零零九年十月二十七日的公告。	1. Agreed to the Company's establishment of a wholly-invested company, 東航技術研發應用培訓有限公司 (Eastern Airlines Technology Research and Development Applied Training Ltd.) (provisional name), in Qingpu Export Processing Zone and to purchase, in the name of that company, 392 mu of land in Qingpu Export Processing Zone and authorized the President for specific implementation; 2. agreed in principle to the establishment of Sichuan branch and authorized the President for specific implementation. 1、同意公司在青浦出口加工區內全資投資成立東航技術研發應用培訓有限公司(暫定名)，並以該公司名義購買青浦出口加工區內的土地392畝，具體實施授權總經理負責；2、原則同意成立四川分公司，具體實施授權總經理負責。

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 32nd ordinary meeting of the fifth session of the Board 第五屆董事會第32次普通會議	9 December 2009 二零零九年十二月九日		1. The resolution on the determination of number and price of the non-public issue to specific subscribers was considered and passed, determining the number of A shares of non-public issue as 1,350,000,000 shares at an issue price of $4.75 per shares. Of which, 490,000,000 shares were issued to CEA Holding and 860,000,000 shares were issued to other specific investors. The particular number of shares issued to each specific investor is based on the bid price, number of subscription and business cooperation relationship; 2. The resolution on the determination of number and price of the additional H shares placement to specific subscribers was considered and passed. After negotiation with CES Global, the number of additional H shares placement was determined to be 490,000,000 shares at an issue price of HK$1.56 per share. (For details of the transaction, please refer to the Company's announcements dated 10 July 2009 and 23 December 2009 and its circular dated 24 July 2009.) 1、審議通過關於確定向特定對象非公開發行A股股票發行數量和發行價格的議案，確定非公開發行A股股票的數量為13.5億股，發行價格為4.75元／股。其中向東航集團發行4.9億股，向其他特定投資者發行8.6億股，向每個特定投資者發行的具體數量根據價格優先、數量優先、業務合作關係優先原則確定；2、審議通過關於確定向特定對象定向增發H股股票發行數量和發行價格的議案，經與東航國際協商，確定向其定向增發H股股票的數量為4.9億股、發行價格為1.56港元／股。(該交易的詳情請見本公司日期為二零零九年七月十日以及二零零九年十二月二十三日的公告以及二零零九年七月二十四日的通函。)
The 33rd ordinary meeting of the fifth session of the Board 第五屆董事會第33次普通會議	23 December 2009 二零零九年十二月二十三日	For details, please refer to the Company's announcement dated 23 December 2009. 詳情請見本公司日期為二零零九年十二月二十三日的公告。	1. The resolution on disposal of nine MD90 aircrafts and related flight equipments was considered and passed and authorized the President for specific implementation; 2. Agreed to the Company's application to purchase foreign exchange to pay for the settlement losses for the period of January to June 2010 (if any) of fuel hedging contract and authorized the President for specific implementation; 3. The resolution on the swap of flight simulators of Shanghai Eastern Flight Training Co., Ltd was considered and passed, it was agreed to swap one B787 simulator (purchased but not yet delivered) and one existing A300 simulator to one brand new A320 simulator and one brand new A330 simulator. 1、審議通過處置9架MD90飛機及相關航材的議案，具體實施授權總經理負責；2、同意公司申請購匯支付航油套期保值合約於二零一零年一月至六月的交割損失(如有)，具體實施授權總經理負責；3、審議通過關於上海東方飛行培訓有限公司模擬機置換的議案，同意用已訂購尚未交付的一台B787模擬機和現有的一台A300模擬機置換成一台全新的A320模擬機和一台全新的A330模擬機。

CONNECTED TRANSACTIONS

Transactions between the Company and its connected persons or their respective associates (as defined in the Listing Rules) are governed by and have to comply with the requirements for disclosure under the Listing Rules.

On 10 December 2008, CEA Holding entered into an A share subscription agreement (the "Original A Share Subscription Agreement") with the Company to subscribe for new A shares to be issued by the Company. Simultaneously with the entering into of the Original A Share Subscription Agreement, CES Global entered into an H share subscription agreement with the Company (the "Original H Share Subscription Agreement") to subscribe for new H shares to be issued by the Company. Subsequently, the parties made adjustments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; and on 29 December 2008, (a) CEA Holding entered into a revised A share subscription agreement with the Company to subscribe in cash for 1,437,375,000 new A shares in the Company at the subscription price of RMB3.87 per share with a total subscription price of RMB5,562,641,250; and (b) CES Global entered into a revised H share subscription agreement with the Company to subscribe in cash for 1,437,375,000 new H shares in the Company at the subscription price of RMB1.00 per share with a total subscription price of RMB1,437,375,000, respectively. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. As CEA Holding holds approximately 59.67% of the then issued share capital of the Company, the transaction entered into between the Company and CEA Holding constituted a connected transaction of the Company under the Listing Rules. As CES Global is an indirectly wholly owned subsidiary of CEA Holding, the transaction entered into between the Company and CES Global constituted a connected transaction of the Company. The Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement have been approved by relevant regulatory bodies, and the change in the Company's share capital has been completed.

On 10 July 2009, CEA Holding entered into a subscription agreement with the Company, pursuant to which, CEA Holding will, at the subscription price of not less than RMB4.75 per A share, subscribe in cash for not more than 490,000,000 new A shares. Since CEA Holding directly held approximately 56.08% of the then issued share capital of the Company, and hence a connected person of the Company, the subscription agreement constitutes a connected transaction of the Company. CES Global entered into another subscription agreement with the Company on the same day, pursuant to which, CES Global will, at the subscription price of not less than HK$1.40 per H share, subscribe in cash for not more than 490,000,000 new H shares. Since CES Global is a substantial shareholder of the Company and an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, this subscription agreement also constitutes a connected transaction of the Company. The above transactions were completed on 23 December 2009.

關連交易

本公司與其關連人士或其各自聯繫人(定義見上市規則)之間的交易需遵守及符合上市規則之須予披露要求。

於二零零八年十二月十日，東航集團與本公司訂立了一份A股認購協議(「原A股認購協議」)，認購本公司擬發行的新A股；於訂立原A股認購協議的同時，東航國際與本公司訂立了一份H股認購協議(「原H股認購協議」)，認購本公司擬發行的新H股。其後，協議各方就原A股認購協議及原H股認購協議中的某些條款進行修改，並於二零零八年十二月二十九日，(a)東航集團與本公司訂立了一份經修訂的A股認購協議，東航集團將按每股人民幣3.87元的認購價，以現金人民幣5,562,641,250元認購本公司1,437,375,000股新發行的A股；(b)東航國際與本公司訂立了一份經修訂的H股認購協議，東航國際將按每股人民幣1.00元的認購價，以現金人民幣1,437,375,000元認購本公司1,437,375,000股新發行的H股。原A股認購協議和原H股認購協議被相應撤銷。由於東航集團持有本公司當時已發行股本約59.67%，本公司與東航集團的交易屬於上市規則下之關連交易。由於東航國際為東航集團間接擁有的全資附屬公司，本公司與東航國際的交易也屬於上市規則下之關連交易。經修訂的A股認購協議及經修訂的H股認購協議已獲相關監管機構核准並已執行，本公司股本變動已完成。

於二零零九年七月十日，東航集團與本公司訂立一份認購協議，據此，東航集團將按認購價每股A股不低於人民幣4.75元以現金認購不多於490,000,000股新A股。由於東航集團直接持有本公司當時已發行股本約56.08%權益，故屬本公司的關連人士，因此該認購協議構成本公司的關連交易。同日，東航國際與本公司訂立另一份認購協議，據此，東航國際將按認購價每股H股不低於港幣1.40元以現金認購不多於490,000,000股新H股。由於東航國際為本公司的主要股東及東航集團間接擁有的全資子公司，亦屬本公司的關連人士，因此該認購協議也構成本公司的關連交易。以上交易於二零零九年十二月二十三日完成。

CONTINUING CONNECTED TRANSACTIONS

Pursuant to the framework renewal agreements governing continuing connected transactions related to daily operations, which was considered and approved by the Board in its third regular meeting 2008 held on 29 April 2008, considered and approved by the shareholders' meeting held on 30 June 2008, and considered and approved by the Board in its fifth regular meeting 2008 held on 28 October 2008, and the new framework agreement governing report import and export agency services, which was considered and approved by the Board in its second regular meeting 2009 held on 15 April 2009, the Company revised the estimated caps for transactions for 2009 and 2010. The following table sets out the annual caps for the continuing connected transactions between the Group and members of CEA Holding for 2009:

持續關連交易

就與日常經營相關的持續性關連交易框架延期協議(經本公司二零零八年四月二十九日董事會二零零八年度第3次例會審議批准，經二零零八年六月三十日股東大會審議通過及經二零零八年十月二十八日本公司董事會二零零八年度第5次例會審議批准)以及新的進出口代理服務框架協議(經二零零九年四月十五日召開本公司董事會二零零九年度第2次例會審議通過)，本公司對二零零九年和二零一零年的交易上限做了重新預估。下表所載為本集團與東航集團若干成員公司就持續關連交易訂下的二零零九年度持續關連交易限額：

	Transactions	交易		**Annual caps for continuing connected transactions Transaction Conducted in 2009 二零零九年度持續關連交易限額** *(RMB'000) (人民幣元)*
1.	Property Leasing	物業租賃	60 million	**6,000萬**
2.	Financial Services (outstanding deposits)	金融服務(存款餘額)	2,500 million	**25億**
3.	Import and Export Agency Services *(Note)*	進出口代理服務*(註釋)*	60 million	**6,000萬**
4.	Maintenance Services	設備供應服務	18 million	**1,800萬**
5.	Catering Services	航空食品供應服務	540.39 million	**54,039萬**
6.	Sales Agency Services	機票銷售代理服務	17.15 million	**1,715萬**
7.	Advertising Agency Services	廣告代理服務	23.50 million	**2,350萬**
8.	Automobile Repairing Services	汽車修理服務	35 million	**3,500萬**

Note: The annual cap for the Agency Services provided by 東方航空進出口有限公司 (Eastern Aviation Import & Export Company) ("Import & Export Company") for the year ended 31 December 2008 was set at RMB42.70 million. However, as at 31 December 2008, the aggregated commissions and expenses payable by the Company to Import & Export Company for its provision of such services for the year 2008 was approximately RMB47.26 million, exceeding the 2008 annual cap the Company has previously anticipated. It is expected that the annual caps for 2009 and 2010 for the aggregate commissions and expenses payable by the Company to Import & Export Company as previously anticipated will also increase to RMB60.00 million and RMB69.50 million respectively. For details, please refer to the Company's announcement dated 15 April 2009.

註釋：截至二零零八年十二月三十一日止年度，東方航空進出口公司(「東航進出口公司」)提供代理服務的年度上限定為人民幣4,270萬元。然而，截至二零零八年十二月三十一日，本公司二零零八年度應就東航進出口公司提供此等服務支付的佣金及開支總額約達人民幣4,726萬元已超出本公司原先預計的二零零八年年度上限。預計本公司原先預測的二零零九年及二零一零年應向東航進出口公司支付佣金及開支總額的年度上限，亦將各自增加至人民幣6,000萬元及人民幣6,950萬元。詳情請見本公司二零零九年四月十五日的公告。

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended 31 December 2009 are set out in note 45 to the financial statements prepared in accordance with IFRS.

本集團截至二零零九年十二月三十一日止年度，與本公司的關連人士(定義見上市規則)進行之持續關連交易詳情載列於按國際財務報告準則編製的財務報表註釋45。

For further details regarding the above continuing connected transactions, please refer to the Company's 2008 annual report and the announcement of the Company dated 15 April 2009.

有關上述之持續關連交易詳情載列於本公司二零零八年年度報告及日期為二零零九年四月十五日的公告。

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2009 and confirmed that:

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favorable than terms available to third parties.

本公司之獨立非執行董事已審核過在二零零九年此等持續關連交易，並確認：

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) 該等交易以(i)一般商務條款(參考在中國同類單位進行性質相似的交易)或(ii)(在無合適的比較情況下)就本公司股東而言為公平及合理的條款進行；及

(c) 該等交易以(i)遵照各關連交易的有關協議條款或(ii)(在沒有協議的情況下)則按不遜於向第三者提供的條款進行。

For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have performed certain agreed upon procedures on the above connected transactions disclosed herein for the year ended 31 December 2009 in accordance with the Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants and reported that the aforesaid connected transactions have been:

應上市規則14A.38的要求，本公司的核數師已根據香港會計師公會發佈的香港相關服務準則第4400號「就財務數據執行協議程序的聘用協議」，對截至二零零九年十二月三十一日止年度的關連交易執行若干協議程序，並對上述關連交易報告如下：

(1) approved by the Board;

(2) entered into in accordance with the relevant agreement governing the transactions; and

(3) within the relevant caps disclosed in previous announcements.

(1) 經由董事會批准；

(2) 乃根據規管該等交易的相關協議條款進行；及

(3) 並無超逾先前公告所披露的上限。

In respect of each continuing connected transaction disclosed in note 45 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules.

就各項載於按照國際財務報告準則編製的財務報表註釋45的持續關連交易，本公司確認已遵守上市規則下的有關規定。

Details of the other related party transactions entered by the Group during the year ended 31 December 2009 are set out in note 45 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

本集團在截至二零零九年十二月三十一日止年度所進行的其他有關連人士交易之詳情載列於按國際財務報表準則編製的財務報表註釋45。此等交易並不屬於上市規則所指之關連交易。

In relation to future deliveries of aircraft, as at 31 December 2009, the following are details of aircrafts on order which are scheduled to be delivered:

關於將來付運的飛機，於二零零九年十二月三十一日，本公司未來付運的飛機詳情如下：

Type of aircraft 飛機類型	Number of aircraft 飛機數目	Year of delivery 付運年份
A320	14	2010
B737–700	4	2010
B737–800	2	2010
A320	11	2011
A330	3	2011
B737–700	1	2011
B737–800	1	2011
A320	12	2012
A330	3	2012
B737–700	2	2012
B737–800	1	2012
A320	7	2013
A330	6	2013
B737–700	3	2013
B737–800	4	2013
A330	4	2014
B737–700	5	2014
B737–800	4	2014
B737–700	4	2015
B737–800	5	2015

As at the date of this report, the Directors are not aware of any aircraft which is subject to options exercisable during a period of not less than 12 months from 31 December 2009.

截至本年度報告的日期，據本公司董事所知，在二零零九年十二月三十一日後不少於十二個月的期間內，本公司沒有可予行使選擇權的飛機。

STAFF HOUSING BENEFITS

職工住房補貼

Details of the Group's staff housing benefits are set out in note 37 to the financial statements prepared in accordance with IFRS.

本集團職工住房補貼詳情請參閱本集團根據國際財務報告準則編製之財務報表註釋37。

MATERIAL LITIGATION

The family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. After the case entered the procedures on appeal, the California Court of Appeal, dismissed the appeal of the plaintiff and affirmed the original order. Subsequent to that, on 16 March 2009, the plaintiff sued the Company in the Beijing No. 2 Intermediate People's Court. On 18 August 2009, Beijing No. 2 Intermediate People's Court accepted the case. Legal documents including summons, prosecution notifications and others have been served on the Company. Trial is yet to begin. The management of the Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide regular updates to the shareholders regarding the progress of the litigation. As at 31 December 2009, the Group was not involved in any other litigation, arbitration or claim of material importance.

重大訴訟

有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償被美國加州上訴法院二審判決維持一審駁回請求裁定後，於二零零九年三月十六日，向北京第二中級人民法院提起訴訟，二零零九年八月十八日，北京二中院正式立案受理，並向我公司送達了應訴通知書、起訴書等其他法律文件。現此案尚未正式開庭審理。本集團的管理層認為，該訴訟的結果並不會對本公司的財務狀況及經營業績造成不利影響。本集團將定期向股東披露有關該案進展的資訊。截止二零零九年十二月三十一日，本集團未涉及任何其他重大的訴訟、仲裁或程序。

SIGNIFICANT EVENTS

1. On 15 January 2009, CEA Holding (as the principal), 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the "Finance Company") (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement in Shanghai, pursuant to which the Company would obtain a short term loan of RMB5.55 billion from CEA Holding through the Finance Company. CEA Holding, holding 59.67% of the Company's entire share capital prior to the issuance of A shares and H shares of the Company as referred to in the above paragraph, is the controlling shareholder and a connected person of the Company. Since CEA Holding is also the controlling shareholder of the Finance Company, the Finance Company is a connected person of the Company. Pursuant to the Listing Rules of the Shanghai Stock Exchange, this transaction constitutes a connected transaction of the Company. This transaction has been considered by the 19th ordinary meeting of the fifth session of the Board and has been unanimously approved by all of the independent directors of the Company by means of written consent. The connected directors of the Company abstained from voting. Details are set out in the announcement of the Company issued in Hong Kong dated 15 January 2009.

2. At the extraordinary general meeting of the Company held on 26 February 2009, the proposal of certain amendments to the articles of association of the Company, in connection with the means of receipt of corporate communication, was passed with immediate effect. For details, please refer to the announcements of the Company issued in Hong Kong dated 8 January 2009 and 26 February 2009 and the circular dated 8 January 2009.

3. On 30 April 2009, the Company entered into the Aircraft Sale and Purchase Agreements and the Aircraft Lease Agreements with 交銀金融租賃有限公司 (Bank of Communications Financial Leasing Co., Ltd.) in connection with two Airbus A340 series aircraft, pursuant to which, the Company will sell and lease back the two Airbus A340 series aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 30 April 2009.

4. On 15 June 2009, the Company entered into the aircraft purchase agreement with Airbus SAS in Shanghai, regarding the purchase of twenty Airbus A320 series aircraft (with engines). Details are set out in the announcement of the Company issued in Hong Kong dated 17 June 2009 and the circular issued in Hong Kong dated 25 August 2009.

重大事項

1. 於二零零九年一月十五日，東航集團(作為委託方)、東航集團財務有限責任公司(「財務公司」)(作為受託方)、本公司(作為借款方)在上海簽訂委託貸款協議，據此，本公司從財務公司獲得由東航集團提供的短期貸款共計55.5億元人民幣。由於東航集團持有本公司定向增發(見前段)前總股本的59.67%，是本公司的控股股東即關聯人；財務公司的控股股東亦為東航集團，因此是本公司的關聯人。根據上海證券交易所《股票上市規則》的規定，本次交易構成了公司的關聯交易。本次交易的議案經本公司第五屆董事會第19次普通會議審議，董事以通訊方式，簽字表決通過，全體獨立董事均同意委託貸款協議。關聯董事回避了表決。詳情請參閱本公司在香港刊發的日期為二零零九年一月十五日的公告。

2. 本公司於二零零九年二月二十六日舉行的股東特別大會上通過就公司通訊收取方式而對公司章程中若干條款所作出的相應修訂並即時生效。詳情請參閱本公司在香港刊發的日期為二零零九年一月八日以及二零零九年二月二十六的公告以及二零零九年一月八日的通函。

3. 於二零零九年四月三十日，本公司與交銀金融租賃有限公司就2架空客A340系列飛機簽訂了《飛機買賣協議》和《飛機租賃協議》，出售並回租2架空客A340系列飛機，詳情請參閱本公司在香港刊發的日期為二零零九年四月三十日的公告。

4. 於二零零九年六月十五日，本公司與空中客車公司在上海簽訂《飛機購買協議》，購買20架空客A320系列飛機(連發動機)，詳情請參閱本公司在香港刊發的日期為二零零九年六月十七日的公告以及日期為二零零九年八月二十五日的通函。

5. The principal place of business of the Company in Hong Kong has been changed from 5th Floor, McDonald's Building, 48 Yee Wo Street, Hong Kong to Unit B, 31/F., United Centre, 95 Queensway, Hong Kong. Details are set out in the announcement of the Company issued in Hong Kong dated 3 July 2009.

6. On 10 July 2009, the Board resolved, among others, to convene an extraordinary general meeting and the respective class meetings for the grant of specific mandates to the Board (i) to issue not more than 1,350,000,000 new A shares of the Company to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at an issue price of not less than RMB4.75 per A share of the Company ("A Share Specific Mandate"); and (ii) to issue not more than 490,000,000 new H shares of the Company to CES Global, at an issue price of not less than HK$1.4 per H share ("H Share Specific Mandate").

   In relation to and as part of the transactions contemplated under the A Share Specific Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new A shares of the Company at the subscription price of not less than RMB4.75 per A share.

   In relation to and as part of the transactions contemplated under the H Share Specific Mandate, on 10 July 2009, CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which CES Global agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new H shares of the Company at the subscription price of not less than HK$1.40 per H share.

   The aforesaid transactions were completed on 23 December 2009. Details are set out in the announcements of the Company dated 10 July 2009 and 23 December 2009 and its circular dated 24 July 2009.

7. On 10 July 2009, the Company entered into an absorption agreement with 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) ("Shanghai Airlines") in relation to the absorption of Shanghai Airlines by way of the issuance of new A shares of the Company in exchange for the existing issued shares of Shanghai Airlines on the basis of 1.3 A shares of the Company for every existing issued share of Shanghai Airlines. The exchange of A shares were completed on 28 January 2010. As of 28 January 2010, the identifiable net liabilities of Shanghai Airlines acquired by the Company had a book value of approximately RMB765 million and a fair value of approximately RMB2,055 million. Details are set out in the announcements of the Company issued in Hong Kong dated 10 July 2009, 10 August 2009, 10 September 2009, 9 October 2009, 7 January 2010, 11 January 2010, 13 January 2010, 18 January 2010, 26 January 2010, 28 January 2010 and the circular of the Company dated 25 August 2009.

5. 本公司在香港的主要營業地點已由香港怡和街48號麥當勞大廈5樓，改為香港金鐘道95號統一中心31樓B室。詳情請參閱本公司在香港刊發的日期為二零零九年七月三日的公告。

6. 本公司董事會於二零零九年七月十日決議(其中包括)分別召開股東特別大會及相關類別股東會，以向董事會做出特別授權，(i)向不多於10名(受限於發行時根據中國法律法規許可的特定投資者上限)特定投資者(包括東航集團)發行不超過1,350,000,000股新發行的本公司A股，發行價格不低於每股A股人民幣4.75元(「A股特別授權」)；及(ii)向東航國際發行不超過490,000,000股新發行的本公司H股，發行價格不低於每股H股港幣1.4元(「H股特別授權」)。

   於二零零九年七月十日，與A股特別授權擬進行的交易相關並作為該等交易的一部份，東航集團與本公司訂立了A股認購協議，據此，東航集團同意按每股A股不低於人民幣4.75元的認購價認購，而本公司同意發行，不多於490,000,000股新的A股。

   於二零零九年七月十日，與H股特別授權擬進行的交易相關並作為該等交易的一部份，東航國際與本公司訂立H股認購協議，據此，東航國際同意按每股H股不低於港幣1.40元的認購價認購，而本公司同意發行，不多於490,000,000股新的H股。

   以上交易於二零零九年十二月二十三日完成。詳情請見本公司二零零九年七月十日以及二零零九年十二月二十三日的公告以及二零零九年七月二十四的通函。

7. 本公司於二零零九年七月十日與上海航空股份有限公司(「上航」)簽訂了一份關於通過增發新股並以新增的每1.3股本公司A股股票交換1股上航現有股票的計劃對上航進行吸收合併的吸併協議。本公司於二零一零年一月二十八日完成交換A股工作，截至二零一零年一月二十八日，公司取得的上航可辨認淨負債的賬面價值約為人民幣7.65億元，公允價值約為人民幣20.55億元。詳情請參閱本公司在香港刊發的日期為二零零九年七月十日、二零零九年八月十日、二零零九年九月十日、二零零九年十月九日、二零一零年一月七日、二零一零年一月十一日、二零一零年一月十三日、二零一零年一月十八日、二零一零年一月二十六日、二零一零年一月二十八日的公告以及二零零九年八月二十五的通函。

8. At the extraordinary general meeting of the Company held on 7 September 2009, the Board was authorized by the shareholders to make appropriate and necessary amendments to the articles of association at the Company as they think fit to reflect such increases in the registered capital and change of shareholding of the Company as a result of the issuances referred to in item 6 above. With completion of the issuances on 10 December 2009 and 23 December 2009, respectively, the Board resolved on 23 December 2009 that with immediate effect, certain amendments, in connection with the completion of the issuance, were made to the articles of association of the Company to reflect the completion of the issuance. For details, please refer to the announcements of the Company issued in Hong Kong dated 23 December 2009.

8. 於二零零九年九月七日舉行的本公司股東特別大會上，董事會獲股東授權，可對公司章程作出董事會酌情認為適合的適當及必要修訂，以反映本公司因上述第6項的發行事項完成而增加註冊資本及股權變動。由於該發行事項於二零零九年十二月十日及二零零九年十二月二十三日完成，董事會已於二零零九年十二月二十三日議決，將就發行事項的完成對公司章程中若干條款作出修訂並即時生效，以反映該發行事項的完成。詳情請參閱本公司在香港刊發的日期為二零零九年十二月二十三日的公告。

9. At the extraordinary general meeting of the Company held on 9 October 2009, the Board was authorized by the shareholders to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital and change of shareholding of the Company as a result of the completion of the exchange of A shares referred to in item 7 above. With completion of the exchange of A shares on 28 January 2010 and the listing of the issued A shares of the Company as a result of the exchange commencing on 2 February 2010, the corresponding amendments made to certain articles of association of the Company as a result of the completion of the absorption became effective on 2 February 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 2 February 2010.

9. 於二零零九年十月九日舉行的本公司股東特別大會上，董事會獲股東授權，可對公司章程作出其認為適當及必要的修訂，以反映本公司因上述第7項的交換A股事項的完成而增加註冊資本及股權變動。由於交換A股已於二零一零年一月二十八日完成而且由換股而新增的A股股份已於二零一零年二月二日上市，就吸併事項的完成而對公司章程中若干條款所作出的相應修訂已於二零一零年二月二日生效。詳情請參閱本公司在香港刊發的日期為二零一零年二月二日的公告。

10. On 28 December 2009, the Company entered into an aircraft purchase agreement with Airbus SAS regarding the purchase of sixteen Airbus A330 series aircraft (with engines) in Shanghai. For details, please refer to the announcement of the Company issued in Hong Kong dated 28 December 2009 and the circular dated 26 March 2010.

10. 於二零零九年十二月二十八日，本公司與空中客車公司在上海簽訂《飛機購買協議》，購買16架空客A330系列飛機(連發動機)，詳情請參閱本公司在香港刊發的日期為二零零九年十二月二十八日的公告以及二零一零年三月二十六的通函。

11. On 24 March 2010, the Company and 東方航空傳媒有限公司 (Eastern Aviation Advertising Co, Ltd) (the "Advertising Company") entered into an agreement, pursuant to which the Company agreed to grant the Advertising Company exclusive rights to operate the media resources of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 24 March 2010.

11. 於二零一零年三月二十四日，本公司與東方航空傳媒有限公司(「傳媒公司」)訂立一項協議，據此，本公司同意授予傳媒公司本公司媒體資源的獨家經營權。詳情請參閱本公司在香港刊發的日期為二零一零年三月二十四日的公告。

INDEPENDENT DIRECTORS' OPINION

Independent Directors of the Company have performed auditing work and issued an independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed relevant laws and regulations as well as its articles of association while it has also imposed strict control on the guarantees provided. As at 31 December 2009, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-legal person entity units and individuals.

獨立董事意見

公司獨立董事根據中國證監會的有關規定，對公司對外擔保情況進行了核查，並發表了獨立意見：公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零零九年十二月三十一日公司及納入合併會計報表的附屬公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

AUDITORS

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (registered accountants in the PRC) were the Company's international and domestic auditors in 2009, respectively.

核數師

羅兵咸永道會計師事務所(香港執業會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零九年度國際及中國核數師。

On behalf of the Board

董事會代表

Liu Shaoyong
Chairman

Shanghai, the PRC
19 April 2010

劉紹勇
董事長

中國上海
二零一零年四月十九日

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all shareholders.

The Directors believe that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high quality.

The Company's corporate governance practices include but are not limited to the following:

Articles of association, rules of meeting of general meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, constitutional documents of the audit and risk management committee, constitutional documents of the planning and development committee, working rules of the nomination and remuneration committee, working rules of the aviation safety and environment committee, working regulations of presidents, management regulations of investor relationship, investor relationship management detailed implementation regulation, management regulations of the connected transactions, connected transaction detailed implementation regulation, regulations on external guarantee and the interim administrative regulations concerning hedging businesses.

For the year ended 31 December 2009 (the "Reporting Period") and as at the date of the announcement of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company's corporate governance practices during the financial year ended 31 December 2009 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the "Code"). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out aspects which are more stringent than the Code.

Major aspects which are more stringent than provisions set out in the Code:

- all members of the audit and risk management are independent non-executive directors.
- 20 meetings of the Board were held during the financial year of 2009.
- Other than the audit and risk management committee and the nomination and remuneration committee, the Company also established two specialized committee, namely planning and development committee and aviation safety and environment committee.

企業管治常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責、維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。董事會定期檢討公司治理常規，以確保公司的運營符合法律、法規及上市地監管規定，不斷致力於實現高素質的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、股東大會議事規則、董事會議事規則、監事會議事規則、獨立董事工作制度、審計和風險管理委員會章程、規劃發展委員會章程、提名與薪酬委員會工作細則、航空安全與環境委員會工作細則、總經理工作制度、投資者關係管理制度、投資者關係管理工作實施細則、關聯交易管理制度、關聯交易實施細則、對外擔保制度、套期保值業務管理(暫行)規定等。

截至二零零九年十二月三十一日止年度(「本報告期」)及截至本年報公布之日，董事會已檢討過本公司採納的企業管治守則文件下的有關規定和公司實務情況認為：截至二零零九年十二月三十一日止，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》(《守則》)所載的守則條文的要求。在某些方面，本公司採納的企業管治守則比《守則》列載的守則條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

比《守則》所載的條文更為嚴格的主要方面：

— 審計和風險管理委員會的成員全是獨立非執行董事。

— 在二零零九年財政年度內舉行董事會的次數為20次。

— 除審計和風險管理委員會、提名與薪酬委員會之外，公司還成立了2個專業委員會，即規劃發展委員會和航空安全與環境委員會。

BOARD

The Company is managed by the Board. The Board is responsible for the leadership and control of the Company. The Directors are jointly responsible for implementing businesses of the Company by directing and supervising the affairs of the Company.

董事會

本公司由董事會管理，董事會負責公司的領導及監控工作。各董事透過指揮及監督公司事務，集體對推動本公司的事務負責。

DIRECTORS

As at 31 December 2009, the Board consists of 10 Directors, including five independent non-executive Directors. During the first extraordinary general meeting in 2009 held on 3 February 2009, the shareholders of the Company approved Mr. Liu Shaoyong and Mr. Ma Xulun to join the fifth session of the Board, while Mr. Li Fenghua and Mr. Cao Jianxiong were no longer the directors of the Company. During the 2008 Annual General Meeting held on 13 June 2009, the shareholders of the Company approved the appointment of Mr. Sandy Ke-Yaw Liu as an independent non-executive director of the fifth session of the Board, while Mr. Peter Lok was no longer an independent non-executive director of the Company. During the first extraordinary general meeting in 2010 held on 19 March 2010, the shareholders approved the appointment of Mr. Wu Xiaogen and Mr. Ji Weidong as the independent non-executive directors of the fifth session of the Board, while Mr. Hu Honggao and Mr. Zhou Ruijin were no longer the independent non-executive directors of the Company.

All Directors shall retire in the third annual general meeting following their appointment, but are eligible for re-election.

Names, personal particulars and effective date of appointment of the Directors are set out in page 24 to page 35 of this report.

Independent non-executive Directors of the Company shall possess extensive skills and experience. They shall be able to play their roles of supervising the checks and balances to the fullest extent to protect the interests of shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on their independence pursuant to Rule 3.13 of the Listing Rules.

Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence.

All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the articles of association of the Company have set out the terms and conditions of their appointment.

Other than working relationships, Directors, Supervisors and senior management of the Company do not have any financial, business or family connection with one another.

董事

截至二零零九年十二月三十一日本公司董事會由10名董事組成，其中5名為獨立非執行董事。於二零零九年二月三日舉行的二零零九年第一次臨時股東大會，本公司股東批准劉紹勇先生和馬須倫先生加入第五屆董事會，李豐華先生和曹建雄先生不再擔任本公司董事。於二零零九年六月十三日舉行的二零零八年度股東大會，本公司股東批准劉克涯先生加入第五屆董事會任獨立非執行董事，樂鞏南先生不再擔任本公司獨立非執行董事。於二零一零年三月十九日舉行的二零一零年第一次臨時股東大會，本公司股東批准吳曉根先生和季衛東先生加入第五屆董事會任獨立非執行董事，胡鴻高先生和周瑞金先生不再擔任本公司獨立非執行董事。

所有董事必須在委任後第三個年度股東大會上退任，但是應有資格再度參選。

各董事的姓名、個人資料及任職情況載於本報告書第24至35頁。

本公司的獨立非執行董事具備廣泛的技巧和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和整體公司的利益。董事會認為他們能有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。

根據《上市規則》第3.13條，公司已經收到每名獨立非執行董事就其獨立性而作出的年度確認函。

所有董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明有關期限和條件。

本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

POWERS OF THE BOARD

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board, including the following:

- responsibility for convening general meetings and reporting to shareholders on its work;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;
- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and secretary to the Board; appointment or dismissal of the Vice President and chief financial officer of the Company on the nomination of the President, and the determination of their remuneration;
- formulating the management systems of the Company;
- formulating proposals to amend the articles of association of the Company;
- discharging any other powers and functions granted in general meetings.

The Board and the relevant specialized committees are also responsible for the completeness of financial information of the Company and are responsible for maintaining an effective internal control system and for risk management, as well as preparing the financial statements. Setting the business objectives and overseeing the daily operations are the responsibilities of the chief executive officer. The Company's articles of association specify the duties and functions of the Board and management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate.

In order to ensure the balance of powers and authorization, the roles of the Chairman and the chief executive officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Ma Xulun, a Director. There are also other senior officers who are responsible for the daily management within their scope of duties.

董事會的權利

董事會定期檢討各營業部門議定的預算及業務目標有關的業績表現，並行使多項保留權力，包括：

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定公司的經營計劃和投資方案；
- 制定公司的年度財務預算方案、決算方案；
- 制定公司的利潤分配方案和彌補虧損方案；
- 制定公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定公司合併、分立、解散的方案；
- 決定公司內部管理機構的設置；
- 聘任或者解聘公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘公司副總經理和財務總監，決定其報酬事項；
- 制定公司的基本管理制度；
- 制定公司章程修改方案；
- 股東大會授予的其他職權。

董事會及相關專業委員會對財務資料的完整性以及集團內部監控制度及風險管理程序的效能負責。董事會亦負責編製本公司財務報表。本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了董事會和經理層的職責權限。董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。

為確保權力和授權分布均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是劉紹勇先生。行政總裁由1名董事(馬須倫先生)擔任，另有多名高級行政人員各自負責本公司個別業務的日常管理工作。

MEETING OF THE BOARD

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors and continued participation in meetings of the Board and of committees of the Board and interviews with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

The Company has established a special unit, i.e. the secretariat of the board, to work for the Board. All the Directors can access the service of the company secretary. The company secretary periodically updates the Directors of the latest information on governance and regulation. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost to the Company. Specialized committees may also seek professional advice.

The company secretary is responsible for the records of the board meetings. These minutes of meetings together with other documents for the board meetings shall be made available to all the Directors. Board meetings are meant to enable the Directors to have open and frank discussions.

In order to ensure sound corporate governance, as at the date of the announcement of this annual report, the Board had 4 committees in place: Audit and Risk Management Committee, Nomination and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary drafts the minutes of meetings for these committees, and the committees report to the Board.

The Board has held 20 meetings during the Reporting Period. The following tables show the attendance rate of each Director at shareholders' general meetings and board meetings:

董事會會議

主席負責領導董事會，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的董事會的文件盡可能在董事會會議或其專業委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓、持續參與董事會及其專業委員會會議以及通過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對集團的認識。

公司設立了董事會專門辦事機構即董事會秘書室，所有董事均可享用公司秘書的服務，公司秘書定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。各專業委員會亦可尋求專業意見。

董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議文件，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論。

為確保良好的企業管治，截至本年報公布之日董事會已成立4個小組委員會：審計和風險管理委員會、提名與薪酬委員會、規劃發展委員會及航空安全與環境委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會匯報工作。

董事會於本報告期內召開了20次會議。下表顯示各董事於本報告期內出席股東大會、董事會之詳情：

Directors	董事	Board Meetings Attendance/ Eligibility of meetings 董事會 出席次數／應出席次數	General Meetings Attendance/ Eligibility of meetings 股東大會 出席次數／應出席次數
Liu Shaoyong *(Chairman)*	劉紹勇*(董事長)*	19/19	4/4
Li Fenghua *(Former-Chairman)* (terminated on 3 February 2009)	李豐華*(原董事長)* (於二零零九年二月三日離任)	0/1	0/1
Li Jun	李軍	19/20	5/5
Ma Xulun	馬須倫	19/19	4/4
Cao Jianxiong (terminated on 3 February 2009)	曹建雄(於二零零九年二月三日離任)	0/1	0/1
Luo Chaogeng	羅朝庚	20/20	5/5
Luo Zhuping	羅祝平	20/20	5/5
Independent Non-executive Director Hu Honggao	獨立非執行董事 胡鴻高	19/20	2/5
Independent Non-executive Director Peter Lok (terminated on 13 June 2009)	獨立非執行董事 樂鞏南(於二零零九年六月十三日離任)	10/10	0/3
Independent Non-executive Director Wu Baiwang	獨立非執行董事 吳百旺	19/20	3/5
Independent Non-executive Director Zhou Ruijin	獨立非執行董事 周瑞金	20/20	4/5
Independent Non-executive Director Xie Rong	獨立非執行董事 謝榮	19/20	3/5
Independent Non-executive Director Sandy Ke-Yaw Liu (appointed on 13 June 2009)	獨立非執行董事 劉克涯(於二零零九年六月十三日獲委任)	8/10	2/2

DIRECTORS' INTERESTS

All the Directors shall declare to the Board upon their first appointment their capacities as Directors and any other positions held in other institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to the guidelines, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material transactions which have been confirmed as having been entered into with any connected person have been disclosed in the notes to the financial statements prepared in accordance with IFRS of this annual report.

董事權益

所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘本公司董事會在討論任何動議或交易時認為董事在當中存在利益衝突，該董事須申報利益及放棄投票，並在適當情況下避席。本公司根據指引於每個財務報告期間要求董事確認他們或其聯繫人與公司或其附屬公司進行的任何有關聯的交易。經確認的重大有關聯人士交易，均已在本年報按國際財務報告準則編製之財務報表附註內披露。

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of Appendix 10 of the Listing Rules as the securities transactions code for Directors. Each of the Directors and Supervisors of the Company has been issued with a copy of the Model Code upon their appointment.

All the Directors and Supervisors of the Company have confirmed that they have complied with the Model Code in 2009.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid Code of Conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and senior management of the Company.

In addition, pursuant to the requirements of the Listing Rules for Shares of the Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and senior management of the Company every year are not allowed to exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within 6 months after they have sold their shares. They are also not allowed to sell the shares of the Company within 6 months after they have bought the shares of the Company. Additionally, within 6 months after they have left their appointment, they are not allowed to transfer their shares of the Company held by them.

All the employees who may have unpublished price-sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.

董事進行之證券交易

本公司已採納上市規則附錄十的《標準守則》為本公司的董事證券交易守則。本公司各董事及監事於獲委任時均獲發一份《標準守則》。

本公司所有董事及監事於二零零九年確認已遵守《標準守則》。

本公司亦採納上市規則附錄十四的有關規定，根據公司自身情況並結合上市規則附錄十《標準守則》的規定制訂了《公司員工進行證券交易的行為守則》，該守則同樣適用於本公司監事和高級管理人員買賣本公司股票的行為。

另外，根據上海證券交易所《股票上市規則》的規定，公司董事、監事和高級管理人員每年轉讓的本公司股份不得超過其持有的本公司股份總數的25%，並且在賣出之後六個月內不得再行買入公司股份，買入之後六個月內不得再行賣出本公司股份。另外在離任後六個月內，也不得轉讓所持有的本公司的股份。

所有特定僱員若可能擁有關於本集團的尚未公開的股價敏感資料，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

DIRECTORS RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

The Auditor's report made by the Company's auditors in respect of the financial statements is set out on page 64 to page 65 of this annual report.

董事就財務報表所承擔的責任

董事確認須就編製本集團財務報表承擔有關責任。

本公司核數師就財務報表所作之核數師報告列載於本年報第64至65頁。

AUDIT AND RISK MANAGEMENT COMMITTEE

The fourth regular meeting of the Board of the Company in 2009 was held on 10 August 2009, during which the resolution of the change of Audit Committee of the Board to Audit and Risk Management Committee and the corresponding amendments to its articles was approved.

As at 31 December 2009, the audit and risk management committee comprises Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin, all of whom are independent non-executive Directors. Mr. Xie Rong, the chairman, possesses professional qualifications in accounting. The first extraordinary general meeting in 2010 was held on 19 March 2010, during which Mr. Wu Xiaogen and Mr. Ji Weidong were appointed as independent non-executive directors of the Company while Mr. Hu Honggao and Mr. Zhou Ruijin are no longer independent non-executive directors of the Company. The 36th ordinary meeting of the fifth session of the Board of the Company was held on the same day, during which the resolution on the appointment of members of the Audit and Risk Management Committee was considered and passed, agreed that Mr. Hu Honggao and Mr. Zhou Ruijin ceased to be the members of the Audit and Risk Management Committee, while Mr. Wu Xiaogen and Mr. Ji Weidong were appointed to serve as the members of the Audit and Risk Management Committee, and Mr. Xie Rong still serves as the Chairman of the Audit and Risk Management Committee, for a term expiring upon the expiry of the current session of the Board of Directors.

Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control policy for material decision, significant events and major business and overseeing their implementation.

審計和風險管理委員會

於二零零九年八月十日召開的公司董事會二零零九年度第4次例會同意將審核委員會變更為審計和風險管理委員會的議案並相應修改其章程。

截至二零零九年十二月三十一日，公司審計和風險管理委員會由謝榮先生、胡鴻高先生和周瑞金先生組成，三位均為獨立非執行董事，其中謝榮先生為委員會主席並擁有專業的會計資格。二零一零年三月十九日召開的二零一零年第一次臨時股東大會選舉吳曉根先生和季衛東先生擔任公司獨立非執行董事，胡鴻高先生和周瑞金先生不再擔任公司獨立非執行董事，同日召開的公司第五屆董事會第36次普通會議審議通過選舉審計和風險管理委員會委員的議案，同意胡鴻高先生和周瑞金先生不再擔任審計和風險管理委員會委員，選舉吳曉根先生和季衛東先生擔任審計和風險管理委員會委員，謝榮先生仍擔任審計和風險管理委員會主席，任期與本屆董事會一致。

審計和風險管理委員會是董事會下設的專業委員會，主要職責是檢查及監督公司的財務報告及內部控制，檢查、評估公司整體風險管理，特別是重大決策、重大事件和重要業務的風險管理及風險控制制度，並監督實施。

(1) INTERNAL CONTROL

Internal control system

The Board shall be responsible for the overall internal control system of the Company/Group and periodically reviews the effectiveness of the internal control system through the audit and risk management committee. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or unlawful conduct. The internal control system is prepared in accordance with the relevant laws, supplementary regulations and constitutional documents.

The Company reviews the effectiveness of its internal control annually, which includes control over finance, operations, compliance with laws and regulations as well as the monitoring of risk management. The results of the review have been reported to the audit and risk management committee and the Board.

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continue to monitor risks with the support of the specialised committees and senior management.

(一)內部監控

內部監控制度

董事會須對公司／集團的內部監控制度負整體責任，並通過審計和風險管理委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且提供可靠的財務資料供內部使用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審計和風險管理委員會及董事會報告。

董事會確認本公司已具有辨認、管理及報告對達到其策略性目標所面對的重大風險的系統和程序。董事會持續監察風險，並獲得各專業委員會及高層管理人員的支持。

(2) INTERNAL AUDIT

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the audit and risk management committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits.

The Group's internal audit department reports to the chief executive officer; it may also report directly to the chairman of the audit and risk management committee. All internal audit reports are delivered to the Chairman of the Board, chief executive officer, chief financial officer, the management of the audited department and related departments. The outcome of each audit, in summary, will also be discussed with the audit and risk management committee. The Board and the audit and risk management committee of the Company actively monitor the number and seriousness of the inspection result by the internal audit department, and the relevant corrective measures taken by the relevant department.

(二)內部審核

本公司的內部審計部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審計和風險管理委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

本集團內部審計部的主要報告流程是向行政總裁報告，亦可直接向審計和風險管理委員會主席報告。所有內部審核報告均送交董事會主席、行政總裁、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審計和風險管理委員會討論。本公司董事會及審計和風險管理委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

(3) RISK MANAGEMENT

The audit and risk management committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control policy and duties on developing fuels, foreign exchange and interest rate hedging and overseeing their implementation.

The internal audit department has undertaken related risk management duties and reports to the audit and risk management committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage operational risks.

The resolution of changing the audit committee of the Board to the audit and risk management committee was passed on the 4th regular meeting of the Board of the Company in 2009. As specialized committee under the Board, the audit and risk management committee is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management and corporate governance of the Company, and making relevant recommendation to the Board.

The audit and risk management committee held three meetings in 2009. In each meeting, senior management and external as well as internal auditors were invited to attend. Based on the reports of the external and internal auditors, the audit and risk management committee conducted audits on accounting principles and practices, and internal controls adopted by the Group with a view to comply with the requirements of the Listing Rules. The committee also conducted reviews of audits, internal control, risk management and financial statements. The Group's interim results for 2009 and the final results for 2009 had been discussed in the audit and risk management committee's meetings before they were submitted to the Board for approval.

(三)風險管理

公司審計和風險管理委員會負責檢查、評估公司整體風險管理，並監督實施；檢查、評估公司在開展航油、外匯、利率套期保值業務中的風險管理及風險控制制度及工作，並監督實施。

公司內部審計部門承擔了相關的風險管理職責，定期向審計和風險管理委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

公司董事會二零零九年度第4次例會通過將董事會審核委員會變更為審計和風險管理委員會的議案。審計和風險管理委員會是公司董事會下轄的專門委員會，主要職責是檢查及監督公司的財務報告及內部控制，檢查、評估公司整體風險管理及企業管治的工作，並負責向董事會提出相關的建議。

審計和風險管理委員會在二零零九年共召開三次會議，每次會議均邀請高層管理人員、外聘審計師及內部審計人員出席。審計和風險管理委員會就外聘審計師和內部審計人員的報告結果、本集團採納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報表事宜進行檢討，本集團的二零零九年半年及二零零九全年業績經審計和風險管理委員會開會討論後才建議交由董事會通過。

Attendance of members of the audit and risk management committee meetings is as follows:

各委員出席審計和風險管理委員會會議的委員出席率如下：

Directors	董事	Attendance/ Eligibility of Meetings 出席次數／應出席次數	Attendance 出席率
Xie Rong	謝榮	3/3	100%
Hu Honggao	胡鴻高	2/3	67%
Zhou Ruijin	周瑞金	2/3	67%

The audit and risk management committee has also conducted other compliance work to comply with US reporting requirements in 2009, including review of the Company's compliance with the Sarbanes-Oxley Act; and specifically to consider the work undertaken by the management, including managements' assessment to ensure the Company's compliance with the internal control regulation (Section 404) of the Sarbanes-Oxley Act.

除此之外，審計和風險管理委員會亦於二零零九年進行其他符合美國呈報規定的工作，其中包括檢討本公司就《薩班斯—奧克斯萊(Sarbanes-Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯—奧克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

The constitutional document of the audit and risk management committee is posted on the website of the Company.

審計和風險管理委員會章程載於本公司網址。

EXTERNAL AUDITORS

外聘審計師

For the Reporting Period, the annual audit fees payable to the external auditors (both international and domestic auditors) is estimated to be RMB12 million for the regular annual audit of the Group's 2009 financial statements prepared under IFRS and PRC Accounting Standards and the other relevant documents applicable for the purpose of 20-F filing. In addition, RMB11 million is payable to the external auditors in connection with the Company's major acquisition during the Reporting Period. Fee of RMB0.06 million is also payable to the external auditors for approved non-audit services (primarily tax compliance services) rendered during the Reporting Period. The auditors' remuneration are determined by the audit committee and approved by the Board.

在本報告期內，為審計有關本集團按照國際財務報告準則和中國會計準則編製之二零零九年度財務報表及美國20F表格存檔的當年費用而應付外聘審計師(包括國外審計師及國內審計師)的費用預計為人民幣12百萬元。另外，為本公司於報告期內重大收購活動而進行的其他審計服務而應付於外聘審計師的費用為人民幣11百萬元，為於報告期內進行的已獲批准的其他非審計服務(主要為相關的税務服務)而應付於外聘審計的費用為為人民幣6萬元。審計師的酬勞需經審核委員會及董事會批准。

The audit committee obtained an overall understanding of the non-audit services and its scope and was satisfied that the non-audit services (in respect of the nature of service and the total cost) had not affected the independence of the accounting firm.

審核委員會已經簡要瞭解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。

PLANNING AND DEVELOPMENT COMMITTEE

規劃發展委員會

As of 31 December 2009, the planning and development committee of the Company comprises of three members: Mr. Wu Baiwang, Mr. Luo Chaogeng and Mr. Luo Zhuping. Mr. Wu Baiwang, an independent non-executive director, is the chairman of the committee.

截至二零零九年十二月三十一日，公司規劃發展委員會由吳百旺先生、羅朝庚先生和羅祝平先生三位組成，其中獨立非執行董事吳百旺先生為委員會主席。

The planning and development committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decision of the Company and overseeing their implementation.

規劃發展委員會是董事會下設的專業委員會，負責對公司長期發展規劃和重大投資決策進行研究、審議、提出方案或建議並監督實施。

Attendance of members of planning and development committee meetings is as follows:

各委員出席規劃發展委員會會議的出席率如下：

Members	委員	Attendance/ Eligibility of Meetings 出席次數／應出席次數	Attendance 出席率
Wu Baiwang	吳百旺	4/4	100%
Luo Chaogeng	羅朝庚	4/4	100%
Luo Zhuping	羅祝平	4/4	100%

The constitutional document of the planning and development committee is posted on the website of the company.

規劃發展委員會章程載於本公司網址。

REMUNERATION AND APPRAISAL COMMITTEE

薪酬與考核委員會

As at 31 December 2009, the remuneration and appraisal committee of the Company comprises Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang. Mr. Zhou Ruijin, an independent director, is the chairman of the committee. The first extraordinary general meeting in 2010 was held on 19 March 2010, during which Mr. Wu Xiaogen and Mr. Ji Weidong were appointed as independent non-executive directors of the Company while Mr. Hu Honggao and Mr. Zhou Ruijin are no longer the independent non-executive directors of the Company. The 36th ordinary meeting of the fifth session of the board of directors of the Company was held on the same day, during which the resolution of merge of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee, the "Working Rules of the Nomination and Remuneration Committee" (《提名與薪酬委員會工作細則》) and the appointment of the composition of the nomination and remuneration committee was passed. Mr. Liu Shaoyong, Mr. Sandy, Ke-Yaw Liu and Mr. Ji Weidong were appointed to composite the Nomination and Remuneration Committee of the fifth session of the Board, and Liu Shaoyong serves as the Chairman of the Nomination and Remuneration Committee, for a term expiring upon the expiry of the current session of the Board of Directors.

截至二零零九年十二月三十一日，公司薪酬與考核委員會由周瑞金先生、羅朝庚先生和吳百旺先生三位組成，其中獨立董事周瑞金先生為委員會主席。公司於二零一零年三月十九日召開的二零一零年第一次臨時股東大會選舉吳曉根先生和季衛東先生擔任公司獨立非執行董事，胡鴻高先生和周瑞金先生不再擔任公司獨立非執行董事，同日召開的公司第五屆董事會第36次普通會議審議通過了將提名委員會和薪酬與考核委員會合併為提名與薪酬委員會並通過《提名與薪酬委員會工作細則》的議案以及審議通過選舉提名與薪酬委員會組成人員的議案，決定由劉紹勇先生、劉克涯先生和季衛東先生組成第五屆董事會提名與薪酬委員會，劉紹勇擔任提名與薪酬委員會主席，任期與本屆董事會一致。

The nomination and remuneration committee is a specialized committee under the Board. It is responsible for the discussion in regard to nominees, standards and procedures for selecting directors and senior management of the Company and making recommendation; responsible for studying and examining the remuneration policy and solutions of directors and senior management of the Company; responsible for studying the performance appraisal standards for directors and senior management of the Company, conducting appraisals and making recommendation.

提名與薪酬委員會是董事會下設的專業委員會，負責對公司董事和高級管理人員的人選、選擇標準和程序進行討論並提出建議；負責研究、審查公司董事及高級管理人員的薪酬政策與方案；負責研究公司董事及高級管理人員的考核標準，進行考核並提出建議。

The remuneration and appraisal committee has not convened any meetings during the year 2009.

薪酬與考核委員會於二零零九年內並未召開會議。

Under the guidance of the remuneration and appraisal committee, the Company has renewed the liability insurance for directors, supervisors and senior management in August 2009. During the first meeting of the remuneration and appraisal committee of the Board in 2010, the remuneration for the year 2009 of salaried directors, supervisors and senior management was considered and passed; the reports of the Company regarding the performance contract plans of 2010 for directors, supervisor and senior management were also received.

在薪酬與考核委員會的指導下，本公司於二零零九年八月完成了公司董事、監事及高級管理人員責任保險的續保事宜。於二零一零年三月五日召開的董事會薪酬與考核委員會二零一零年第1次會議審議通過了公司領薪的董事、監事和高級管理人員二零零九年度薪酬的議案；聽取了公司領薪的董事、監事和高級管理人員的二零一零年績效合約方案的匯報。

The Working Rules of the Nomination and Remuneration Committee is posted on the website of the Company.

提名與薪酬委員會工作細則載於本公司網址。

REMUNERATION POLICY OF DIRECTORS

董事之酬金政策

Directors generally do not receive remuneration from the Company except independent non-executive Directors who received a fixed remuneration. However, Directors who served as other administrative positions will receive salary with regard to those positions separately.

除獨立非執行董事領取固定酬金以外，董事一般不從本公司領取酬金。但是，在本公司擔任其他行政職務的董事就該等行政職務另行領取薪酬。

Certain Directors received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries.

部份董事在本公司及其附屬公司擔任董事或高管職務，從母公司東航集團領取其酬金。

Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors to their performance which helps to encourage their performance and their remaining in office. Pursuant to the policy, Directors are not allowed to approve their own remuneration.

通常，董事的酬金組合政策，主旨是使本公司董事之酬金及其表現與公司目標掛鈎，有助激勵董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

The remuneration of Directors of the Company mainly comprises basic salary and bonus.

本公司董事酬金之主要組成包括基本薪酬與獎金。

BASIC SALARY

基本薪酬

Directors review the basic salary of each Director every year pursuant to the remuneration policy of the Company. In 2009, pursuant to the service contracts entered into between the Company and each of the Directors, Directors are entitled to receive a fixed basic salary.

董事每年均會根據本公司之酬金政策檢討各董事之基本薪酬。二零零九年度，根據本公司與董事之間所訂立之服務合約，董事有權獲取固定基本薪酬。

BONUS

獎金

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

獎金乃根據由董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

REMUNERATION POLICY OF INDEPENDENT NON-EXECUTIVE DIRECTORS

獨立非執行董事之酬金政策

Allowances (before tax) received by the Company's independent non-executive Directors in 2009 were as follows:

Hu Honggao	RMB 120,000
Peter Lok (terminated on 13 June 2009)	HK$ 120,000
Wu Baiwang	RMB 120,000
Zhou Ruijin	RMB 120,000
Xie Rong	RMB 120,000
Sandy Ke-Yaw Liu (appointed on 13 June 2009)	HK$ 120,000

公司獨立非執行董事之二零零九年度領取如下酬金(含税)：

胡鴻高	人民幣120,000元
樂鞏南(於二零零九年六月十三日離任)	港幣120,000元
吳百旺	人民幣120,000元
周瑞金	人民幣120,000元
謝榮	人民幣120,000元
劉克涯(於二零零九年六月十三日獲委任)	港幣120,000元

Nomination Committee

The third regular meeting of the board of the Company in 2009 was held on 28 April 2009, during which the establishment of the nomination committee was considered and resolved, and passed its charter. The 36th ordinary meeting of the fifth session of the Board of the Company was held on 19 March 2010, during which the merge of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed and the "Working Rules of the Nomination and Remuneration Committee" (《提名與薪酬委員會工作細則》) was passed; agreed to that Mr. Liu Shaoyong, Mr. Sandy, Ke-Yaw Liu and Mr. Ji Weidong to composite the Nomination and Remuneration Committee, and Liu Shaoyong serves as the chairman of the Committee.

The "Working Rules of the Nomination and Remuneration Committee" is posted on the website of the Company.

Aviation Safety and Environment Committee

The first regular meeting of the Board of the Company in 2010 was held on 20 January 2010, during which the establishment of the aviation safety and environment committee was agreed and the "Working Rules of the Aviation Safety and Environment Committee" was passed. The 36th ordinary meeting of the fifth session of the Board of the Company was held on 19 March 2010, during which it was agreed that the aviation safety and environment committee of the Company comprises Mr. Ma Xulun, Mr. Sandy, Ke-Yaw Liu and Mr. Wu Xiaogen, and Ma Xulun serves as the Chairman of the Committee.

The aviation safety and environment committee is a specialized committee under the Board. It is responsible for the consistency of the implementation of the relevant laws or regulatory of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation in regard to the aviation safety duty plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation about the major issues of environmental protection on the carbon emission of domestic, international and aviation and overseeing their implementation.

The Working Rules of the Aviation Safety and Environment Committee was posted on the website of the Company.

INVESTOR RELATIONSHIP

The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The ultimate responsibility of the Chairman of the Board is to ensure effective communication with investors and to ensure that the Board is aware of the views of major shareholders. Accordingly, the Chairman is required to meet the shareholders in this regard and the routine communication of the Board with the major shareholders is conducted through the company secretary.

The Company has drawn up and implemented an Information Disclosure and Management System and has further improved the information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to public; the Company has also established an information disclosure office for which the company secretary is responsible. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the rules and systems for information disclosure and related internal control and procedures. It is responsible for monitoring the correct implementation of the various control measures.

提名委員會

於二零零九年四月二十八日召開的公司董事會二零零九年度第三次例會審議通過了成立提名委員會的議案並通過其章程。於二零一零年三月十九日召開的公司第五屆董事會第36次普通會議審議通過了將提名委員會和薪酬與考核委員會合併為提名與薪酬委員會的議案並通過《提名與薪酬委員會工作細則》；同意公司提名與薪酬委員會由劉紹勇先生、劉克涯先生和季衛東先生三位組成，其中董事長劉紹勇先生為委員會主席。

提名與薪酬委員會的工作細則載於本公司網址。

航空安全與環境委員會

於二零一零年一月二十日召開的公司董事會二零一零年度第1次例會同意成立航空安全與環境委員會並通過《航空安全與環境委員會工作細則》。於二零一零年三月十九日召開的公司第五屆董事會第36次普通會議同意公司航空安全與環境委員會由馬須倫先生、劉克涯先生和吳曉根先生三位組成，其中馬須倫先生為委員會主席。

航空安全與環境委員會是董事會下設的專門委員會，主要負責貫徹和落實國家航空安全及環境保護相關法律法規，對公司航空安全管理進行檢查和監督，對公司航空安全工作規劃及有關安全工作的重大問題進行研究、審議、提出建議並監督實施，對國內、國際與航空碳排放相關的環境保護重大問題進行研究、審議、提出建議並監督實施。

航空安全與環境委員會工作細則載於本公司網址。

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事會主席的最終責任，是確保與投資者有有效的溝通，並確保董事會明白主要股東的意見。因此，主席須為此與股東會面。董事會與主要股東的日常接觸，主要是透過公司秘書進行。

本公司制定並實施了《信息披露事務管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性；同時建立了由公司秘書主持的信息披露辦公室。信息披露辦公室主要負責信息披露基礎資料的收集、匯總、整理工作，組織制定信息披露及相關的內部控制及程序等規章、制度，負責監督各項控制制度的正確執行等工作。

The Company has also implemented an Investor Relationship Management System and Investor Relationship Management Detailed Implementation Regulation, which specifies the basic principles and the institutional structure of the investor relationship management, as well as the duties and responsibilities of investor relationship work, so as to further foster corporate integrity and discipline, and to realize standardized operation, with the ultimate aim of maximizing the corporate value and shareholders' interests, and ensuring that benefits of investors are protected.

本公司還制定並實施了《投資者關係管理制度》及《投資者關係管理工作實施細則》，明確了投資者關係管理的基本原則和機構設置、投資者關係的工作內容和工作職責，更好地促進公司誠信自律、規範運作，最終實現公司價值最大化和股東利益最大化，切實保護投資者利益。

The Company has released information in relation to its quarterly results. In the latest annual general meeting held on 13 June 2009 in Shanghai, the meeting was open to all the shareholders and the media. A total of 50 shareholders attended in person or by proxy.

本公司亦就其季度業績表現發放訊息。最近期的股東周年大會於二零零九年六月十三日在上海舉行。該會議公開讓所有股東及傳媒參與，會上共有50位股東親身或委任代表出席。

In the annual general meeting, each matter was proposed as an individual resolution and voted by poll.

於股東周年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

Investors and the public may access our website and download related documents briefings. The website also sets out details of each of the Group's operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company.

投資者及公眾登入公司網址，從網上數據庫下載相關的文稿資料，網址內亦載有關於本集團各項業務的詳細資料。本公司發布的公告通告或其他文件亦可在本公司網址下載。

In 2009, the company secretary and manager of the capital investment market department held 2 specialized meetings with securities analysts, 1 press conference with financial media and organized 10 one-to-one roadshows.

本公司公司秘書及資本市場部門經理於二零零九年分別與證券分析員舉行了兩次專門會議、與財經媒體舉行了一次媒體見面會、還組織了十次的一對一路演。

Based on publicly available information and to the best knowledge of the Directors of the Company, at least 25% of the total issued share capital of the Company is held by the public. As at 31 December 2009, there were a total of 143,058 shareholders on the Company's register of members.

據本公司公開所得的資料及就公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。於二零零九年十二月三十一日，本公司股東名冊上共有143,058名股東。

For any enquiries of the Board, shareholders may use the contact number 8621-62686268, e-mail at ir@ceair.com to contact the company secretary, or they may put forward their questions in the annual general meeting or extraordinary general meetings. In respect of the procedures for shareholders to convene annual general meeting or extraordinary general meetings, they may make enquiries of the company secretary through the aforesaid channels.

如欲向董事會作出任何查詢，股東可透過聯繫電話8621–62686268、電郵ir@ceair.com聯絡公司秘書，或直接於年會或特別大會上直接提問。關於股東召開年會或特別大會及提呈決議案的程序，可透過上述途徑向公司秘書查詢。

On behalf of the Board

董事會代表

Liu Shaoyong
Chairman

Shanghai, the PRC
19 April 2010

劉紹勇
董事長

中國上海
二零一零年四月十九日

Dear Shareholders,

In 2009, the members of the Supervisory Committee, basing themselves on the powers bestowed upon them by the Company Law and the Articles of Association of the Company and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

I. Meetings Convened by the Supervisory Committee:

1. On 9 February 2009, the Supervisory Committee held a meeting and resolved to pass the "Rules of Meeting of the Supervisory Committee" to the shareholder CEA Group to be put forward to the second Extraordinary General Meeting of the Company in 2009 for consideration.

2. On 15 April 2009, the Supervisory Committee held a meeting, during which it adopted the Report of the Supervisory Committee for the year 2008, and resolved that it would be put forward to the 2008 Annual General Meeting of the Company for consideration; the Committee considered the financial report of the Company for the year 2008 truly reflected the financial position and operating results of the Company which was objective and fair, and resolved that it would be put forward to the 2008 Annual General Meeting of the Company for consideration; and it agreed with the profit distribution proposal in 2008 passed by the Board of Directors; the Committee reviewed the full text and summary of the annual report for 2008 prepared by the Company and expressed a written audit opinion.

3. On 28 April 2009, the Supervisory Committee held a meeting, during which it reviewed the full text and summary of the Company's report for the first quarter of 2009 and expressed a written audit opinion.

4. On 10 August 2009, the Supervisory Committee held a meeting, during which it reviewed the full text and summary of the Company's interim report for 2009 and expressed a written audit opinion.

5. On 27 October 2009, the Supervisory Committee held a meeting, during which It reviewed the full text and summary of the Company's report for the third quarter of 2009 and expressed a written audit opinion.

II. Independent Opinion of the Supervisory Committee:

1. Legality of the Operation of the Company

In 2009, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Listing Rules, the Articles of Association of the Company and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The directors and the senior management of the Company were able to protect the general interests of the shareholders and the Company and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

各位股東：

二零零九年度，本監事會依照《公司法》和《公司章程》賦予的權利，本著對全體股東負責的態度，積極開展各項工作，忠實履行監督職責，維護公司及全體股東的合法權益。

一、 監事會召開會議情況：

1、 監事會於二零零九年二月九日召開會議，決定將《監事會議事規則》委託股東中國東方航空集團公司提交公司二零零九年第二次臨時股東大會審議；

2、 監事會於二零零九年四月十五日召開會議，審議通過《監事會二零零八年度工作報告》，並決定將其提交公司二零零八年度股東大會審議；監事會認為公司二零零八年度財務報告如實地反映了公司的財務狀況和經營成果，是客觀公允的，同意將二零零八年度財務報告提交公司二零零八年度股東大會審議；同意董事會審議通過的二零零八年度分配利潤預案。監事會對公司編製的二零零八年年度報告正文及摘要進行了審核，並發表了書面審核意見；

3、 監事會於二零零九年四月二十八日召開會議，審核了公司二零零九年第1季度報告正文及摘要，並發表了書面審核意見；

4、 監事會於二零零九年八月十日召開會議，審核了公司二零零九年半年度報告正文及摘要，並發表了書面審核意見；

5、 監事會於二零零九年十月二十七日召開會議，審核了公司二零零九年第三季度報告的正文及摘要，並發表了書面審核意見。

二、 監事會獨立意見：

1、 公司依法運作情況

二零零九年度，監事會對公司股東大會、董事會的召開程序、決議事項、對董事會執行股東大會決議的情況、對管理層執行董事會決議的情況進行了監督，認為公司嚴格按照《公司法》、《證券法》、《上市規則》、《公司章程》及其他規章制度進行經營決策，依法規範運作，不斷完善內部控制制度，公司治理水平有進一步提升。公司董事及高級管理人員均能從維護股東及公司整體利益的角度出發，勤勉盡責，監事會沒有發現其違反法律、法規、公司章程或損害公司利益的情況。

2. Financial Position of the Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers audited the financial statements of the Company for the year 2009 prepared in accordance with the PRC Accounting Standards and IFRS respectively and issued standardized audit reports with unqualified opinions. The Supervisory Committee reviewed the financial statements for the year 2009 and resolved that it objectively, truly and fairly reflected the financial position, operating results and the cash flow of the Group. The Supervisory Committee has carefully reviewed financial information such as the profit distribution proposal to be submitted to the 2009 Annual General Meeting for consideration, and found no problems with these submissions.

3. Proceeds and Purchases or Sale of Assets of the Company

The Supervisory Committee confirmed the proceeds from non-public issue of the year have been used in pursuant to the non-public issue plan; conducted examination on the resolution of absorption of Shanghai Airlines Co. Ltd and did not discover any acts of insider trade, prejudicial to the interests of the shareholders or result in turnover of the assets and prejudicial to the interests of the Company.

4. Connected Transactions of the Company

The Supervisory Committee conducted examinations to all the connected transactions of the Company in the current year, and believed that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in the current year had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and shareholders as a whole. The connected transactions were dealt with under stringent principles of fairness, impartiality and transparency. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board of Directors in making decisions, signing of agreements and information disclosure.

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise the powers bestowed upon it by the Articles of Association of the Company and perform corresponding obligations, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. It will continue to explore monitoring and control mechanisms which are of benefit in protecting investors and promoting the Company's development.

The Supervisory Committee is extremely grateful for the continuous support for its work offered by all the shareholders, Board of Directors, staff and workers.

On behalf of the Supervisory Committee

Liu Jiangbo
Chairman of the Supervisory Committee

Shanghai, the PRC
19 April 2010

2、 公司財務情況

普華永道中天會計師事務所和羅兵咸永道會計師事務所分別就本公司二零零九年度按中國會計準則和國際財務報告準則編製的財務報告進行了審計，並出具了標準無保留意見的審計報告。監事會經審閱，認為二零零九年度財務報告客觀、真實、公允地反映了本公司的財務狀況、經營成果及現金流情況。監事會還全面審核了擬提交二零零九年度股東大會審議的利潤分配預案等財務資料，未發現有任何問題。

3、 公司募集資金及收購、出售資產情況

監事會確認公司本年度非公開發行股票募集資金已按照非公開發行方案中的用途使用；對公司本年度吸收合併上海航空股份有限公司的議案進行了審查，並未發現有內幕交易、損害股東的權益或造成公司資產流失、利益受損的情況。

4、 公司關聯交易情況

監事會對本年度公司的所有關聯交易事項進行了審查，認為本年度內公司所有涉及關聯交易的合同、協議、以及其他相關文件，符合法律程序，交易條款對公司及全體股東而言是公平合理的，關聯交易嚴格按照「公平、公正、公開」的原則進行處理，並無發現內幕交易或存在董事會違反誠信原則決策、簽署協議和信息披露等情形。

新的一年，本監事會將一如既往，認真行使《公司章程》賦予的各項權利，履行相應的義務，進一步加強財務監督，規範經營行為，繼續探索有利於保護投資者和促進公司發展的監督機制。

本監事會的工作一直得到廣大股東、董事會和全體員工的支持，謹此表示衷心感謝。

承監事會命

劉江波
監事會主席

中國上海
二零一零年四月十九日

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED
(incorporated in the People's Republic of China with limited liability)

We have audited the financial statements of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 66 to 164, which comprise the consolidated and Company balance sheets as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

致中國東方航空股份有限公司全體股東：
(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第66至164頁中國東方航空股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下合稱「貴集團」)的財務報表，此財務報表包括於二零零九年十二月三十一日的合併及公司之資產負債表與截至該日止年度的本集團合併綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋。

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility include: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等合併財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

核數師的責任

我們的責任是根據我們的審核對該等合併財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的有效性發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供了基礎。

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2009, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零零九年十二月三十一日的財務狀況及貴集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

其他事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 19 April 2010

羅兵咸永道會計師事務所
執業會計師
香港，二零一零年四月十九日

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
合併綜合收益表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2009 截至二零零九年十二月三十一日止年度

		Note 註釋	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Revenues	**收入**	5	**38,989,659**	41,072,557
Other operating income	**其他營業收入**	6	**1,288,017**	405,163
Other gains	**其他收益**	6	**–**	267,084
Operating expenses	**營業支出**			
Aircraft fuel	飛機燃料		**(12,254,980)**	(18,488,242)
Gain/(loss) on fair value movements of financial derivatives	衍生工具公允價值變動收益／(損失)	8	**3,774,688**	(6,400,992)
Take-off and landing charges	飛機起降費		**(5,460,351)**	(5,279,590)
Depreciation and amortisation	折舊和攤銷費用		**(5,202,835)**	(4,781,562)
Wages, salaries and benefits	工資、薪金及福利	9	**(5,148,877)**	(4,545,312)
Aircraft maintenance	飛機維修費		**(3,018,724)**	(3,272,981)
Impairment losses	資產減值損失	10	**(109,417)**	(2,976,678)
Food and beverages	航空餐食供應		**(1,201,023)**	(1,321,268)
Aircraft operating lease rentals	飛機經營性租賃租金		**(2,517,567)**	(2,734,802)
Other operating lease rentals	其他經營性租賃租金		**(407,386)**	(369,236)
Selling and marketing expenses	銷售及市場費用		**(1,977,760)**	(1,562,945)
Civil aviation infrastructure levies	民航基礎設施建設基金		**(890,348)**	(769,849)
Ground services and other charges	地面服務及其他費用		**(289,993)**	(268,873)
Office, administrative and other expenses	辦公、管理及其他費用		**(3,751,763)**	(4,055,679)
Total operating expenses	營業支出總額		**(38,456,336)**	(56,828,009)
Operating profit/(loss)	**經營溢利／(虧損)**	11	**1,821,340**	(15,083,205)
Share of results of associates	攤佔聯營公司業績	23	**(46,602)**	69,668
Share of results of jointly controlled entities	攤佔共同控制實體業績	24	**23,803**	24,050
Finance income	財務收入	12	**205,304**	2,061,625
Finance costs	財務支出	13	**(1,754,640)**	(2,328,147)
Profit/(loss) before income tax	**稅前溢利／(虧損)**		**249,205**	(15,256,009)
Income tax	稅項	14	**(52,547)**	(73,916)
Profit/(loss) for the year	**年度溢利／(虧損)**		**196,658**	(15,329,925)
Other comprehensive income/(loss) for the year	**年度其他綜合溢利／(虧損)：**			
Cash flow hedges, net of tax	現金流量套期，扣除稅項	38	**57,914**	(170,360)
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持可供出售財務資產之公允價值變動	23	**(585)**	(19,080)
Total comprehensive income/(loss) for the year	**年度綜合溢利／(虧損)總額**		**253,987**	(15,519,365)
Profit/(loss) attributable to:	**年度溢利／(虧損)歸屬於：**			
Equity holders of the Company	本公司權益持有人		**168,766**	(15,268,532)
Minority interests	少數股東		**27,892**	(61,393)
			196,658	(15,329,925)
Total comprehensive income/(loss) attributable to:	**年度綜合溢利／(虧損)總額歸屬於：**			
Equity holders of the Company	本公司權益持有人		**226,095**	(15,457,972)
Minority interests	少數股東		**27,892**	(61,393)
			253,987	(15,519,365)
Earnings/(loss) per share attributable to equity holders of the Company during the year	**年度本公司權益持有人應佔每股溢利／(虧損)**			
Basic and diluted (RMB)	基本和攤薄(人民幣)	17	**0.026**	(3.14)

The notes on page 72 to 164 are an integral part of these financial statements. 註釋72頁至164頁為財務報表的整體部份。

CONSOLIDATED BALANCE SHEET
合併資產負債表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
As at 31 December 2009 於二零零九年十二月三十一日

		Note 註釋	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**69,622**	164,851
Property, plant and equipment	物業、機器及設備	19	**56,703,560**	52,678,473
Lease prepayments	預付租賃款	20	**970,835**	996,521
Advanced payments on acquisition of aircraft	飛機預付款	21	**5,081,174**	6,413,554
Investments in associates	投資於聯營公司	23	**723,022**	980,319
Investments in jointly controlled entities	投資於共同控制實體	24	**372,793**	362,332
Available-for-sale financial assets	可供出售金融資產		**57,269**	31,268
Other long-term assets	其他長期資產	25	**926,312**	941,556
Deferred tax assets	遞延税項資產	35	**83,748**	81,947
Derivative assets	衍生資產	38	**–**	988
			64,988,335	62,651,809
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**932,260**	871,364
Trade receivables	應收賬款	26	**1,370,871**	1,165,308
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**2,370,495**	4,315,722
Cash and cash equivalents	現金及現金等價物	28	**1,735,248**	3,451,010
Derivative assets	衍生資產	38	**3,490**	123,010
Non-current assets held for sale	持有待售非流動資產	42	**450,693**	473,667
			6,863,057	10,400,081
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**1,420,183**	1,013,878
Trade payables and notes payable	應付賬款及應付票據	29	**6,480,459**	5,459,094
Other payables and accrued expenses	其他應付款及預提費用	30	**11,517,204**	12,246,065
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**2,125,430**	1,916,989
Current portion of borrowings	借款的流動部分	32	**12,330,075**	26,513,320
Income tax payable	應付税項		**21,126**	39,002
Current portion of provision for return condition checks for aircraft and engines under operating leases	經營租賃飛機及發動機退租檢修準備的流動部分	33	**609,884**	213,830
Derivative liabilities	衍生負債	38	**1,006,286**	6,456,075
			35,510,647	53,858,253
Net current liabilities	**淨流動負債**		**(28,647,590)**	(43,458,172)
Total assets less current liabilities	**總資產減流動負債**		**36,340,745**	19,193,637
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**17,244,805**	18,891,910
Borrowings	借款	32	**13,004,874**	8,588,052
Provision for return condition checks for aircraft and engines under operating leases	經營租賃飛機及發動機退租檢修準備	33	**1,237,871**	1,320,188
Other long-term liabilities	其他長期負債	34	**1,203,423**	1,320,759
Deferred tax liabilities	遞延税項負債	35	**51,539**	57,589
Post-retirement benefit obligations	退休後福利準備	36(b)	**1,798,707**	1,469,124
Derivative liabilities	衍生負債	38	**123,345**	185,524
			34,664,564	31,833,146

CONSOLIDATED BALANCE SHEET
合併資產負債表

(Prepared in accordance with International Financial Reporting Standards) *（按國際財務報告準則編製）*

As at 31 December 2009 於二零零九年十二月三十一日

		Note 註釋	2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Net assets/(liabilities)	**淨資產／(負債)**		**1,676,181**	(12,639,509)
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	40	**9,581,700**	4,866,950
Reserves	儲備	41	**(8,347,147)**	(17,964,351)
			1,234,553	(13,097,401)
Minority interests	少數股東權益		**441,628**	457,892
Total equity	**總權益**		**1,676,181**	(12,639,509)

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

The notes on pages 72 to 164 are an integral part of these financial statements. 註釋72頁至164頁為財務報表的整體部份。

COMPANY'S BALANCE SHEET
公司資產負債表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）

As at 31 December 2009 於二零零九年十二月三十一日

		Note 註釋	2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**66,990**	164,579
Property, plant and equipment	物業、機器及設備	19	**47,948,792**	44,512,840
Lease prepayments	預付租賃款	20	**409,631**	420,272
Advanced payments on acquisition of aircraft	飛機預付款	21	**5,081,174**	6,413,554
Investments in subsidiaries	投資於附屬公司	22	**2,523,715**	2,523,715
Investments in associates	投資於聯營公司	23	**522,058**	762,058
Investments in jointly controlled entities	投資於共同控制實體	24	**301,802**	301,802
Available-for-sale financial assets	可供出售金融資產		**45,520**	15,520
Other long-term assets	其他長期資產	25	**784,490**	765,351
Derivative assets	衍生資產	38	**–**	988
			57,684,172	55,880,679
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**752,047**	707,587
Trade receivables	應收賬款	26	**1,617,660**	1,534,044
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**3,314,001**	4,479,098
Cash and cash equivalents	現金及現金等價物	28	**1,118,230**	2,361,941
Derivative assets	衍生資產	38	**3,490**	123,010
Non-current assets held for sale	持有待售非流動資產	42	**450,693**	473,667
			7,256,121	9,679,347
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**1,420,183**	1,013,878
Trade payables and notes payable	應付賬款及應付票據	29	**6,293,548**	5,220,003
Other payables and accrued expenses	其他應付款及預提費用	30	**9,875,704**	10,747,518
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**1,915,815**	1,715,062
Current portion of borrowings	借款的流動部分	32	**10,219,929**	24,063,433
Current portion of provision for return condition checks for aircraft and engines under operating leases	經營租賃飛機及發動機退租檢修準備的流動部分	33	**183,099**	139,710
Derivative liabilities	衍生負債	38	**1,006,286**	6,456,075
			30,914,564	49,355,679
Net current liabilities	**淨流動負債**		**(23,658,443)**	(39,676,332)
Total assets less current liabilities	**總資產減流動負債**		**34,025,729**	16,204,347
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**15,387,409**	16,814,109
Borrowings	借款	32	**10,901,784**	7,045,080
Provision for return condition checks for aircraft and engines under operating leases	經營租賃飛機及發動機退租檢修準備	33	**1,099,303**	1,028,980
Other long-term liabilities	其他長期負債	34	**1,121,408**	1,235,953
Post-retirement benefit obligations	退休後福利準備	36(b)	**1,596,549**	1,286,878
Derivative liabilities	衍生負債	38	**123,345**	185,524
			30,229,798	27,596,524
Net assets/(liabilities)	**淨資產／(負債)**		**3,795,931**	(11,392,177)
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	40	**9,581,700**	4,866,950
Reserves	儲備	41	**(5,785,769)**	(16,259,127)
Total equity	**總權益**		**3,795,931**	(11,392,177)

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

The notes on pages 72 to 164 are an integral part of these financial statements.

註釋72頁至164頁為財務報表的整體部份。

CONSOLIDATED CASH FLOW STATEMENT
合併現金流量表

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*

For the year ended 31 December 2009 截至二零零九年十二月三十一日止年度

		Note 註釋	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Cash flows from operating activities	**營運活動的現金流量**			
Cash generated from operations	營運產生的現金	43(a)	**3,507,690**	2,942,466
Income tax paid	已付所得税		**(78,274)**	(86,931)
Net cash inflow from operating activities	**營運活動產生的淨現金流入**		**3,429,416**	2,855,535
Cash flows from investing activities	**投資活動的現金流量**			
Additions of property, plant and equipment	購入物業、機器及設備		**(5,685,345)**	(1,289,350)
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款		**32,888**	1,856,358
Acquisition of land use rights	購入土地使用權		**–**	(53,117)
Advanced payments on acquisition of aircraft	支付飛機預付款		**(1,927,252)**	(3,603,824)
Refunds of advanced payments upon deliveries of aircraft	飛機交付時收回的飛機預付款		**–**	2,422,252
Repayment of other payables (instalment payment for acquisition of an airline business)	償還其他應付款(購入一航空業務的分期付款)		**(30,000)**	(30,000)
Interest received	已收利息		**109,925**	90,635
Dividends received	已收股息		**53,725**	29,679
Capital injections in associates	向聯營公司注資		**–**	(384,186)
Proceeds from disposal of interests in an associate	出售聯營公司權益所得現金	23	**210,000**	3,698
Proceeds on disposal of available-for-sale financial assets	出售可供出售金融資產所得現金		**–**	32,972
Net cash outflow from investing activities	**投資活動產生的淨現金流出**		**(7,236,059)**	(924,883)
Cash flows from financing activities	**融資活動的現金流量**			
Proceeds from draw down of short-term bank loans	借入短期借款		**28,536,703**	25,403,301
Proceeds from sales and leaseback of aircraft	售後租回飛機收到的現金		**590,253**	—
Repayments of short-term bank loans	償還短期銀行借款		**(39,535,319)**	(19,986,723)
Proceeds from draw down of long-term bank loans	借入長期銀行借款		**10,823,185**	4,748,071
Repayments of long-term bank loans	償還長期銀行借款		**(9,522,385)**	(3,922,593)
Principal repayments of finance lease obligations	償還融資租賃負債的本金		**(2,005,264)**	(2,593,656)
Refunds/(payments) of restricted bank deposits	收到／(支付)的限制性存款		**1,347,525**	(1,365,116)
Interest paid	已付利息		**(2,161,085)**	(2,741,980)
Refunds of deposits pledged for finance leases upon maturities	收回到期融資租賃飛機押金		**–**	419,604
Proceeds from issuance of new shares	發行新股所收到的現金		**14,056,167**	—
Dividends paid to minority equity holders of subsidiaries	向附屬公司的少數股東支付股利		**(44,156)**	(52,700)
Net cash inflow/(outflow) from financing activities	**融資活動產生淨現金流入／(流出)**		**2,085,624**	(91,792)
Net (decrease)/increase in cash and cash equivalents	**現金及現金等價物淨(減少)／增加**		**(1,721,019)**	1,838,860
Cash and cash equivalents at 1 January	一月一日的現金及現金等價物		**3,451,010**	1,655,244
Exchange adjustments	匯率調整		**5,257**	(43,094)
Cash and cash equivalents at 31 December	**十二月三十一日的現金及現金等價物**		**1,735,248**	3,451,010

The notes on pages 72 to 164 are an integral part of these financial statements.

註釋72頁至164頁為財務報表的整體部份。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
合併權益變動表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2009 截至二零零九年十二月三十一日止年度

		Attributable to equity holders of the Company 本公司權益持有人應佔權益					
		Share capital 股本 *RMB'000 人民幣千元*	**Other reserves 儲備** *RMB'000 人民幣千元*	**Accumulated losses 累積虧損** *RMB'000 人民幣千元*	**Subtotal 小計** *RMB'000 人民幣千元*	**Minority interests 少數股東權益** *RMB'000 人民幣千元*	**Total equity 總權益** *RMB'000 人民幣千元*
Balance at 1 January 2008	二零零八年一月一日結餘	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Loss for the year	年度虧損	–	–	(15,268,532)	(15,268,532)	(61,393)	(15,329,925)
Other comprehensive loss	其他綜合損失	–	(189,440)	–	(189,440)	–	(189,440)
Total comprehensive loss for the year	年度綜合溢利總額	–	(189,440)	(15,268,532)	(15,457,972)	(61,393)	(15,519,365)
Dividends paid to minority equity holders of subsidiaries	支付附屬公司少數股東股利	–	–	–	–	(52,700)	(52,700)
Balance at 31 December 2008	二零零八年十二月三十一日結餘	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
Balance at 1 January 2009	**二零零九年一月一日結餘**	**4,866,950**	**117,911**	**(18,082,262)**	**(13,097,401)**	**457,892**	**(12,639,509)**
Profit for the year	**年度溢利**	–	–	**168,766**	**168,766**	**27,892**	**196,658**
Other comprehensive income	**其他綜合收益**	–	**57,329**	–	**57,329**	–	**57,329**
Total comprehensive income for the year	**年度綜合溢利總額**	–	**57,329**	**168,766**	**226,095**	**27,892**	**253,987**
Other equity movement of an associate	**攤佔聯營公司其他所有者權益變動**	–	**49,692**	–	**49,692**	–	**49,692**
Issuance of new shares	**發行新股**	**4,714,750**	**9,341,417**	–	**14,056,167**	–	**14,056,167**
Dividends paid to minority equity holders of subsidiaries	**支付附屬公司少數股東股利**	–	–	–	–	**(44,156)**	**(44,156)**
Balance at 31 December 2009	**二零零九年十二月三十一日結餘**	**9,581,700**	**9,566,349**	**(17,913,496)**	**1,234,553**	**441,628**	**1,676,181**

The notes on pages 72 to 164 are an integral part of these financial statements.

註釋72頁至164頁為財務報表的整體部份。

1. CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

During the year ended 31 December 2009, the Company issued total 2,787,375,000 A shares to CEA Holding (1,927,375,000 shares) and other investors (860,000,000 shares), and 1,927,375,000 H shares to CES Global Holding (Hong Kong) Limited ("CES Global"), a wholly owned subsidiary of CEA Holding incorporated in Hong Kong (details referred to Note 40).

These financial statements have been approved for issue by the Company's Board of Directors (the "Board") on 19 April 2010.

1. 公司資料

中國東方航空股份有限公司(「本公司」)是於一九九五年四月十四日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司註冊地址為中國上海浦東國際機場機場大道66號。本公司及其附屬公司(「本集團」)主要經營民航業務，包括客運、貨運、郵運及其他延伸的航空業務。

本公司大部份權益現由一家成立於中國名為中國東方航空集團公司(「中國東航集團」)的國有企業擁有。

本公司的股份在香港聯合交易所有限公司、紐約證券交易所及上海證券交易所上市。

於二零零九年度，本公司發行共2,787,375,000股A股股份，其中向中國東航集團發行1,927,375,000股股份，向其他投資者發行860,000,000股股份，併向中國東航集團於香港設立的全資子公司—東航國際控股(香港)有限公司(「東航國際」)發行1,927,375,000股H股股份(詳見註釋40)。

本財務報表已由本公司董事會於二零一零年四月十九日批准刊發。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

In preparing the financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group's current working capital deficit.

As at 31 December 2009, the Group's accumulated losses were approximately RMB17.91 billion and its current liabilities exceeded its current assets by approximately RMB28.65 billion.

2. 重要會計政策摘要

編製本財務報表採用的主要會計政策載於下文。除另有說明外，此等政策在所呈報的所有年度內貫徹應用。

(a) 編製基準

本集團的財務報表是根據國際財務報告準則及香港《公司條例》的披露規定編製。財務報表已按照歷史成本法編製，並就可供出售金融資產、按公允值透過損益記賬的金融資產和金融負債(包括衍生工具)的重估而作出修訂。

編製符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對財務報表屬重大假設和估算的範疇，在財務報表註釋4中披露。

於編製本年度財務報表時，本公司董事會結合目前的財務狀況，對本集團的持續經營能力進行了充分詳盡的評估。

截至二零零九年十二月三十一日，本集團的累計虧損約為人民幣179.1億元，流動負債超過流動資產約人民幣286.5億元。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

Against this background, the Board has taken active steps to seek additional sources of finance and improve the Group's liquidity position. As at 31 December 2009, the Group had total credit facilities of RMB50.9 billion from certain banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group's history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(i) *New and amended standards adopted by the Group*

The Group has adopted the following new and amended IFRSs as at 1 January 2009:

- IFRS 7 'Financial Instruments — Disclosures' (amendment) — effective 1 January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

- IAS 1 (revised). 'Presentation of financial statements' — effective 1 January 2009. The revised standard prohibits the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also conforms with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

本公司董事會已積極採取措施應對上述情況。截至二零零九年十二月三十一日,本集團已簽約但尚未使用的銀行授信額度約為人民幣509億元。本公司董事會相信該等授信額度的授信期間在需要時可以延長至以後年度。

鑒於上述取得的銀行授信額度、本集團獲取融資的記錄以及與各大銀行及金融機構建立的良好合作關係,本公司董事會認為本集團可以繼續獲取足夠的融資來源,以保證經營、償還到期債務以及資本性支出所需的資金。基於以上所述,本公司董事會確信本集團將會持續經營,並以持續經營為基礎編製本年度財務報表。本年度財務報表不包括任何在本集團及本公司在未能滿足持續經營條件下所需計入的調整。

(i) *本集團已採納的新訂及已修改的準則*

本集團於二零零九年一月一日採納下列新訂和已修改的國際財務報告準則:

- 國際財務報告準則第7號「金融工具－披露」(經修改)－自二零零九年一月一日起生效。此項修改要求提高有關公允價值計量和流動性風險的披露。此修改特別要求按公允價值的計量架構披露公允價值計量。由於會計政策的改變只導致額外披露,故此對每股收益並無影響。

- 國際會計準則第1號(經修訂)「財務報表的列報」－自二零零九年一月一日起生效。此項修訂準則禁止在權益變動表中列報收益及費用項目(即「非權益持有者的權益變動」),並規定「非權益持有者的權益變動」在合併利潤表中必須與權益持有者的權益變動分開列報。因此,本集團在合併權益變動表中列報全部所有者的權益變動,而非權益持有者的權益變動則在合併利潤表中列報。比較數字已重新列報,以符合修訂準則。由於會計政策的改變只影響列報方面,故此對每股收益並無影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(i) New and amended standards adopted by the Group (continued)

- IFRS 8, 'Operating segments' (effective 1 January 2009). IFRS 8 replaces IAS 14, 'Segment reporting', and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker ("CODM").

  With effective from 1 January 2009, the Group has redefined its operating segments so that to present the segment information in the same manner as management's internal reporting. The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo and other extended transportation services and are managed as a single business unit. From a service perspective and pursuant to the above re-segmentation, the Group has only one reportable operating segment, reported as "airline operations". Comparative amounts of the year 2008 have been restated to reflect the re-segmentation.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(i) 本集團已採納的新訂及已修改的準則(續)

- 國際財務報告準則第8號「經營分部」(由二零零九年一月一日起生效)。國際財務報告準則第8號取代了國際會計準則第14號「分部報告」，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理層方法」，即分部資料須按照與內部報告所採用的相同基準列報。此外，分部的列報方式與向首席經營決策者提供的內部報告更為一致。

  自二零零九年一月一日起，本集團重新定義了業務分部，以與本集團管理層內部報告採用相同基準列報。本集團主要經營民航業務，包括客運、貨運及其他延伸服務，並作為一個業務分部管理。根據服務性質並結合上述業務分部的重新認定，本集團僅有一個業務分部，即「航空業務分部」。二零零八年度比較數據已根據上述新認定的業務分部重列。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2010 or later periods, but the Group has not early adopted them:

- IFRIC 17 'Distribution of non-cash assets to owners' (effective from 1 July 2009). The interpretation is part of the IASB's annual improvements project published in April/May 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group and Company will apply IFRIC 17 from 1 January 2010. It is not expected to have a material impact on the Group's or Company's financial statements.

- IAS 27 (revised), 'Consolidated and separate financial statements', (effective from 1 July 2009). The revised standard requires the effects of all transactions with minority interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply IAS (revised) prospectively to transactions with minority interest from 1 January 2010.

2. 重要會計政策摘要（續）

(a) 編製基準（續）

(ii) 仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋

以下為已公佈的準則、修改及對現有準則的詮釋，而本集團必須在二零一零年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際財務報告解釋委員會解釋公告第17號「向所有者分配非現金資產」（由二零零九年七月一日起生效）。此項解釋為國際會計準則理事會在二零零九年四月公佈的年度改進項目的一部分。此項解釋就主體向股東分配非現金資產作為儲備分派或股利的安排的會計處理提供指引。國際財務報告準則第5號亦已被修改，規定資產只能夠在其現有狀況下及可能分配時才可分類為持作分配。本集團和本公司將由二零一零年一月一日起應用國際財務報告解釋委員會解釋公告第17號，預期不會對本集團或本公司的財務報表造成重大影響。

- 國際會計準則第27號（經修訂）「合併財務報表和單獨財務報表」（由二零零九年七月一日起生效）。此項修訂準則規定，如控制權沒有改變，則與少數股東權益進行的所有交易的影響必須在權益中列報，而此等交易將不再導致商譽或利得和損失。此項準則亦列明失去控制權時的會計處理方法。在主體內的任何剩餘權益按公允價值重新計量，並在利潤表中確認利得或損失。本集團將會由二零一零年一月一日起對與少數股東權益進行的交易應用國際會計準則第27號（經修訂）。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) *Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)*

- IFRS 3 (revised), 'Business combinations' (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (revised) prospectively to all business combinations from 1 January 2010.

- IAS 38 (amendment), 'Intangible Assets' (effective from 1 July 2009). The amendment is part of the IASB's annual improvements project published in April/May 2009 and the Group and Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the Group's or Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) *仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)*

- 國際財務報告準則第3號(經修訂)「業務合併」(由二零零九年七月一日起生效)。此項修訂準則繼續對業務合併應用購買法，但有些重大更改。例如，購買業務的所有款項必須按購買日期的公允價值記錄，而分類為債務的或有付款其後須在利潤表重新計量。就被購買方的非控制性權益，可選擇按公允價值或非控制性權益應佔被購買方淨資產的比例計量。所有與購買相關成本必須支銷。本集團將會由二零一零年一月一日起對所有業務合併應用國際財務報告準則第3號(經修訂)。

- 國際會計準則第38號(經修改)「無形資產」(由二零零九年七月一日起生效)。此修改為國際會計準則理事會在二零零九年四月公佈的年度改進項目的一部分，而本集團和本公司將由國際財務報告準則第3號(經修訂)採納日期起應用國際會計準則第38號(經修改)。此修改澄清了在業務合併中購買的無形資產的公允價值的計量指引，並容許假若每項資產的可使用年期相近，可將無形資產組合為單一資產。此修改不會對本集團或本公司的財務報表造成重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IFRS 5 (amendment), 'Measurement of non-current assets (or disposal groups) classified as held for sale'. The amendment is part of the IASB's annual improvements project published in April/May 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group and Company will apply IFRS 5 (amendment) from 1 January 2010. It is not expected to have a material impact on the Group's or Company's financial statements.

- IAS 1 (amendment), 'Presentation of financial statements'. The amendment is part of the IASB's annual improvements project published in April/May 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group and Company will apply IAS 1 (amendment) from 1 January 2010. It is not expected to have a material impact on the Group's or Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際財務報告準則第5號(經修改)「持有待售非流動資產(或處置組)的計量」。此修改為國際會計準則理事會在二零零九年四月公佈的年度改進項目的一部分。此修改澄清了國際財務報告準則第5號說明分類為持有待售非流動資產(或處置組)和終止經營規定的有關披露。此修改亦澄清了國際會計準則第1號的一般規定仍然適用，尤其是第15節(達致公允表達)和第125節(估計來源的不確定性)。本集團和本公司將會由二零一零年一月一日起應用國際財務報告準則第5號(經修改)，預期不會對本集團或本公司的財務報表造成重大影響。

- 國際會計準則第1號(經修改)「財務報表的列報」。此修改為國際會計準則理事會在二零零九年四月公佈的年度改進項目的一部分。此修改澄清了意圖透過發行權益而結算一項負債，與該項負債被分類為流動或非流動是沒有關係的。透過修改流動負債的定義，此修改容許一項負債被分類為非流動(假若主體可無條件，透過轉讓現金或其他資產，將其負債結算遞延至會計期後最少12個月)，則不論交易對方是否可能要求主體隨時以股份結算。本集團和本公司將會由二零一零年一月一日起應用國際會計準則第1號(經修改)，預期不會對本集團或本公司的財務報表造成重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IFRS 9 'Financial Instruments' (effective from 1 January 2013). The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortised cost and fair value, which are driven by the entity's business model for managing the financial assets and the contractual characteristics of the financial assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortised cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity's business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitisation. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealised and realised fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The Group will apply the standard from 1 January 2013.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際財務報告準則第9號「金融工具」(由二零一三年一月一日起生效)。此項新準則對金融工具的分類和計量進行規範，主要有以下變化：(i)將金融資產只分類為攤餘成本和公允價值二個分類，對金融資產的分類是以主體管理金融資產的業務模式及金融資產的合同現金流特徵為依據。(ii)取消了將嵌入衍生工具從金融資產主合同中分拆出來的規定，而是要求將混合合同整體分類為攤餘成本或公允價值。(iii)除非在主體的業務模式發生變化的罕見情形下，國際財務準則第9號禁止報告主體對金融資產進行重分類。在需要重分類的情況下，主體應對受到影響的金融資產按未來適用法進行重分類。(iv)對於產生信用風險集中的合同掛鈎金融工具提供了具體指引，而此類工具則是經常存在於對證券化結構性債券的投資。(v)國際財務準則第9號的分類原則指出，所有者權益投資應以公允價值計量。然而，管理層可以選擇將非為交易目的而持有的權益投資的已實現和未實現的公允價值利得和損失計入其他綜合收益。(vi)取消了無市價權益投資和與其相關的衍生工具的成本計量豁免，但提供了關於哪個時點的成本可以作為公允價值的適當估計的指引。本集團將會由二零一三年一月一日起應用國際財務準則第9號。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation

The Group's consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, including those acquired from holding companies. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

2. 重要會計政策摘要（續）

(b) 合併賬目

合併賬目包括本公司及所有附屬公司截至十二月三十一日止的財務報表。

(i) 附屬公司

附屬公司指本集團有權管控其財政及營運政策的所有實體（包括特殊目的實體），一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日起全面合併。附屬公司在控制權終止之日起停止合併。

收購法乃用作本集團收購附屬公司的入賬方法，包括從控股公司收購的附屬公司。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公允值計算，另加該收購交易直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以該等於收購日期的公允值計量，而不考慮任何少數股東權益的限額。

收購成本超過本集團應佔所收購可識辨資產淨值公允值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公允值，該差額直接在合併利潤表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供了所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(ii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(m)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(ii) 與少數股東之交易

本集團採納將其與少數股東進行之交易視為與本集團以外的人士進行的交易的政策。向少數股東進行的出售而導致本集團的盈虧於合併利潤表記賬。向少數股東進行購置而導致的商譽,相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體,通常附帶有20%至50%投票權的股權。聯營公司投資以權益會計法入賬,初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於合併利潤表內確認,而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益,包括任何其他無抵押應收款,本集團不會確認進一步虧損,除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供了所轉讓資產減值之憑證,否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變,以確保與本集團採用的政策符合一致。

在聯營公司的攤薄盈虧於合併利潤表確認。

在本公司之資產負債表內,於聯營公司之投資按成本值扣除減值虧損準備列賬(註釋2(m))。聯營公司之業績由本公司按已收及應收股息入賬。

000085

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(iv) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(c) Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the General Manager Office that makes strategic decisions.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(iv) 共同控制實體

共同控制實體是指本集團，在合約條款下，對其經營活動擁有共同控制決定權的實體。本集團對共同控制實體的投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團根據共同控制實體經審計或管理層提供的財務報告，按權益法確認對共同控制實體的權益份額。本集團自收購日起應佔共同控制實體的溢利或虧損計入合併利潤表，自收購日後的累計變動乃用作調整投資的賬面值。當本集團所攤佔的共同控制實體虧損已超過或等於其投資成本，包括任何其他非抵押的應收款，本集團不會確認進一步虧損，除非本集團已代共同控制實體承擔責任或作出付款。

本集團對向共同控制實體出售資產中其他合營方應佔的盈虧部份確認入賬。本集團不確認本集團向共同控制實體購入資產而產生之應佔合營企業盈虧，除非其已將資產轉售予第三方。然而，若有關虧損證明流動資產的可變現淨值減少或出現減值虧損，交易虧損即時確認。

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列賬。共同控制實體之業績由本公司按已收及應收股息入賬。

(c) 分部報告

經營分部按照向首席經營決策者提供的內部報告貫徹一致的方式報告。首席經營決策者被認定為作出決策性決定的總經理辦公室，負責分配資源和評估經營分部的表現。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

(e) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii) Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the income statement upon ticket sales.

2. 重要會計政策摘要(續)

(d) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。合併財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在利潤表確認。

(e) 收入的確認與預售機位

收入指本集團在日常經營活動過程中出售貨品及提供服務的已收或應收對價的公允值。收入在扣除營業税及增值税、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會確認收入。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

(i) 運輸收入

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售機位。

(ii) 佣金收入

佣金收入包括由本集團為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition and sales in advance of carriage (continued)

(iii) Other revenue

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognised when the services are rendered.

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(g) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

(h) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

2. 重要會計政策摘要(續)

(e) 收入的確認與預售機位(續)

(iii) 其他營運收入

其他營運收入包括提供地勤服務的收入及貨運處理服務的收入，此等收入均在提供服務時確認。

飛機的分租收入以直線法在相應租賃期內確認。出租辦公場所及貨庫取得的租金收入在租賃期內以直線法確認。

(f) 政府補貼

政府補貼在本集團已滿足補貼附帶的條件及有合理的保證相關的補貼將可收取時，按公允值確認。

與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在利潤賬中確認。

與購買物業、機器及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計年期以直線法在利潤表確認。

(g) 維修與大修費用

對於經營性租賃的飛機，本集團有責任滿足在相關租賃內約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法預提。

對於本公司自置及融資租賃的飛機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計的大修期間內攤銷(註釋2(l))。

其他日常維修於發生時記入利潤表。

(h) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘應收賬款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入利用原實際利率確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(j) Current and deferred tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. 重要會計政策摘要(續)

(i) 借貸成本

為興建任何合資格資產包括為購買新飛機而支付的預付款而產生的借貸成本，在完成和籌備資產作其預定用途所需的期間內予以資本化。其他借貸成本直接計入當期費用。

(j) 當期和遞延所得税

當期所得税支出根據本公司、其附屬公司、聯營公司及共同控制實體營運及產生應課税收入的國家於資產負債表日已頒佈或實質頒佈的税務法例計算。管理層就適用税務法例詮釋所規限的情況定期評估報税表的狀況，並在適用情況下根據預期須向税務機關支付的税款設定撥備。

遞延所得税利用負債法就資產和負債的税基與資產和負債在合併財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得税來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課税盈虧，則不作記賬。遞延税項採用在資產負債表日前已頒佈或實質頒佈，並在有關之遞延所得税資產實現或遞延所得税負債結算時預期將會適用之税率(及法例)而釐定。

遞延所得税資產是確認至未來可能產生之應課税盈利可抵銷的暫時性差異。

遞延税項就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備，但假若本集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in "intangible assets". Goodwill on acquisition of associates and jointly controlled entities is included in "investments in associates" and "investments in jointly controlled entities" and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalised and are being amortised on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii) Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expense when incurred.

(l) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

2. 重要會計政策摘要（續）

(k) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及共同控制實體的可識辨資產公允值的數額。收購附屬公司的商譽包括在無形資產內。收購聯營公司及共同控制實體的商譽包括在聯營公司及共同控制實體投資內，並就減值進行測試，作為整體結餘的一部份。分開確認的商譽至少每年或當有商譽減值現象時就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值虧損不會撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言，商譽會分配至現金產生單元。此項分配是對預期可從商譽產生的業務合併中得益的現金產生單元或現金產生單元的組別而作出的。

(ii) 贊助款

對二零一零年上海世博會已支付及將會支付的贊助款作資本化處理，並按直線法在贊助期內予以攤銷。此贊助款的成本是以預計的現金付款及所提供服務的公允值計算。

(iii) 電腦軟件

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期五年攤銷。與發展或維護電腦軟件程序有關的成本在產生時確認為費用。

(l) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價及其他用於令此資產達至現時用途的費用。

倘某項物業、機器及設備項目各部件的使用年期各有不同，該項目的成本按合理基準在各部件之間進行分配，而每部件則各自計算折舊。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Property, plant and equipment (continued)

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	10 to 20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised in the income statement.

Construction in progress represents buildings under construction and plant and equipment pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(m) Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

2. 重要會計政策摘要(續)

(l) 物業、機器及設備(續)

當一項飛機大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並於估計的大修期間內攤銷。機身大修費用相關的組件以直線法在5至7.5年內攤銷，發動機大修費用相關的組件以實際飛行小時與預期飛行小時之比例計提折舊。當一項大修完成時，以往大修費用的餘額將全部沖減並記入利潤表。

除與大修費用有關的部件，其折舊已在上一段落描述，其他資產乃根據其預計可用年限及估計殘值以直線法攤銷其成本或評估值。用於計算每年折舊費用的預計可使用年限列示如下：

飛機、發動機及飛行設備	10至20年
樓宇	15至35年
其他物業、機器及設備	5至20年

資產的殘值及有效使用年限在適當時於資產負債表日重新評估並作調整。如果資產的賬面價值大於其預期可回收額，則賬面價值將立即以可回收金額列報。

出售收益或虧損乃所得收入淨額與資產賬面值的差額，並於利潤表中予以確認。

在建工程為興建中的樓宇及待安裝的廠房及設備。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並投入使用前，不計提折舊。

(m) 附屬公司、聯營公司、共同控制實體及非財務資產的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年或當有減值跡象時就減值進行測試。其他資產則當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額乃以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單元)的最低層次組合。除商譽外，已計提減值的非金融資產在每個資產負債表日均就減值是否可以撥回進行檢討。

000091

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

(o) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(p) Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

(q) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(r) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(s) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2. 重要會計政策摘要(續)

(n) 持有待售的非流動資產

當非流動資產的賬面值將主要透過一項出售交易收回而該項出售被視為極可能，則分類為持作出售的資產。如該等資產的賬面值將主要透過一項出售交易而非持續使用而收回，則該等資產按賬面值與公允價值減去處置費用兩者的較低者列賬。

(o) 預付租賃款

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

(p) 飛機預付款

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應利息資本化確認為資產，記入非流動資產並於飛機交付時轉至物業、機器及設備。

(q) 飛機設備零件

飛機設備零件按成本和可變現淨值兩者的較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括購買價(扣除折扣的淨額)、運費、税款、增值税及其他各項雜費。可變現淨值為在通常業務過程中飛機設備零件的估計銷售價扣除相應的銷售費用。

(r) 應收賬款

應收賬款最初按公允價值確認，其後則以實際利息法，按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款，則須為應收賬款作出減值準備。當債務人遇到重大財政困難，例如破產、財政重組、或債務人未能履行償債義務時，可視為該應收賬款有計提減值準備的跡象。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在利潤表內確認。如一項應收賬款無法收回，該應收賬目將與撥備賬戶撇銷。之前已撇銷的款項如其後收回，將貸記於利潤表內。

(s) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(v) Leases

(i) A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

2. 重要會計政策摘要(續)

(t)

貸款初步按公允值並扣除產生的交易成本確認。貸款其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在利潤表確認。

除非本集團有無條件權利將負債的結算遞延至資產負債表日後最少12個月，否則貸款分類為流動負債。

(u)

當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而有可能需要資源流出以償付責任，金額亦能可靠估計時，則本集團需確立撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

減值準備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的稅前比率來確定。因時間推移導致的減值準備的增加則被確認為財務費用。

(v)

(i)

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用，以達到租賃利率為結欠本金的固定比率。有關租賃負債，在扣除財務費用後，列報於其他應付款的流動及長期部份。財務費用於租約期內在利潤表中列支，以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Leases (continued)

(i) A Group company is the lessee (continued)

Finance leases (continued)
For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

(ii) A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(w) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives.

2. 重要會計政策摘要(續)

(v) [illegible]

(i) [illegible]

融資租賃(續)
有關售後回租形成一項融資租賃，出售價及賬面淨值的差異將予以遞延及按最低租賃期攤銷。

經營性租賃
如租賃擁有權的重大部份風險和回報由出租人保留，分類為經營性租賃。經營性租賃支付的租金(扣除從出租人收取之任何獎勵金後)於租賃期內以直線法在利潤表支銷。

有關售後回租形成一項經營性租賃，出售價及賬面淨值的差異，除卻相關損益由低於或高於市價的未來租金補償的部份外，則所有損益應立即予以確認。

(ii) [illegible]

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中，並按同類物業、機器及設備的預計可使用年限計提折舊，產生的租金收入按直線法於租賃期內確認入賬。

(w) [illegible]

本集團就退休金及醫療福利參與各省市政府管轄的定額供款計劃。此等計劃供款在發生當期列於利潤表。

此外，本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。於資產負債表內就定利退休福利計劃確認的負債為資產負債表日退休後福利負債的現值減計劃資產的公允值，同時包括未確認精算損益及以前服務費用的調整。定利退休福利負債每年根據單位貸記法評估的方法計算。定利退休福利負債的現值是依據未來現金流出及與福利負債支付貨幣相同且到期日與相關的退休福利負債基本相近的政府債券的利率折算。因調整經驗或改變精算假設而產生的精算損益，超過計劃資產的10%與定額福利負債的10%兩者間較高者部份，按僱員的預計平均尚可工作年限平均計入利潤表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Retirement benefits (continued)

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(x) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

2. 重要會計政策摘要(續)

(w) 僱員退休後福利(續)

以前服務費用直接記入利潤表，除非該等退休計劃變化需視乎僱員於特定期間(「受益期」)之剩餘服務而定。在此情況下，以前服務費用則在受益期內按直線法攤銷。

(x) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認，其後以公允值重新計算。確認後公允值變動的處理視乎該金融衍生工具是否為對沖工具，如是，則視乎其所對沖項目的性質而定。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔案記錄。本集團亦於訂立對沖交易時及按持續基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具，其由公允價值轉變而產生的未實現損益均會在利潤表內立即予以確認。

若被界定為非常有效的公允值套期，其公允值的變動將在利潤表內與其相對應的資產或負債公允值的變動一同反映。

若金融衍生工具符合套期會計原則，並且是針對可預期及很可能發生的交易的現金流量，其會計處理如下：

(i) 被視為有效套期的金融衍生工具的公允值變動會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時，以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時，有關金融衍生工具的累積損益便會在同期間由儲備內轉至利潤表內確認。

(ii) 無效部份的公允值變動會立即於利潤表內予以確認。

當被對沖項目的剩餘期限超過12個月時，對沖衍生工具的全數公平值會被分類為非流動資產或負債，而當被對沖項目的剩餘期限少於12個月時，對沖衍生工具的全數公平值會被分類為流動資產或負債。買賣性質的衍生工具則分類為流動資產或負債。

000095

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Derivative financial instruments (continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(y) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(z) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(aa) Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year.

2. 重要會計政策摘要(續)

(x) 金融衍生工具(續)

當一套期工具到期或出售時，或當一套期不再符合套期會計處理方法時，所有於當日在儲備的累計溢利或虧損，可在其承諾或預計交易確認時方於利潤表確認。當承諾或預計交易不可能發生時，其累計溢利或虧損則需立即轉入利潤表中列支。

(y) 可供出售金融資產

除附屬公司、聯營公司及共同控制實體外的非買賣用途的證券投資，分類為可供出售財務資產並在交易日確認 — 交易日指本集團承諾購入或出售該資產之日。可供出售金融資產初步按公允值加交易成本確認。本集團在每個資產負債表日評估金融資產的公允值，除減值損失外，所有盈虧會直接在儲備中反映。當有關投資已終止確認，連同以往直接在儲備確認之累計收益或損失，將會計入利潤表。

本集團在每個資產負債表日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的股權證券，在釐定相關的證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售財務資產存在此等證據，相關的累計虧損(按收購成本與當時公允值的差額，減該金融資產之前在利潤表確認的任何減值虧損計算)自權益中剔除並在利潤表記賬。在利潤表確認的股權工具減值虧損不會透過利潤表撥回。

(z) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

(aa) 比較資料

如有需要，以前年度數據會隨著本年列表方法的改變而重新分類。

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage certain risk exposures.

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

(i) Foreign currency risk

Since 21 July 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (purchases and leases of aircraft) is mainly priced and settled in foreign currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 38(b) to the financial statements.

3. 金融風險管理

(a) 金融風險因素

本集團的活動面臨著多種的財務風險：市場風險(包括匯兑風險、公允值利率風險、現金流量利率風險及航油價格風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。本集團利用衍生金融工具對沖若干承受的風險。

風險管理由資金部(「集團資金部」)按照董事會批准的政策執行。集團資金部透過與集團營運單位的緊密合作，負責確定、評估和對沖財務風險。董事會為整體風險管理訂定書面指引，亦為若干特定範疇提供書面政策，例如外匯風險、利率風險、信貸風險、衍生和非衍生金融工具的使用等。

(i) 外匯風險

自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響，未來人民幣匯率可能與現行匯率產生較大差異。

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(購買或租賃飛機)大多是以美元等外幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航油等來源於境外的採購成本及境外機場起降費等成本的變動。

本集團由於國外辦事處所獲取的日元收入扣除支付的費用後為淨現金流入，而需承擔外匯風險。本集團通過簽訂一定的外匯遠期期權合約以對沖此外匯風險。有關外匯遠期合約的詳細情況參見財務報表註釋38(b)。

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(a) Financial risk factors (continued)

(a) 金融風險因素(續)

(i) Foreign currency risk (continued)

(i) 外匯風險(續)

The following table details the Group's and the Company's exposure at the balance sheet date to major currency risk.

下表披露了集團及公司在財務報告日的外匯風險。

Group 集團

		2009 二零零九年			2008 二零零八年		
		USD 美元 *RMB'000* 人民幣千元	**Euro 歐元 *RMB'000* 人民幣千元**	**JPY 日元 *RMB'000* 人民幣千元**	USD 美元 *RMB'000* 人民幣千元	Euro 歐元 *RMB'000* 人民幣千元	JPY 日元 *RMB'000* 人民幣千元
Trade and other receivables	應收賬款及其他應收款	**1,306,616**	**56,663**	**93,778**	1,809,601	42,706	56,003
Cash and cash equivalents	現金及現金等價物	**253,776**	**43,519**	**30,889**	494,249	126,695	37,657
Trade and other payables	應付賬款及其他應付款	**(416,288)**	**(462)**	**–**	(417,910)	(1,476)	(363)
Obligations under finance leases	融資租賃負債	**(17,604,920)**	**–**	**–**	(19,444,259)	–	(83,971)
Borrowings	借款	**(13,157,341)**	**(113,254)**	**–**	(13,007,688)	(111,658)	–
Currency derivatives at notional value	衍生工具名義本金	**559,402**	**–**	**–**	825,170	–	–
Net balance sheet exposure	資產負債表淨值	**(29,058,755)**	**(13,534)**	**124,667**	(29,740,837)	56,267	9,326

Company 公司

		2009 二零零九年			2008 二零零八年		
		USD 美元 *RMB'000* 人民幣千元	**Euro 歐元 *RMB'000* 人民幣千元**	**JPY 日元 *RMB'000* 人民幣千元**	USD 美元 *RMB'000* 人民幣千元	Euro 歐元 *RMB'000* 人民幣千元	JPY 日元 *RMB'000* 人民幣千元
Trade and other receivables	應收賬款及其他應收款	**1,259,231**	**43,740**	**93,778**	1,726,836	24,620	55,929
Cash and cash equivalents	現金及現金等價物	**224,095**	**28,588**	**11,006**	441,671	95,622	22,705
Trade and other payables	應付賬款及其他應付款	**(412,992)**	**–**	**–**	(414,591)	(1,021)	(363)
Obligations under finance leases	融資租賃負債	**(15,537,909)**	**–**	**–**	(17,164,531)	–	(83,971)
Borrowings	借款	**(11,962,124)**	**(113,254)**	**–**	(12,734,767)	(111,658)	–
Currency derivatives at notional value	衍生工具名義本金	**559,402**	**–**	**–**	825,170	–	–
Net balance sheet exposure	資產負債表淨值	**(25,870,297)**	**(40,926)**	**104,784**	(27,320,212)	7,563	(5,700)

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(a) Financial risk factors (continued)

(a) 金融風險因素(續)

(i) Foreign currency risk (continued)

(i) 外匯風險(續)

The following table indicates the approximate change in the Group's and the Company's profit and loss and other components of consolidated equity in response to a 5% appreciation of the RMB against the following major currencies at the balance sheet date.

下表顯示於資產負債表日，人民幣對其他貨幣升值5%，對本集團和本公司的稅前損益及權益的其他組成部分的影響。

		Group 集團			
		2009 二零零九年		2008 二零零八年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**1,482,555**	**2,048**	1,602,641	34,364
Euro	歐元	**667**	**–**	(2,813)	–
Japanese Yen	日元	**(6,233)**	**–**	(466)	–

		Company 公司			
		2009 二零零九年		2008 二零零八年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**1,325,087**	**2,048**	1,481,611	34,364
Euro	歐元	**2,046**	**–**	(378)	–
Japanese Yen	日元	**(5,239)**	**–**	285	–

000099

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(ii) Interest rate risk

The Group's interest-rate risk primarily arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During the year ended 31 December 2009, the Group's borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 32 and 38(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The Group also entered certain interest rate swaps to swap fixed rates into variable rates.

The following table details the interest rate profiles of the Group's and the Company's interest-bearing financial instruments at the balance sheet date.

3. 金融風險管理（續）

(a) 金融風險因素（續）

(ii) 利率風險

本集團的利率風險主要來自借款。按變動利率借入的借款令本集團承受現金流量利率風險。按固定利率借入的借款令本集團承受公允值利率風險。於二零零九年十二月三十一日，本集團按浮動利率借入的借款主要為美元借款。利率、集團的借款償還條款以及利率掉期披露於財務報告的註釋32和註釋38(a)。

為了對沖由於市場利率變化所引起的現金流變動，本集團通過一定的利率掉期將浮動利率轉化為固定利率。本集團亦通過利率掉期將固定利率轉化為浮動利率。

下表顯示了集團及公司在財務報告日的帶息金融工具的概況。

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Floating rate instruments	**浮動利率工具**				
Cash and cash equivalents	現金及現金等價物	**1,735,248**	3,451,010	**1,118,230**	2,361,941
Borrowings	借款	**(22,477,854)**	(26,855,469)	**(18,790,618)**	(23,777,610)
Obligation under finance leases	融資租賃負債	**(19,241,091)**	(20,482,615)	**(17,174,080)**	(18,213,044)
Interest rate swaps at notional amount	利率互換合約名義本金	**2,179,378**	2,675,740	**2,179,378**	2,675,740
		(37,804,319)	(41,211,334)	**(32,667,090)**	(36,952,973)

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Fixed rate instruments	**固定利率工具**				
Borrowings	借款	**(2,857,095)**	(8,245,903)	**(2,331,095)**	(7,330,903)
Obligation under finance leases	融資租賃負債	**(129,144)**	(326,284)	**(129,144)**	(316,127)
Interest rate swaps at notional amount	利率互換合約名義本金	**466,817**	543,041	**466,817**	543,041
		(2,519,422)	(8,029,146)	**(1,993,422)**	(7,103,989)

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(a) Financial risk factors (continued)

(a) 金融風險因素(續)

(ii) Interest rate risk (continued)

(ii) 利率風險(續)

The following table indicates the approximate change in the Group's profit and loss and other components of equity if interest rate had been 25 basis points higher with all other variables held constant.

下表顯示了在其他變量保持穩定的情況下,若利率上升25個基準點導致本集團的損益以及權益的其他組成部份的影響。

		2009 二零零九年		2008 二零零八年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對損益的影響部分的影響 RMB'000 人民幣千元
Floating rate instruments	浮動利率工具	**(94,441)**	**(10,952)**	(105,673)	10,299

(iii) Fuel price risk

(iii) 航油價格風險

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 32% of the Group's operating expenses (2008: 33%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of crude oil option contracts are disclosed in Note 38(c) to the financial statements.

由於航油為本集團一項主要營運支出,因此本集團的業績很容易受到航油價格波動所影響。航油支出佔集團營運支出的32%(二零零八年:33%)。本集團通過某些金融衍生工具來對沖航油價格風險。原油期權合約的詳情披露於財務報告的註釋38(c)。

For the year ended 31 December 2009, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group's fuel cost would have been RMB613 million higher/lower.

於二零零九年十二月三十一日止度,在其他變量保持不變的情況下(不包括原油期權的影響),倘若平均航油價格上升/降低了5%,本集團航油成本將上升/降低人民幣6.13億元。

For the year ended 31 December 2009, if fuel price had been 5% higher/lower with all other variables held constant, the impact on financial derivatives is shown below.

於年末,如果航油價格上升/降低了5%,而其他變量保持不變的情況下,則該價格變化對金融衍生工具的影響如下:

		2009 二零零九年		2008 二零零八年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對損益的影響部分的影響 RMB'000 人民幣千元
Net increase in fuel price by 5%	油價上升5%,淨值	**211,435**	–	497,879	–
Net decrease in fuel price by 5%	油價下降5%,淨值	**(246,054)**	–	(500,690)	–

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(iv) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to sales agents. The Group has a credit policy in place to monitor the exposures to these credit risks on an on-going basis.

The Group has policies in place to ensure that sales of blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on the credit standing.

A significant portion of the Group's air tickets are sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB560 million as at 31 December 2009 (2008: RMB515 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables are set out in Note 26.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 45(b)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

3. 金融風險管理（續）

(a) 金融風險因素（續）

(iv) 信貸風險

本集團的信貸風險主要歸於現金及現金等價物，衍生金融工具，在銀行及其他金融機構的存款以及銷售代理人的信貸風險。本集團通過一套適當的信貸政策對其信貸風險進行持續的監管。

本集團已有既定政策只將空白機票提供予有良好信貸記錄的銷售代理人。本集團大部份銷售通過代理人進行，並且大部份代理人均已參與各種結算計劃或結算系統，這些系統對信貸均有嚴格的要求。

本集團的應收賬款中大部份為應收參與「開賬與結算計畫」(「BSP」)的代理人的款項，它是國際航協建立的供航空公司和代理人之間使用的銷售結算系統。截止二零零九年十二月三十一日止，本集團應收BSP代理人的款項約為人民幣5.60億元(二零零八年：人民幣5.15億元)。

除上述事項外，本集團並無重大集中信貸風險，並分散於眾多客戶。

其他由本集團應收賬款引起的信貸風險披露於註釋26。

本集團在管理現金及現金等價物時，主要是將其存放於國有銀行及其他一些銀行，國際信用評級機構對這些銀行有很高的信用等級評價。同時，集團還將現金及現金等價物存放於其控股股東控制的金融財務機構(註釋45(b)(iii))。管理層認為不會從這些銀行和金融機構中承擔任何不履約所造成的損失。

衍生金融工具交易只與高信譽金融機構進行。在報告期內，並無信貸超出所定限額，而管理層亦不預期因此等對方任何不履約的行為而產生虧損。

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk

The Group's primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 31 December 2009, the Group's net current liabilities amounted to RMB28,648 million (2008: RMB43,458 million). For the year ended 31 December 2009, the Group recorded a net cash inflow from operating activities of RMB3,429 million (2008: inflow RMB2,856 million), a net cash outflow from investing activities and financing activities of RMB5,150 million (2008: outflow RMB1,017 million), and an decrease in cash and cash equivalents of RMB1,716 million (2008: increase RMB1,796 million).

The Directors of the Company believe that cash from operations and short and long term bank borrowings will be sufficient to meet the Group's operating cashflow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

Management monitors rolling forecasts of the Group's liquidity reserves on the basis of expected cash flows:

3. 金融風險管理（續）

(a) 金融風險因素（續）

(v) 流動資金風險

本集團的主要現金需求用於飛機、發動機及飛行設備的添置或改良及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以融資租賃和銀行貸款的方式來購買飛機。

本集團是在流動資金短缺的條件下營運。於二零零九年十二月三十一日，本集團的淨流動負債約為人民幣286.48億元（二零零八年：人民幣434.58億元）。於截至二零零九年十二月三十一日止年度，本集團錄得的營運現金淨流入約為人民幣34.29億元（二零零八年：人民幣28.56億元），投資活動及融資活動的淨現金流出約為人民幣51.50億元（二零零八年：流出人民幣10.17億元），現金及現金等價物減少約人民幣17.16億元（二零零八年：增加人民幣17.96億元）。

本公司董事認為本集團將可通過營運及銀行短期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金（註釋2(a)）。

管理層根據預期現金流量，監控集團的流動資金儲備的滾存預測：

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(a) Financial risk factors (continued)

(a) 金融風險因素(續)

(v) Liquidity risk (continued)

(v) 流動資金風險(續)

The table below analyses the Group's and the Company's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

下表顯示本集團的財務負債及以淨額基準結算的金融負債,按照相關的到期組別,根據由資產負債表日至合約到期日的剩餘期間進行的分析。在表內披露的金額為合約性未貼現的現金流量。由於貼現的影響不大,故此在12個月內到期的結餘相等於其賬面值。

		Group 集團			
		Less than 1 year 1年以下 RMB'000 人民幣千元	**Between 1 and 2 years 1至2年內 RMB'000 人民幣千元**	**Between 2 and 5 years 2至5年內 RMB'000 人民幣千元**	**Over 5 years 5年以上 RMB'000 人民幣千元**
At 31 December 2009	**二零零九年十二月三十一日**				
Borrowings	借款	**12,886,380**	**3,174,883**	**6,523,487**	**4,356,734**
Derivative financial instruments	金融衍生工具	**1,006,286**	**12,095**	**6,364**	**104,886**
Obligations under finance leases	融資租賃負債	**2,466,415**	**2,388,362**	**7,405,048**	**8,752,687**
Trade and other payables	應付賬款及其他應付款	**16,161,893**	**9,104**	**313,092**	**364,172**
Total	**總額**	**32,520,974**	**5,584,444**	**14,247,991**	**13,578,479**
At 31 December 2008	二零零八年十二月三十一日				
Borrowings	借款	27,785,310	4,515,962	3,969,413	846,074
Derivative financial instruments	金融衍生工具	6,456,075	15,448	19,416	150,660
Obligations under finance leases	融資租賃負債	2,765,969	2,704,499	7,805,669	11,868,053
Trade and other payables	應付賬款及其他應付款	15,183,406	–	320,354	410,076
Total	總額	52,190,760	7,235,909	12,114,852	13,274,863

		Company 公司			
		Less than 1 year 1年以下 RMB'000 人民幣千元	**Between 1 and 2 years 1至2年內 RMB'000 人民幣千元**	**Between 2 and 5 years 2至5年內 RMB'000 人民幣千元**	**Over 5 years 5年以上 RMB'000 人民幣千元**
At 31 December 2009	**二零零九年十二月三十一日**				
Borrowings	借款	**10,651,723**	**2,752,994**	**5,549,696**	**3,427,752**
Derivative financial instruments	金融衍生工具	**1,006,286**	**12,095**	**6,364**	**104,886**
Obligations under finance leases	融資租賃負債	**2,213,131**	**2,130,374**	**6,600,565**	**7,802,646**
Trade and other payables	應付賬款及其他應付款	**14,142,245**	**9,104**	**232,043**	**364,172**
Total	**總額**	**28,013,385**	**4,904,567**	**12,388,668**	**11,699,456**
At 31 December 2008	二零零八年十二月三十一日				
Borrowings	借款	25,146,504	3,849,229	3,156,324	530,386
Derivative financial instruments	金融衍生工具	6,456,075	15,448	19,416	150,660
Obligations under finance leases	融資租賃負債	2,458,559	2,400,584	6,892,822	10,534,868
Trade and other payables	應付賬款及其他應付款	13,216,516	–	229,399	410,076
Total	總額	47,277,654	6,265,261	10,297,961	11,625,990

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(b) Capital risk management

(b) 資本風險管理

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

本集團的資本管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有人提供利益，同時維持最佳的資本結構以減低資本成本。

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、向股東分派的資本返還、發行新股或出售資產以減低債務。

The Group monitors capital on the basis of the gearing ratio, which is calculated as total liabilities divided by total assets. The gearing ratios at 31 December 2009 and 2008 were as follows:

本集團利用負債比率監察其資本，此比率按照總負債除以總資產計算。在二零零九年及二零零八年十二月三十一日，負債比率如下：

		2009 **二零零九年** ***RMB'000*** ***人民幣千元***	2008 二零零八年 *RMB'000* *人民幣千元*
Total liabilities	總負債	**70,175,211**	85,691,399
Total assets	總資產	**71,851,392**	73,051,890
Gearing ratio	負債比率	**0.98**	1.17

(c) Fair value estimation of financial assets and liabilities

(c) 金融資產和金融負債的公允值評估

Effective 1 January 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

由二零零九年一月一日起，本集團採納國際財務報告準則第7號有關金融工具在資產負債表按公允價值計量的修改，其規定按下列公允價值計量架構披露公允價值計量：

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

- 相同資產或負債在活躍市場的報價(未經調整)(第1層)。
- 除了第1層所包括的報價外，該資產和負債的可觀察的其他輸入，可為直接(即例如價格)或間接(即源自價格)(第2層)。
- 資產和負債並非依據可觀察市場數據的輸入(即非可觀察輸入)(第3層)。

000105

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(c) Fair value estimation of financial assets and liabilities (continued)

(c) 金融資產和金融負債的公允值評估(續)

The following table presents the Group's assets and liabilities that are measured at fair value at 31 December 2009.

下表顯示本集團資產和負債按二零零九年十二月三十一日計量的公允價值。

		Group and Company 集團和公司			
		Level 1 第1層 RMB'000 人民幣千元	Level 2 第2層 RMB'000 人民幣千元	Level 3 第3層 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Assets	**資產**				
Financial derivatives	金融衍生工具				
— Crude oil option contracts *(Note 38(c))*	— 原油期權合約 *(註釋38(c))*	–	3,490	–	3,490
Available-for-sale financial assets	可供出售金融資產	–	–	57,269	57,269
Total	**總額**	–	3,490	57,269	60,759
Liabilities	**負債**				
Financial derivatives	金融衍生工具				
— Crude oil option contracts *(Note 38(c))*	— 原油期權合約 *(註釋38(c))*	–	897,744	–	897,744
— Interest rate swaps *(Note 38(a))*	— 利率互換合約 *(註釋38(a))*	–	154,871	–	154,871
— Forward foreign exchange contracts *(Note 38(b))*	— 外匯遠期合約 *(註釋38(b))*	–	77,016	–	77,016
Total	**總額**	–	1,129,631	–	1,129,631

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price.

在活躍市場買賣的金融工具的公允價值根據資產負債表日的市場報價列賬。當報價可即時和定期從證券交易所、交易商、經紀、業內人士、定價服務者或監管代理獲得，而該等報價代表按公平交易基準進行的實際和常規市場交易時，該市場被視為活躍。本集團持有的金融資產的市場報價為當時買方報價。

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, these instruments are included in level 2 of the above table.

沒有在活躍市場買賣的金融工具(例如場外衍生工具)的公允價值利用估值技術釐定。估值技術儘量利用可觀察市場數據(如有)，儘量少依賴主體的特定估計。如計算一金融工具的公允價值所需的所有重大輸入為可觀察數據，則該金融工具列入第2層。

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

Specific valuation techniques used to value financial instruments include:

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

- Quoted market prices or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允值評估(續)

用以估值金融工具的特定估值技術包括：

如一項或多項重大輸入並非根據可觀察市場數據，則該金融工具列入第3層。

- 同類型工具的市場報價或交易商報價。
- 利率掉期的公允價值根據可觀察收益率曲線，按估計未來現金流量的現值計算。
- 遠期外匯合同的公允價值利用資產負債表日期的遠期匯率釐定，而所得價值折算至現值。
- 其他技術，例如折算現金流量分析，用以釐定其餘金融工具的公允價值。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometres yield level, load factor, aircraft utilisation rate and discount rates, etc.

(b) Revenue recognition

The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

4. 重要會計估計及判斷

編製財務報表時所採用的估算和判斷會被根據過往經驗和其他因素持續進行評估，包括在有關情況下相信對未來事件的合理預測。本集團對未來作出估算和假設。會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下：

(a) 預計物業、機器及設備和無形資產減值

根據財務報表註釋2(m)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單元的可收回金額按照使用價值計算而釐定。該使用價值是根據經管理層批准的財務預算及相關假設(例如客運公里收入水準、載運率、飛機利用率及貼現率等)計算所得。

(b) 收入的確認

根據註釋2(e)所述的會計政策，本集團於提供運輸服務時確認為客運、貨運與郵運收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售票款進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的利潤表中。

此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(c) Frequent flyer programme

The Company operates a frequent flyer programme called "Eastern Miles" that provides travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits. Any remaining unutilised benefits are recognised as deferred revenue.

(d) Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

(e) Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

(f) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

4. 重要會計估計及判斷（續）

(c) 常旅客計劃

本公司擁有名為「東方萬里行」的常旅客計劃，該常旅客計畫將根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。本公司根據歷史積分的兑換情況估計未來積分的兑換率，並且根據該兑換率估算所需遞延的收入金額。所有尚未使用的積分價值均確認為遞延收入。

(d) 與自購及發動機大修相關的替換件的折舊

對與自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔、飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

(e) 經營性租賃飛機及發動機的退租檢修準備

經營性租賃飛機及發動機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔及退租時可能發生的修理費用進行估計。這些估計在相當大程度上是根據過去相同或類似飛機及發動機型號的退租經驗、實際發生的大修費用，以及飛機及發動機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

(f) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如註釋2(w)所示，提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業基金審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見註釋36。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(g) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(h) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

4. 重要會計估計及判斷(續)

(g) 遞延稅項

根據財務報表註釋2(j)所述的會計政策，在考慮確認遞延所得稅資產的金額時，本集團會考慮預計未來應課稅溢利及可行的持續稅項計劃策略。在有證據顯示本集團的預計未來應課稅溢利及適用的稅項計劃策略的利益有變時，或在現行稅法的改變對本集團的稅務虧損結餘沖銷未來應課稅溢利的可用性有變時，本集團會調整已確認的遞延所得稅淨資產及所得稅費用。

(h) 物業、廠房及設備的可使用年限

本集團的管理層就物業、廠房及設備釐定估計可使用年限及相關折舊費用。估計乃基於性質和功能類似的物業、廠房及設備的過往實際可使用年限計算。估計可能因應技術創新及競爭對手因應嚴峻行業週期所採取的行動而出現重大變動。如可使用年期低於先前估計的年期，則管理層將提高折舊費用，或撇銷或撇減棄用或已出售的技術過時或非策略性資產。

5. REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

5. 收入

本集團主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務。

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Traffic revenues	運輸收入	**36,924,830**	38,844,269
— Passenger	—客運	**32,800,411**	33,486,459
— Cargo and mail	—貨運及郵運	**4,124,419**	5,357,810
Ground service income	地面服務收入	**974,732**	1,252,468
Cargo handling income	貨物處理收入	**296,827**	337,773
Commission income	佣金收入	**206,137**	183,129
Others	其他	**587,133**	454,918
		38,989,659	41,072,557

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group's traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. The business tax incurred and set off against the above Group's revenues for the year ended 31 December 2009 amounted to approximately RMB1,019 million (2008: RMB891 million).

註釋：

根據中國各種營業稅規則及條例的規定，本集團絕大部分的運輸收入、佣金收入，地面服務收入，貨物處理收入及其他收入需按3%或5%計繳中國營業稅。截至二零零九年十二月三十一日止年度，已抵銷上述本集團收入的營業稅約為人民幣10.19億元（二零零八年：人民幣8.91億元）。

6. OTHER OPERATING INCOME AND OTHER GAINS

6. 其他營業收入及其他淨收益

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Other operating income	**其他營業收入**		
— Refund of civil aviation infrastructure levies *(Note (a))*	—民航基礎設施建設基金返還(註釋(a))	**831,749**	—
— Other government subsidies *(Note (b))*	—其他政府補貼(註釋(b))	**456,268**	405,163
		1,288,017	405,163
Other gains	**其他淨收益**		
— Gains on disposal of property, plant and equipment	—物業、機器及設備處置收益	–	267,084

Note:

(a) *Pursuant to Cai Jian (2009) No. 4 issued by Ministry of Finance and Civil Aviation Administration of China in 2009, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 will be refunded. The amount for the year ended 31 December 2009 represents the refunds of civil aviation infrastructure levies received by the Group.*

(b) *Other government subsidies represent (i) subsidies granted by local governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.*

註釋:

(a) *根據財政部及中國民用航空局於二零零九年發佈的財建[2009] 4號文的規定,中國國內航空公司於二零零八年七月一日起至二零零九年六月三十日期間應繳納的民航基礎設施建設基金實行先徵後返政策。此補貼收入為本集團在本年度收到的民航基礎設施建設基金返還。*

(b) *其他政府補貼主要為(i)各地方政府給於本集團的補貼及;(ii)各地方政府為鼓勵本集團經營當地航線而給予的補貼。*

7. SEGMENT INFORMATION

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline operations", which are structured and managed separately. The "airline operations" comprises the provision of air passenger, air cargo services, mail and ground logistics.

Other services including aviation training, air catering and other miscellaneous services are not included within the reportable operating segment, as they are not included in the internal report provided to the CODM. The results of these operation are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRS in certain aspects. As such, the amount of each material reconciling items from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 7(c) below.

7. 分部資料

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。

本集團存在一個業務分部,即「航空業務分部」,並在結構上分開管理。航空業務分部包括客運、貨運、郵運及地面服務。

對於其他服務,包括飛行相關培訓、航空餐食以及其他各項業務,由於未包括在向主要營運決策者匯報的內部報告中,因此未將該等業務納入業務報告分部。該等業務的業績併入「其他業務分部」。

分部之間的銷售按與無關聯第三方交易相若的商業條款及條件進行。

根據國際財務報告準則第8號,分部資料披露的準備方式應與本集團的主要經營決策者使用的資料一致。本集團的主要經營決策者以按中國企業會計準則所編製的財務業績來監控各報告分部的業績、資產及負債,在某些方面與國際財務報告準則有所不同。因此,每項因本集團的不同會計政策所編製的報告分部收入、溢利或虧損、資產及負債的重大調節項目已於附註7(c)列出。

7. SEGMENT INFORMATION (continued) 7. 分部資料(續)

The segment results for the year ended 31 December 2009 are as follows:

截至二零零九年十二月三十一日止年度的分部業績如下列示：

		Airline operations 航空業務分部 RMB'000 人民幣千元	**Other segments 其他業務分部 RMB'000 人民幣千元**	**Elimination 分部間抵銷 RMB'000 人民幣千元**	**Unallocated* 未分配項目* RMB'000 人民幣千元**	**Total 合計 RMB'000 人民幣千元**
Reportable segment revenue from external customers	對外客戶的報告分部收入	**39,727,636**	**103,695**	**–**	**–**	**39,831,331**
Inter-segment sales	分部間銷售	**–**	**126,124**	**(126,124)**	**–**	**–**
Reportable segment revenue	報告分部收入	**39,727,636**	**229,819**	**(126,124)**	**–**	**39,831,331**
Reportable segment profit before income tax	報告分部税前溢利	**644,307**	**18,563**	**–**	**(22,749)**	**640,121**
Reportable segment assets	報告分部資產	**69,850,127**	**1,153,130**	**(137,660)**	**1,153,084**	**72,018,681**
Reportable segment liabilities	報告分部負債	**68,068,474**	**474,739**	**(137,660)**	**–**	**68,405,553**
Other segment information	其他分部資料					
Depreciation and amortisation	折舊和攤銷費用	**5,278,242**	**54,494**	**–**	**–**	**5,332,736**
Impairment losses	資產減值損失	**118,022**	**202**	**–**	**–**	**118,224**
Capital expenditure	資本性支出	**8,112,355**	**70,386**	**–**	**–**	**8,182,741**

The segment results for the year ended 31 December 2008 are as follows:

截至二零零八年十二月三十一日止年度的分部業績如下列示：

		Airline operations 航空業務分部 RMB'000 人民幣千元	Other segments 其他業務分部 RMB'000 人民幣千元	Elimination 分部間抵銷 RMB'000 人民幣千元	Unallocated* 未分配項目* RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Reportable segment revenue from external customers	對外客戶的報告分部收入	41,745,906	96,455	–	–	41,842,361
Inter-segment sales	分部間銷售	–	171,213	(171,213)	–	–
Reportable segment revenue	報告分部收入	41,745,906	267,668	(171,213)	–	41,842,361
Reportable segment loss/(profit) before income tax	報告分部税前(虧損)/溢利	(14,136,843)	45,898	–	105,837	(13,985,108)
Reportable segment assets	報告分部資產	70,762,308	1,183,416	(135,637)	1,373,919	73,184,006
Reportable segment liabilities	報告分部負債	83,861,674	523,120	(135,637)	–	84,249,157
Other segment information	其他分部資料					
Depreciation and amortisation	折舊和攤銷費用	4,588,298	122,974	–	–	4,711,272
Impairment losses	資產減值損失	2,020,971	1,207	–	–	2,022,178
Capital expenditure	資本性支出	11,526,771	20,513	–	–	11,547,284

* *Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.*

* *未分配資產主要包括投資於聯營公司及合營公司及可供出售金融資產。未分配業績主要包括攤佔聯營公司及合營公司業績。*

000111

7. SEGMENT INFORMATION (continued)

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical segment are analysed based on the following criteria:

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong"), Macau Special Administrative Region ("Macau") and Taiwan, (collectively known as "Regional")) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

7. 分部資料(續)

(b) 儘管業務遍及全球，本集團之業務分部於三個主要的地理區域經營。

本集團分地區分佈之收入分析如下：

(i) 於中國境內(不包括中國香港特別行政區(「香港」)、中國澳門特別行政區(「澳門」)及台灣地區(「台灣」)，以下統稱「港澳台地區」)提供服務所賺取的運輸收入屬於國內業務收入。提供中國與港澳台地區或海外市場間去程及回程服務所賺取的運輸收入按海外航線的始發點或終點劃歸為所屬地區業務收入。

(ii) 提供售票服務收入，機場地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	境內（中國，不包括港澳台地區）	**27,482,611**	24,810,917
Regional (Hong Kong, Macau and Taiwan)	港澳台地區	**1,986,964**	2,496,303
International	國際	**10,361,756**	14,535,141
Total	合計	**39,831,331**	41,842,361

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic and hence segment assets and capital expenditure by geographic have not been presented.

本集團主要收入來源於飛機資產，此等飛機均註冊於中國。由於本集團之飛機可在不同航線中自由使用，沒有將此等資產及相關負債按地區合理分配的基礎，因此並未按照地區來披露資產及資本性支出。

7. SEGMENT INFORMATION (continued) 7. 分部資料（續）

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

(c) 報告分部收入、分部溢利或虧損、分部資產及分部負債與合併財務報表列示之合併數據之差異調節

			Group 集團	
		Note 註釋	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Revenue	**收入**			
Reportable segment revenue	報告分部的收入總額		**39,831,331**	41,842,361
– Reclassification of business tax and expired sales in advance of carriage	一營業税及逾期預售票款結轉收入的重分類	*(i)*	**(841,672)**	(769,804)
Consolidated revenue	合併收入		**38,989,659**	41,072,557

			Group 集團	
		Note 註釋	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Profit/(loss) before income tax	**税前溢利／(虧損)**			
Reportable segment profit/(loss)	報告分部税前溢利／(虧損)		**640,121**	(13,985,108)
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	一飛機、發動機及飛行設備折舊及減值損失的差異	*(ii)*	**(64,988)**	(517,730)
– Provision for post-retirement benefits	一退休後福利的準備	*(iii)*	**(334,348)**	(110,458)
– Difference in goodwill impairment	一商譽減值的差異	*(iv)*	**–**	(688,311)
– Others	一其他		**8,420**	45,598
Consolidated profit/(loss) before income tax	合併税前溢利／(虧損)		**249,205**	(15,256,009)

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(c) 報告分部收入、分部溢利或虧損、分部資產及分部負債與合併財務報表列示之合併數據之差異調節（續）

		Note 註釋	Group 集團 2009 二零零九年 RMB'000 人民幣千元	Group 集團 2008 二零零八年 RMB'000 人民幣千元
Assets	**資產**			
Reportable segment assets	報告分部資產總額		**72,018,681**	73,184,006
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	一飛機、發動機及飛行設備折舊及減值損失的差異	(ii)	**167,912**	232,900
– Reversal of revaluation surplus relating to land use rights	一沖銷土地使用權評估增值	(v)	**(360,626)**	(369,046)
– Others	一其他		**25,425**	4,030
Consolidated total assets	合併資產總額		**71,851,392**	73,051,890

		Note 註釋	Group 集團 2009 二零零九年 RMB'000 人民幣千元	Group 集團 2008 二零零八年 RMB'000 人民幣千元
Liabilities	**負債**			
Reportable segment liabilities	報告分部負債總額		**68,405,553**	84,249,157
– Provision for post-retirement benefits	一退休後福利的準備	(iii)	**1,849,933**	1,515,585
– Others	一其他		**(80,275)**	(73,343)
Consolidated total liabilities	合併負債總額		**70,175,211**	85,691,399

Notes:

(i) The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft, engines and rotable adopted for depreciation purpose in prior years under PRC GAAP and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii) In accordance with the PRC Accounting Standards, employees' post-retirement benefits are recognised upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period.

(iv) The basis of recognising the value of the underlying assets and liabilities acquired in prior years was different under the PRC Accounting Standards and IFRS. Accordingly the amount of goodwill and impairment of goodwill was different.

註釋：

(i) 該差異為營業税金及逾期預售票款在中國企業會計準則與國際財務報告準則下的分類差異。

(ii) 該差異為飛機、發動機以及高價周轉件於以往年度在中國企業會計準則下與國際財務報告準則下的的折舊年限以及殘值不同而產生的差異。儘管近年來，該等資產的折舊政策在中國企業會計準則與國際財務報告準則下已統一，但由於上述更改為會計估計變更並採用未來適用法處理，因此該等資產的賬面價值以及相關的折舊在中國企業會計準則與國際財務報告準則下仍存在差異。

(iii) 根據中國企業會計準則，員工退休後福利於實際付款時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內作出預提。

(vi) 在國際財務報告準則及中國會計準則和制度下，對於確認於以往年度收購業務的相關資產及負債的基準有所不同，因此商譽的價值亦有所不同，計提的商譽減值準備也存在差異。

7. SEGMENT INFORMATION (continued)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

Notes: (continued)

(v) Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution upon restructuring for listing are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

7. 分部資料(續)

(c) 報告分部收入、分部溢利或虧損、分部資產及分部負債與合併財務報表列示之合併數據之差異調節(續)

註釋:(續)

(v) 在中國企業會計準則下,本公司重組上市時母公司以折價入股投入本公司的土地使用權,以評估值減累計攤銷列賬。根據國際財務報告準則,土地使用權作為經營性租賃預付款以歷史成本列示,本公司重組上市時的土地使用權的歷史成本為零。

8. GAIN/(LOSS) ON FAIR VALUE MOVEMENTS OF FINANCIAL DERIVATIVES

8. 衍生工具公允價值變動收益/(損失)

		Group 集團	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Gain/(loss) arising from fair value movements of financial derivatives	衍生工具公允價值變動收益/(損失)		
— Crude oil option contracts *(Note 38(c))*	一原油期權合約*(註釋38(c))*	**3,743,746**	(6,255,791)
— Other derivatives *(Note 38(a) & (b))*	一其他衍生工具*(註釋38(a) & (b))*	**30,942**	(145,201)
		3,774,688	(6,400,992)

9. WAGES, SALARIES AND BENEFITS

9. 工資、薪金及福利

		Group 集團	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**3,502,069**	3,259,465
Employee welfare and benefits	僱員福利及利益	**255,214**	227,206
Defined contribution retirement schemes *(Note 36(a))*	定額退休金計劃*(註釋36(a))*	**521,596**	452,879
Post-retirement benefits *(Note 36(b))*	僱員退休後福利費用*(註釋36(b))*	**440,878**	200,603
Staff housing fund *(Note 37(a))*	員工住房基金*(註釋37(a))*	**323,348**	281,776
Staff housing allowance *(Note 37(b))*	職工住房補貼*(註釋37(b))*	**105,772**	123,383
		5,148,877	4,545,312

9. WAGES, SALARIES AND BENEFITS (continued)

9. 工資、薪金及福利（續）

(a) Emoluments of directors and supervisors

(a) 董事及監事的酬金

Details of the emoluments paid to the Company's directors and supervisors are as follows:

支付給公司董事及監事的酬金包括下列各項：

		2009 二零零九年		
		Salaries and Allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*/***	劉紹勇*/***	–	–	–
Ma Xulun	馬須倫	142	–	142
Luo Chaogeng*	羅朝庚*	–	–	–
Li Jun*	李軍*	–	–	–
Luo Zhuping	羅祝平	182	–	182
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao	胡鴻高	120	–	120
Peter Lok**	樂鞏南**	106	–	106
Wu Baiwang	吳百旺	120	–	120
Zhou Ruijin	周瑞金	120	–	120
Xie Rong	謝榮	120	–	120
Liu Keya***	劉克涯***	106	–	106
Supervisors	**監事**			
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Wang Taoying**	王桃英**	44	–	44
Yang Jie**	楊潔**	–	–	–
Liu Jiashun*	劉家順*	–	–	–
Yan Taisheng***	燕泰勝***	172	–	172
Feng Jinxiong***	馮金雄***	142	–	142
Total	**合計**	1,374	–	1,374

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(a) Emoluments of directors and supervisors (continued) (a) 董事及監事的酬金(續)

		2008 二零零八年		
		Salaries and Allowance 薪金及補貼 *RMB'000* *人民幣千元*	Bonus 花紅 *RMB'000* *人民幣千元*	Total 總額 *RMB'000* *人民幣千元*
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Ma Xulun*	馬須倫*	–	–	–
Li Fenghua*	李豐華*	–	–	–
Luo Chaogeng*	羅朝庚*	–	–	–
Cao Jianxiong*	曹建雄*	–	–	–
Li Jun*	李軍*	–	–	–
Luo Zhuping	羅祝平	173	–	173
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao	胡鴻高	120	–	120
Peter Lok	樂鞏南	117	–	117
Wu Baiwang	吳百旺	120	–	120
Zhou Ruijin	周瑞金	120	–	120
Xie Rong	謝榮	120	–	120
Supervisors	**監事**			
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Yang Jie	楊潔	45	–	45
Wang Taoying	王桃英	162	–	162
Liu Jiashun*	劉家順*	–	–	–
Total	**合計**	977	–	977

* *These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.*

* *該等本公司董事及監事向本公司及其附屬公司提供服務,並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團,因此此分類沒有在此表中反映。*

** *These directors and supervisors of the Company retired or resigned during the year ended 31 December 2009.*

** *該等本公司董事及監事於本年度退休或辭職。*

*** *These directors and supervisors of the Company were newly appointed during the year ended 31 December 2009.*

*** *該等本公司董事及監事於二零零九年度新聘任。*

During the year ended 31 December 2009, no directors and supervisors of the Company waived their emoluments (2008: Nil).

於截至二零零九年十二月三十一日止年度,並無任何一位本公司董事及監事放棄其酬金(二零零八年:無)。

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(b) Five highest paid individuals (b) 五位最高薪人員的酬金

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2009. The emoluments payable to the five (2008: five) highest paid individuals are as follows:

於二零零九年度，本公司五位最高薪人員中無任何一位董事及監事。五位(二零零八年：五位)最高薪人員的酬金詳情如下：

		Group 集團	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**3,393**	3,159

The emoluments fell within the following band:

酬金級別如下：

		Number of individuals 人數	
		2009 二零零九年	2008 二零零八年
Below HK$1,000,000	1,000,000港元以下	**5**	5

During the year ended 31 December 2009, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2008: Nil).

於截至二零零九年十二月三十一日止年度，本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零零八年：無)。

10. IMPAIRMENT LOSSES 10. 資產減值損失

		Group 集團	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Goodwill impairment *(Note (a))*	商譽減值*(註釋(a))*	**–**	993,143
Impairment charge on property, plant and equipment *(Note (b))*	物業、機器及設備減值*(註釋(b))*	**16,396**	1,441,904
Impairment charge on non-current assets held for sale *(Note (c))*	持有待售非流動資產減值*(註釋(c))*	**35,443**	235,273
Other impairment charge	其他資產減值	**57,578**	306,358
		109,417	2,976,678

10. IMPAIRMENT LOSSES (continued)

Note:

(a) *For the year ended 31 December 2008, the Group recognised an impairment charge of RMB993 million against goodwill which had previously been recognised in the connection with the Group's acquisitions of airline businesses (Note 18).*

(b) *In 2008, the Group performed an impairment test on property, plant and equipment ("PP&E") as at 31 December 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment, reflecting their relatively lower operation efficiency and management's intention to retire them in the near future. In determining the recoverable amounts of the related assets, management had compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.*

(c) *After assessing the fair value less costs to sell as at the balance sheet date which was primarily determined by reference to estimated market value, an additional impairment loss of RMB35 million (2008: RMB235 million) was made against certain aircraft and related flight equipment which have been classified as "non-current assets held for sale" (Note 42).*

10. 資產減值損失（續）

註釋：

(a) *於二零零八年十二月三十一日，本集團對購併航空業務時所確認的商譽計提了人民幣9.93億元的減值準備（註釋18）。*

(b) *於二零零八年十二月三十一日，本集團對物業、機器及設備進行了減值測試，並依據減值測試結果對若干運營收益較差並計劃於短期內退役的機型的相關飛機、發動機以及高價周轉件、按其可收回金額計提了減值準備計人民幣14.42億元。在計算可收回金額時，本集團比較了相關資產的未來現金流量的現值及公允價值減去處置費用後的淨值，公允價值乃參照評估的市場價格。*

(c) *於資產負債表日，本集團參考市場的價格對已列為持有待售非流動資產的相關飛機以及航材的公允價值減去處置費用後的淨值進行了評估，並根據評估結果計提減值損失計人民幣0.35億元（二零零八年：2.35億元）（註釋42）。*

11. OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after crediting and charging the following items:

11. 經營溢利／(虧損)

經營溢利／(虧損)以扣除或貸記下列項目列示：

			Group 集團	
		Note 註釋	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Crediting:	計入：			
Gain on disposals of property, plant and equipment	物業、機器及設備處置收益		**–**	267,084
Charging:	扣除：			
Amortisation of intangible assets	無形資產攤銷		**109,799**	110,151
Depreciation of property, plant and equipment	物業、機器及設備折舊			
— leased	一租賃		**2,189,310**	1,913,877
— owned	一自置		**2,878,040**	2,626,652
Amortisation of lease prepayments	預付租賃款攤銷		**25,686**	25,940
Consumption of flight equipment spare parts	飛機設備零件消耗		**351,151**	476,282
Provision for impairment of trade and other receivables	應收賬款及其他應收款減值準備		**8,807**	34,760
Auditors' remuneration	核數師酬金		**12,000**	18,000

12. FINANCE INCOME 12. 財務收入

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Exchange gains, net *(Note)*	淨匯兌收益*(註)*	**95,379**	1,972,350
Interest income	利息收入	**109,925**	89,275
		205,304	2,061,625

Note:

The exchange gain for the years ended 31 December 2009 and 2008 primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

註：

截止二零零九年十二月三十一日止年度及二零零八年十二月三十一日至年度，匯兑收益主要來源於本集團以外幣計量的融資租賃負債及借款的年末匯兑轉換。

13. FINANCE COSTS 13. 財務支出

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Interest relating to obligations under finance leases	融資租賃負債利息	**486,845**	646,079
Interest on loans from banks and financial institutions	銀行及金融機構借款利息	**1,407,053**	1,940,171
Interest relating to notes payable	應付票據利息	**83,964**	84,050
		1,977,862	2,670,300
Less: Amounts capitalised into advanced payments on acquisition of aircraft *(Note)*	減：資本化為飛機預付款的金額*(註釋)*	**(223,222)**	(342,153)
		1,754,640	2,328,147

Note:

The average interest rate used for interest capitalisation is 4.50% per annum for the year ended 31 December 2009 (2008: 5.43%).

註釋：

於二零零九年度，資本化利息採用的平均年利率為4.50%（二零零八年：5.43%）

14. INCOME TAX 14. 稅項

Income tax charged/(credited) to the consolidated income statement is as follows:

自合併利潤表計入／(扣除)的稅項如下：

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Provision for PRC income tax	中國所得稅準備	**60,398**	35,432
Deferred taxation *(Note 35)*	遞延稅項*(註釋35)*	**(7,851)**	38,484
		52,547	73,916

14. INCOME TAX (continued)

Prior to 2008, the Company and certain of its subsidiaries (the "Pudong Subsidiaries") located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law"), which was approved by the National People's Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended 31 December 2009, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 20% (2008: 18%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and subject to Hong Kong corporate income tax rate of 16.5% (2008: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2008: 25%) under the New CIT Law.

Tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the home country of the Company as follows:

14. 稅項(續)

於二零零八年以前，本公司及於上海市浦東新區註冊的若干附屬公司(「浦東附屬公司」)可享受上海浦東新區的稅務優惠政策，稅率為15%。自二零零八年一月一日起施行的中華人民共和國全國人民代表大會於二零零七年三月十六日通過的《中華人民共和國企業所得稅法》(「新所得稅法」)後，本公司適用的企業所得稅稅率在二零零八年至二零一二年的五年期間內逐步過渡到25%。於二零零九年度，本公司及浦東附屬公司適用的所得稅稅率為20%(二零零八年：18%)。除註冊在香港的附屬公司按照香港稅法規定適用16.5%(二零零八年：16.5%)的所得稅率外，本公司其他的附屬公司基本上按照新所得稅法規定適用標準所得稅率25%(二零零八年：25%)。

本集團就合併利潤表的稅項，與本公司所屬國家適用的稅率而應產生之理論稅額的差額如下：

		Group 集團	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Profit/(loss) before income tax	除稅前溢利／(虧損)	**249,205**	(15,256,009)
Adjusted by:	調整：		
Share of result of associates and jointly controlled entities	攤佔聯營公司及共同控制實體的業績	**(22,749)**	(93,718)
		226,456	(15,349,727)
Tax calculated at the enacted tax rate of 20% (2008: 18%)	按20%稅率計算的所得稅費用(2008年：18%)	**45,856**	(2,762,951)
Effect attributable to subsidiaries charged at tax rates of 25% or 16.5% (2008: 25% or 16.5%)	附屬公司25%或16.5%所得稅稅率的影響(2008年：25%或16.5%)	**(18,353)**	(67,505)
Expenses not deductible for tax purposes	不可扣稅的費用	**6,367**	6,462
Utilisation of previously unrecognised tax losses	使用以前年度未確認的稅務虧損	**(30,014)**	–
Written off of deferred tax asset recognised by a subsidiary in prior year	沖銷以前年度子公司確認的遞延所得稅資產	**–**	34,773
Unrecognised tax losses for the year	本年度未予確認的稅務虧損	**300,830**	1,093,350
Utilisation of previously unrecognised deductable temporary differences	沖減以前年度未確認遞延所得稅資產的可抵扣暫時性差異	**(1,000,624)**	–
Unrecognised temporary differences for the year	本年度未確認暫時性差異	**748,485**	1,769,787
Tax charge	**稅項費用**	**52,547**	73,916

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2009, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵稅的共識，本集團於截至二零零九年十二月三十一日止年度並無重大海外稅款。

15. DIVIDEND

The Board has not recommended any dividend for the year ended 31 December 2009 (2008: Nil).

15. 股息

本公司董事會建議截至二零零九年十二月三十一日止年度不派發任何股息(二零零八年：零)。

16. PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB1,074 million (2008: loss of RMB13,877 million).

16. 本公司權益持有人應佔溢利／(虧損)

應歸屬於本公司權益持有人的溢利計人民幣10.74億元(2008：虧損人民幣138.77億元)已經包含於本公司的財務報表中。

17. EARNINGS/(LOSS) PER SHARE

The calculation of basic earning per share is based on the profit attributable to equity holders of the Company of RMB169 million (2008: a loss of RMB15,269 million) and the weighted average number of shares of 6,436,828,000 (2008: 4,866,950,000) in issue during the year ended 31 December 2009.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

17. 每股溢利／(虧損)

每股基本溢利乃按本公司權益持有人應佔年度溢利人民幣1.69億元(二零零八年：虧損人民幣152.69億元)和本年內已發行的加權平均股數6,436,828,000股(二零零八年：4,866,950,000股)計算。

本公司並無潛在可攤薄普通股的購股權或其他金融工具。

18. INTANGIBLE ASSETS

18. 無形資產

		Group 集團			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2008	於二零零八年一月一日	993,143	320,000	132,141	1,445,284
Other additions	其他添置	–	–	23,439	23,439
At 31 December 2008	於二零零八年十二月三十一日	993,143	320,000	155,580	1,468,723
At 1 January 2009	於二零零九年一月一日	993,143	320,000	155,580	1,468,723
Other additions	其他添置	–	–	14,570	14,570
At 31 December 2009	**於二零零九年十二月三十一日**	**993,143**	**320,000**	**170,150**	**1,483,293**
Accumulated amortisation	**累計攤銷**				
At 1 January 2008	於二零零八年一月一日	–	135,064	65,514	200,578
Charge for the year	本年攤銷	–	82,194	27,957	110,151
At 31 December 2008	於二零零八年十二月三十一日	–	217,258	93,471	310,729
At 1 January 2009	於二零零九年一月一日	–	217,258	93,471	310,729
Charge for the year	本年攤銷	–	82,194	27,605	109,799
At 31 December 2009	**於二零零九年十二月三十一日**	–	**299,452**	**121,076**	**420,528**
Impairment	**減值**				
At 1 January 2009	於二零零九年一月一日	993,143	–	–	993,143
At 31 December 2009	**於二零零九年十二月三十一日**	**993,143**	–	–	**993,143**
Net book amount	**賬面淨值**				
At 31 December 2008	於二零零八年十二月三十一日	–	102,742	62,109	164,851
At 31 December 2009	**於二零零九年十二月三十一日**	–	**20,548**	**49,074**	**69,622**

18. INTANGIBLE ASSETS (continued)

18. 無形資產(續)

		Company 公司			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2008	於二零零八年一月一日	688,311	320,000	130,745	1,139,056
Other additions	其他添置	–	–	23,321	23,321
At 31 December 2008	於二零零八年十二月三十一日	688,311	320,000	154,066	1,162,377
At 1 January 2009	於二零零九年一月一日	688,311	320,000	154,066	1,162,377
Other additions	其他添置	–	–	11,461	11,461
At 31 December 2009	**於二零零九年十二月三十一日**	**688,311**	**320,000**	**165,527**	**1,173,838**
Accumulated amortisation	**累計攤銷**				
At 1 January 2008	於二零零八年一月一日	–	135,064	64,318	199,382
Charge for the year	本年攤銷	–	82,194	27,911	110,105
At 31 December 2008	於二零零八年十二月三十一日	–	217,258	92,229	309,487
At 1 January 2009	於二零零九年一月一日	–	217,258	92,229	309,487
Charge for the year	本年攤銷	–	82,194	26,856	109,050
At 31 December 2009	**於二零零九年十二月三十一日**	**–**	**299,452**	**119,085**	**418,537**
Impairment	**減值**				
At 1 January 2009	於二零零九年一月一日	688,311	–	–	688,311
At 31 December 2009	**於二零零九年十二月三十一日**	**688,311**	**–**	**–**	**688,311**
Net book amount	**賬面淨值**				
At 31 December 2008	於二零零八年十二月三十一日	–	102,742	61,837	164,579
At 31 December 2009	**於二零零九年十二月三十一日**	**–**	**20,548**	**46,442**	**66,990**

Notes:

(a) Impairment tests for goodwill

For the year ended 31 December 2008, the Group and the Company recognised impairment charge of RMB993 million and RMB688 million respectively, against goodwill which had previously been recognised in connection with the acquisition of airline businesses. The impairment charge recognised represented the amount by which the CGU's carrying amount exceeded its recoverable amount.

The recoverable amount of a CGU was determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management.

Management determined budgeted passenger yield increase rate, load factor and aircraft daily utilisation based on past performance and its expectations for market development. The discount rate used is pre-tax and reflects specific risks relating to the Group's business.

(b) Sponsorship fees

In March 2006, the Company entered into a sponsorship agreement (the "Sponsorship Agreement") with the Bureau of 2010 Expo Shanghai (the "Bureau") which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group's products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by instalments, the remaining RMB160 million would be settled by value-in-kind services ("VIK") (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognised and amortised on straight-line basis over the period from the effective date of the Sponsorship Agreement to 13 March 2010. The outstanding sponsorship fee of RMB116 million (2008: 178 million) has been recognised as other payables (Note 30) in the Group's and the Company's balance sheet.

註釋：

(a) 商譽的減值測試

二零零八年十二月三十一日，本集團與本公司分別就收購航空業務產生的商譽計提了人民幣9.93億元與6.88億元的減值準備。確認的減值準備損失為現金產生單位賬面價值高於未來可收回金額部分。

現金產生單元的可收回金額根據使用價值計算。現金流量預測依據管理層批准的財政預算計算。

管理層根據過往表現及其對市場發展的預測釐定客運收入水平增長率、客座率和飛機日利用率等假設。所採用的貼現率為稅前比率並反映本集團相關分部的特定風險。

(b) 贊助費

於二零零六年三月，本公司與上海市二零一零年世博會事務協調局簽訂贊助協議並被確定為二零一零年上海世博會唯一中國航空客運合作夥伴。本公司可享有的權益包括，但不限於使用世博會的徽號於本集團的產品上、享有選購世博會會址廣告空位的優先權等。本公司需要支付人民幣3.20億元的贊助費，以支援二零一零年世博會，其中人民幣1.60億元為分期支付的現金，餘下的人民幣1.60億元會以現金等價物支付（以提供貨物或服務形式）。在本集團資產負債表中此贊助費已被確認為無形資產。此無形資產在贊助協議生效日以至二零一零年三月十二日受益期內以直線法予以攤銷。此贊助款的剩餘未支付金額為人民1.16億元（2008年：1.78億元），其相應的應付款已於合併資產負債表中確認為其他應付款（註釋30）。

19. PROPERTY, PLANT AND EQUIPMENT 19. 物業、機器及設備

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2009	於二零零九年一月一日	34,410,274	35,898,970	3,411,945	4,095,257	573,462	78,389,908
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,437,513	(1,437,513)	–	–	–	–
Sales and finance lease back *(Note (b))*	售後融資租回*(註釋(b))*	(1,984,281)	590,253	–	–	–	(1,394,028)
Transfers from construction in progress	從在建工程轉入	–	–	138,057	23,704	(161,761)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入*(註釋21)*	3,482,854	–	–	–	–	3,482,854
Other additions	其他添置	4,616,562	448,861	19,849	270,497	355,051	5,710,820
Other disposals	其他出售	(690,491)	(477,880)	(25,481)	(244,109)	–	(1,437,961)
At 31 December 2009	於二零零九年十二月三十一日	41,272,431	35,022,691	3,544,370	4,145,349	766,752	84,751,593
Accumulated depreciation	**累計折舊**						
At 1 January 2009	於二零零九年一月一日	14,583,418	6,526,300	781,786	2,360,080	–	24,251,584
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	726,827	(726,827)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,148,938)	–	–	–	–	(1,148,938)
Charge for the year	本年度折舊	2,383,158	2,189,310	109,872	385,010	–	5,067,350
Other disposals	其他出售	(683,869)	(477,880)	(6,756)	(171,521)	–	(1,340,026)
At 31 December 2009	於二零零九年十二月三十一日	15,860,596	7,510,903	884,902	2,573,569	–	26,829,970
Impairment	**減值準備**						
At 1 January 2009	於二零零九年一月一日	966,191	473,393	13,094	550	6,623	1,459,851
Charge for the year	本年度計提	–	–	–	–	16,396	16,396
Sales and finance lease back	售後融資租回	(245,090)	–	–	–	–	(245,090)
Reversal upon disposal	出售後轉回	–	–	(13,094)	–	–	(13,094)
At 31 December 2009	於二零零九年十二月三十一日	721,101	473,393	–	550	23,019	1,218,063
Net book amount	**賬面淨值**						
At 31 December 2009	於二零零九年十二月三十一日	24,690,734	27,038,395	2,659,468	1,571,230	743,733	56,703,560
At 1 January 2009	於二零零九年一月一日	18,860,665	28,899,277	2,617,065	1,734,627	566,839	52,678,473

19. PROPERTY, PLANT AND EQUIPMENT (continued)

19. 物業、機器及設備(續)

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 *RMB'000* *人民幣千元*	Held under finance leases 以融資租賃持有 *RMB'000* *人民幣千元*	Buildings 樓宇 *RMB'000* *人民幣千元*	Other property, plant and equipment 其他物業、機器及設備 *RMB'000* *人民幣千元*	Construction in progress 在建工程 *RMB'000* *人民幣千元*	Total 合計 *RMB'000* *人民幣千元*
Cost	**成本值**						
At 1 January 2008	於二零零八年一月一日	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	3,094,561	(3,094,561)	–	–	–	–
Sales and finance lease back	售後融資租回	(3,085,419)	3,085,419	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	233,746	19,313	(253,059)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入*(註釋21)*	411,153	3,816,843	–	–	–	4,227,996
Other additions	其他添置	1,781,272	4,683,699	360,498	335,220	345,730	7,506,419
Other disposals	其他出售	(719,787)	(408,134)	(8,047)	(143,060)	–	(1,279,028)
At 31 December 2008	於二零零八年十二月三十一日	34,410,274	35,898,970	3,411,945	4,095,257	573,462	78,389,908
Accumulated depreciation	**累計折舊**						
At 1 January 2008	於二零零八年一月一日	13,165,501	4,820,675	673,892	1,986,752	–	20,646,820
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,580,097	(1,580,097)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,779,979)	1,779,979	–	–	–	–
Charge for the year	本年度折舊	2,138,172	1,913,877	108,826	379,654	–	4,540,529
Other disposals	其他出售	(520,373)	(408,134)	(932)	(6,326)	–	(935,765)
At 31 December 2008	於二零零八年十二月三十一日	14,583,418	6,526,300	781,786	2,360,080	–	24,251,584
Impairment	**減值準備**						
At 1 January 2008	於二零零八年一月一日	–	–	13,094	550	4,303	17,947
Charge for the year	本年度計提	966,191	473,393	–	–	2,320	1,441,904
At 31 December 2008	於二零零八年十二月三十一日	966,191	473,393	13,094	550	6,623	1,459,851
Net book amount	**賬面淨值**						
At 31 December 2008	於二零零八年十二月三十一日	18,860,665	28,899,277	2,617,065	1,734,627	566,839	52,678,473
At 1 January 2008	於二零零八年一月一日	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754

19. PROPERTY, PLANT AND EQUIPMENT (continued)

19. 物業、機器及設備（續）

Company 公司

		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2009	於二零零九年一月一日	28,791,576	31,723,324	1,940,264	2,508,204	415,202	65,378,570
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,149,574	(1,149,574)	–	–	–	–
Sales and finance lease back *(Note (b))*	售後融資租回*(註釋(b))*	(1,984,281)	590,253	–	–	–	(1,394,028)
Transfers from construction in progress	從在建工程轉入	–	–	63,093	22,268	(85,361)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入*(註釋21)*	2,940,679	–	–	–	–	2,940,679
Other additions	其他添置	3,958,228	425,622	39,568	178,938	299,483	4,901,839
Other disposals	其他出售	(664,198)	(477,880)	(4,903)	(112,060)	–	(1,259,041)
At 31 December 2009	於二零零九年十二月三十一日	34,191,578	31,111,745	2,038,022	2,597,350	629,324	70,568,019
Accumulated depreciation	**累計折舊**						
At 1 January 2009	於二零零九年一月一日	11,505,397	5,808,513	463,204	1,643,832	–	19,420,946
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	559,825	(559,825)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,148,938)	–	–	–	–	(1,148,938)
Charge for the year	本年度折舊	2,110,337	1,930,392	60,570	276,172	–	4,377,471
Other disposals	其他出售	(657,576)	(477,880)	(535)	(93,955)	–	(1,229,946)
At 31 December 2009	於二零零九年十二月三十一日	12,369,045	6,701,200	523,239	1,826,049	–	21,419,533
Impairment	**減值準備**						
At 1 January 2009	於二零零九年一月一日	966,191	473,393	–	–	5,200	1,444,784
Sales and finance lease back	售後融資租回	(245,090)	–	–	–	–	(245,090)
At 31 December 2009	於二零零九年十二月三十一日	721,101	473,393	–	–	5,200	1,199,694
Net book amount	**賬面淨值**						
At 31 December 2009	於二零零九年十二月三十一日	21,101,432	23,937,152	1,514,783	771,301	624,124	47,948,792
At 1 January 2009	於二零零九年一月一日	16,319,988	25,441,418	1,477,060	864,372	410,002	44,512,840

19. PROPERTY, PLANT AND EQUIPMENT (continued)　19. 物業、機器及設備(續)

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 *RMB'000* *人民幣千元*	Held under finance leases 以融資租賃持有 *RMB'000* *人民幣千元*	Buildings 樓宇 *RMB'000* *人民幣千元*	Other property, plant and equipment 其他物業、機器及設備 *RMB'000* *人民幣千元*	Construction in progress 在建工程 *RMB'000* *人民幣千元*	Total 合計 *RMB'000* *人民幣千元*
Cost	**成本值**						
At 1 January 2008	於二零零八年一月一日	27,203,710	23,659,953	1,539,304	2,433,576	205,951	55,042,494
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	3,094,561	(3,094,561)	–	–	–	–
Sales and finance lease back	售後融資租回	(3,085,419)	3,085,419	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	56,226	19,314	(75,540)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入*(註釋21)*	411,153	3,816,843	–	–	–	4,227,996
Other additions	其他添置	1,662,101	4,616,658	346,804	150,603	284,791	7,060,957
Other disposals	其他出售	(494,530)	(360,988)	(2,070)	(95,289)	—	(952,877)
At 31 December 2008	於二零零八年十二月三十一日	28,791,576	31,723,324	1,940,264	2,508,204	415,202	65,378,570
Accumulated depreciation	**累計折舊**						
At 1 January 2008	於二零零八年一月一日	10,254,289	4,333,277	409,816	1,460,062	–	16,457,444
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,580,097	(1,580,097)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,779,979)	1,779,979	–	–	–	–
Charge for the year	本年度折舊	1,929,703	1,636,342	53,734	271,797	–	3,891,576
Other disposals	其他出售	(478,713)	(360,988)	(346)	(88,027)	–	(928,074)
At 31 December 2008	於二零零八年十二月三十一日	11,505,397	5,808,513	463,204	1,643,832	–	19,420,946
Impairment	**減值準備**						
At 1 January 2008	於二零零八年一月一日	–	–	–	–	4,303	4,303
Charge for the year	本年度計提	966,191	473,393	–	–	897	1,440,481
At 31 December 2008	於二零零八年十二月三十一日	966,191	473,393	–	–	5,200	1,444,784
Net book amount	**賬面淨值**						
At 31 December 2008	於二零零八年十二月三十一日	16,319,988	25,441,418	1,477,060	864,372	410,002	44,512,840
At 1 January 2008	於二零零八年一月一日	16,949,421	19,326,676	1,129,488	973,514	201,648	38,580,747

Notes:

(a) As at 31 December 2009, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB13,678 million and RMB11,273 million respectively (2008: RMB8,723 million and RMB7,209 million respectively) were pledged as collateral under certain loan arrangements (Note 32).

(b) During the year ended 31 December 2009, certain aircrafts owned by the Group with an aggregate net book value of approximately RMB590 million (cost of approximately RMB1,984 million) were sold to a third party at net book value and leased back by the Group under finance lease.

註釋：

(a) 於二零零九年十二月三十一日，本集團及本公司賬面淨值約為人民幣136.78億元及人民幣112.73億元(二零零八年：人民幣87.23億元及人民幣72.09億元)的若干飛機及樓宇已用作若干借款協定的抵押品(註釋32)。

(b) 於二零零九年，本集團將賬面淨值約為人民幣5.90億元(成本約為人民幣19.84億元)出售於第三方並融資租回。

20. LEASE PREPAYMENTS

20. 預付租賃款

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Cost	**成本**				
At 1 January	一月一日結餘	**1,230,068**	1,175,104	**551,785**	546,404
Other additions	其他增加	**–**	54,964	**–**	5,381
At 31 December	十二月三十一日結餘	**1,230,068**	1,230,068	**551,785**	551,785
Accumulated amortisation	**累計攤銷**				
At 1 January	一月一日結餘	**233,547**	207,607	**131,513**	121,268
Charge for the year	本年度折舊	**25,686**	25,940	**10,641**	10,245
At 31 December	十二月三十一日結餘	**259,233**	233,547	**142,154**	131,513
Net book amount	**賬面淨值**				
At 31 December	十二月三十一日結餘	**970,835**	996,521	**409,631**	420,272

Lease prepayments represent unamortised prepayments for land use rights.

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2009, the majority of these land use rights had remaining terms ranging from 37 to 52 years (2008: from 38 to 53 years).

本集團所有的土地使用權均位於中國，而大部份土地使用權許可權年限為自頒發日起計五十年。於二零零九年十二月三十一日，大部份的土地使用權剩餘可使用年期為三十七至五十二年(二零零八年：三十八至五十三年)。

21. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

21. 飛機預付款

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**6,413,554**	6,695,573	**6,413,554**	6,695,573
Additions	增加	**1,927,252**	3,603,824	**1,927,252**	3,603,824
Interest capitalised *(Note 13)*	資本化利息*(註釋13)*	**223,222**	342,153	**223,222**	342,153
Transfers to property, plant and equipment *(Note 19)*	轉至物業、機器及設備*(註釋19)*	**(3,482,854)**	(4,227,996)	**(2,940,679)**	(4,227,996)
Transfers to subsidiaries	轉予附屬公司	**–**	–	**(542,175)**	–
At 31 December	十二月三十一日結餘	**5,081,174**	6,413,554	**5,081,174**	6,413,554

Included in the Group's and the Company's balance as at 31 December 2009, the amount of accumulated interest capitalised is RMB517 million (2008: RMB518 million).

於二零零九年十二月三十一日，本集團及本公司結餘中的累計資本化利息合計約為人民幣5.17億元(二零零八年：人民幣5.18億元)。

22. INVESTMENTS IN SUBSIDIARIES 22. 投資於附屬公司

		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Investment, at cost	投資的成本值	**2,523,715**	2,523,715

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC or Hong Kong, are as follows:

本集團的主要附屬公司均為在中國或香港成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2009 二零零九年 RMB'000 人民幣千元	Paid-up capital 實收資本 2008 二零零八年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2009 二零零九年	Attributable equity interest 應佔股本權益 2008 二零零八年	Principal activities 主要業務
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu") 中國東方航空江蘇有限公司 (「東航江蘇」)	PRC 3 May 1993 中國 一九九三年五月三日	**880,000**	880,000	**63%**	63%	Provision of airline services 提供航空服務
China Cargo Airlines Co., Ltd. ("China Cargo") 中國貨運航空有限公司 (「中貨航」)	PRC 22 July 1998 中國 一九九八年七月二十二日	**950,000**	950,000	**70%**	70%	Provision of cargo carriage services 提供貨物運輸服務
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan") 中國東方航空武漢有限責任公司 (「東航武漢」)	PRC 16 August 2002 中國 二零零二年八月十六日	**600,000**	600,000	**96%**	96%	Provision of airline services 提供航空服務
Shanghai Eastern Flight Training Co., Ltd. 上海東方飛行培訓有限公司	PRC 18 December 1995 中國 一九九五年十二月十八日	**473,000**	473,000	**95%**	95%	Provision of flight training services 提供飛行訓練服務
Shanghai Eastern Airlines Logistics Co., Ltd. ("Eastern Logistics") 上海東方遠航物流有限公司 (「東遠物流」)	PRC 23 August 2004 中國 二零零四年八月二十三日	**200,000**	200,000	**70%**	70%	Provision of cargo logistics services 提供貨運物流服務
Eastern Airlines Hotel Co., Ltd. 東航大酒店有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members 主要是為飛行人員提供酒店服務
Shanghai Eastern Maintenance Co., Ltd. 上海東方飛機維修有限公司	PRC 27 November 2002 中國 二零零二年十一月二十七日	**25,658**	25,658	**60%**	60%	Provision of aircraft repair and maintenance services 提供飛機修理及大修服務
China Eastern Airlines Development (HK) Co., Ltd. 中國東方航空發展(香港)有限公司	Hong Kong 20 May 1995 香港 一九九五年五月二十日	**10,047**	10,047	**80%**	80%	Provision of ticket sales and logistics 提供銷售機票及商品運輸服務

22. INVESTMENTS IN SUBSIDIARIES (continued) 22. 投資於附屬公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本		Attributable equity interest 應佔股本權益		Principal activities 主要業務
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年**	2008 二零零八年	
China Eastern Airlines (Shantou) Economics Development Co., Ltd. 東方航空(汕頭)經濟發展有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**10,000**	10,000	**55%**	55%	Provision of airline equipment sales 生產銷售航空用品
China Eastern Airline Gifting Co., Ltd. 東方航空禮品有限公司	PRC 17 August 2007 中國 二零零七年八月十七日	**50,000**	50,000	**100%**	100%	Provision of marketing services 銷售工藝品
Eastern Business Airline Service Co., Ltd. 東方公務航空服務公司	PRC 27 September 2008 中國 二零零八年九月二十七日	**50,000**	50,000	**100%**	100%	Provision of airlines consultation services 主要提供航空業務諮詢服務

23. INVESTMENTS IN ASSOCIATES 23. 投資於聯營公司

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**568,417**	808,417	**522,058**	762,058
Share of results/reserves	攤佔業績／儲備	**154,605**	171,902	**–**	–
		723,022	980,319	**522,058**	762,058

23. INVESTMENTS IN ASSOCIATES (continued) 23. 投資於聯營公司(續)

The movement on investments in associates is as follows:

投資於聯營公司的變動如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**980,319**	601,119	**762,058**	377,872
Costs of additional investments	新增投資的成本	**–**	384,186	**–**	384,186
Disposal of shares in an associate *(Note)*	出售聯營公司股權*(註釋)*	**(210,000)**	–	**(210,000)**	–
Transfer to available-for-sale assets upon disposal of shares	重分類至可供出售金融資產	**(30,000)**	–	**(30,000)**	–
Disposal of an indirectly held associate	出售非直接控制的聯營公司	**–**	(3,820)	**–**	–
Share of results of associates	攤佔聯營公司業績	**(46,602)**	69,668	**–**	–
Share of revaluation on available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的評估增值╱(減值)	**(585)**	(19,080)	**–**	–
Share of other equity movement of an associate	聯營公司其他權益變動	**49,692**	–	**–**	–
Dividend received during the year	本年收到的股息	**(19,802)**	(51,754)	**–**	–
At 31 December	十二月三十一日結餘	**723,022**	980,319	**522,058**	762,058

Note:

On 13 April 2009, the Company entered into an agreement with China Aviation Industry Corporation to dispose 35% interests in Joy Air Co., Ltd ("Joy Air") for a consideration of RMB210 million. After completion of the disposal, the Company holds a 5% interests in Joy Air and classifies the investment as available-for-sale financial assets.

註釋：

於二零零九年四月十三日，本公司與中國航空工業集團簽訂股權轉讓協議，將持有的幸福航空有限責任公司(「幸福航空」)35%的股權按賬面價值計人民幣2.10億元的價格轉讓予中國航空工業集團公司。股權轉讓完成後，本公司持有幸福航空5%股權，故將對該公司的投資自聯營公司轉至可供出售金融資產。

000131

23. INVESTMENTS IN ASSOCIATES (continued)

23. 投資於聯營公司(續)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2009 二零零九年 RMB'000 人民幣千元	 2008 二零零八年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2009 二零零九年	 2008 二零零八年	Principal activities 主要業務
Eastern Air Group Finance Co., Ltd. ("EAGF") 東航集團財務有限責任公司 (「東航財務」)	PRC 6 December 1995 中國 一九九五年十二月六日	**400,000**	400,000	**25%**	25%	Provision of financial services to group companies of CEA Holding 為中國東航集團轄下公司提供財務服務
China Eastern Air Catering Investment Co., Ltd. 東方航空食品投資有限公司	PRC 17 November 2003 中國 二零零三年十一月十七日	**350,000**	350,000	**45%**	45%	Provision of air catering services 提供航空餐食服務
Jiangsu Huayu General Aviation Co., Ltd. 江蘇華宇通用航空有限公司	PRC 1 December 2004 中國 二零零四年十二月一日	**110,000**	110,000	**27%**	27%	Provision of aviation support services 提供航空支援服務
Eastern Aviation Import & Export Co., Ltd. ("EAIEC") 東方航空進出口有限公司 (「東航進出口」)	PRC 9 June 1993 中國 一九九三年六月九日	**80,000**	80,000	**45%**	45%	Provision of aviation equipment, spare parts purchase 從事飛機、飛行設備及飛行設備零件貿易
Collins Aviation Maintenance Service Shanghai Ltd. 上海科林斯航空維修服務有限公司	PRC 27 September 2002 中國 二零零二年九月二十七日	**USD7,000**	USD7,000	**35%**	35%	Provision of airline electronic product maintenance services 提供航線電子產品維修服務
Shanghai Dongmei Aviation Travel Co., Ltd. ("SDATC") 上海東美航空旅遊有限公司 (「東美公司」)	PRC 17 October 2004 中國 二零零四年十月十七日	**51,369**	51,369	**27%**	27%	Provision of traveling and accommodation agency services 提供旅遊及酒店住宿代理服務
Shanghai Hongpu Civil Airport Communication Co., Ltd. 上海虹浦民用機場通信有限公司	PRC 18 October 2002 中國 二零零二年十月十八日	**25,000**	25,000	**30%**	30%	Provision of cable and wireless communication services 提供有線及無線通訊服務
Eastern Aviation Advertising Service Co., Ltd. ("CAASC") 上海東方航空傳媒有限公司	PRC 04 March 1986 中國 一九八六年三月四日	**50,000**	50,000	**45%**	45%	Provision of aviation advertising agency services 從事代理民航廣告業務
Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited *(Note (a))* 上海普惠飛機發動機維修有限公司 *(註釋(a))*	PRC 28 March 2008 中國 二零零八年三月二十八日	**USD39,500**	USD39,500	**51%**	51%	Provision of maintenance of aircraft, engine and other related components maintenance services 提供飛機、發動機和其他相關部分的維修

Note:

(a) *In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ("Shanghai P&W"). Shanghai P&W has a registered capital of USD40 million in which the Company holds a 51% interests. As at 31 December 2009, the Company contributed USD40 million in cash to Shanghai P&W. According to the agreement, Technologies International has the power to govern the financial and operating policies as such the Company accounts for Shanghai P&W as an associate.*

註釋：

(a) *於二零零八年，本公司與美國聯合技術國際有限公司投資成立了上海普惠飛機發動機維修有限公司(以下簡稱「上海普惠」)，上海普惠註冊資本為0.4億美元，本公司持有該公司51%的股權。截止二零零九年十二月三十一日，本公司以0.4億美元現金對上海普惠出資。根據公司章程，美國聯合技術國際有限公司對上海普惠的財務和日常經營活動具有控制權，因此本公司將上海普惠作為聯營公司。*

23. INVESTMENTS IN ASSOCIATES (continued)

23. 投資於聯營公司(續)

Note: (continued)

註釋：(續)

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

(b) 本集團攤佔聯營公司的收入、業績、資產及負債如下：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 溢利／(虧損) RMB'000 人民幣千元
2009	**二零零九年**	**3,076,841**	**2,353,819**	**911,855**	**(46,602)**
2008	二零零八年	4,326,145	3,345,826	913,845	69,668

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

24. 投資於共同控制實體

		Group 集團		Company 公司	
		2009 **二零零九年** **RMB'000** **人民幣千元**	2008 二零零八年 RMB'000 人民幣千元	**2009** **二零零九年** **RMB'000** **人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**270,866**	270,208	**301,802**	301,802
Share of results/reserves	攤佔業績／儲備	**101,927**	92,124	**–**	–
		372,793	362,332	**301,802**	301,802

The movement on investments in jointly controlled entities is as follows:

投資於共同控制實體的變動如下：

		Group 集團		Company 公司	
		2009 **二零零九年** **RMB'000** **人民幣千元**	2008 二零零八年 RMB'000 人民幣千元	**2009** **二零零九年** **RMB'000** **人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**362,332**	336,966	**301,802**	301,802
Dividend received during the year	本年收到的股息	**(14,000)**	–	**–**	–
Share of results	攤佔共同控制實體業績	**23,803**	24,050	**–**	–
Amortisation of unrecognised gain	攤佔業績未確認溢利之攤銷	**658**	1,316	**–**	–
At 31 December	十二月三十一日結餘	**372,793**	362,332	**301,802**	301,802

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

24. 投資於共同控制實體（續）

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

本集團的主要共同控制實體均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2009 二零零九年 人民幣千元	 2008 二零零八年 人民幣千元	Attributable equity interest 應佔股本權益 2009 二零零九年	 2008 二零零八年	Principal activities 主要業務
Shanghai Technologies Aerospace Co., Ltd. ("STA") *(Note (a))* 上海科技宇航有限公司（「科技宇航」）*(註釋(a))*	PRC 28 September 2004 中國 二零零四年九月二十八日	**USD73,000**	USD73,000	**51%**	51%	Provision of repair and maintenance services 提供飛機修理及維修服務
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes") 上海東聯航空機輪剎車大修工程有限公司（「機輪剎車」）	PRC 28 December 1995 中國 一九九五年十二月二十八日	**USD2,100**	USD2,100	**40%**	40%	Provision of spare parts repair and maintenance services 提供零件維修服務
Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	PRC 21 May 1999 中國 一九九九年五月二十一日	**RMB10,000**	RMB10,000	**41%**	41%	Provision of computer systems development 提供電腦系統發展服務

Notes:

(a) *Under a Joint Venture Agreement with the joint venture partner of STA dated 10 March 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the joint venture partner.*

(b) *The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:*

註釋：

(a) *根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議，本公司同意與另一合作投資方共同享有科技宇航經濟活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。*

(b) *本集團攤佔共同控制體的收入、業績、資產及負債如下：*

		Assets ***資產*** *RMB'000* *人民幣千元*	***Liabilities*** ***負債*** *RMB'000* *人民幣千元*	***Revenues*** ***收入*** *RMB'000* *人民幣千元*	***Profit*** ***溢利*** *RMB'000* *人民幣千元*
2009	***二零零九年***	***431,326***	***58,533***	***205,244***	***23,803***
2008	*二零零八年*	*404,888*	*42,556*	*187,997*	*24,050*

25. OTHER LONG-TERM ASSETS 25. 其他長期資產

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Deposits relating to aircraft under operating leases *(Note (a))*	與經營性租賃飛機相關的存款*(註釋(a))*	**374,233**	509,887	**278,623**	360,061
Prepaid flight training fees *(Note (b))*	預付飛行培訓費*(註釋(b))*	**481,603**	337,597	**446,108**	326,254
Rental and renovation deposits	租賃及改造訂金	**23,586**	26,460	**23,427**	26,460
Other long-term assets	其他長期資產	**46,890**	67,612	**36,332**	52,576
		926,312	941,556	**784,490**	765,351

Notes:

(a) The fair values of deposits relating to aircraft held under operating leases of the Group and the Company are RMB335 million and RMB249 million (2008: RMB473 million and RMB349 million) respectively, which are determined using the expected future refunds discounted at market interest rates prevailing at the year end of 0.76%–2.11% (2008: 0.75%–2.79%).

(b) Prepaid flight training expenses represent the training expenses prepaid for pilot undergraduates and pilots in service of the Group and are amortised over the relevant training periods for which the prepayments cover on a straight-line basis.

註釋：

(a) 本集團及本公司與經營性租賃飛機相關的存款之公允價值分別為人民幣3.35億元及人民幣2.49億元（二零零八年：人民幣4.73億元及人民幣3.49億元），而其公允價值是根據預期支付款項及年末主要市場利率0.76%–2.11%（二零零八年：0.75%–2.79%）計算的。

(b) 預付飛行培訓費為預付的飛行學院新生及在職飛行員培訓費用。該等預付款項在相應的培訓期間內直線攤銷。

26. TRADE RECEIVABLES 26. 應收賬款

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

The aging analysis of trade receivables is as follows:

應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Within 90 days	九十日內	**1,299,761**	1,107,765	**1,504,084**	1,029,828
91 to 180 days	九十一日至一百八十日	**37,427**	24,283	**33,353**	141,934
181 to 365 days	一百八十一日至三百六十五日	**9,297**	30,460	**5,016**	47,351
Over 365 days	超過三百六十五日	**154,306**	128,095	**190,450**	425,780
		1,500,791	1,290,603	**1,732,903**	1,644,893
Less: provision for impairment of receivables	減：應收賬款減值撥備	**(129,920)**	(125,295)	**(115,243)**	(110,849)
Trade receivables	應收賬款	**1,370,871**	1,165,308	**1,617,660**	1,534,044

Balances with related companies included in trade receivables are summarised in Note 45(b)(i).

應收賬款中與關聯方相關的餘額匯總列示於註釋45(b)(i)。

The carrying amounts of the trade receivables approximate their fair value.

應收賬款的賬面價值接近其公允價值。

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

未逾期亦無減值的應收賬款乃與多名近期無拖欠記錄的各種客戶有關。

26. TRADE RECEIVABLES (continued)

26. 應收賬款（續）

As at 31 December 2009, trade receivables of RMB104 million (2008: RMB153 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB287 million (2008: RMB320 million) from these agents. The ageing analysis of these trade receivables is as follows:

於二零零九年十二月三十一日，應收賬款人民幣1.04億元（二零零八年：人民幣1.53億元）已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。對該些獨立客戶，本集團持有押金金額為人民幣2.87億元（二零零八年：人民幣3.20億元）。此等應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Up to 6 months	六個月以內	**94,840**	122,407	**15,656**	34,950
6 to 12 months	六至十二個月	**9,260**	30,451	**5,122**	27,800
		104,100	152,858	**20,778**	62,750

As at 31 December 2009, trade receivables of RMB87 million (2008: RMB84 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

於二零零九年十二月三十一日，應收賬款人民幣0.87億元（二零零八年：人民幣0.84億元）已經減值，並已計提全額減值撥備。餘下的減值應收賬款涉及某些有財務困境的客戶，而預計只有部份應收賬款可被收回。管理層決定減值撥備的考慮因素於註釋2(r)已述。

The ageing of impaired receivables is as follows:

已計提減值的應收賬款的賬齡如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
12 to 24 months overdue	逾期12至24個月	**32,700**	15,665	**31,338**	268,057
Over 24 months overdue	逾期24個月以上	**121,606**	112,430	**159,112**	157,723
		154,306	128,095	**190,450**	425,780

Movements on the Group's provision for impairment of trade receivables are as follows:

應收賬款減值撥備的變動如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
At 1 January	一月一日	**125,295**	86,984	**110,849**	82,834
Receivables written off during the year as uncollectible	年內列為未能收回的應收款核銷	**–**	(1,027)	**–**	(552)
Provision for impairment of receivables	本年計提減值撥備	**4,625**	39,338	**4,394**	28,567
At 31 December	十二月三十一日	**129,920**	125,295	**115,243**	110,849

The net impact of creation and release of provisions for impaired receivables have been included in 'Provision for impairment of trade and other receivables' in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

對應收款撥備的計提和撥回的淨影響已包括在利潤表中「應收賬款及其他應收款減值準備」內（註釋11）。在準備賬戶中扣除的數額一般會在預期無法收回額外現金時核銷。

26. TRADE RECEIVABLES (continued) 26. 應收賬款(續)

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

本集團應收賬款的賬面值按幣種列示如下：

		Group 集團		Company 公司	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元	**2009 二零零九年 *RMB'000* 人民幣千元**	2008 二零零八年 *RMB'000* 人民幣千元
Currency	貨幣				
Renminbi	人民幣	**1,019,919**	918,691	**1,314,257**	1,336,121
US Dollars	美元	**79,732**	51,075	**45,106**	17,580
HK Dollars	港幣	**44,332**	48,901	**44,332**	46,916
Euro	歐元	**56,663**	42,706	**43,740**	24,620
Korea Won	韓幣	**26,174**	9,021	**26,174**	9,021
Japanese Yen	日元	**93,778**	56,003	**93,778**	55,929
Other currencies	其他貨幣	**50,273**	38,911	**50,273**	43,857
		1,370,871	1,165,308	**1,617,660**	1,534,044

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

在報告日期，信貸風險的最高風險承擔為上述應收款的賬面值。

27. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES 27. 預付款、存款及其他應收款

		Group 集團		Company 公司	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元	**2009 二零零九年 *RMB'000* 人民幣千元**	2008 二零零八年 *RMB'000* 人民幣千元
Restricted bank deposits *(Note (a))*	限制性銀行存款*(註釋(a))*	**427,996**	2,159,848	**421,216**	2,082,075
Rebates receivable on aircraft acquisitions	購入飛機所得應收回扣款	**783,864**	930,665	**771,255**	881,395
Ground service fees	地面服務費	**332,446**	321,727	**251,263**	206,502
Prepaid aircraft operating lease rentals	預付飛機經營性租賃租金	**234,385**	249,308	**196,003**	210,078
Rental deposits	租賃訂金	**117,472**	99,843	**97,470**	85,678
Custom duties and value added tax recoverable	應收關稅及增值稅返還款	**55,893**	64,501	**27,521**	23,310
Short term deposits with original maturity over three months but less than a year *(Note (b))*	超過三個月但少於一年的短期存款*(註釋(b))*	**28,454**	33,116	**21,654**	31,860
Amounts due from related companies *(Note 45(b)(i))*	應收有關連公司款項*(註釋45(b)(i))*	**61,397**	189,378	**1,329,389**	772,322
Others	其他	**493,927**	428,493	**314,409**	297,274
Subtotal	小計	**2,535,834**	4,476,879	**3,430,180**	4,590,494
Less: Bad debt provision	減：減值撥備	**(165,339)**	(161,157)	**(116,179)**	(111,396)
		2,370,495	4,315,722	**3,314,001**	4,479,098

000137

27. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (continued)

Notes:

(a) *The restricted bank deposits represent: i) a security deposit of US dollar 62 million (RMB421 million equivalent) for crude oil option contracts (2008: US dollar 117 million or RMB796 million equivalent); ii) a deposit of RMB7 million for notes payable (2008: RMB17 million).*

(b) *As at 31 December 2009, the deposits were RMB and the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.36% (2008: 0.36%).*

27. 預付款、存款及其他應收款(續)

註釋：

(a) *限制性銀行存款主要為：i)原油期權合約保證金美元0.62億元（等值約人民幣4.21億元）（二零零八年：美元1.17億元（等值約人民幣7.96億元））；ii)應付票據保證金人民幣0.07億元（二零零八年：0.17億元）*

(b) *於二零零九年十二月三十一日，該等存款為人民幣且原到期日超過三個月但不超過一年銀行存款的有效利率為0.36%（二零零八年：0.36%）。*

28. CASH AND CASH EQUIVALENTS

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

28. 現金及現金等價物

本集團及本公司現金及現金等價物的賬面價值按幣種列示如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Renminbi	人民幣	**816,538**	2,623,585	**264,732**	1,636,815
HK Dollars	港元	**470,234**	9,433	**469,465**	5,812
US Dollars	美元	**253,776**	494,249	**224,095**	441,671
Euro	歐元	**43,519**	126,695	**28,588**	95,622
Japanese Yen	日元	**30,889**	37,657	**11,006**	22,705
Singapore Dollars	新加坡元	**11,126**	42,617	**11,136**	42,617
Australian Dollars	澳元	**9,666**	18,922	**9,741**	18,915
Pounds Sterling	英鎊	**7,860**	11,016	**7,878**	11,016
Canadian Dollars	加元	**3,834**	12,394	**8,789**	12,245
Others	其他	**87,806**	74,442	**82,800**	74,523
		1,735,248	3,451,010	**1,118,230**	2,361,941

29. TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

29. 應付賬款及應付票據

應付賬款及應付票據的賬齡分析如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Within 90 days	九十日以內	**5,161,027**	3,518,572	**5,100,826**	3,479,830
91 to 180 days	九十一日至一百八十日	**772,255**	1,271,555	**764,457**	1,267,886
181 to 365 days	一百八十一日至三百六十五日	**157,856**	317,695	**114,581**	166,562
Over 365 days	超過三百六十五日	**389,321**	351,272	**313,684**	305,725
		6,480,459	5,459,094	**6,293,548**	5,220,003

29. TRADE PAYABLES AND NOTES PAYABLE (continued)

As at 31 December 2009, the trade payables and notes payable balances of the Group and the Company included amounts due to related companies of RMB1,013 million (2008: RMB1,692 million) and RMB1,091 million (2008: RMB1,851 million) respectively (Note 45(b)(ii)).

As at 31 December 2009, notes payable totaling RMB4,936 million (2008: RMB3,840 million) were unsecured. Part of notes payable's effective interests rates ranged from 1.6% to 5.9% (2008: 2.9% to 5.9%) and all notes are repayable within six months.

29. 應付賬款及應付票據(續)

於二零零九年十二月三十一日，本集團和本公司應付賬款及應付票據餘額中應付關聯公司餘額分別為人民幣10.13億元(二零零八年：人民幣16.92億元)和人民幣10.91億元(二零零八年：人民幣18.51億元)(註釋45(b)(ii))。

於二零零九年十二月三十一日，應付票據總額為人民幣49.36億元(二零零八年：人民幣38.40億元)，無擔保，部分應付票據的折現率為1.6%至5.9%(二零零八年：2.9%至5.9%)，所有應付票據將於六個月內支付。

30. OTHER PAYABLES AND ACCRUED EXPENSES

30. 其他應付款及預提費用

		Group 集團		**Company 公司**	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元	**2009 二零零九年 *RMB'000* 人民幣千元**	2008 二零零八年 *RMB'000* 人民幣千元
Accrued fuel cost	預提飛機航油費用	**2,196,652**	3,841,660	**2,043,083**	3,534,281
Accrued take-off and landing charges	預提飛機起降費用	**2,331,711**	1,879,751	**1,791,485**	1,563,049
Accrued expenses related to aircraft overhaul conducted	預提飛機大修費用	**1,389,906**	1,256,115	**1,099,760**	986,055
Other accrued operating expenses	預提其他營運費用	**1,181,390**	1,417,988	**988,611**	1,251,514
Accrued salaries, wages and benefits	預提工資、薪金及福利	**1,481,264**	1,058,895	**1,262,017**	860,981
Duties and levies payable	關税及應付税費	**759,446**	545,482	**602,275**	423,527
Staff housing allowance *(Note 37(b))*	職工住房補貼*(註釋37(b))*	**401,322**	386,065	**331,563**	317,918
Deposits received from ticket sales agents	從票務銷售代理收取的訂金	**286,780**	320,624	**204,731**	229,770
Payable to the Bureau of 2010 Expo Shanghai *(Note 18(b))*	二零一零年上海世博會應付款*(註釋18(b))*	**116,158**	–	**116,158**	–
Current portion of other long-term liabilities *(Note 34)*	其他長期負債的流動部份*(註釋34)*	**76,577**	130,460	**69,255**	121,178
Current portion of post-retirement benefit obligations *(Note 36(b))*	退休後福利準備的流動部份*(註釋36(b))*	**51,226**	46,461	**48,193**	43,801
Amounts due to related companies *(Note 45(b)(ii))*	應付有關連公司款項*(註釋45(b)(ii))*	**136,259**	106,890	**346,733**	311,438
Others	其他	**1,108,513**	1,255,674	**971,840**	1,104,006
		11,517,204	12,246,065	**9,875,704**	10,747,518

31. OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2009, the Group and the Company had 65 and 59 aircraft (2008: 68 and 61 aircraft) respectively under finance leases. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

31. 融資租賃負債

於二零零九年十二月三十一日，本集團及本公司以融資租賃方式分別租入飛機65架和59架(二零零八年：68架和61架)。根據租賃條款，本集團及本公司有權於租賃期滿或接近屆滿時，以市場公平價值或由有關出租人釐定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

最低租金(包括利息)及最低租金的現值分列如下：

Group 集團

		2009 二零零九年			2008 二零零八年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	**Interest 利息 RMB'000 人民幣千元**	**Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元**	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,466,415**	**340,985**	**2,125,430**	2,765,969	848,980	1,916,989
In the second year	第二年	**2,388,362**	**294,733**	**2,093,629**	2,704,499	688,327	2,016,172
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**7,405,048**	**620,147**	**6,784,901**	7,805,669	1,602,339	6,203,330
After the fifth year	五年以後	**8,752,687**	**386,412**	**8,366,275**	11,868,053	1,195,645	10,672,408
Total	總額	**21,012,512**	**1,642,277**	**19,370,235**	25,144,190	4,335,291	20,808,899
Less: amount repayable within one year	減：一年內償還部份	**(2,466,415)**	**(340,985)**	**(2,125,430)**	(2,765,969)	(848,980)	(1,916,989)
Long-term portion	長期部份	**18,546,097**	**1,301,292**	**17,244,805**	22,378,221	3,486,311	18,891,910

Company 公司

		2009 二零零九年			2008 二零零八年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	**Interest 利息 RMB'000 人民幣千元**	**Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元**	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,213,131**	**297,316**	**1,915,815**	2,458,559	743,497	1,715,062
In the second year	第二年	**2,130,374**	**256,296**	**1,874,078**	2,400,584	594,223	1,806,361
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**6,600,565**	**538,862**	**6,061,703**	6,892,822	1,380,412	5,512,410
After the fifth year	五年以後	**7,802,646**	**351,018**	**7,451,628**	10,534,868	1,039,530	9,495,338
Total	總額	**18,746,716**	**1,443,492**	**17,303,224**	22,286,833	3,757,662	18,529,171
Less: amount repayable within one year	減：一年內償還部份	**(2,213,131)**	**(297,316)**	**(1,915,815)**	(2,458,559)	(743,497)	(1,715,062)
Long-term portion	長期部份	**16,533,585**	**1,146,176**	**15,387,409**	19,828,274	3,014,165	16,814,109

The fair value of obligations under finance leases of the Group and the Company are RMB19,681 million and RMB17,704 million (2008: RMB21,037 million and RMB18,640 million) respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

本集團及本公司融資租賃負債之公允值分別為人民幣196.81億元及人民幣177.04億元(二零零八年：人民幣210.37億元及人民幣186.40億元)，而其公允值是根據預期支付款項及年末主要市場利率計算。

32. BORROWINGS 32. 借款

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Non-current	非流動部分				
Long-term bank borrowings	長期銀行借款				
— secured	一有抵押	**7,566,853**	3,350,114	**5,695,606**	2,189,950
— unsecured	一無抵押	**5,438,021**	5,237,938	**5,206,178**	4,855,130
		13,004,874	8,588,052	**10,901,784**	7,045,080
Current	流動部份				
Long-term bank borrowings	長期銀行借款				
— secured	一有抵押	**1,221,829**	1,133,836	**857,512**	742,176
— unsecured	一無抵押	**2,701,640**	5,905,655	**2,495,811**	5,772,969
Short-term bank borrowings	短期銀行借款				
— secured	一有抵押	**–**	1,284,236	**–**	1,222,953
— unsecured	一無抵押	**8,406,606**	18,189,593	**6,866,606**	16,325,335
		12,330,075	26,513,320	**10,219,929**	24,063,433
Total borrowings	借款總額	**25,334,949**	35,101,372	**21,121,713**	31,108,513
The borrowings are repayable as follows:	銀行借款應於下列期間內償還：				
Within one year	一年內	**12,330,075**	26,513,320	**10,219,929**	24,063,433
In the second year	第二年	**2,714,006**	4,147,845	**2,354,008**	3,569,348
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**6,165,512**	3,665,352	**5,295,118**	2,977,920
After the fifth year	五年以後	**4,125,356**	774,855	**3,252,658**	497,812
Total borrowings	借款總額	**25,334,949**	35,101,372	**21,121,713**	31,108,513

Notes:

As at 31 December 2009, the secured bank borrowings of the Group and the Company for the purchases of aircraft were secured by the related aircrafts and buildings with an aggregate net book amount of RMB13,678 million and RMB11,273 million respectively (2008: RMB8,723 million and RMB7,209 million) (Note 19).

Certain unsecured bank borrowings of the Group and the Company totaling of RMB447 million and Nil million respectively (2008: RMB957 million and Nil) were guaranteed by CEA Holding (Note 45(c)).

註釋：

於二零零九年十二月三十一日，本集團及本公司的抵押借款以若干飛機及樓宇作抵押品，其賬面價值為人民幣136.78億元及人民幣112.73億元（二零零八年：人民幣87.23億元及人民幣72.09億元）（註釋19）。

本集團及本公司部份非抵押銀行貸款計人民幣4.47億元及零元（二零零八年：人民幣9.57億元及零元）由中國東航集團擔保（註釋45(c)）。

000141

32. BORROWINGS (continued)

32. 借款(續)

The terms of the long-term bank loans are summarised as follows:

長期銀行借款的條款概括如下：

Currency 幣種	Interest rate and final maturities 借款利率及到期日	Group 集團 2009 二零零九年 RMB'000 人民幣千元	Group 集團 2008 二零零八年 RMB'000 人民幣千元	Company 公司 2009 二零零九年 RMB'000 人民幣千元	Company 公司 2008 二零零八年 RMB'000 人民幣千元
RMB denominated 人民幣	Interest rates ranging from 4.37% to 6.97% per annum with final maturities through to 2017. 年利率介乎4.37厘至6.97厘不等，借款至二零一七年最後到期	**6,535,520**	6,898,178	**5,057,500**	5,042,498
U.S. dollar denominated 美元	Interest rates ranging from 3 month LIBOR +0.25% to 6 month LIBOR+4% per annum with final maturities through to 2021 年利率介乎三個月LIBOR +0.25厘至六個月LIBOR +4厘不等，借款至二零二一年最後到期	**10,279,569**	8,617,707	**9,084,353**	8,406,069
EURO denominated 歐元	Interest rate is 6 months LIBOR +0.6% with final maturity through 2010. 浮動利率為六個月的LIBOR+0.6厘不等，借款至二零一零年最後到期	**113,254**	111,658	**113,254**	111,658
Total long-term bank loans 長期借款總計		**16,928,343**	15,627,543	**14,255,107**	13,560,225

Note:

註釋：

(a) The fair value of long-term borrowing of the Group and the Company are RMB17,051 million and RMB14,332 million (2008: RMB15,826 million and RMB13,684 million), which are determined using the expected future payments discounted at prevailing market interest rates available to the Group and the Company for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(a) 本集團及公司的長期借款之公允價值分別為人民幣170.51億元及人民幣143.32億元(2008年：人民幣158.26億元及人民幣136.84億元)。其公允價值是根據預期支付款項，以及於資產負債表日本集團和本公司可獲得的相同條款及特徵金融工具主要市場利率來計算的。

(b) Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. As at 31 December 2009, the interest rates relating to such borrowings ranged from 0.33% to 7.47% per annum (2008: 2.7% to 7.47% per annum). During the year ended 31 December 2009, the weighted average interest rate on short-term bank loans was 5.14% per annum (2008: 6.36 % per annum).

(b) 本集團及本公司的短期借款均為一年以內償還的借款，其利率根據基於中國人民銀行制定的基準利率的現行市場利率釐定。於二零零九年十二月三十一日，相關借款的年利率介於0.33%至7.47%(2008年：2.7%至7.47%)。於二零零九年十二月三十一日短期借款的加權平均年利率為5.14%(2008年：6.36%)

(c) The carrying amounts of the borrowings are denominated in the following currencies:

(c) 借款的賬面金額以下列貨幣為單位：

		Group 集團 2009 二零零九年 RMB'000 人民幣千元	Group 集團 2008 二零零八年 RMB'000 人民幣千元	Company 公司 2009 二零零九年 RMB'000 人民幣千元	Company 公司 2008 二零零八年 RMB'000 人民幣千元
Renminbi	人民幣	**12,064,354**	21,955,769	**9,046,335**	18,262,088
US Dollars	美元	**13,157,341**	13,007,688	**11,962,124**	12,734,767
Euro	歐元	**113,254**	111,658	**113,254**	111,658
HK Dollar	港元	**–**	26,257	**–**	–
		25,334,949	35,101,372	**21,121,713**	31,108,513

33. PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT AND ENGINES UNDER OPERATING LEASES

33. 經營性租賃飛機及發動機退租檢修準備

		Group 集團		Company 公司	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元	**2009 二零零九年 *RMB'000* 人民幣千元**	2008 二零零八年 *RMB'000* 人民幣千元
At 1 January	一月一日結餘	**1,534,018**	956,910	**1,168,690**	737,371
Additional provisions	本年計提	**588,745**	618,555	**234,529**	431,319
Utilisation	本年度支用	**(275,008)**	(41,447)	**(120,817)**	–
At 31 December	十二月三十一日結餘	**1,847,755**	1,534,018	**1,282,402**	1,168,690
Less: current portion	減：流動部份	**(609,884)**	(213,830)	**(183,099)**	(139,710)
Long-term portion	長期部份	**1,237,871**	1,320,188	**1,099,303**	1,028,980

Provision of operating lease aircraft and engines return condition check represents the present value of estimated costs of major return check for aircraft and engines under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

經營性租賃飛機及發動機退租檢修準備為經營性租賃飛機及發動機的預計退租檢修費用的現值，對於此等飛機，本集團有義務滿足有關租賃規定的交還條件。

34. OTHER LONG-TERM LIABILITIES

34. 其他長期負債

		Group 集團		Company 公司	
		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元	**2009 二零零九年 *RMB'000* 人民幣千元**	2008 二零零八年 *RMB'000* 人民幣千元
Long-term duties and levies payable	長期應付關税及其他税項	**737,369**	805,794	**652,378**	713,522
Fair value of unredeemed points awarded under the Group's frequent flyer program	常旅客計劃尚未兑換獎勵積分的公允價值	**442,623**	364,858	**442,623**	364,858
Payable to the Bureau of 2010 Expo Shanghai *(Note 18(b))*	二零一零年上海世博會應付款*(註釋18(b))*	–	177,883	–	177,883
Long-term payable to Aviation China Civil Flight Institute	中國民用航空飛行學院長期應付款	–	30,000	–	30,000
Deferred gains on sale and leaseback transactions of aircraft	售後回租飛機遞延收益	**8,138**	14,549	**8,138**	14,549
Other long-term payable	其他長期應付款	**91,870**	58,135	**87,524**	56,319
		1,280,000	1,451,219	**1,190,663**	1,357,131
Less: Current portion *(Note 30)*	減：流動部份*(註釋30)*	**(76,577)**	(130,460)	**(69,255)**	(121,178)
Long-term portion	長期部份	**1,203,423**	1,320,759	**1,121,408**	1,235,953

35. DEFERRED TAXATION

35. 遞延稅項

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

當有法定權利可將稅項抵銷，且涉及同一管轄機構，則可將遞延稅項資產與遞延稅項負債互相抵銷。抵銷後，下列金額在資產負債表內列示：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Deferred tax assets	遞延稅項資產				
— Deferred tax asset to be utilised after 12 months	—12個月以上可實現的遞延稅項資產	**82,272**	79,802	**–**	–
— Deferred tax asset to be utilised within 12 months	—12個月以內可實現的遞延稅項資產	**1,476**	2,145	**–**	–
		83,748	81,947	**–**	–
Deferred tax liabilities	遞延稅項負債				
— Deferred tax liability to be realised after 12 months	—12個月以上可實現的遞延稅項負債	**(51,539)**	(55,444)	**–**	–
— Deferred tax liability to be realised within 12 months	—12個月以內可實現的遞延稅項負債	**–**	(2,145)	**–**	–
		(51,539)	(57,589)	**–**	–

Movements in the net deferred taxation asset/(liability) are as follows:

遞延稅項淨資產／(負債)的變動如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**24,358**	62,842	**–**	–
Credited/(charged) to income statement *(Note 14)*	利潤表貸項／(借項) *(註釋14)*	**7,851**	(38,484)	**–**	–
At 31 December	十二月三十一日結餘	**32,209**	24,358	**–**	–

35. DEFERRED TAXATION (continued) 35. 遞延稅項(續)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

於二零零九年十二月三十一日，遞延稅項資產及負債在同一稅法機構下抵銷前的結餘有以下的稅務影響組成：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Deferred tax assets:	遞延稅項資產：				
Tax losses carried forward	稅務虧損結餘	–	1,846	–	–
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	**78,634**	78,634	**74,872**	74,872
Impairment provision for receivables	應收款減值準備	**68,553**	68,553	**52,872**	52,872
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	**170,808**	170,808	**170,451**	170,451
Provision for return condition checks for aircraft and engines under operating leases	經營租賃飛機及發動機退租檢修準備	**152,231**	152,231	**135,196**	135,196
Provision for frequent flyer program	常旅客計劃計提準備	**13,619**	13,619	**13,619**	13,619
Financial derivative liabilities	交易性金融負債	**132,732**	313,488	**132,732**	313,488
Provision for post-retirement benefits	退休後福利準備	**271,672**	271,672	**247,424**	247,424
		888,249	1,070,851	**827,166**	1,007,922
Deferred tax liabilities:	遞延稅項負債：				
Depreciation and amortisation	折舊及攤銷	**(855,272)**	(1,024,173)	**(826,398)**	(985,602)
Financial derivative assets	交易性金融資產	**(768)**	(22,320)	**(768)**	(22,320)
		(856,040)	(1,046,493)	**(827,166)**	(1,007,922)

Movements of the net deferred tax assets/(liabilities) of the Group for the year:

遞延稅項淨資產／(負債)的變動如下：

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	(Charged)/credited to income statement 利潤表(借項)／貸項 RMB'000 人民幣千元	(Charged)/credited to equity 權益借項／(貸項) RMB'000 人民幣千元	At the end of the year 期末餘額 RMB'000 人民幣千元
For the year ended 31 December 2009	於二零零九年年度內				
Tax losses carried forward	稅務虧損結餘	**1,846**	**(1,846)**	–	–
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	**78,634**	–	–	**78,634**
Impairment provision for receivables	應收款減值準備	**68,553**	–	–	**68,553**
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	**170,808**	–	–	**170,808**
Provision for return condition checks for aircraft and engines under operating leases	經營租賃飛機及發動機退租檢修準備	**152,231**	–	–	**152,231**
Provision for frequent flyer program	常旅客計劃計提準備	**13,619**	–	–	**13,619**
Financial derivative liabilities	交易性金融負債	**313,488**	**(180,756)**	–	**132,732**
Provision for post-retirement benefits	退休後福利準備	**271,672**	–	–	**271,672**
		1,070,851	**(182,602)**	–	**888,249**
Depreciation and amortisation	折舊及攤銷	**(1,024,173)**	**168,901**	–	**(855,272)**
Financial derivative assets	交易性金融資產	**(22,320)**	**21,552**	–	**(768)**
Net deferred tax assets	遞延稅項資產淨額	**24,358**	**7,851**	–	**32,209**

35. DEFERRED TAXATION (continued)

35. 遞延稅項(續)

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	(Charged)/ credited to income statement 利潤表(借項)／貸項 RMB'000 人民幣千元	(Charged)/ credited to equity 權益借項／(貸項) RMB'000 人民幣千元	At the end of the year 期末餘額 RMB'000 人民幣千元
For the year ended 31 December 2008	於二零零八年年度內				
Tax losses carried forward	稅務虧損結餘	317,392	(315,546)	–	1,846
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	138,783	(60,149)	–	78,634
Impairment provision for receivables	應收款減值準備	79,195	(10,642)	–	68,553
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	–	170,808	–	170,808
Provision for return condition checks for aircraft and engines under operating leases	經營租賃飛機及發動機退租檢修準備	96,834	55,397	–	152,231
Provision for frequent flyer program	常旅客計劃計提準備	–	13,619	–	13,619
Financial derivative liabilities	交易性金融負債	10,449	303,039	–	313,488
Provision for post-retirement benefits	退休後福利準備	351,283	(79,611)	–	271,672
		993,936	76,915	–	1,070,851
Depreciation and amortisation	折舊及攤銷	(931,094)	(93,079)	–	(1,024,173)
Financial derivative assets	交易性金融資產	–	(22,320)	–	(22,320)
Net deferred tax assets/(liabilities)	遞延稅項資產／(負債)淨額	62,842	(38,484)	–	24,358

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at 31 December 2009, the Group and the Company had tax losses carried forward of approximately RMB12,586 million and RMB9,469 million respectively (2008: RMB11,465 million and RMB8,778 million respectively) which will expire between 2010 and 2014, and which are available to set off against the Group companies and the Company's future taxable income. As at 31 December 2009, the Group and the Company did not recognise RMB3,147 million and RMB2,367 million respectively (2008: RMB2,864 million and RMB2,195 million respectively) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

根據中國稅法，稅務虧損可於五年內抵銷未來應課稅收入。於二零零九年十二月三十一日，本集團及本公司的稅務虧損結餘分別約人民幣125.86億元及人民幣94.69億元(二零零八年：人民幣114.65億元及人民幣87.78億元)，可於二零一零年至二零一四年到期前沖銷本集團內公司及本公司的未來應課稅收入。截至二零零九年十二月三十一日止，由於管理層相信相關的稅務虧損在其到期前可被利用的可能性較少，本集團及本公司尚未就稅務虧損所確認的遞延稅項資產分別為人民幣31.47億元及人民幣23.67億元(二零零八年：人民幣28.64億元及人民幣21.95億元)。

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a) Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. For the year ended 31 December 2009, the Group's pension cost charged to the consolidated income statement amounted to RMB390 million (2008: RMB360 million).

(ii) Medical insurance

The Majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2009, the Group's medical insurance contributions charged to the income statement amounted to RMB132 million (2008: RMB93 million).

(b) Post-retirement benefits

In addition to the above defined contribution retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

36. 退休金計劃及僱員退休後的福利

(a) 定額供款退休金計劃

(i) 退休金

本集團參與某些省市政府管轄的定額供款的退休金計劃。本集團大多數中國僱員符合參與本集團的退休金計劃之資格。本集團需按前一年度薪金及津貼金額的20%至22%交納供款額，僱員則按其基本薪金的7%至8%交納供款。截至二零零九年十二月三十一日止年度，本集團在該計劃下已計入合併利潤表的退休金供款費用為人民幣3.90億元(二零零八年：人民幣3.60億元)。

(ii) 醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零零九年十二月三十一日止年度，本集團計人民幣1.32億元(二零零八年：人民幣0.93億元)醫療保險供款於利潤表中列賬。

(b) 僱員退休後的福利

除上述的退休金計劃外，本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。僱員退休後福利所產生的費用按「預計福利按服務年期攤分法」精算估值計算，並以數項假設及估計為基準，當中包括通脹率、折現率及僱員流失率等。

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

36. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (continued)

(b) 僱員退休後的福利(續)

The post-retirement benefit obligations recognised in the balance sheets are as follows:

在資產負債表中所確認的僱員退休後福利費用準備如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Present value of unfunded post-retirement benefit obligations	不設基金的僱員退休後福利費用準備的現值	**4,490,477**	4,481,420	**3,978,333**	3,941,724
Unrecognised actuarial losses	未確認的精算損失	**(2,640,544)**	(2,965,835)	**(2,333,591)**	(2,611,045)
Post-retirement benefit obligations	僱員退休後福利費用準備	**1,849,933**	1,515,585	**1,644,742**	1,330,679
Less: current portion *(Note 30)*	減：流動部份 *(註釋30)*	**(51,226)**	(46,461)	**(48,193)**	(43,801)
Long-term portion	長期部份	**1,798,707**	1,469,124	**1,596,549**	1,286,878

Changes in post-retirement benefit obligations are as follows:

僱員退休後福利費用準備於本年度的變動如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**1,515,585**	1,405,127	**1,330,679**	1,226,777
Costs charged in the income statement	計入利潤表的有關費用	**440,878**	200,603	**405,468**	181,309
Payments	支付額	**(106,530)**	(90,145)	**(91,405)**	(77,407)
At 31 December	十二月三十一日結餘	**1,849,933**	1,515,585	**1,644,742**	1,330,679

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statements as follows:

退休後福利費用已列入工資、薪金及福利費用中，並已於本年度利潤表中反映：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Current service cost	當期服務費用	**156,000**	74,478	**152,854**	71,552
Interest cost	利息費用	**169,318**	102,009	**149,684**	89,145
Actuarial losses recognised	確認的精算損失	**115,560**	24,116	**102,930**	20,612
Total *(Note 9)*	總額 *(註釋9)*	**440,878**	200,603	**405,468**	181,309

The principal actuarial assumptions at the balance sheet date are as follows:

於資產負債表日主要精算估值假設如下：

		Group and Company 集團及公司	
		2009 二零零九年	2008 二零零八年
Discount rate	折現率	**4.25%**	3.75%
Annual rate of increase of per capita benefit payment	支付僱員福利的每年增長率	**3.00%**	3.00%
Employee turnover rate	僱員流失率	**3.00%**	3.00%
Mortality rate	死亡率	**9.07%**	8.80%
Medical inflation rate	醫療通脹率	**5.00%**	5.00%

37. STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2008: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2009, the Group's contributions to the housing funds amounted to RMB323 million (2008: RMB282 million) which has been charged to the consolidated income statement. The staff housing fund payable as at 31 December 2009 is RMB20 million (2008: RMB25 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum standard as set out in the Group's staff housing allowance policy introduced in October 2003 (the "Housing Policy") based on the area of quarter to which they are entitled and the unit price as set out in the Housing Policy.

The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation would be paid. As at 31 December 2009, the present obligation of the provision for employee's staff housing entitlement is RMB401 million (2008: RMB386 million).

For the year ended 31 December 2009, the staff housing benefit provided under the Housing Policy amounted to RMB106 million (2008: RMB123 million) which has been charged to the consolidated income statement.

37. 職工住房補貼

(a) 員工住房基金

根據修訂後的中國住房政策，本集團需按國內員工薪金的7%至15%(二零零八年：7%至15%)供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於二零零九年十二月三十一日止年度內，本集團計入合併利潤表的職工住房基金的供款計人民幣3.23億元(二零零八年：人民幣2.82億元)。截至二零零九年十二月三十一日，本集團應付職工住房基金準備餘額為人民幣0.20億元(二零零八年：人民幣0.25億元)。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任去填補不足。

(b) 員工住房補貼

除上述供款至國家安排的住房公積金中的員工住房基金，根據二零零三年十月頒佈的職工住房補貼政策(「職工住房補貼政策」)，符合條件但未獲分配住房或已獲分配住房但未達標準的員工可以獲得現金補貼。員工的補貼總額以該政策中員工可享受住房面積及住房單價所計算。

受益期原則上為二十年，當員工離職時，其補貼將停止計算，任何以往年度有關的未支付補貼將在其離職時支付。截至二零零九年十二月三十一日，員工住房補貼準備的現值為人民幣4.01億元(二零零八年：人民幣3.86億元)。

截至二零零九年十二月三十一日止年度，在職工住房補貼政策下計提的員工住房補貼為人民幣1.06億元(二零零八年：人民幣1.23億元)並於合併利潤表中列支。

38. DERIVATIVE FINANCIAL INSTRUMENTS 38. 金融衍生工具

		Group and Company 集團及公司			
		Assets 資產		Liabilities 負債	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
At 31 December	十二月三十一日結餘				
Interest rate swaps *(Note (a))*	利率互換合約(註釋(a))	**–**	988	**154,871**	182,971
Forward foreign exchange contracts *(Note (b))*	外匯遠期合約(註釋(b))	**–**	–	**77,016**	138,760
Crude oil option contracts *(Note (c))*	原油期權合約(註釋(c))	**3,490**	123,010	**897,744**	6,319,868
Total	合計	**3,490**	123,998	**1,129,631**	6,641,599
Less: current portion	減：流動部份				
— Interest rate swaps	—利率互換合約	**–**	–	**(67,728)**	(41,668)
— Forward foreign exchange contracts	—外匯遠期合約	**–**	–	**(40,814)**	(94,539)
— Crude oil contracts	—原油期權合約	**(3,490)**	(123,010)	**(897,744)**	(6,319,868)
		(3,490)	(123,010)	**(1,006,286)**	(6,456,075)
Non-current portion	非流動部份	**–**	988	**123,345**	185,524

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

在報告日期，信貸風險的最高風險承擔為資產負債表內衍生資產的公平價值。

Notes:

註譯：

(a) *Interest rate swaps*

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The Group's interest rate swaps qualify for hedge accounting. The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates and are accounted for as cash flow hedges. Other interest rate swaps are for swapping fixed rates into variable rates and are accounted for as fair value hedges. As at 31 December 2009, the notional amount of the outstanding interest rate swap agreements was approximately US$388 million (2008: US$471 million). These agreements will expire between 2010 and 2018.

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

(a) 利率互換合約

本集團通過利率互換減低市場利率變動的風險（註釋3(a)(ii)）。本集團簽訂的利率互換合約符合套期會計的運用條件。其中大部分合約是將與LIBOR相關的浮動利率轉換為固定利率，屬於現金流量套期；其他合約是將固定利率轉換為浮動利率，屬於公允價值套期。於二零零九年十二月三十一日，仍持有尚未交易的利率協定的名義金額約為3.88億美元（二零零八年：4.71億美元），並將於二零一零年至二零一八年間到期。

本年度利率互換合約實際交割損益及公允價值變動列示如下：

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	*2008 二零零八年 RMB'000 人民幣千元*
Realised (losses)/gains (recognised in profit and loss)	已實現（損失）／收益（計入損益）	***(77,047)***	*10,083*
Unrealised mark to market gains/(losses)	未實現（收益）／（損失）		
— cash flow hedges (recognised in equity)	—現金流套期（計入資本公積）	***56,112***	*(126,138)*
— fair value hedges (recognised in profit and loss)	—公允價值套期（計入損益）	***(27,530)***	*(49,535)*
		(48,465)	*(165,590)*

38. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

38. 金融衍生工具（續）

Notes: (continued)

註釋：（續）

(b) Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group's forward foreign exchange contracts qualify for hedge accounting. These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates and are accounted for as cash flow hedges. Other forward foreign exchange contracts are for purchasing Japanese Yen and selling U.S. dollars at fixed exchange rates and are accounted for as fair value hedges. As at 31 December 2009, the notional amount of the outstanding currency forward contracts was approximately US$82 million (2008: US$121 million), which will expire between 2010 and 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

(b) 外匯遠期合約

本集團通過外匯遠期合約來降低機票銷售外匯收入及需以外匯支付的費用相關的匯率波動風險（註釋3(a)(i)）。本集團簽訂的外匯遠期合約符合套期會計的運用條件。其中大部分合約是以固定匯率銷售日元或買入美元，屬於現金流量套期；其他外匯遠期合約是以固定匯率買入美元及銷售日元，屬於公允價值套期。二零零九年十二月三十一日，仍持有尚未交易的外匯套期合約的名義金額約為0.82億美元（二零零八年：1.21億美元），並將於二零一零年至二零一七年間到期。

本年度外匯遠期合約實際交割損益及公允價值變動列示如下：

		Group 集團	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Realised gains (recognised in profit and loss)	已實現收益（計入損益）	**45,983**	14,759
Unrealised mark to market gains/(losses)	未實現收益／（損失）		
— cash flow hedges (recognised in equity)	—現金流套期（計入資本公積）	**3,272**	(44,222)
— fair value hedges (recognised in profit and loss)	—公允價值套期（計入損益）	**58,472**	(95,666)
		107,727	(125,129)

(c) Crude oil option contracts

The Group enters into crude oil option contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The crude oil option contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each option contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

The Group did not enter into crude oil option contracts in 2009. All existing crude oil option contracts as at 31 December 2009 were entered into by the Group prior to 2009. None of the crude oil option contracts entered into by the Group qualified for hedge accounting, the realised and unrealised mark to market gains/(losses) of the crude oil option contracts during the year were recognised in the consolidated income statement.

(c) 原油期權合約

為降低市場油價／航油價格變動對飛機燃料成本的影響，本集團簽訂了若干原油期權合約。本集團簽訂的原油期權合約的主要結構包括若干看漲期權及看跌期權，並在一定程度上將約定量航油的價格鎖定在一定區間。在每一份原油期權合約中，本集團在看漲期權下有權購入航油的價格高於交易對手有權利出售的價格。

本集團並未在本年內簽訂任何原油期權合約，而所有本集團於二零零九年十二月三十一日所持的尚未交割的原由期權合約均為二零零九年以前簽訂。本集團所持的尚未交割的原油期權合約不符合套期會計的條件，其公允價值變動作為已實現及未實現市值收益／（損失）直接計入合併利潤表。

38. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

38. 金融衍生工具(續)

Notes: (continued)

註譯：(續)

(c) Crude oil option contracts (continued)

(c) 原油期權合約（續）

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

該等合約估值產生的已實現和未實現的收益和損失計入利潤表。

		Group 集團 2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Realised losses	已實現(損失)	**(1,558,858)**	(8,577)
Unrealised mark to market gains/(losses)	未實現收益／(損失)	**5,302,604**	(6,255,791)
		3,743,746	(6,264,368)

The fair value of crude oil option contracts is determined by reference to mark-to-market values provided by counterparties applying appropriate option valuation models (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

原油期權合約的公允值利用交易對手的市場報價以及獨立第三方評估機構運用相關評估模型（例如：均值回歸模型及蒙特卡羅隨機過程）計算得出的評估結果。模型中採用的主要數據及假設包括評估時點的波動率、信用利差、長期均衡價格及均值回歸速度等。

39. FINANCIAL INSTRUMENTS BY CATEGORY

39. 金融工具(按類別)

(a) Group

(a) 集團

		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2009	二零零九年十二月三十一日					
Assets as per balance sheet	資產負債表日的資產					
Available-for-sale financial assets	可供出售金融資產	–	–	–	57,269	57,269
Derivative financial instruments	衍生工具	–	–	3,490	–	3,490
Trade receivables	應收賬款	1,370,871	–	–	–	1,370,871
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款，不包括預付款	1,993,096	–	–	–	1,993,096
Cash and cash equivalents	現金及現金等價物	1,735,248	–	–	–	1,735,248
Total	總計	5,099,215	–	3,490	57,269	5,159,974

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(a) Group (continued) (a) 集團(續)

		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	**Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元**	**Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元**	**Other financial liabilities at amortised cost 其他金融負債按攤餘成本 RMB'000 人民幣千元**	**Total 總計 RMB'000 人民幣千元**
Balance 31 December 2009	二零零九年十二月三十一日					
Liabilities as per balance sheet	資產負債表日的負債					
Borrowings	借款	**25,334,949**	**–**	**–**	**–**	**25,334,949**
Obligations under finance leases	融資租賃負債	**19,370,235**	**–**	**–**	**–**	**19,370,235**
Derivative financial instruments	衍生工具	**–**	**–**	**1,129,631**	**–**	**1,129,631**
Trade payables and notes payable	應付賬款及應付票據	**6,480,459**	**–**	**–**	**–**	**6,480,459**
Other payables and accrued expenses	其他應付款及預提費用	**11,517,204**	**–**	**–**	**–**	**11,517,204**
Total	總計	**62,702,847**	**–**	**1,129,631**	**–**	**63,832,478**

		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2008	二零零八年十二月三十一日					
Assets as per balance sheet	資產負債表日的資產					
Available-for-sale financial assets	可供出售金融資產	–	–	–	31,268	31,268
Derivative financial instruments	衍生工具	–	–	988	–	988
Trade receivables	應收賬款	1,165,308	–	–	–	1,165,308
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款,不包括預付款	3,854,108	–	–	–	3,854,108
Cash and cash equivalents	現金及現金等價物	3,451,010	–	–	–	3,451,010
Total	總計	8,470,426	–	988	31,268	8,502,682

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(a) Group (continued) (a) 集團(續)

		Loans and receivables 借款及應收款項 *RMB'000 人民幣千元*	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 *RMB'000 人民幣千元*	Derivatives used for hedging 用作套期的衍生工具 *RMB'000 人民幣千元*	Other financial liabilities at amortised cost 其他金融負債按攤餘成本 *RMB'000 人民幣千元*	Total 總計 *RMB'000 人民幣千元*
Balance 31 December 2008	二零零八年十二月三十一日					
Liabilities as per balance sheet	資產負債表日的負債					
Borrowings	借款	35,101,372	–	–	–	35,101,372
Obligations under finance leases	融資租賃負債	20,808,899	–	–	–	20,808,899
Derivative financial instruments	衍生工具	–	–	6,641,599	–	6,641,599
Trade payables and notes payable	應付賬款及應付票據	5,459,094	–	–	–	5,459,094
Other payables and accrued expenses	其他應付款及預提費用	12,246,065	–	–	–	12,246,065
Total	總計	73,615,430	–	6,641,599	–	80,257,029

(b) Company (b) 公司

		Loans and receivables 借款及應收款項 ***RMB'000*** *人民幣千元*	**Assets at fair value through the profit and loss** 以公允價值計量且其變動計入損益的資產 ***RMB'000*** *人民幣千元*	**Derivatives used for hedging** 用作套期的衍生工具 ***RMB'000*** *人民幣千元*	**Available-for-sale** 可供出售金融資產 ***RMB'000*** *人民幣千元*	**Total** 總計 ***RMB'000*** *人民幣千元*
Balance 31 December 2009	二零零九年十二月三十一日					
Assets as per balance sheet	資產負債表日的資產					
Available-for-sale financial assets	可供出售金融資產	–	–	–	**45,520**	**45,520**
Derivative financial instruments	衍生工具	–	–	**3,490**	–	**3,490**
Trade receivables	應收賬款	**1,617,660**	–	–	–	**1,617,660**
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款，不包括預付款	**2,989,729**	–	–	–	**2,989,729**
Cash and cash equivalents	現金及現金等價物	**1,118,230**	–	–	–	**1,118,230**
Total	總計	**5,725,619**	–	**3,490**	**45,520**	**5,774,629**

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(b) Company (continued) (b) 公司(續)

		Loans and receivables 借款及應收款項 **RMB'000** 人民幣千元	**Liabilities at fair value through the profit and loss** 以公允價值計量且其變動計入損益的負債 **RMB'000** 人民幣千元	**Derivatives used for hedging** 用作套期的衍生工具 **RMB'000** 人民幣千元	**Other financial liabilities at amortised cost** 其他金融負債按攤餘成本 **RMB'000** 人民幣千元	**Total** 總計 **RMB'000** 人民幣千元
Balance 31 December 2009	二零零九年十二月三十一日					
Liabilities as per balance sheet	資產負債表日的負債					
Borrowings	借款	**21,121,713**	–	–	–	**21,121,713**
Obligations under finance leases	融資租賃負債	**17,303,224**	–	–	–	**17,303,224**
Derivative financial instruments	衍生工具	–	–	**1,129,631**	–	**1,129,631**
Trade payables and notes payable	應付賬款及應付票據	**6,293,548**	–	–	–	**6,293,548**
Other payables and accrued expenses	其他應付款及預提費用	**9,875,704**	–	–	–	**9,875,704**
Total	總計	**54,594,189**	–	**1,129,631**	–	**55,723,820**

		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2008	二零零八年十二月三十一日					
Assets as per balance sheet	資產負債表日的資產					
Available-for-sale financial assets	可供出售金融資產	–	–	–	15,520	15,520
Derivative financial instruments	衍生工具	–	–	988	–	988
Trade receivables	應收賬款	1,534,044	–	–	–	1,534,044
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款，不包括預付款	4,066,738	–	–	–	4,066,738
Cash and cash equivalents	現金及現金等價物	2,361,941	–	–	–	2,361,941
Total	總計	7,962,723	–	988	15,520	7,979,231

		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 其他金融負債按攤餘成本 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2008	二零零八年十二月三十一日					
Liabilities as per balance sheet	資產負債表日的負債					
Borrowings	借款	31,108,513	–	–	–	31,108,513
Obligations under finance leases	融資租賃負債	18,529,171	–	–	–	18,529,171
Derivative financial instruments	衍生工具	–	–	6,641,599	–	6,641,599
Trade payables and notes payable	應付賬款及應付票據	5,220,003	–	–	–	5,220,003
Other payables and accrued expenses	其他應付款及預提費用	10,747,518	–	–	–	10,747,518
Total	總計	65,605,205	–	6,641,599	–	72,246,804

40. SHARE CAPITAL 40. 股本

			2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Registered, issued and fully paid of RMB1.00 each	註冊、已發行及全數繳付每股人民幣1.00元			
A shares listed on The Shanghai Stock Exchange ("A Shares")	在上海證券交易所上市的A股		**6,087,375**	3,300,000
— Tradable shares held by CEA Holding with trading moratorium	一中國東航集團持有的有限售條件流通股	(a), (b) & (c)	**4,831,375**	2,904,000
— Tradable Shares held by other investors with trading moratorium	一其他內資持有的有限售條件流通股	(c)	**860,000**	–
— Tradable Shares without trading moratorium	一無限售條件流通股		**396,000**	396,000
H shares listed on The Stock Exchange of Hong Kong Limited ("H Shares")	在香港證券交易所上市的H股		**3,494,325**	1,566,950
— Tradable Shares held by CES Global with trading moratorium	一東航國際持有的有限售條件流通股	(b)	**1,437,375**	–
— Tradable shares without trading moratorium	一無限售條件流通股	(c)	**2,056,950**	1,566,950
			9,581,700	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

(a) On 4 January 2007, the Company's share reform plan was approved by the Ministry of Commerce and implemented on 9 January 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original 2,904,000,000 non-circulating shares held by CEA Holding were granted the status of listing with a lock up period of 36 months from the effective date of the share reform.

(a) 於二零零七年一月四日，中華人民共和國商務部批准了「中國東方航空股份有限公司股權分置改革方案股改方案」，並於二零零七年一月九日實施。為實施此股改方案，東航集團共計送出96,000,000股股份於流通股股東。中國東航集團原持有的本公司非流通股份2,904,000,000股即獲得附36個月鎖定期的上市流通權。

(b) On 19 May 2009, China Securities Regulatory Commission (the "CSRC") approved the Company's application for additional issuance of 1,437,375,000 H Shares of par value of RMB1.00 each. CES Global subscribed for all the shares under this issue and undertook that it would not transfer the subscribed H Shares within 36 months from the completion date of the issuance. The issue price was HKD1.13 per share and the total proceed of HKD1,630,342,000, equivalent to RMB1,437,375,000 (the "Proceeds of 1st H Shares issuance") from the issuance was received by the Company on 26 June 2009 and verified by a PRC Certified Public Accountants firm.

(b) 根據中國證監會於二零零九年五月十九日簽發的證監許可[2009]413號《關於核准中國東方航空股份有限公司增發境外上市外資股的批覆》，本公司獲准向東航國際以每股面值人民幣1元定向增發H股143,737.5萬股。東航國際，一家註冊於香港的中國東航集團全資子公司，認購所有此次發行的股份，並承諾自發行日起36個月內不會出售該些H股股份。此次每股發行價格為港幣1.13元，募集股款共計港幣1,630,342千元，按資金投入日港幣兑換人民幣的匯率折合人民幣1,437,375千元(以下簡稱「一期H股募集資金」)，上述資金於二零零九年六月二十六日到位，業經中國註冊會計師事務所驗資。

40. SHARE CAPITAL (continued)

(b) (continued)

On 5 June 2009, CSRC approved the Company's application for non-public issuance of 1,437,375,000 A Shares of par value of RMB1.00 each to CEA Holding. The issue price was RMB3.87 per share and the total proceed of RMB5,562,641,000 (the "Proceeds of 1st A Shares issuance") from the issue was received by the Company on 25 June 2009 and verified by a PRC Certified Public Accountants firm. According to the commitment of CEA Holding, it would not transfer the shares of the Company in which it owns interests (including the original 2,904,000,000 non-circulating shares as mentioned in Note (a)) above within 3 years after the completion of this non-public issue.

The total amount of the aforementioned Proceeds of 1st A Shares issuance and Proceeds of 1st H Shares issuance were RMB7,000,016,000, after deducting the share issue expenses of RMB14,878,000, the net proceeds raised from the above share issues amounted to RMB6,985,138,000, of which RMB2,874,750,000 is recorded as share capital and the remaining RMB4,110,388,000 is recorded as share premium.

(c) On 27 November 2009, CSRC approved the Company's application for additional issuance of 490,000,000 new H Shares of par value of RMB 1.00 each to CES Holding. The issue price was HKD1.56 per share and the total proceed of HKD764,400,000, equivalent to RMB673,383,000 (the "Proceeds of 2nd H Shares issuance"), was received by the Company on 10 December 2009 and has been verified by a PRC Certified Public Accountants firm.

On 2 December 2009, CSRC approved the Company's application for non-public issuance of 1,350,000,000 A Shares of par value of RMB1.00 each. 490,000,000 shares of which were subscribed by CEA Holding which undertook that it would not transfer the subscribed A Shares within 36 months from the completion date of the issuance. The remaining 860,000,000 shares under this issue were subscribed by other investors which undertook that it would not transfer the subscribed A Shares within 12 months from the completion date of the issuance. The issue price was RMB4.75 per share and the total proceed of RMB6,412,500,000 from this issue (the "Proceeds of 2nd A Shares issuance"), was received by the Company on 15 December 2009 and has been verified by a PRC Certified Public Accountants firm.

The total amount of the aforementioned Proceeds of 2nd A Shares issuance and Proceeds of the second H Shares issuance were RMB7,085,883,000, after deducting the share issue expenses of RMB14,854,000, the net proceeds raised from the above share issues amounted to RMB7,071,029,000, of which RMB1,840,000,000 is recorded as share capital and the remaining RMB5,231,029,000 is recorded as share premium.

40. 股本(續)

(b) (續)

根據中國證監會於二零零九年六月五日簽發的證監許可[2009]487號《關於核准中國東方航空股份有限公司非公開發行股票的批覆》,本公司獲准向中國東航集團非公開發行每股面值為人民幣1元的A股143,737.5萬股,每股發行價格為人民幣3.87元,募集股款共計人民幣5,562,641千元(以下簡稱「一期A股募集資金」)。上述資金於二零零九年六月二十五日到位,業經中國註冊會計師事務所驗資。中國東航集團承諾於三年內不會轉讓其持有的所有本公司的股權(包括註釋(a)中所述原持有的非公開發行的2,904,000,000股股份)。

上述一期A股募集資金和一期H股募集資金總額為人民幣7,000,016千元,扣除發行費用人民幣14,878千元後,淨募集股款共計折合人民幣6,985,138千元。其中,人民幣2,874,750千元記入股本,人民幣4,110,388千元記入股本溢價。

(c) 根據中國證監會二零零九年十一月二十七日簽發的證監許可[2009]1248號《關於核准中國東方航空股份有限公司增發境外上市外資股的批覆》,本公司獲准向東航國際以每股面值人民幣1元定向增發H股49,000萬股。此次每股發行價格為港幣1.56元,募集股款共計港幣764,400千元,按資金投入日港幣兑換人民幣匯率折合人民幣673,383千元(以下簡稱「二期H募集資金」),上述資金於二零零九年十二月十日到位,業經中國註冊會計師事務所驗資。

根據中國證監會二零零九年十二月二日簽發的證監許可[2009]1275號《關於核准中國東方航空股份有限公司非公開發行股票的批覆》,本公司獲准向特定投資者非公開發行每股面值為人民幣1元的A股135,000萬股。中國東航集團認購490,000,000股股份,並承諾自發行日起36個月內不會出售該些A股股份。其他投資者認購剩餘860,000,000股股份,並承諾自發行日起12個月內不會出售該些A股股份。此次每股發行價格為人民幣4.75元,募集股款共計人民幣6,412,500千元(以下簡稱「二期A股募集資金」)。上述資金於二零零九年十二月十五日到位,業經中國註冊會計師事務所驗資。

上述二期A股募集資金及二期H股募集資金人民幣7,085,883千元,扣除發行費用人民幣14,854千元,淨募集股款共計人民幣7,071,029千元。其中,人民幣1,840,000千元記入股本,剩餘人民幣5,231,029千元記入股本溢價。

000157

41. RESERVES

41. 儲備

Group 集團

		Share premium (Note 40) 股本溢價 (註釋40) RMB'000 人民幣千元	Revaluation reserve 重估儲備 RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 38) 套期儲備 (註釋38) RMB'000 人民幣千元	Other reserves 其他儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2008	二零零八年一月一日結餘	1,006,455	23,816	(720,057)	(25,030)	22,167	(2,813,730)	(2,506,379)
Unrealised loss on cashflow hedges (Note 38)	現金套期的未實現虧損(註釋38)	–	–	–	(170,525)	–	–	(170,525)
Realised gains on cashflow hedges (Note 38)	現金套期的已實現收益(註釋38)	–	–	–	165	–	–	165
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	–	–	–	–	(19,080)	–	(19,080)
Loss attributable to equity holders of the Company	本公司權益持有人應佔虧損	–	–	–	–	–	(15,268,532)	(15,268,532)
At 31 December 2008	二零零八年十二月三十一日結餘	1,006,455	23,816	(720,057)	(195,390)	3,087	(18,082,262)	(17,964,351)
At 1 January 2009	**二零零九年一月一日結餘**	**1,006,455**	**23,816**	**(720,057)**	**(195,390)**	**3,087**	**(18,082,262)**	**(17,964,351)**
Unrealised gain on cashflow hedges (Note 38)	現金套期的未實現收益(註釋38)	–	–	–	**59,384**	–	–	**59,384**
Realised loss on cashflow hedges (Note 38)	現金套期的已實現虧損(註釋38)	–	–	–	**(1,470)**	–	–	**(1,470)**
Capital reserve attributed by shareholders of an associate	聯營公司其他權益變動	–	–	–	–	**49,692**	–	**49,692**
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	–	–	–	–	**(585)**	–	**(585)**
Issuance of new shares (Note 40)	發行新股(註釋40)	**9,341,417**	–	–	–	–	–	**9,341,417**
Profit attributable to equity holders of the Company	本公司權益持有人應佔收益	–	–	–	–	–	**168,766**	**168,766**
At 31 December 2009	**二零零九年十二月三十一日結餘**	**10,347,872**	**23,816**	**(720,057)**	**(137,476)**	**52,194**	**(17,913,496)**	**(8,347,147)**

Company 公司

		Share premium (Note 40) 股本溢價 (註釋40) RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 38) 套期儲備 (註釋38) RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2008	二零零八年一月一日結餘	1,006,455	(720,057)	(25,030)	(2,472,747)	(2,211,379)
Unrealised loss on cashflow hedges (Note 38)	現金套期的未實現虧損(註釋38)	–	–	(170,525)	–	(170,525)
Realised gains on cashflow hedges (Note 38)	現金套期的已實現收益(註釋38)	–	–	165	–	165
Loss for the year	年度虧損	–	–	–	(13,877,388)	(13,877,388)
At 31 December 2008	二零零八年十二月三十一日結餘	1,006,455	(720,057)	(195,390)	(16,350,135)	(16,259,127)
At 1 January 2009	**二零零九年一月一日結餘**	**1,006,455**	**(720,057)**	**(195,390)**	**(16,350,135)**	**(16,259,127)**
Unrealised gain on cashflow hedges (Note 38)	現金套期的未實現收益(註釋38)	–	–	**59,384**	–	**59,384**
Realised loss on cashflow hedges (Note 38)	現金套期的已實現虧損(註釋38)	–	–	**(1,470)**	–	**(1,470)**
Issuance of new shares (Note 40)	發行新股(註釋40)	**9,341,417**	–	–	–	**9,341,417**
Profit for the year	年度盈利	–	–	–	**1,074,027**	**1,074,027**
At 31 December 2009	**二零零九年十二月三十一日結餘**	**10,347,872**	**(720,057)**	**(137,476)**	**(15,276,108)**	**(5,785,769)**

41. RESERVES (continued)

Notes:

(a) Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Standards, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Standards, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings.

No profit appropriation by the Company to the discretionary common reserve fund was made for the year ended 31 December 2009 (2008: nil).

(b) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company's listing.

42. NON-CURRENT ASSETS HELD FOR SALE

In December 2006, the Board passed a resolution to dispose of certain older aircrafts and related flight equipments in the forthcoming 12-months. Accordingly, these aircrafts together with related flight equipments and spare parts were classified as non-current assets held for sale as at 31 December 2006. Since then the Company has been actively seeking buyers for these assets. In December 2009, the Company signed a sales and purchase agreement with a third-party to dispose these aircraft in 2010. An impairment loss of RMB35 million has been recognised in the income statement in relation to these assets with reference to the contract price (Note 10).

41. 儲備(續)

註釋:

(a) 法定及任意公積金

根據中國有關規定及本公司的公司章程,本集團各公司須將按中國企業會計準則所計算的年度內利潤的10%撥入法定公積金,直至該公積金結餘相等於註冊資本的50%。法定公積金可用於彌補以前年度虧損,亦可按現有持股比例發行新股予股東或增加股東現時所持股份的面值,但轉撥後的結餘不可少於註冊股本的25%。

本集團各公司可按中國企業會計準則所計算的年度內利潤的5%撥入任意公積金。該項轉撥須經股東大會決議通過。

本公司於截至二零零九年十二月三十一日止年度無須進行溢利轉撥(二零零八年:無)。

(b) 資本儲備

本集團於一九九六年六月基於上市目的而重組時的發行資本賬面值及淨資產公允值的差異為資本儲備。

42. 持有待售非流動資產

於二零零六年十二月,本公司董事會通過決議,將在未來12個月處置某些機齡較長飛機及相關的飛機航材。相關的飛機及飛機航材於二零零六年十二月三十一日歸類為持有待售非流動資產,此後,本公司一直積極尋找買家。於二零零九年十二月,本公司與第三方就上述資產簽訂處置協議,並將於二零一零年完成上述飛機及相關飛機航材的處置。本公司參照處置協議中的價格,對上述資產計提了人民幣0.35億元的減值損失(註釋10)。

000159

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT 43. 現金流量表附註

(a) Cash generated from operations (a) 經營活動產生的現金流量

		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Profit/(loss) before income tax	**稅前溢利/(虧損)**	**249,205**	(15,256,009)
Adjustments for:	調整項目:		
Depreciation of property, plant and equipment and intangible assets	物業、機器及設備及無形資產折舊	**5,177,149**	4,755,622
Gains on disposals of property, plant and equipment	物業、機器及設備的處置收益	**–**	(267,084)
Share of results of associates	攤佔聯營公司業績	**46,602**	(69,668)
Share of results of jointly controlled entities	攤佔共同控制實體業績	**(23,803)**	(24,050)
Amortisation of lease prepayments	預付租賃款攤銷	**25,686**	25,940
Net foreign exchange gains	匯兑淨溢利	**(95,379)**	(1,970,990)
Amortisation of deferred revenue	遞延收益攤銷	**71,354**	(19,965)
Unrealised (gain)/loss arising from fair value movements of financial derivatives	未實現衍生工具公允價值變動(收益)/損失	**(5,333,546)**	6,400,992
Consumption of flight equipment spare parts	飛機設備零件之消耗	**351,151**	476,282
Impairment provision of trade and other receivables	應收賬款及其他應收款減值準備	**8,807**	39,338
Provision for post-retirement benefits	退休後福利準備	**440,878**	200,603
Provision for return condition checks for aircraft and engines under operating leases	經營性租賃飛機及發動機退租檢修準備	**588,745**	618,556
Impairment loss	資產減值損失	**109,417**	2,976,678
Interest income	利息收入	**(109,925)**	(89,275)
Interest expenses	利息費用	**1,754,640**	2,328,147
Gain on disposal of an associate and available-for-sale financial assets	處置聯營公司及可供出售金融資產所產生的溢利	**–**	(13,557)
Operating profit before working capital changes	營運資本變動前年度溢利	**3,260,981**	111,560

		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Changes in working capital	**營運資金變動**		
Flight equipment spare parts	飛機設備零件	**(465,626)**	(529,068)
Trade receivables	應收賬款	**(210,188)**	922,431
Prepayments, deposits and other receivables	預付款、存款及其他應收款	**540,134**	(452,548)
Sales in advance of carriage	預售機位	**406,305**	(197,331)
Trade payables and notes payables	應付賬款及應付票據	**1,021,365**	1,792,556
Other payables and accrued expenses	其他應付款及預提費用	**(481,798)**	1,928,495
Other long-term liabilities	其他長期負債	**(224,075)**	(431,956)
Provision for return condition checks for aircraft and engines under operating leases	經營性租賃飛機及發動機退租檢修準備	**(275,008)**	(41,448)
Staff housing allowances	職工住房補貼	**(90,514)**	(100,428)
Post-retirement benefit obligations	退休後福利	**(106,530)**	(90,145)
Operating lease deposits	經營性租賃訂金	**132,644**	30,348
		246,709	2,830,906
Cash generated from operations	經營活動產生的現金流量	**3,507,690**	2,942,466

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (continued)
43. 現金流量表附註(續)

(b) Non-cash transactions
(b) 非現金交易

		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Financing activities not affecting cash:	融資活動的非現金交易：		
Finance lease obligations incurred for acquisition of aircraft	融資租賃購買飛機	–	7,964,792

44. COMMITMENTS
44. 承諾

(a) Capital commitments
(a) 資本支出承諾

The Group and the Company had the following capital commitments:

本集團及本公司的資本支出承諾如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Authorised and contracted for:	已授權及訂約的：				
— Aircraft, engines and flight equipment	—飛機、發動機及飛行設備	**74,161,006**	52,533,736	**74,161,006**	52,533,736
— Other property, plant and equipment	—其他物業、機器及設備	**544,490**	130,180	**544,490**	111,810
		74,705,496	52,663,916	**74,705,496**	52,645,546
Authorised but not contracted for:	已授權但未訂約的：				
— Other property, plant and equipment	—其他物業、機器及設備	**3,856,033**	5,235,712	**3,737,320**	4,874,680
— Investment	—投資	**–**	–	**2,700,700**	–
		3,856,033	5,235,712	**6,438,020**	4,874,680
		78,561,529	57,899,628	**81,143,516**	57,520,226

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

以上飛機、發動機及飛行設備包括付運前按金的承諾預期支出，但金額可能因合約中所訂的通脹調整或於付運飛機時所得的折扣而變動。有關金額列示如下：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Within one year	一年內	**10,480,635**	8,852,380	**10,480,635**	8,852,380
In the second year	第二年	**11,082,051**	13,174,190	**11,082,051**	13,174,190
In the third year	第三年	**16,661,512**	9,051,539	**16,661,512**	9,051,539
In the fourth year	第四年	**18,802,713**	9,224,482	**18,802,713**	9,224,482
Over four years	超過四年	**17,134,095**	12,231,145	**17,134,095**	12,231,145
		74,161,006	52,533,736	**74,161,006**	52,533,736

000161

44. COMMITMENTS (continued)

44. 承諾（續）

(b) Operating lease commitments

(b) 經營性租賃承諾

As at the balance sheet date, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

於資產負債表日，本集團及本公司對經營性租賃有如下最低付款承諾：

		Group 集團		Company 公司	
		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Aircraft, engines and flight equipment	**飛機、發動機及飛行設備**				
Within one year	一年內	**2,404,916**	2,671,355	**2,134,163**	2,145,554
In the second year	第二年	**1,901,941**	2,330,080	**1,828,203**	2,008,984
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**4,468,013**	4,598,624	**4,370,015**	4,432,529
After the fifth year	五年以後	**3,398,064**	4,100,560	**3,356,624**	4,028,862
		12,172,934	13,700,619	**11,689,005**	12,615,929
Land and buildings	**土地及樓宇**				
Within one year	一年內	**153,453**	202,540	**30,592**	46,701
In the second year	第二年	**124,160**	124,643	**13,024**	21,066
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**335,059**	325,423	**25,890**	16,323
After the fifth year	五年以後	**2,404,003**	2,398,361	**34,915**	29,276
		3,016,675	3,050,967	**104,421**	113,366
		15,189,609	16,751,586	**11,793,426**	12,729,295

45. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 50.42% of the Company's shares as at 31 December 2009 (2008: 59.67%).

45. 有關連人士交易

本集團由中國東航集團控制。於二零零九年十二月三十一日，中國東航集團擁有本公司50.42%之股權(二零零八年：59.67%)。

(a) Related party transactions

(a) 有關連人士交易

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) 2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
With CEA Holding or companies directly or indirectly held by CEA Holding: **與中國東航集團或由中國東航集團直接或間接控制的公司：**			
Interest income on deposits at an average rate of 0.36% per annum (2008: 0.36% per annum) 存款利息收入，年平均利率0.36厘(二零零八年：年平均利率0.36厘)	EAGF 東航財務	**17,536**	30,766
Interest expense on loans at rate of 4.67% per annum (2008: 4.87% per annum) 貸款利息支出，年利率4.67厘(二零零八年：年利率4.87厘)	EAGF 東航財務	**(148,648)**	(22,267)
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold 機票銷售傭金，銷售票款金額的3%至9%	Kunming Dongmei Aviation Travel Co., Ltd. 昆明東美航空旅遊有限公司	**(11,697)**	(11,468)
	SDATC 東美旅遊	**(3,996)**	(610)
	Shanghai Tourism (HK) Co., Ltd 上海旅遊(香港)有限公司	**(52)**	(1,696)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment 購買飛機、飛行設備、飛行設備零件及其他固定資產及飛機維修所支付的手續費，購買價款的0.1%至2%	EAIEC 東方航空進出口有限公司	**(48,489)**	(47,257)
Repairs and maintenance expense for aircraft and engines 應付飛機及發動機的維修及保養費用	Wheels & Brakes 機輪剎車	**(60,598)**	(64,653)
	STA 科技宇航	**(137,273)**	(131,081)

45. RELATED PARTY TRANSACTIONS (continued)

45. 有關連人士交易(續)

(a) Related party transactions (continued)

(a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入/(費用及支付金額) 2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Supply of food and beverages 餐食及機艙供應品的費用	Shanghai Eastern Air Catering Co., Ltd. 上海東方航空食品有限公司	**(238,772)**	(267,117)
	Xian Eastern Air Catering Investment Co., Ltd. 西安東方航空食品有限公司	**(37,834)**	(36,526)
	Yunnan Eastern Air Catering Investment Co., Ltd. 雲南東方航空食品有限公司	**(31,812)**	(40,836)
	Qingdao Eastern Air Catering Investment Co., Ltd. 青島東方航空食品有限公司	**(24,583)**	(27,480)
	Wuxi Eastern Air Catering and Beverage Investment Co., Ltd. 無錫東方航空食品飲料有限公司	**(15,249)**	(15,183)
	Wuhan Eastern Air Catering Investment Co., Ltd. 武漢東方航空食品有限公司	**(14,943)**	(14,718)
	Ningbo Eastern Air Catering Investment Co., Ltd. 寧波東方航空食品有限公司	**(14,666)**	(14,071)
	Jiangxi Eastern Air Catering Investment Co., Ltd. 江西東方航空食品有限公司	**(13,468)**	(12,105)
	Anhui Eastern Air Catering Investment Co., Ltd. 安徽東方航空食品有限公司	**(11,624)**	(10,838)
	Shanxi Eastern Air Catering Investment Co., Ltd. 陝西東方航空食品有限公司	**(10,667)**	(4,018)
	Gansu Eastern Air Catering Investment Co., Ltd. 甘肅東方航空食品有限公司	**(10,333)**	(7,952)
	Qilu Eastern Air Catering Investment Co., Ltd. 齊魯東方航空食品有限公司	**(7,371)**	(7,546)
	Heibei Eastern Air Catering Investment Co., Ltd. 河北東方航空食品有限公司	**(5,235)**	(1,902)
	Shanghai Meixin Eastern Air Catering Investment Co., Ltd. 上海東航美心食品有限公司	**(4,010)**	(3,233)
	Yantai Eastern Air Catering Investment Co., Ltd. 煙台東方航空食品有限公司	**(229)**	(144)
	Wuxi Eastern Air Catering Investment Co., Ltd. 無錫東方航空食品有限公司	**(504)**	(335)

45. RELATED PARTY TRANSACTIONS (continued)

45. 有關連人士交易(續)

(a) Related party transactions (continued)

(a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) 2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Disposal of an associate 出售聯營公司	CEA Holding 中國東航集團	–	33,972
Advertising expense 廣告費用	CAASC 上海東方航空傳媒有限公司	**(13,002)**	(3,595)
Automobile maintenance fee 汽車修理費	CEA Development Co. Ltd 上海東方航空實業公司	**(32,301)**	(23,595)
Equipment maintenance fee 接受設備生產及維修服務	Shanghai Eastern Aviation Equipment Manufacturing Corporation 上海東方航空設備製造有限公司	**(5,258)**	(8,958)
Land and building rental 物業租賃費	CEA Holding 中國東航集團	**(55,140)**	(55,399)

(b) Balances with related companies

(b) 有關連人士餘額

(i) Amounts due from related companies

(i) 應收有關連公司款項

Nature 性質	Company 企業名稱	Group 集團 2009 二零零九年 RMB'000 人民幣千元	Group 集團 2008 二零零八年 RMB'000 人民幣千元	Company 公司 2009 二零零九年 RMB'000 人民幣千元	Company 公司 2008 二零零八年 RMB'000 人民幣千元
Trade receivables *(Note 26)* 應收賬款*(註釋26)*	Kunming Dongmei Aviation Travel Co., Ltd. 昆明東美航空旅遊有限公司	**13,177**	5,028	**13,177**	5,028
	Shanghai Eastern Aviation International Travel and Transportation Co., Ltd 上海東方航空國際旅遊運輸有限公司	**11,012**	11,012	**11,012**	11,012
	SDATC 東美航空	**3,164**	9,714	**3,164**	9,714
	China Cargo 中貨航	–	–	**759,427**	730,978
	Others 其他	**13,234**	17,246	**15,287**	51,031
		40,587	43,000	**802,067**	807,763
Prepayments, deposits and other receivables *(Note 27)* 預付款、存款及其他應收款*(註釋27)*	EAIEC 東方航空進出口有限公司	**52,016**	181,788	**51,909**	181,788
	Eastern China Kaiya System Integration 上海民航華東凱亞系統集成有限公司	**4,613**	2,871	**4,239**	2,871
	China Cargo 中貨航	–	–	**590,915**	389,981
	CEA Wuhan 東航武漢	–	–	**679,888**	191,286
	Others 其他	**4,768**	4,719	**2,438**	6,396
		61,397	189,378	**1,329,389**	772,322

45. RELATED PARTY TRANSACTIONS (continued)

45. 有關連人士交易(續)

(b) Balances with related companies (continued)

(b) 有關連人士餘額(續)

(i) Amounts due from related companies (continued)

(i) 應收有關連公司款項(續)

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

所有應收有關連公司款項,全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

(ii) Amounts due to related companies

(ii) 應付有關連公司款項

		Group 集團		**Company 公司**	
Nature 性質	**Company 企業名稱**	**2009 二零零九年 *RMB'000* 人民幣千元**	2008 二零零八年 *RMB'000* 人民幣千元	**2009 二零零九年 *RMB'000* 人民幣千元**	2008 二零零八年 *RMB'000* 人民幣千元
Trade payables and notes payable *(Note 29)* 應付賬款及應付票據 *(註釋29)*	EAIEC 東方航空進出口	**907,817**	1,507,760	**803,524**	1,448,477
	Shanghai Eastern Air Catering Co., Ltd. 上海東方航空食品有限公司	**94,275**	148,471	**94,275**	148,471
	Yunnan Eastern Air Catering Investment Co., Ltd. 雲南東方航空食品有限公司	**1,115**	665	**1,115**	665
	Yunnan Eastern China Kaiya System Integration Co., Ltd 雲南民航凱亞資訊有限公司	**1,616**	4,216	**1,616**	4,216
	Wheels & Brakes 機輪剎車	**140**	16,353	**140**	16,353
	CEA Jiangsu 東航江蘇	**–**	–	**137,909**	65,895
	Eastern Logistic 東遠物流	**–**	–	**10,420**	138,230
	Others 其他	**8,180**	14,968	**41,757**	28,663
		1,013,143	1,692,433	**1,090,756**	1,850,970
Other payables and accrued expenses *(Note 30)* 其他應付款及預提費用*(註釋30)*	CEA Holding 中國東航集團	**122,257**	69,497	**122,257**	69,497
	CEA Northwest Co., Ltd 中國東航集團西北公司	**8,000**	8,000	**8,000**	8,000
	Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	**3,376**	11,334	**3,376**	11,344
	EAIEC 東方航空進出口	**–**	10,106	**–**	10,106
	CEA Jiangsu 東航江蘇	**–**	–	**8,174**	113,258
	Others 其他	**2,626**	7,953	**204,926**	99,233
		136,259	106,890	**346,733**	311,438

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. Except for the notes payable to EAIEC which are with discount rates ranging from 1.74% to 2.70% (2008: 3.30% to 5.91%) and repayable within six months, all other amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

所有應付有關連公司款項,除了應付東航財務及中國東航集團款項為代墊款外,全為貿易性質。除應付東方航空進出口的應付票據帶貼息率1.74%至2.70%(二零零八年:3.30%至5.91%)並於六個月內支付外,所有其他應付有關連公司款項全為不帶息及給予跟貿易客戶一樣的正常還款期。

45. RELATED PARTY TRANSACTIONS (continued)

45. 有關連人士交易(續)

(b) Balances with related companies (continued)

(b) 有關連人士餘額(續)

(iii) *Short-term deposits and borrowings with an associate and CEA Holding*

(iii) *與聯營公司及東航集團短期借款以及短期貸款*

		Average interest rate 平均利率		Group 集團		Company 公司	
		2009 二零零九年	2008 二零零八年	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元	**2009 二零零九年 RMB'000 人民幣千元**	2008 二零零八年 RMB'000 人民幣千元
Short-term deposits (included in Prepayments, Deposits and Other Receivables) "EAGF"	短期貸款(包括在預付款、存款及其他應收款內)「東航財務」	**0.40%**	0.40%	**465,238**	1,202,892	**42,667**	427,363
Short-term loans (included in Borrowings) "EAGF"	短期借款(包括在借款內)「東航財務」	**4.40%**	4.30%	**595,110**	295,181	**575,110**	295,181
Long-term loans (included in Borrowings) "EAGF"	長期借款(包括在借款內)「東航財務」	**4.67%**	4.87%	**230,000**	–	–	–
Long-term loans (included in Borrowings) "CEA Holding"	長期借款(包括在借款內)「東航集團」	**4.67%**	4.87%	**162,000**	162,000	–	–

(c) Guarantees by holding company

As at 31 December 2009, bank loans of the Company's subsidiaries with an aggregate amount of RMB447 million (2008: RMB957 million) were guaranteed by CEA Holding (Note 32).

(c) 控股公司作出的擔保

於二零零九年十二月三十一日,本公司部分子公司的銀行借款合計人民幣4.47億元(二零零八年:人民幣9.57億元)由中國東航集團擔保(註釋32)。

(d) Key management compensation

(d) 高級行政人員酬金

		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Directors and supervisors *(Note 9(a))*	薪金、花紅、補貼及福利	**1,374**	977
Senior management	高級行政人員	**1,350**	1,234
		2,724	2,211

46. ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

46. 最終控股公司

本公司的董事以中國東航集團,一家於中國成立的國有企業為本公司最終控股公司。

000167

47. CONTINGENT LIABILITIES

The family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. After the case entered the procedures on appeal, the California Court of Appeal, dismissed the appeal of the plaintiff and affirmed the original order. Subsequent to that, on 16 March 2009, the plaintiff sued the Company in the Beijing No. 2 Intermediate People's Court. On 18 August 2009, Beijing No. 2 Intermediate People's Court accepted the case. Legal documents including summons, prosecution notifications and others have been served on the Company. Trial is yet to begin. The management of the Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of the Company.

As at 31 December 2009, except of the above, the Group was not involved in any other litigation, arbitration or claim of material importance.

47. 或然負債

有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償被美國加州上訴法院二審判決維持一審駁回請求裁定後，於二零零九年三月十六日，向北京第二中級人民法院提起訴訟，二零零九年八月十八日，北京二中院正式立案受理，並向我公司送達了應訴通知書、起訴書等其他法律文件。現此案尚未正式開庭審理。本集團的管理層認為，該訴訟的結果並不會對本公司的財務狀況及經營業績造成不利影響。

截止二零零九年十二月三十一日，本公司未涉及任何其他重大訴訟、仲裁或程式。

48. POST BALANCE SHEET EVENTS

On 10 July 2009, the Company entered into an absorption agreement (the "Absorption Agreement") with Shanghai Airlines Co., Ltd ("Shanghai Airlines") in relation to a proposed acquisition of Shanghai Airlines (the "Proposed Acquisition"). Pursuant to the Absorption Agreement, the Company will issue a maximum of 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. On 9 October 2009, the Company convened the relevant shareholders' meeting in which the Proposed Acquisition was approved.

On 30 December 2009, the Proposed Acquisition was approved by CSRC. On 28 January 2010 (the "Acquisition Date"), the Company issued 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all issued shares of Shanghai Airlines resulting in Shanghai Airlines becoming a wholly owned subsidiary of the Company.

The fair value of identifiable assets and liabilities (the "Acquired Assets and Liabilities") of Shanghai Airlines as at the Acquisition Date were estimated by the Board through a valuation conducted by an independent valuer in respect of the Acquired Assets and Liabilities as at 31 December 2009.

48. 資產負債表日後事項

於二零零九年七月十日，本公司與上海航空股份有限公司(「上海航空」)訂立換股吸收合併預案。根據該預案，本公司將發行A股股票1,694,838,860股以交換上海航空全部已發行股本。本公司股東大會於二零零九年十月九日批准了上述吸收合併預案。

於二零零九年十二月三十日，中國證券監督管理委員會核准了上述吸收合併預案。於二零一零年一月二十八日(「購買日」)，本公司完成對上海航空的換股，換股過程中本公司向上海航空共新發行A股股份1,694,838,860股以換取上海航空所有發行股份，自此，上海航空成為本公司的全資子公司。

於購買日上海航空可辨認資產及負債的公允價值(收購的資產及負債)由本公司董事會根據獨立評估機構按照二零零九年十二月三十一日的收購的資產作出的評估結果確定。

48. POST BALANCE SHEET EVENTS (continued)

48. 資產負債表日後事項(續)

The carrying amount and fair value of the Acquired Assets and Liabilities, provisionally determined, are as follows:

上海航空於收購日的可辨認資產、負債的賬面價值及公允價值暫確定如下：

		Carrying Amount 賬面價值 *RMB'000* *人民幣千元*	Fair Value 公允價值 *RMB'000* *人民幣千元*
Assets	**資產**		
Non-current assets	**非流動資產**		
Intangible assets	無形資產	21,352	21,352
Property, plant and equipment	物業、機器及設備	10,274,572	8,549,043
Lease prepayments	預付租賃款	115,804	551,336
Advances payments on acquisition of aircraft	飛機預付款	1,072,367	1,072,367
Investment in an associates	投資於聯營公司	59,714	59,714
Investment in jointly controlled entities	投資於共同控制實體	19,184	19,184
Available-for-sale financial assets	可供出售金融資產	181,780	181,780
Other long term assets	其他長期資產	526,659	526,659
Deferred tax assets	遞延所得稅資產	510	510
		12,271,942	10,981,945
Current assets	**流動資產**		
Flight equipment spare parts	飛機設備零件	333,043	333,043
Trade receivables	應收賬款	698,362	698,362
Prepayments, deposits and other receivables	預付款、存款及其他應收款	1,398,095	1,398,095
Cash and cash equivalents	現金及現金等價物	1,167,565	1,167,565
		3,597,065	3,597,065
Total assets	**總資產**	15,869,007	14,579,010
Liabilities	**負債**		
Current liabilities	**流動負債**		
Sales in advance of carriage	預售票款	311,170	311,170
Trade payables and notes payable	應付賬款及應付票據	1,383,575	1,383,575
Other payables and accrued expenses	其他應付款及預提費用	2,492,280	2,492,280
Current portion of obligations under finance leases	融資租賃負債的流動部分	73,691	73,691
Current portion of borrowings	借款的流動部分	5,711,604	5,711,604
Income tax payable	應付稅項	16,433	16,433
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備的流動部分	46,378	46,378
Derivative liabilities	衍生負債	18,004	18,004
		10,053,135	10,053,135
Non-current liabilities	**非流動負債**		
Obligations under finance leases	融資租賃負債	1,010,646	1,010,646
Borrowings	借款	4,209,955	4,209,955
Provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備	639,556	639,556
Other long-term liabilities	其他長期負債	248,218	248,218
Deferred tax liabilities	遞延所得稅負債	1,163	1,163
Post-retirement benefit obligations	退休後福利準備	417,369	417,369
		6,526,907	6,526,907
Total liabilities	**總負債**	16,580,042	16,580,042
Net liabilities	**淨負債**	711,035	2,001,032
Minority interests	少數股東權益	53,920	53,920
Net liabilities acquired	**取得的淨負債**	764,955	2,054,952

000169

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

後附綜合財務信息摘自本集團根據中國企業會計準則編製的合併財務報表。

CONDENSED CONSOLIDATED INCOME STATEMENT
簡化合併利潤表

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2009

(按中國企業會計準則編製)
截至二零零九年十二月三十一日止年度

		2009 二零零九年 *RMB'000* 人民幣千元	2008 二零零八年 *RMB'000* 人民幣千元
Revenue	**營業收入**	**39,831,331**	41,842,361
Less: Cost of operation	減：營業成本	**(37,248,315)**	(43,075,888)
Taxes and levies	營業税金及附加	**(1,018,791)**	(891,064)
Selling and distribution expenses	銷售費用	**(2,969,537)**	(2,522,136)
General and administrative expense	管理費用	**(1,538,857)**	(1,524,864)
Finance expenses, net	財務費用，淨值	**(1,639,336)**	(357,410)
Impairment loss	資產減值損失	**(118,224)**	(2,022,178)
Add: Fair value gain/(loss)	加：公允價值變動收益／(損失)	**3,774,688**	(6,400,992)
Investment (loss)/income	投資(損失)／收益	**(22,749)**	105,837
Operating loss	**營業利潤／(營業虧損)**	**(949,790)**	(14,846,334)
Add: Non-operating income	加：營業外收入	**1,604,096**	906,238
Less: Non-operating expenses	減：營業外支出	**(14,185)**	(45,012)
Total profit/(loss)	**利潤總額／(虧損總額)**	**640,121**	(13,985,108)
Less: Income tax	減：所得税費用	**(80,874)**	(60,795)
Net profit/(loss)	淨利潤／(淨虧損)	**559,247**	(14,045,903)
Attribute to:	**應佔：**		
– Equity holders of the Company	一本公司權益持有人	**539,743**	(13,927,656)
– Minority interests	一少數股東權益	**19,504**	(118,247)
		559,247	(14,045,903)

CONDENSED CONSOLIDATED BALANCE SHEET
(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2009

簡化合併資產負債表
(按中國企業會計準則編製)
截至二零零九年十二月三十一日止年度

		2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Assets	**資產**		
Total current assets	流動資產	**6,863,939**	10,401,069
Long-term investment	長期股權投資	**1,152,521**	1,373,356
Fixed assets & construction in progress	固定資產及在建工程	**61,578,262**	58,807,070
Intangible assets & non-current assets	無形資產及其他非流動資產	**2,366,518**	2,524,594
Deferred tax assets	遞延所得稅資產	**57,441**	77,917
Total assets	**資產合計**	**72,018,681**	73,184,006
Liabilities & shareholder's equity	**負債及所有者權益**		
Current liabilities	流動負債	**35,663,041**	54,076,709
Non-current liabilities	非流動負債	**32,690,973**	30,120,909
Deferred tax liabilities	遞延所得稅負債	**51,539**	51,539
Total liabilities	**負債合計**	**68,405,553**	84,249,157
Minority interests	少數股東權益	**509,543**	534,195
Total shareholder's equity	歸屬於權益持有人權益	**3,103,585**	(11,599,346)
Total equity	**總權益**	**3,613,128**	(11,065,151)
Total liabilities & shareholder's equity	**負債及所有者權益合計**	**72,018,681**	73,184,006

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS

(A) 國際財務報告準則與中國企業會計準則的重大差異

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Standards which have a significant effect on the consolidated profit/(loss) attributable to equity holders and consolidated net assets of the Group are summarised as follows:

本集團採用國際財務報告準則與中國企業會計準則在若干方面存在差異。國際財務報告準則及中國企業會計準則的差異對本公司權益持有人應佔溢利／(虧損)及本集團合併淨資產的重大影響總括如下：

		Note 註釋	2009 二零零九年 RMB'000 人民幣千元	2008 二零零八年 RMB'000 人民幣千元
Consolidated profit/(loss) attributable to equity holders of the Company	**本公司權益持有人應佔合併溢利／(虧損)**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**539,743**	(13,927,656)
Impact of IFRS and other adjustments:	國際財務報告準則的影響：			
Difference in depreciation and impairment charges for flight equipment due to different depreciation lives used previously	由於以往採用不同可使用年限而造成飛行設備折舊及減值損失的差異	(a)	**(55,406)**	(134,538)
Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	由於不同可使用年限造成飛機、發動機折舊及減值損失的差異	(b)	**(9,582)**	(383,192)
Provision for post-retirement benefits	退休後福利的準備	(c)	**(334,348)**	(110,458)
Difference in goodwill impairment	商譽減值的差異	(d)	**–**	(688,311)
Reversal of additional amortisation due to the revaluation surplus relating to land use rights	沖銷土地使用權評估增值對攤銷的影響	(e)	**8,420**	8,420
Others	其他	(f)	**–**	37,178
Deferred tax adjustments	遞延税項調整	(g)	**28,327**	(13,121)
Minority interests	少數股東權益	(h)	**(8,388)**	(56,854)
As stated in accordance with IFRS	根據國際財務報告準則列示		**168,766**	(15,268,532)
Consolidated net assets attributable to equity holders of the Company	**本公司權益持有人應佔合併淨資產**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**3,103,585**	(11,599,346)
Impact of IFRS and other adjustments:	國際財務報告準則的影響：			
Difference in depreciation and impairment charges for flight equipment due to different depreciation lives used previously	由於以往採用不同可使用年限而造成飛行設備折舊及減值損失的差異	(a)	**74,183**	129,589
Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	由於不同可使用年限造成飛機、發動機折舊及減值損失的差異	(b)	**93,729**	103,311
Provision for post-retirement benefits	退休後福利的準備	(c)	**(1,849,933)**	(1,515,585)
Reversal of revaluation surplus relating to land use rights	沖銷土地使用權評估增值	(e)	**(360,626)**	(369,046)
Others	其他	(f)	**79,393**	79,393
Deferred tax adjustments	遞延税項調整	(g)	**26,307**	(2,020)
Minority interests	少數股東權益	(h)	**67,915**	76,303
As stated in accordance with IFRS	根據國際財務報告準則列示		**1,234,553**	(13,097,401)

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS (continued)

(a) Prior to 15 February 2006, under the PRC Accounting Standards, rotables were classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years. Under IFRS, rotables were accounted for as property, plant and equipment and were depreciated on a straight-line basis to write off the cost to their residual value over their estimated useful lives and annual provision for scrap was made. Since 1 January 2007, under the PRC Accounting Standards, rotables have been classified as property, plant and equipment and is depreciated over 10 years. Under IFRS, the useful life of rotables was also changed to 10 years with no further annual provision for scraps in 2007. This change of accounting estimate was applied prospectively. Despite the useful life of rotables has been unified under IFRS and the PRC Accounting Standards from 2007, the carrying amounts of rotables at the time of the change were different under IFRS and the PRC Accounting Standards. These differences will be reduced progressively in the coming 3 years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards was aligned with that under IFRS and is calculated to write off their costs on a straight-line basis over their expected useful lives of 15 to 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(c) Under the PRC Accounting Standards, employees' post-retirement benefits are recognised upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period using projected unit credit method.

(d) The basis of recognising the value of underlying assets and liabilities acquired in prior years was different under IFRS and the PRC Accounting Standards. Accordingly the amount and impairment of goodwill was different.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(a) 根據中國企業會計準則，於二零零六年二月十五日之前，高價周轉件作為流動資產列示，並以5年直線法予以攤銷。根據國際財務報告準則，高價周轉件作為固定資產列賬並計提折舊。折舊之基準乃以成本減去估計殘值，並以直線法按預計可使用年限攤銷並每年提取報廢準備。自二零零七年一月一日起，在中國企業會計準則下，高價周轉件作為固定資產列賬並按10年計提折舊。在國際財務報告準則下，高價周轉件的折舊年限亦於當年更改為10年，並不再提取一般報廢準備。由於上述折舊年限的更改為會計估計變更，故對此改變採用了未來適用法處理。由於高價周轉件在中國企業會計準則及國際財務報告準則下在會計政策變更當年的賬面價值不同，故儘管折舊年限在二零零七年統一，但仍存在準則差異。該差異將會在今後3年中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

(b) 根據中國企業會計準則，於二零零一年六月三十日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法計提折舊；自二零零一年七月一日起，中國企業會計準則下飛機及發動機的折舊與國際財務報告準則靠攏，以成本減去5%殘值後，按預計可使用年限15至20年計提折舊，此變更採用未來適用法處理，以致在執行上述變更當年相關飛機及發動機在中國企業會計準則和制度下的賬面淨值與國際財務報告準則的賬面淨值不同。該差異將會在今後年度中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

(c) 在中國企業會計準則下，員工退休後福利於實際付款時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內作出預提。

(d) 在國際財務報告準則及中國企業會計準則下，對於以往年度收購業務的相關資產及負債的確認的價值有所不同，因此商譽的價值亦有所不同，計提的商譽減值準備也存在差異。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS (continued)

(e) Under the PRC Accounting Standards, the land use rights injected by the parent company as capital contribution upon restructuring for listing are stated at valuation less accumulated amortisation. Under IFRS, the land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(f) In addition of the above, the application of IFRS differ in certain other respects from the PRC Accounting Standards.

(g) This represents the corresponding deferred tax effects related to the items above.

(h) This represents the corresponding impact a minority interest related to the items above.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(e) 在中國企業會計準則下，本公司重組上市時母公司以折價入股投入本公司的土地使用權，以評估值減累計攤銷列賬。根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示，本公司重組上市時的土地使用權的歷史成本為零。

(f) 除以上所述外，由於國際財務報告準則及中國企業會計準則不同要求而導致的其他差異。

(g) 此乃以上項目及稅務虧損相關的遞延稅項影響。

(h) 此乃以上項目對少數股東權益之影響。

DIRECTORS

Liu Shaoyong *(Chairman)*
Li Jun *(Vice Chairman)*
Ma Xulun *(Director, President)*
Luo Chaogeng *(Director)*
Luo Zhuping *(Director, Company Secretary)*
Wu Baiwang *(Independent Non-executive Director)*
Xie Rong *(Independent Non-executive Director)*
Sandy Ke-Yaw Liu *(Independent Non-executive Director)*
Wu Xiaogen *(Independent Non-executive Director)*
Ji Weidong *(Independent Non-executive Director)*

SUPERVISORS

Liu Jiangbo *(Chairman of the Supervisory Committee)*
Xu Zhao *(Supervisor)*
Yan Taisheng *(Supervisor)*
Feng Jinxiong *(Supervisor)*
Liu Jiashun *(Supervisor)*

SENIOR MANAGEMENT

Zhang Jianzhong *(Vice President)*
Li Yangmin *(Vice President)*
Fan Ru *(Vice President)*
Zhao Jinyu *(Vice President)*
Tang Bing *(Vice President)*
Wu Yongliang *(Chief Financial Officer)*

COMPANY SECRETARY

Luo Zhuping

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Luo Zhuping

COMPANY'S WEBSITE

http://www.ceair.com

COMPANY'S E-MAIL ADDRESS

ir@ceair.com

董事

劉紹勇*(董事長)*
李　軍*(副董事長)*
馬須倫*(董事、總經理)*
羅朝庚*(董事)*
羅祝平*(董事、公司秘書)*
吳百旺*(獨立非執行董事)*
謝　榮*(獨立非執行董事)*
劉克涯*(獨立非執行董事)*
吳曉根*(獨立非執行董事)*
季衛東*(獨立非執行董事)*

監事

劉江波*(監事會主席)*
徐　昭*(監事)*
燕泰勝*(監事)*
馮金雄*(監事)*
劉家順*(監事)*

高級管理人員

張建中*(副總經理)*
李養民*(副總經理)*
樊　儒*(副總經理)*
趙晉豫*(副總經理)*
唐　兵*(副總經理)*
吳永良*(財務總監)*

公司秘書

羅祝平

授權代表

劉紹勇
羅祝平

公司網址

http://www.ceair.com

公司電子信箱

ir@ceair.com

AUDITORS

International Auditor: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditor: PricewaterhouseCoopers
Zhong Tian CPAs Limited Company
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited,
Shanghai Branch
166 East Lu Jiazui Road, Pudong New Area, Shanghai

核數師

國際核數師： 羅兵咸永道會計師事務所
香港中環
太子大廈22樓

中國境內核數師： 普華永道中天會計師事務所有限公司
中國上海
湖濱路202號
普華永道中心11樓
郵政編碼200021

法律顧問

香港： 貝克・麥堅時律師事務所
美國： 貝克・麥堅時律師事務所
中國： 北京通商律師行

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

股份過戶登記處

香港證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓1712–1716號舖

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司
上海分公司
上海市浦東新區陸家嘴東路166號

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Since 3 July 2009, the principal place of business in Hong Kong has been changed to Unit B, 31/F., United Centre, 95 Queensway, Hong Kong.

主要香港營業地點

自2009年7月3日起，香港的主要營業地址變更為香港金鐘道95號統一中心31樓B室

CUSTODIAN FOR LISTED SHARES WITH TRADING MORATORIUM

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

限售流通股票的存管機構

中國證券登記結算有限責任公司上海分公司

CHANGE OF BUSINESS LICENSE REGISTRATION

The Company changed its business license registration due to changes in the registered capital of the Company.

Registered capital of the Company is RMB9.5817 billion at the end of the Reporting Period.

Business License Registration Number of the Corporation Legal Person: 310000400111686

Tax Registration Number: 310046741602981

營業執照註冊變更情況

因公司註冊資本發生變動，公司營業執照進行了註冊變更。

報告期末公司註冊資本為人民幣95.817億元

企業法人營業執照註冊號：310000400111686

稅務登記號：310046741602981

Shareholders can obtain a copy of the Company's annual report for the year 2009 through the Internet addresses shown below:
股東可以根據需要從以下網站下載本公司二零零九年度報告電子版：
http://www.ceair.com **http://www.irasia.com/listco/hk/chinaeast**

000178


EXPO
2010
SHANGHAI CHINA



中國東方航空
CHINA EASTERN

中国2010年上海世博会航空客运合作伙伴
Airline Partner of The World Exposition 2010 Shanghai China

http://www.ceair.com